Form 10-K405, Exhibit 13
period 1995-01-28
MAY DEPARTMENT STORES CO
filed 1995-04-19
CIK 63416

                                                                EXHIBIT 13

[The following "Management's Discussion and Analysis" section is a reproduction of the same named section included in the paper format Annual Report on pages 12-17.]


                       MANAGEMENT'S DISCUSSION AND ANALYSIS

May reached a significant milestone in achieving its 20th consecutive year of record sales and earnings per share from continuing operations. The continuing execution of our power center merchandising and customer service strategies were key factors in our strong financial performance. Our five-year compound growth rate for earnings per share from continuing operations was 10% -- among the best in the retail industry.

Sales in 1994 were $11.9 billion, an increase of 8.1% over 1993 sales of $11.0 billion. The sales increase over last year was achieved during a period of deflation for department store and shoe prices and reflects the benefit of new store openings and an increase in store-for-store sales of 5.4% for department stores and 4.4% overall. Store-for-store sales increases for the first through fourth quarters in 1994 were 7.8%, 3.1%, 3.1% and 4.2%, respectively.

We achieved $2.92 in earnings per share in 1994, a 10.2% increase over last year's $2.65. Net earnings totaled $782 million compared with $711 million last year. Return on revenues increased to 6.4% in 1994 from 6.2% in 1993. Return on equity was 21.3% in 1994 compared with 22.1% in 1993, and return on net assets was 20.1% in 1994 compared with 19.6% in 1993.

The company values its department store inventory using the LIFO method. Usually, this decreases earnings to partially remove the effect of inflation. This year, May experienced deflation as measured by the Bureau of Labor Statistics. LIFO was a pretax credit of $46 million compared with a charge last year of $7 million.

We opened 19 department stores during 1994, adding 3.0 million square feet of retail space. Five of these openings were Lord & Taylor in Natick and Holyoke, Mass., Albany and Syracuse, N.Y., and Manchester, Conn.; and two were Foley's locations in Houston. Robinsons-May opened one location in East Mesa, Ariz., and four locations in Los Angeles that had been damaged by the January 1994 earthquake. Hecht's opened in Durham, N.C.; Filene's opened four stores in Saugus, Pittsfield and Springfield, Mass., and Albany, N.Y; and Famous-Barr opened two stores in Lafayette, Ind., and St. Louis. One Robinsons-May location damaged by the January 1994 earthquake remains temporarily closed and will reopen in 1995. In addition, we remodeled 35 department stores in 1994, totaling 3.5 million retail square feet, and expanded 15 of these stores by 500,000 square feet. At fiscal year-end, May operated 314 department stores in 29 states and the District of Columbia.

Six department stores were closed during the year, resulting in a net increase of 13 department stores and 2.6 million square feet of retail space. This net increase follows several years in which the department store count decreased as new department store openings were more than offset by the closings of low-productivity stores.

In 1994, Payless ShoeSource opened 656 net new stores, adding 2.6 million square feet of retail space. During the year, Payless ShoeSource purchased 550 Kobacker Company and The Shoe Works stores, located in 29 states and the District of Columbia. Payless ShoeSource remodeled and reopened 416 of these stores during 1994, and plans to reopen 134 stores in 1995, all under the Payless ShoeSource name. In addition, the Payless Kids expansion program continued by adding 354 stores adjacent to existing Payless ShoeSource stores, expanding those locations by a total of 357,000 square feet. At year-end, Payless ShoeSource operated 4,435 stores in 49 states, the District of Columbia, Puerto Rico and the Virgin Islands.

Our expansion program for 1995 includes 23 new department stores, adding 3.3 million square feet of retail space. The company plans to remodel 17 department stores in 1995, totaling 1.0 million square feet of retail space, and to expand eight of these stores by a total of 300,000 square feet. The 1995-1999 expansion plan will add 125 new department stores, totaling 20.3 million retail square feet. After a seven year period in which the company closed 99 low-productivity department stores, we expect to close very few stores during the 1995-1999 period. The expansion plan will result in a 6% net annualized increase in department store square footage. During this five-year period, May will invest $2.1 billion for new stores and will spend an additional $480 million to remodel existing stores.

Payless ShoeSource will add 268 net new stores in 1995 with more than 950,000 square feet of retail space. In addition, Payless ShoeSource will add 105 Payless Kids expansion stores adjacent to existing stores, bringing the total Payless Kids expansion stores to 740. The expansion plan for Payless ShoeSource during the 1995-1999 period involves a capital investment, including the present value of operating leases, of $1.1 billion to add approximately 1,200 net new family shoe stores with 4.1 million square feet of retail space and 900 adjacent Payless Kids expansion stores, adding 700,000 square feet to existing stores. An additional $125 million will be invested to remodel existing stores.

                                       1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Net retail sales from
continuing operations (in billions)    $4.2    $4.7    $5.3    $5.8    $7.3    $8.3    $8.9    $9.4   $10.2   $11.0   $11.9


REVIEW OF OPERATIONS

Net earnings totaled $782 million in 1994 compared with $711 million in 1993 and $603 million in 1992. Total company return on revenues was 6.4% in 1994 compared with 6.2% in 1993 and 5.4% in 1992. Fully diluted earnings per share reached $2.92 in 1994 compared with $2.65 in 1993 and $2.26 in 1992.

Results for the past three years were as follows:


     (dollars in millions,                  1994                   1993                   1992
      except per share)                     % of                   % of                   % of
                                  $     Revenues         $     Revenues         $     Revenues

     Net Retail
      Sales                    $11,877                $10,989                $10,204

     Revenues                  $12,223    100.0%      $11,529    100.0%      $11,150    100.0%
     Cost of sales               8,374     68.5         7,910     68.6         7,691     69.0
     Selling,
       general and
       administrative
       expenses                  2,319     19.0         2,196     19.1         2,202     19.7
     Interest expense,
      net                          234      1.9           245      2.1           279      2.5
     Special and non-
       recurring
       items*                        -        -             -        -           187      n/a

     Earnings before
       income taxes              1,296     10.6         1,178     10.2           791      8.8**

     Provision for
       income taxes ***            514     39.7           467     39.6           188     38.3**

     Net Earnings              $   782      6.4%      $   711      6.2%      $   603      5.4%

     Fully Diluted
       Earnings Per
       Share                   $  2.92                $  2.65                $  2.26


     *    See Special and Nonrecurring Items on page 6.
     **   For comparability, shown before special and nonrecurring items.
     ***  Percent of revenues column represents effective income tax rate.


Net Retail Sales. Net retail sales (see page 13 for definition) increases (decreases) by business segment for 1994 and 1993 were as follows:

                             1994 vs. 1993        1993 vs. 1992
                                                                       Five-Year
                                Store-for-           Store-for-         Compound
                          Total      Store      Total     Store      Growth Rate

Department stores           8.2%      5.4%        7.2%     5.4%             6.8%
Payless ShoeSource          7.6      (0.2)       10.0      1.7             11.5

Total                       8.1%      4.4%        7.7%     4.7%             7.5%


Total sales increases for 1994 reflect the opening of 19 new department stores and 656 net new Payless ShoeSource stores and a 4.4% store-for-store increase. Total sales increases for 1993 include the results of 13 new department stores and 216 net new Payless ShoeSource stores and a 4.7% store-for-store increase.

Sales per square foot by segment were as follows:


                                                           1994      Five-Year
                                                       vs. 1993       Compound
                                                       Increase         Growth
                         1994   1993   1992   1989    (Decrease)          Rate

Department stores        $200   $191   $179   $168         4.5%           3.5%
Payless ShoeSource        161    165    161    141        (2.5)           2.6

Total                    $191   $186   $176   $164         3.0%           3.2%


While both store-for-store sales and sales per square foot were below expectations at Payless ShoeSource, square footage increased 21% as the new store and Payless Kids expansions were greater than usual due to the Kobacker/Shoe Works acquisition.

Sales include leased and licensed department sales of $290, $313 and $349 million in 1994, 1993 and 1992, respectively. Revenues include finance charge revenues of $334, $330 and $329 million in 1994, 1993 and 1992, respectively. Finance charge revenues in 1994 were similar to 1993 and 1992, as credit sales on the company's credit cards did not increase proportionally with sales due to a higher use of third party credit cards.

Cost of Sales. Cost of sales includes cost of merchandise sold and buying and occupancy costs. Cost of sales was $8.37 billion in 1994 compared with $7.91 billion in 1993, a 5.9% increase. The overall increase of 5.9% was due to a 6.0% increase in revenues. As a percent of revenues, cost of sales was 68.5% in 1994 compared with 68.6% in 1993. The 1994 percent decrease was due to a LIFO credit of $46 million in 1994 compared with a charge of $7 million in 1993, partially offset by a small decline in merchandise gross margin and an increase in rent and depreciation expense rates.

Cost of sales was $7.91 billion in 1993 compared with $7.69 billion in 1992, a 2.8% increase. The overall increase of 2.8% resulted from a 3.4% increase in revenues, offset by a lower cost of sales rate. As a percent of revenues, cost of sales was 68.6% in 1993 compared with 69.0% in 1992. The lower 1993 percent compared with 1992 was due to lower buying and occupancy expenses resulting from store company consolidations, partially offset by a small decline in merchandise gross margin. LIFO was a charge of $7 million in 1993 compared with $10 million in 1992.

The impact of LIFO on cost of sales, as a percent of revenues, is shown below:
                                          1994         1993         1992

     Cost of sales                        68.5%        68.6%        69.0%
     LIFO charge (credit)                 (0.4)         0.1          0.1

     Cost of sales before LIFO            68.9%        68.5%        68.9%

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2.32 billion in 1994 compared with $2.20 billion in 1993, a 5.6% increase. The overall increase was due to a 6.0% increase in revenues. As a percent of revenues, selling, general and administrative expenses decreased 0.1% to 19.0% in 1994 compared with 19.1% in 1993 as payroll costs increased at a lesser rate than revenues.

                                   1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Earnings per share from
continuing operations              $.90    $.91   $1.05   $1.28   $1.52   $1.82   $1.87   $1.93   $2.26   $2.65   $2.92


                                   1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Net earnings from continuing
operations (in millions)           $277    $286    $333    $393    $448    $515    $500    $515    $603    $711    $782




Selling, general and administrative expenses were $2.20 billion in 1993 compared with $2.20 billion in 1992, a 0.3% decrease.
Selling, general and administrative expense increases resulting from increased revenues of 3.4% were more than offset by expense savings achieved through store company consolidations and continued focus on expense control. As a percent of revenues, selling, general and administrative expenses were 19.1% in 1993 compared with 19.7% in 1992. The California earthquake did not have an impact on 1993 earnings as the losses were covered by insurance.

Selling, general and administrative expenses include advertising and sales promotion costs of $424, $404 and $400 million in 1994, 1993 and 1992, respectively.

Interest Expense.  Interest expense components were:

     (dollars in millions)             1994         1993         1992
     Interest expense                  $257         $263         $306
     Interest income                     (8)          (8)         (20)
     Capitalized interest               (15)         (10)          (7)

     Interest expense, net             $234         $245         $279

     Percent of revenues                1.9%         2.1%         2.5%

The decrease in 1994 net interest expense from 1993 was due to reduced average borrowings.

The decrease in 1993 net interest expense compared with 1992 was the result of the elimination of the May Centers Associates Corporation (MCAC) sale/leaseback debt upon dissolution of the MCA partnership on May 18, 1992, and other net reductions of debt resulting primarily from current year cash flows. See May Centers Associates on page 31.
                                         5

Income Taxes.  The effective income tax rates were:

                                       1994         1993         1992
   As reported                         39.7%        39.6%        23.7%

   Excluding impact of
    special and nonrecurring
    items and MCA                      39.7%        39.6%        38.5%

The 1994 effective income tax rate of 39.7% increased compared with 1993 due to slightly higher state income tax rates. The increase in the 1993 effective rate of 39.6% compared with 38.5% in 1992 was due to the 1% increase in the federal tax rate resulting from the 1993 tax law change and slightly higher state income tax rates.
See Taxes on page 24. Also see Summary of Significant Accounting Policies on page 13 for a discussion of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Impact of Inflation. The department store inflation (deflation) rate, as measured by the government's Department Store Inventory Price Index, was (0.5)% in 1994 compared with 1.3% in 1993. The company values its department store inventory on a LIFO basis. Typically, the LIFO method removes the current year earnings benefit of inflation by valuing inventory at its current replacement cost. In 1994, because prices deflated, the company recorded a $46 million LIFO credit compared with a $7 million charge in 1993.

The shoe industry also experienced deflation in 1994. Over the last three years, the inflation rate has averaged less than half of 1%.

Special and Nonrecurring Items. During the 1992 third quarter, the company recorded pretax charges of $485 million, $298 million after tax, for special and nonrecurring items. The pretax charges consisted of $240 million for four department store company consolidations (primarily costs for severance, associate relocations, inventory liquidations and adjustments, and one-time transition expenses); $125 million for planned closings of low-productivity stores and other real estate-related charges including adjustments to reflect expected values of a number of properties planned for disposition; $60 million for the costs associated with achieving various operating efficiencies, including the May Merchandising Company headquarters relocation to St. Louis and the data center combinations (primarily costs for associate relocations and excess space carrying costs); $40 million for the cost associated with retiring high interest rate debt; and $20 million for a special contribution to The May Department Stores Company Foundation. The cost to retire the debt was not reflected as an extraordinary item as it was not material to total company earnings or the earnings trend of the company.

The reserve balance for the $485 million special and nonrecurring charges was $35 million at January 28, 1995, $100 million at January 29, 1994, and $330 million at January 30, 1993. In 1994 and 1993, there were no additional provisions for the special and nonrecurring charges and there were no material adjustments to the individual components. The cash component of the $485 million special and nonrecurring charges is estimated to be $325 million.

During the 1992 second quarter, the company recorded a $298 million pretax and after tax nonrecurring gain from the distribution of the MCA partnership assets on May 18, 1992. See May Centers Associates on page 31.

The 1992 special and nonrecurring charges and nonrecurring gain are reflected as special and nonrecurring items on a separate line in the consolidated statement of earnings. The 1992 special and nonrecurring items had no impact on full-year net earnings or earnings per share.


                            1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Common stock price range
Low price                 $ 7.52  $10.50  $15.94  $11.13  $14.38  $17.31  $18.69  $22.63  $26.00  $33.44  $32.25
High price                $12.09  $16.25  $22.06  $25.44  $20.00  $26.31  $29.56  $30.19  $37.25  $46.50  $45.13


                            1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Book value per common
share                      $7.25   $7.86   $8.50   $9.13  $10.75   $9.32  $10.04  $11.26  $12.82  $14.65  $16.65



Summary Segment Information. May operates in two retail business segments -- department stores and self-service family shoe stores operated by Payless ShoeSource. The following summarizes the results of these segments for the past three years. Additional information by business segment is presented in the Six Year Summary by Business Segment on pages 33 and 34.

May's 314 quality department stores are operated by eight department store companies across the United States, each operating under long-standing and widely recognized names. Each store company holds a leading market position in its region. Results for the department store segment were:

                                                                        Increase
(dollars in millions)              1994        1993       1992     1994     1993
Net retail sales                 $9,761      $9,023     $8,416      8.2%     7.2%
Operating earnings                1,400       1,276      1,109      9.7     15.1
Return on revenues                 13.8%       13.3%      11.8%
Return on net assets               24.7        23.9       20.5


Department store operating earnings represent LIFO earnings before income taxes, net interest expense and corporate expense, and exclude goodwill amortization and special and nonrecurring items. Department store operating earnings presented above include a LIFO credit of $46 million in 1994, and charges of $7 and $10 million in 1993 and 1992, respectively. Department store operating earnings, excluding LIFO, are presented below on a supplementary basis for comparative purposes:

                                                                        Increase
(dollars in millions)              1994        1993       1992     1994     1993
Operating earnings               $1,354      $1,283     $1,119      5.5%    14.6%
Return on revenues                 13.4%       13.4%      11.9%


Payless ShoeSource is the nation's largest chain of self-service family shoe stores. At year-end, Payless ShoeSource operated 4,435 stores and 635 Payless Kids expansion stores in 49 states, the District of Columbia, Puerto Rico and the Virgin Islands. Results for Payless ShoeSource were:

                                                                      Increase
                                                                     (Decrease)
(dollars in millions)               1994       1993       1992     1994    1993
Net retail sales                  $2,116     $1,966     $1,788      7.6%   10.0%
Operating earnings                   219        225        214     (2.3)    5.0
Return on revenues                  10.4%      11.4%      12.0%
Return on net assets                21.3       23.9       26.5


The 1994 decrease in operating earnings as compared with 1993 primarily resulted from an increase in expense rate due to the decrease in store-for-store sales performance.

Provided below is a summary of net retail sales, sales per square foot, building area square footage and number of stores for our eight department store operating companies and Payless ShoeSource:


                                          Net Retail                     Building Area
                                   Sales in Millions      Sales Per     Square Footage
                                          of Dollars    Square Foot       in Thousands                 Number of Stores
                                      1994      1993    1994   1993      1994     1993     1994    New   Closed    1993
Lord & Taylor, New York City       $ 1,452   $ 1,302    $226   $219     6,811    6,286       54      5        -      49
Foley's, Houston                     1,633     1,577     181    175     9,583    9,196       49      2        1      48
Robinsons-May, Los Angeles           1,494     1,302     171    160     9,527    8,626       52      5        1      48

Hecht's, Washington, D.C.            1,423     1,326     212    207     6,959    6,912       45      1        1      45
Kaufmann's, Pittsburgh               1,303     1,240     198    192     6,908    6,774       40      -        -      40
Filene's, Boston                     1,162     1,068     239    238     5,320    4,704       36      4        1      33

Famous-Barr, St. Louis                 947       884     193    179     5,099    5,145       30      2        2      30
Meier & Frank, Portland, Ore.          347       324     204    193     1,770    1,737        8      -        -       8

Total department stores              9,761     9,023     200    191    51,977   49,380      314     19        6     301

Payless ShoeSource                   2,116     1,966     161    165    14,905   12,345    4,435    656(net)   -   3,779

Total                              $11,877   $10,989    $191   $186    66,882   61,725    4,749    675        6   4,080

Net retail sales represent sales of stores open at the end of 1994.
Sales per square foot is calculated on total revenues and average gross retail square footage.
Building area represents gross retail square footage of stores open at the end of the period presented.


                            1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Department stores sales
per square foot             $113    $123    $138    $143    $158    $168    $172    $171    $179    $191    $200


REVIEW OF FINANCIAL CONDITION

Our 1994 financial performance further strengthened our balance
sheet and financial condition.   We continue to meet our objective
of generating superior shareowner returns, while maintaining access to capital at all times at reasonable costs.

Return on Equity. Return on equity is our principal measure in evaluating our performance for shareowners and our ability to profitably invest shareowners' funds. Our objective is to sustain performance that places our return on equity in the top quartile of the retail industry. Our return on beginning equity in 1994 was 21.3% compared with 22.1% in 1993 and 21.5% in 1992. During this period, our financial strength has improved with a 1994 debt-to-capitalization ratio of 44% compared with 54% in 1991.

Return on Net Assets. Return on net assets measures performance independent of capital structure. Return on net assets represents pretax earnings before special and nonrecurring items, net interest expense and the interest component of operating leases, divided by beginning of year net assets (including present value of operating leases). Return on net assets was 20.1% in 1994 compared with 19.6% in 1993 and 16.7% in 1992. The improvement in the 1994 return on net assets compared with 1993 was due to the growth in earnings exceeding the 4.8% growth in beginning of year net assets. The improvement in the 1993 return on net assets compared with 1992 was due to the growth in earnings and a decrease in beginning of year net assets.

Cash Flow. Cash flow from operations (earnings plus depreciation/amortization) was $1.2 billion. This was 9.5% of revenues in 1994 compared with 9.2% in 1993 and 8.5% in 1992. The company's cash flow as a percent of revenues continues to be one of the highest in the retail industry, and provides the company ample resources to invest in its business.

Sources and (uses) of cash flows are summarized below:


(millions)                                           1994       1993       1992
Earnings and depreciation/amortization             $1,156     $1,059      $ 944
Working capital increases                            (154)      (216)      (142)
Other operating activities                             (3)        73         13
Investing activities                                 (815)      (588)      (394)
Net long-term debt issuances (repayments)             117       (192)      (248)
Other financing activities                           (292)      (262)      (208)

Increase (decrease) in cash and
 cash equivalents                                  $    9     $ (126)     $ (35)


Financing Activities. During 1994, the company issued $200 million of 8-3/8% debentures due in 2024. The proceeds from the issuance were added to the company's general funds and were available for the purchase of certain of the company's other indebtedness, capital expenditures, working capital needs and other general corporate purposes, including investments and acquisitions.

During 1994 and 1993, the company retired $35 and $100 million, respectively, of high interest rate debt. The cost associated with retiring the debt was recorded in 1992. See Special and Nonrecurring Items on page 32.

During 1992, the company issued $200 million of 8-3/8% debentures due in 2022. The proceeds from the issuance were added to the company's general funds and were available for the purchase of certain of the company's other indebtedness, capital expenditures, working capital needs and other general corporate purposes, including investments and acquisitions. During 1992, the company retired $360 million of high interest rate debt. Also, upon dissolution of the MCA partnership on May 18, 1992, the company received a majority ownership interest in MCAC and, therefore, $618 million of MCAC sale/leaseback debt was eliminated on a consolidated basis. See May Centers Associates and Special and Nonrecurring Items on pages 31 and 32.

Financial Condition Ratios. Our strong debt-to-capitalization and fixed charge coverage ratios are consistent with our capital structure objectives and provide us with substantial financial flexibility.

The debt-to-capitalization ratio was 44%, 45% and 49% at the end of 1994, 1993 and 1992, respectively. For purposes of the debt-to-capitalization ratio, total debt is defined as short-term and long-term debt (including the ESOP debt reduced by unearned compensation), redeemable preferred stock and the capitalized value of all leases, including operating leases. Capitalization is defined as total debt, noncurrent deferred taxes, ESOP Preference Shares and shareowners' equity. See Profit Sharing on page 21 for discussion of the ESOP. The decrease in the debt-to-capitalization ratio to 44% in 1994 from 45% in 1993 was primarily due to the growth in retained earnings. The decrease in the debt-to-capitalization ratio in 1993 compared with 1992 was primarily due to the elimination of the MCAC loans and other net reductions in debt, along with the continued growth in retained earnings.

                         1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Return on equity         16.1%   15.5%   15.7%   17.0%   18.6%   18.0%   21.8%   20.7%   21.5%   22.1%   21.3%

                         1984    1985    1986    1987    1988    1989    1990    1991    1992    1993    1994
Return on net assets     18.9%   18.8%   17.7%   17.4%   17.5%   18.0%   17.2%   16.0%   16.7%   19.6%   20.1%


Fixed charge coverage was 3.4x, 3.2x and 2.4x in 1994, 1993 and 1992, respectively. Fixed charge coverage, excluding the impact of the special and nonrecurring items, was 2.8x in 1992. Fixed charges are defined as gross interest expense (excluding one-half of the interest expense related to the MCAC loans prior to the MCA partnership dissolution), interest expense on the ESOP debt, total rent expense and the pretax equivalent of dividends on redeemable preferred stock. In 1994, the improvement in coverage resulted from the increased level of earnings, partially offset by an increase in fixed charges, primarily rent expense. In 1993, the improvement in coverage resulted from the increased level of earnings and a decrease in fixed charges. Fixed charges in 1993 were lower compared with 1992 due to lower interest expense resulting from reductions in debt and lower average interest rates, partially offset by an increase in rent expense.

Our bonds are rated A2 by Moody's Investors Service, Inc. and A by Standard & Poor's Corporation. Our commercial paper is rated P1 and A1 by Moody's and Standard & Poor's, respectively.

Capital Expenditures. Our strong financial condition enables us to make capital expenditures to enhance shareowners' returns. Return on net assets, internal rate of return and sales per square foot are emphasized as the principal operating measures as we invest in new stores and remodels and eliminate unproductive space.

Capital expenditures in 1995 will approximate $930 million (including $110 million representing the capital value of new operating leases). Capital expenditures for the 1995-1999 period are planned at $5.0 billion (including $660 million representing the capital value of new operating leases). We intend to use internal cash flow to finance substantially all of these expenditures.

Available Credit. The company has $750 million of available borrowing under its multi-year credit agreement. During 1994, the company increased the dollar amount of the shelf registration statement filed with the Securities and Exchange Commission to $800 million. As of January 28, 1995, the shelf registration statement would enable the company to issue up to $800 million of additional debt securities.


[The following "Common Stock Dividends and Market Prices" section is a reproduction of the same named section included in the paper format Annual Report on page 17.]


Common Stock Dividends and Market Prices. Our policy is to increase dividends on common stock consistent with our earnings growth over time. The 1995 annual dividend rate was increased 10%, $.10 per share, to $1.14 per share, the 20th consecutive annual dividend increase. The new annual dividend rate of $1.14 per share will be effective with the June 1995 dividend payment. Dividends paid have increased at a compound rate of 7.8% during the past five years. The company has paid consecutive quarterly dividends since December 1, 1911.

The quarterly price ranges of the common stock and dividends per share in 1994 and 1993 were:

                                     1994                                   1993
                  Market Price  Dividends               Market Price   Dividends
Quarter       High         Low  Per Share          High          Low   Per Share
First      $45-1/8     $38       $ .23          $39-3/4      $33-7/16   $.20-3/4
Second      41-7/8      37-3/8     .26           41-1/8       34-5/8     .23
Third       42          36-1/2     .26           46-1/4       39-1/2     .23
Fourth      39-7/8      32-1/4     .26           46-1/2       37-1/2     .23

Year       $45-1/8     $32-1/4   $1.01          $46-1/2      $33-7/16   $.89-3/4


The approximate number of common shareowners as of March 1, 1995, was 46,000.

                        1984    1985    1986    1987    1988    1989    1990    1991    1992     1993     1994
Cash flow (in millions)
Depreciation and
amortization            $437    $467    $542    $605    $714    $784    $794    $834    $944   $1,059   $1,156
Net earnings            $277    $286    $333    $393    $448    $515    $500    $515    $603   $  711   $  782


                        1984    1985    1986    1987    1988    1989    1990    1991    1992     1993     1994
Dividends per
common share
(year-end rate)         $.43    $.47    $.52    $.57    $.64    $.71    $.79    $.81    $.83     $.92    $1.04


[The following "Summary of Significant Accounting Policies" section is a reproduction of the same named section included in the paper format Annual Report on page 18.]


                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year. The company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1994, 1993 and 1992 ended on January 28, 1995, January 29, 1994, and January 30, 1993, respectively. Each year included 52 weeks. References to years in this annual report relate to fiscal years rather than calendar years.

Basis of Reporting. The consolidated financial statements include the accounts of the company and all wholly owned subsidiaries (the company). Prior to dissolution of the May Centers Associates (MCA) partnership in 1992, the company's 50% partnership investment in MCA was accounted for using the equity method of accounting. See May Centers Associates on page 31.

Net Retail Sales and Revenues. Net retail sales (sales) represent the sales of stores operating at the end of the latest period, and exclude finance charge revenues and the sales of stores which have been closed and not replaced. Sales include sales of merchandise and services and sales of leased and licensed departments. Sales are net of returns and exclude sales tax. Store-for-store sales represent sales of those stores open during both years. Revenues include finance charge revenues and all sales from all stores operating during the period.

Cost of Sales. Cost of sales includes the cost of merchandise sold and buying and occupancy costs.

Preopening Expenses. Costs associated with the opening of new stores are expensed during the year incurred.

Income Taxes. Effective with the beginning of 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 was insignificant and, therefore, no adjustments were reflected in the financial statements. SFAS No. 109 requires income taxes to be accounted for using a balance sheet approach known as the liability method, as compared with the previous approach known as the deferred method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

Earnings Per Share.   Primary earnings per share are computed by
dividing net earnings less dividend requirements on redeemable preferred stock and ESOP Preference Shares (net of related income tax benefits on unallocated shares) by the average common shares
outstanding and common share equivalents during the period.   Fully
diluted earnings per share assume conversion of the ESOP Preference Shares into common stock and adjust net earnings for the additional expense required to fund the ESOP debt service resulting from the assumed replacement of the ESOP Preference Shares dividends with common stock dividends. The average common shares outstanding and common share equivalents used to calculate fully diluted earnings per share were 264.9, 265.5 and 265.3 million in 1994, 1993 and 1992, respectively. References to earnings per share in this annual report relate to fully diluted earnings per share.

With the adoption of SFAS No. 109 in 1993, the tax benefit to the company from dividends paid on the unallocated shares of common stock assumed held by the ESOP is no longer reflected in fully diluted earnings per share. The impact on 1993 fully diluted earnings per share was a decrease of $.02.

Cash Equivalents. Cash equivalents consist primarily of commercial paper with maturities less than three months. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable. In accordance with industry practice, installments on deferred payment accounts receivable maturing in more than one year have been included in current assets.

Merchandise Inventories. Department store merchandise inventories (83% of the company's consolidated inventories in 1994 and 1993) are valued by the retail method and are stated on the LIFO (last-in, first-out) cost basis, which is lower than market. The accumulated LIFO provision was $171 and $217 million in 1994 and 1993, respectively. Payless ShoeSource merchandise inventories are valued by the retail method and are stated on the lower of average cost or market basis.

Property and Equipment. Property and equipment are recorded at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms.

Goodwill. Goodwill represents the excess of cost over the fair value of net tangible assets acquired at the dates of acquisition. Substantially all amounts are amortized using the straight-line method over a 40-year period. Goodwill is presented in the consolidated balance sheet net of accumulated amortization of $112 and $94 million in 1994 and 1993, respectively.

Derivatives Policy. The company's policy is to use financial derivatives only to reduce risk in conjunction with specific business transactions. Gains and losses on hedges of existing assets or liabilities are included in the respective balance sheet amounts. Gains and losses related to hedges of firm commitments or anticipated transactions are deferred and recognized in operating results or included in balance sheet amounts when the transaction occurs.

[The following "Consolidated Financial Statements" section is a reproduction of the same named section included in the paper format Annual Report on pages 19-22.]


                The May Department Stores Company and Subsidiaries


                        CONSOLIDATED STATEMENT OF EARNINGS



(millions, except per share)
                                                 1994           1993         1992
Net Retail Sales                              $11,877        $10,989      $10,204

Revenues                                      $12,223        $11,529      $11,150

Cost of sales                                   8,374          7,910        7,691
Selling, general and
 administrative expenses                        2,319          2,196        2,202
Interest expense, net                             234            245          279
Special and nonrecurring items                      -              -          187

Total cost of sales and expenses               10,927         10,351       10,359

Earnings before income taxes                    1,296          1,178          791
Provision for income taxes                        514            467          188

Net Earnings                                  $   782        $   711      $   603


Primary earnings per share                    $  3.06        $  2.77      $  2.35


Fully Diluted Earnings Per Share              $  2.92        $  2.65      $  2.26


See the Summary of Significant Accounting Policies and Notes to
Consolidated Financial Statements.


                The May Department Stores Company and Subsidiaries

                            CONSOLIDATED BALANCE SHEET

(dollars in millions, except per share)               January 28,      January 29,
                                                            1995             1994
Assets
Current Assets:
   Cash                                                   $   15           $   15
   Cash equivalents                                           40               31
   Accounts receivable, net                                2,436            2,394
   Merchandise inventories                                 2,207            2,020
   Other current assets                                      212              219

Total Current Assets                                       4,910            4,679

Property and Equipment:
   Land                                                      207              248
   Buildings and improvements                              3,115            2,673
   Furniture, fixtures and equipment                       2,394            2,043
   Property under capital leases                              78               83

   Total property and equipment                            5,794            5,047
   Accumulated depreciation                               (1,928)          (1,636)

   Property and equipment, net                             3,866            3,411

Goodwill                                                     602              619
Other Assets                                                  94               91

Total Assets                                              $9,472           $8,800


Liabilities and Shareowners' Equity
Current Liabilities:
   Current maturities of long-term debt                   $  169           $  113
   Accounts payable                                          837              870
   Accrued expenses                                          761              740
   Income taxes payable                                      128               48

Total Current Liabilities                                  1,895            1,771

Long-term Debt                                             2,875            2,822
Deferred Income Taxes                                        359              373
Other Liabilities                                            191              182

ESOP Preference Shares                                       374              380
Unearned Compensation                                       (357)            (367)

Shareowners' Equity:
   Common stock                                              124              124
   Additional paid-in capital                                  5               21
   Retained earnings                                       4,006            3,494

   Total Shareowners' Equity                               4,135            3,639

Total Liabilities and Shareowners' Equity                 $9,472           $8,800


Common stock has a par value of $.50 per share; 700 million shares are authorized and 313.6 million shares were issued. At January
28, 1995, 248.4 million shares were outstanding and 65.2 million shares were held in treasury. At January 29, 1994, 248.3 million shares were outstanding and 65.3 million shares were held in treasury.

ESOP Preference Shares have a par value of $.50 per share, stated value of $507 per share and 800,000 shares are authorized. At
January 28, 1995, 737,145 shares (convertible into 15.1 million common shares) were issued and outstanding. At January 29, 1994, 750,303 shares (convertible into 15.4 million common shares) were issued and outstanding.

See Preferred and Preference Stock in Notes to Consolidated
Financial Statements for discussion of other preferred stock.

See the Summary of Significant Accounting Policies and Notes to
Consolidated Financial Statements.

                                        16

                The May Department Stores Company and Subsidiaries

                       CONSOLIDATED STATEMENT OF CASH FLOWS

(millions)                                              1994    1993      1992
Operating Activities:
Net earnings                                           $ 782   $ 711     $ 603
Adjustments for noncash items
 included in earnings:
   Depreciation and amortization                         374     348       341
   Deferred income taxes (noncurrent)                     15      10         9
   Deferred and unearned compensation                     15      17        21
   Adjusted equity earnings of MCA
     partnership                                           -       -        (7)
   Nonrecurring gain                                       -       -      (298)
   Special and nonrecurring charges,
     net of tax benefit                                    -       -       298
Working capital increases*                              (154)   (216)     (142)
Other assets and liabilities, net                        (33)     46       (10)

Total Operating Activities                               999     916       815

Investing Activities:
Capital expenditures                                    (937)   (700)     (404)
Disposition of property and equipment                    127     118        72
Acquisition of 21% of MCAC                                 -       -      (156)
Collection of MCI note receivable                          -       -        74
Other                                                     (5)     (6)       20

Total Investing Activities                              (815)   (588)     (394)

Financing Activities:
Issuance of long-term debt                               200      12       208
Repayment of long-term debt                              (83)   (204)     (456)
Purchase of common stock                                 (56)    (54)      (31)
Issuance of common stock                                  34      32        46
Dividend payments                                       (270)   (240)     (223)

Total Financing Activities                              (175)   (454)     (456)

Increase (Decrease) in Cash and
 Cash Equivalents                                          9    (126)      (35)

Cash and Cash Equivalents,
 Beginning of Year                                        46     172       207

Cash and Cash Equivalents, End of Year                 $  55   $  46     $ 172











                                        17

                The May Department Stores Company and Subsidiaries

                   CONSOLIDATED STATEMENT OF CASH FLOWS (con't.)

(millions)                                         1994        1993        1992
*Comprised of:
   Accounts receivable, net                       $ (42)      $ (27)      $  37
   Merchandise inventories                         (187)       (229)        (50)
   Other current assets                               7         105          24
   Accounts payable                                 (33)        147          61
   Accrued expenses                                  21        (199)       (199)
   Income taxes payable                              80         (13)        (15)

   Net increase in
    working capital                               $(154)      $(216)      $(142)

Cash paid during the year:
   Interest                                       $ 241       $ 257       $ 304
   Income taxes                                     418         322         354

Noncash investing and financing activities include the disposition of $164 million investment in MCA and the elimination of $618 million of MCAC loans upon dissolution of the MCA partnership in 1992, and conversions of ESOP Preference Shares into common stock of $7, $9 and $5 million in 1994, 1993 and 1992, respectively.

See the Summary of Significant Accounting Policies and Notes to
Consolidated Financial Statements.


                         The May Department Stores Company and Subsidiaries


                            CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY


                                            Outstanding  Additional                         Total
(dollars in millions,                      Common Stock     Paid-in       Retained   Shareowners'
 shares in thousands)                  Shares   Dollars     Capital       Earnings         Equity

Balance at February 1, 1992           246,916      $123         $15         $2,643         $2,781

Net earnings                                -         -           -            603            603
Dividends paid:
  Common stock ($.82 1/2
    per share)                              -         -           -           (205)          (205)
  ESOP Preference Shares,
    net of tax benefit                      -         -           -            (18)           (18)
  Preferred stock                           -         -           -              -              -
Common stock issued                     2,165         1          50              -             51
Purchase of common stock                 (974)        -         (31)             -            (31)

Balance at January 30, 1993           248,107      $124         $34         $3,023         $3,181

Net earnings                                -         -           -            711            711
Dividends paid:
  Common stock ($.89 3/4
    per share)                              -         -           -           (223)          (223)
  ESOP Preference Shares,
   net of tax benefit                       -         -           -            (17)           (17)
  Preferred stock                           -         -           -              -              -
Common stock issued                     1,611         1          40              -             41
Purchase of common stock               (1,376)       (1)        (53)             -            (54)

Balance at January 29, 1994           248,342      $124         $21         $3,494         $3,639

Net earnings                                -         -           -            782            782
Dividends paid:
  Common stock ($1.01
    per share)                              -         -           -           (251)          (251)
  ESOP Preference Shares,
    net of tax benefit                      -         -           -            (19)           (19)
  Preferred stock                           -         -           -              -              -
Common stock issued                     1,429         1          39              -             40
Purchase of common stock               (1,388)       (1)        (55)             -            (56)

Balance at January 28, 1995           248,383      $124         $ 5         $4,006         $4,135











                                                 19

                         The May Department Stores Company and Subsidiaries


                       CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY (con't.)


Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:

(shares in thousands)                                           1994       1993      1992

Balance, Beginning of Year                                    65,295     65,530    66,721

Common stock issued:
        Exercise of stock options                               (677)      (967)   (1,667)
        Deferred compensation plan                              (181)      (239)     (217)
        Restricted stock grants, net of
         forfeitures                                            (157)        31      (102)
        Contribution to Profit Sharing Plan                     (145)       (76)        -
        Conversion of ESOP Preference Shares                    (269)      (360)     (179)

                                                              (1,429)    (1,611)   (2,165)

Purchase of common stock                                       1,388      1,376       974

Balance, End of Year                                          65,254     65,295    65,530

See the Summary of Significant Accounting Policies and Notes to Consolidated
Financial Statements.


[The following "Notes to Consolidated Financial Statements" section is a reproduction of the same named section included in the paper format Annual Report on pages 23-29.]


                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Quarterly Results (Unaudited). Quarterly results are determined in accordance with the annual accounting policies and include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:

(millions, except per share)                                                1994
Quarter                     First     Second      Third       Fourth        Year
Revenues                   $2,622     $2,706     $2,945       $3,950     $12,223

Cost of sales              $1,817     $1,887     $2,052       $2,618     $ 8,374

Net Earnings               $  112     $  130     $  139       $  401     $   782

Primary earnings
   per share               $  .43     $  .50     $  .54       $ 1.59     $  3.06

Fully Diluted
 Earnings Per Share        $  .41     $  .49     $  .51       $ 1.51     $  2.92


(millions, except per share)                                                1993
Quarter                     First     Second      Third       Fourth        Year
Revenues                   $2,422     $2,586     $2,814       $3,707     $11,529

Cost of sales              $1,683     $1,791     $1,956       $2,480     $ 7,910

Net Earnings               $   96     $  117     $  133       $  365     $   711

Primary earnings
 per share                 $  .37     $  .45     $  .51       $ 1.44     $  2.77

Fully Diluted
 Earnings Per Share        $  .35     $  .44     $  .49       $ 1.37     $  2.65


There are variables and uncertainties in the factors used to estimate the annual LIFO provision on an interim basis. The following unaudited supplementary information shows the pro forma per share impact of LIFO had the final variables and factors been known at the beginning of each year.

                                      1994                              1993
                        Pro             As               Pro              As
    Quarter           Forma       Reported             Forma        Reported
    First            $(.02)          $ .02             $ .00           $ .02
    Second            (.02)            .02               .01             .02
    Third             (.03)            .00               .00             .01
    Fourth            (.04)           (.15)              .01            (.03)

    Year             $(.11)          $(.11)            $ .02           $ .02

Profit Sharing. The company has one qualified profit sharing plan which covers substantially all associates who are paid for 1,000 hours or more in a year and have attained age 21. The plan is a defined contribution plan which provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $29, $35 and $31 million in 1994, 1993 and 1992, respectively.

The company's Profit Sharing Plan includes an Employee Stock Ownership Plan (ESOP) under which the Profit Sharing Plan borrowed $400 million in 1989, guaranteed by the company, at an average rate of 8.5% with an average maturity of 12 years. The proceeds were used to purchase $400 million of a new class of convertible preference stock of the company (ESOP Preference Shares). The company issued 788,955 ESOP Preference Shares. Each share is convertible into 20.4903 shares of common stock and has a stated value of $24.74 per common share equivalent. The annual dividend rate on the ESOP Preference Shares is 7.5%, and the shares are redeemable by the holder or the company in certain situations.

The $389 million outstanding portion of the guaranteed ESOP debt is reflected in the consolidated balance sheet in long-term debt as the company will ultimately fund the required debt service. The company's contributions to the ESOP, along with the dividends on the ESOP Preference Shares, are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $33 million in each of 1994 and 1993, and $34 million in 1992.
ESOP Preference Shares dividends were $28 million in 1994, and $29 million in each of 1993 and 1992. ESOP debt principal payments began in 1993. ESOP Preference Shares are released based upon debt service payments and are allocated to participating associates' accounts. Unearned compensation, initially an equal, offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP, and is amortized as principal is repaid.

The company's expense related to the Profit Sharing Plan was $21, $22 and $14 million in 1994, 1993 and 1992, respectively.

At January 28, 1995, the Profit Sharing Plan beneficially owned
11.6 million shares of the company's common stock and 100% of the company's ESOP Preference Shares, which are convertible into 15.1 million shares of the company's common stock, representing 10.1% of the company's common stock on a fully converted basis.

Pension. The company has one retirement plan which covers substantially all associates who are paid for 1,000 hours or more in a year and have attained age 21. The plan is noncontributory and provides benefits based upon years of service and pay during employment. The company also maintains a nonqualified supplementary retirement plan for certain associates and foreign retirement plans for certain overseas-based associates.

Pension expense is determined by the company based on information provided by an outside actuarial firm, using assumptions to estimate the total benefits ultimately payable to associates and then allocating this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually. The following tables summarize the funded status of the plans, components of pension expense, actuarial assumptions and definitions of terms.


(millions)                                                       1994      1993
Actuarial Present Value of Benefit Obligations:
  Vested benefit obligation                                      $186      $206
  Nonvested benefit obligation                                     24        18

  Accumulated benefit obligation (ABO)                            210       224
  Estimated effect of future salary increases                      51        56

  Projected benefit obligation (PBO)                              261       280
Plan assets at fair value (primarily
  equity and fixed income securities)                             227       234

Plan assets less than PBO                                         (34)      (46)
Unrecognized obligation                                             4         5
Unrecognized gain                                                 (35)      (19)
Unrecognized prior service cost                                    20        21

Accrued pension cost                                             $(45)     $(39)

Plan assets in excess of ABO                                     $ 17      $ 10


The accrued pension cost primarily represents the unfunded ABO for the nonqualified supplementary retirement plan. Qualified plan assets in excess of ABO were $57 and $46 million in 1994 and 1993, respectively.

(millions)                                            1994       1993       1992
Components of Pension Expense:
  Service cost                                        $ 25       $ 23       $ 23
  Interest on PBO                                       19         20         20
  Actual return on assets                                6        (22)       (12)
  Net amortization and deferral                        (19)         3         (7)

Total                                                 $ 31       $ 24       $ 24


The increase in 1994 pension expense is primarily due to the January 1, 1994, decreases in the discount rate and expected return on assets assumptions.

At the end of 1994, the discount rate and expected rate of return on plan assets were increased as a result of a general increase in interest rates during the year.

                                                                     January 1,
                                             1995          1994           1993
Actuarial Assumptions:
  Discount rate                               8.0 %         7.0%          8.25%
  Expected return on plan assets              8.25          7.5           8.25
  Salary increase                             5.0           5.0           6.0


Definitions of Terms:
     ABO is the actuarial present value of benefits (both vested and nonvested) attributed by the pension benefit formula to prior associate service based on current and past compensation levels.

     PBO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service taking into consideration future salary increases.

     Accrued pension cost is the balance sheet accrued expense not yet paid to a plan.

     Net amortization and deferral represents the net effect during the period of the delayed recognition provisions of SFAS
     No. 87.

Another important element in the retirement programs for associates is the federal Social Security system into which the company paid
$137 million in 1994 as its matching portion of the $137 million contributed by associates.

The company maintains a postretirement benefit plan for certain associates. Benefits vary by the group of associates covered and include fixed or variable benefits for life and/or health insurance. Current eligibility is limited to a small group of associates. At the end of 1994, the company increased the discount rate assumption from 7.0% to 8.0%, which resulted in a $4 million decrease in the present value of future obligations. As of January 28, 1995, the company's estimated present value of future obligations for postretirement benefits of $39 million is fully accrued in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The estimated future obligations are based upon assumed annual health care cost increases of 12% for 1995 and decreasing by 1% annually to 8% for 1999 and future years. A one-percentage-point increase/decrease in the assumed annual health care cost increases would increase/decrease the present value of estimated future obligations for postretirement benefits by $1 million. The postretirement plan is unfunded. The postretirement expense was $3, $2 and $3 million in 1994, 1993 and 1992, respectively.

Taxes. The provision for income taxes and related percent of pretax earnings for the last three years were as follows:

(dollars in millions)                    1994             1993              1992
                                   $        %        $       %         $       %
Federal                         $393              $304              $259
State and local                   87                68                49

Taxes currently payable          480     37.1%     372    31.6%      308    38.9%
Federal                           28                81              (106)
State and local                    6                14               (14)

Deferred taxes                    34      2.6       95     8.0      (120)  (15.2)

Total                           $514     39.7%    $467    39.6%     $188    23.7%


The provision for deferred income taxes prior to the adoption of SFAS No. 109 consisted of:

(millions)                                                             1992
Depreciation and amortization                                         $   8
Accrued expenses and reserves                                          (124)
Other, net                                                               (4)

Total                                                                 $(120)

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

                                                   1994       1993       1992
Statutory federal income tax rate                  35.0%      35.0%      34.0%
State and local income taxes                        7.2        7.0        4.4
Federal tax benefit of state and
  local income taxes                               (2.5)      (2.5)      (1.5)
Nonrecurring gain                                     -          -      (12.8)
Equity earnings of MCA partnership                    -          -       (0.3)
Other, net                                            -        0.1       (0.1)

Effective income tax rate                          39.7%      39.6%      23.7%

Major components of deferred tax assets and (liabilities) were as follows:

                                          January 28,             January 29,
(millions)                                      1995                    1994

Accrued expenses and reserves                  $ 171                   $ 190
Deferred and other compensation                   91                      92
Depreciation/amortization and
   basis differences                            (398)                   (401)
Other deferred income tax
   liabilities, net                              (58)                    (72)

Net deferred income taxes                       (194)                   (191)
Deferred investment tax credit                     -                      (3)
Less:  Net current deferred
   income tax assets                            (165)                   (179)

Noncurrent deferred income taxes               $(359)                  $(373)


Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

Taxes other than income taxes consisted of:

(millions)                                     1994         1993         1992
Payroll                                        $173         $165         $164
Real estate and personal property                83           79           83

Total                                          $256         $244         $247

Accounts Receivable. During 1994, credit sales under department store credit programs were $5.8 billion, or 57.3% of 1994 department store sales compared with 62.4% in 1993 and 64.2% in 1992. An estimated 31 million customers hold credit cards under the company's various credit programs. During the past years, we have expanded our acceptance of third party credit cards. Sales made through third party credit cards, including sales of Payless ShoeSource stores, totaled $2.1 billion in 1994 compared with $1.5 billion in 1993 and $1.1 billion in 1992.

Net accounts receivable consisted of:

                                               January 28,         January 29,
(millions)                                           1995                1994
Customer accounts receivable                       $2,418              $2,368
Other accounts receivable                              96                 102

Total accounts receivable                           2,514               2,470
Allowance for uncollectible accounts                  (78)                (76)

Accounts receivable, net                           $2,436              $2,394

Other Current Assets. In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories.

Other Assets.  Major components of other assets included:

                                                  January 28,      January 29,
(millions)                                              1995             1994
Notes receivable                                         $48              $44
Deferred debt expense                                     21               20
Restricted construction funs                               5                9

Accrued Expenses.  Major components of accrued expenses included:

                                                   January 28,      January 29,
(millions)                                               1995             1994
Insurance costs                                          $203             $199
Sales and use and other taxes                             142              130
Interest and rent expense                                 102               98
Salaries, wages and employee benefits                      87               80
Store closings and real estate-related                     81              113
Construction costs                                         62               34
Advertising and other operating expenses                   50               45

Short-term Debt and Lines of Credit. Short-term borrowings for the last three years were:

(dollars in millions)                                 1994      1993      1992
Balance outstanding at year-end                          -         -         -
Average balance outstanding                           $ 83      $ 94      $ 36
Average interest rate on average balane                5.0%      3.3%      3.6%
Maximum balance outstanding                           $317      $344      $135

The average balance of short-term borrowings outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term borrowings were outstanding during the year. The company has available credit agreements amounting to $750 million. At January 28, 1995, there were no amounts outstanding under these agreements.

Long-term Debt.  Long-term debt and capital lease obligations were:

                                                  January 28,       January 29,
(dollars in millions)                                   1995              1994
5.7% to 10.75% unsecured notes and
  sinking fund debentures due 1995-2024               $2,902            $2,780
3.0% to 10.0% mortgage notes and bonds
  due 1995-2012                                           69                72

Total debt                                             2,971             2,852
Capital lease obligations                                 73                83

                                                       3,044             2,935
Less current maturities                                 (169)             (113)

Total                                                 $2,875            $2,822

During 1994, the company issued $200 million of 8-3/8% debentures due in 2024. The proceeds from the issuance were added to the company's general funds and were available for the purchase of certain of the company's other indebtedness, capital expenditures, working capital needs and other general corporate purposes, including investments and acquisitions.

During 1994 and 1993, the company retired $35 and $100 million, respectively, of high interest rate debt. The cost associated with retiring the debt was recorded in 1992. See Special and Nonrecurring Items on page 32.

During 1992, the company issued $200 million of 8-3/8% debentures due in 2022. The proceeds from the issuance were added to the company's general funds and were available for the purchase of certain of the company's other indebtedness, capital expenditures, working capital needs and other general corporate purposes, including investments and acquisitions. During 1992, the company retired $360 million of high interest rate debt. Also, upon dissolution of the MCA partnership on May 18, 1992, the company received a majority ownership interest in MCAC and, therefore, $618 million of MCAC loans were eliminated on a consolidated basis. See May Centers Associates and Special and Nonrecurring Items on pages 31 and 32.

The annual maturities of long-term debt, including sinking fund requirements, are $169, $21, $236, $244 and $89 million for 1995 through 1999, respectively.

The net book value of property and equipment encumbered under long-term debt agreements was $103 million at January 28, 1995.

Lease Obligations. The company owns approximately 76% of its department stores and leases substantially all of its Payless
ShoeSource stores. Approximately 79% of real property rent expense was attributable to Payless ShoeSource stores in 1994.

Rental expense for the company's operating leases consisted of:

(millions)                                          1994       1993       1992
Minimum rentals                                     $224       $200       $182
Contingent rentals based on sales                     18         18         19

Real property rentals                                242        218        201
Equipment rentals                                      5          7          8

Total                                               $247       $225       $209

Future minimum lease payments at January 28, 1995, were as follows:

                                         Capital      Operating
(millions)                                Leases         Leases         Total
1995                                       $  10         $  241        $  251
1996                                          10            225           235
1997                                          10            203           213
1998                                          10            182           192
1999                                          10            162           172
After 1999                                   138            620           758

Minimum lease payments                       188         $1,633        $1,821

Less imputed interest component             (115)

Present value of net minimum
  lease payments of which $2
  million is included in current
  liabilities                              $  73

The present value of operating leases was $1.1 billion at January
28, 1995.

The company entered into capital leases with MCI (currently known as CenterMark Properties, Inc.) in 1988 for certain department store properties, resulting in initial capital lease obligations of $74 million payable to MCI through 2017. These leased properties owned by MCI secured a 12%, $74 million note receivable from MCI, which was repaid in 1992. See May Centers Associates on page 31.

Property under capital leases is summarized as follows:

                                         January 28,              January 29,
(millions)                                     1995                     1994
Cost                                           $ 78                     $ 83
Accumulated amortization                        (32)                     (30)

Total                                          $ 46                     $ 53

Other Liabilities. Other liabilities principally consisted of deferred compensation liabilities of $189 and $178 million at January 28, 1995, and January 29, 1994, respectively. Under the company's deferred compensation plan, eligible associates may elect to defer a portion of their compensation each year into cash and/or stock unit alternatives. The company makes payments in shares to settle obligations with most participants who defer in stock units and maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

Preferred and Preference Stock. The company is authorized to issue 25,134,474 shares of preferred and preference stock. The following summarizes the authorized, issued and outstanding shares by type:

                                                            Issued and Outstanding
                                                      January 28,       January 29,
(dollars in millions,                   Shares              1995              1994
   except per share)                Authorized      $     Shares      $     Shares
Preferred Stock,
   no par value                         51,323      1     12,105      1     12,115
$1.80 Preference Stock,
   no par value                         73,273      1     26,653      1     26,653
3-3/4% Cumulative Preference
   Stock, $1.00 par value
   per share                             9,878      -          -      -          -
Preference Stock, $.50 par
   value per share, in the
   aggregate, including
   ESOP shares                      25,000,000    374    737,145    380    750,303


The Preferred Stock and the $1.80 Preference Stock are included in other liabilities. The ESOP Preference Shares are shown separately in the consolidated balance sheet outside of shareowners' equity as the shares are redeemable by the holder or the company in certain situations.

Stock Option and Stock Related Plans. Under the company's common stock option plans, options are granted at the market price on the date of grant. Options to purchase may extend for a period of five or 10 years, may be exercised in installments only after stated intervals of time, and are conditioned upon continued active employment with the company, except periods following retirement, disability or death. As the option price is fixed at the market price on the date of grant, no expense is charged against earnings by the company.

The changes in outstanding stock options were as follows:

                                                  1994                     1993
                                                 Grant                    Grant
(shares in thousands)               Shares      Prices      Shares       Prices
Outstanding at beginning
   of year                           4,780      $ 8-44       4,941       $ 8-37
Granted                              1,523       38-40       1,227        37-44
Exercised                             (677)       8-37        (967)        8-36
Cancelled or expired                  (297)      18-44        (421)       15-37
Outstanding at end of year           5,329      $12-44       4,780       $ 8-44

Exercisable at end of year           1,971      $12-44       1,503       $ 8-37
Shares available for
   additional grants                16,183                   4,195


Under the 1994 Stock Incentive Plan, the company is authorized to grant a maximum of 1.75 million shares of restricted stock to management associates. No monetary consideration is paid by associates receiving restricted stock. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to 10 years as determined at the date of the grant. During 1994, the company granted 179,000 shares of restricted stock under the 1994 Stock Incentive Plan.

Under the 1979 Restricted Stock Plan, the company was authorized to grant shares to management associates. No monetary consideration was paid by associates receiving restricted stock. Restrictions lapse over periods of up to 10 years as determined at the date of grant. During 1994 and 1993, the company granted 5,000 and 44,000 shares of restricted stock, respectively, under the 1979 Restricted Stock Plan.

Shareowner Rights Plan. The company has a Shareowner Rights Plan (Preferred Stock Purchase Rights) under which a right is attached to each share of the company's common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock or shares of common stock of the acquiring person.
The rights will remain in existence until August 31, 2004, unless they are earlier terminated, exercised or redeemed.

Bondholder Litigation. In the 1994 third quarter, the company recorded a pretax charge of $10 million, or $.02 per share, which represents the company's share of the settlement of a 1992 lawsuit filed by certain bondholders and is net of previously established reserves.

Fair Value of Financial Instruments. The following table presents the carrying amounts and fair values of the company's financial instruments at January 28, 1995, and January 29, 1994. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                 1994                       1993
                                 Carrying        Fair       Carrying        Fair
(millions)                         Amount       Value         Amount       Value
Accounts receivable                $2,436      $2,436         $2,394      $2,394
Long-term debt                      2,971       3,104          2,852       3,436


The carrying amounts shown in the table are included in the consolidated balance sheet under the indicated captions.

The decrease in the spread between the fair value and carrying amount of long-term debt in 1994 compared with 1993 was due to higher interest rates at the end of 1994. The fair value was determined based upon borrowing rates currently available for debt instruments with similar remaining terms and maturities.

In 1986, the company sold a portion of Parklabrea, a 178-acre commercial and residential development. In connection with this transaction, the company sold $165 million of notes received from the sale and became contingently liable for up to $42 million of the purchaser's debt. The fair value of this guarantee is not significant.

In 1994, the company sold its remaining interests in Parklabrea for $84 million, including a $27 million note receivable. The company recognized a $5 million pretax gain on this transaction.

May Centers Associates. On May 18, 1992, the May Centers Associates (MCA) partnership was dissolved and its assets were distributed to its 50% partners, the company and an affiliate of The Prudential Life Insurance Company (The Prudential). The asset distribution resulted in the company receiving 79% of the stock of May Centers Associates Corporation (MCAC) and The Prudential receiving 21% of the stock of MCAC and 100% of the stock of May Centers, Inc. (MCI). MCI, a real estate entity, and MCAC, an entity which had entered into various sale/leaseback transactions with the company, were both 100% owned by MCA prior to the distribution. Subsequent to the distribution, MCI changed its name to CenterMark Properties, Inc. During the 1992 second quarter, the company recorded a $298 million pretax and after tax nonrecurring gain from the distribution of MCA partnership assets. In the 1992 fourth quarter, the company acquired the 21% of the stock of MCAC held by The Prudential for $156 million.

The company's investment in the MCA partnership and its results of operations were recorded using the equity method of accounting.
Included in selling, general and administrative expenses was $7 million of adjusted equity earnings of MCA in 1992.

Prior to 1992, the company and MCAC entered into sale/leaseback transactions whereby MCAC purchased from the company various department store properties. The sale/leasebacks were accounted for as loans from MCAC (MCAC loans). Upon dissolution of the MCA partnership on May 18, 1992, the company received a majority ownership interest in MCAC and, therefore, $618 million of MCAC loans were eliminated on a consolidated basis.

Special and Nonrecurring Items. During the 1992 third quarter, the company recorded pretax charges of $485 million, $298 million after tax, for special and nonrecurring items. The pretax charges consisted of $240 million for four department store company consolidations; $125 million for planned closings of low-productivity stores and other real estate-related charges including adjustments to reflect expected values of a number of properties planned for disposition; $60 million for the costs associated with achieving various operating efficiencies, including the May Merchandising Company headquarters relocation to St. Louis and the data center combinations; $40 million for the cost associated with retiring high interest rate debt; and $20 million for a special contribution to The May Department Stores Company Foundation. The cost to retire the debt was not reflected as an extraordinary item as it was not material to total company earnings or the earnings trend of the company.

During the 1992 second quarter, the company recorded a $298 million pretax and after tax nonrecurring gain from the distribution of the MCA partnership assets on May 18, 1992. See May Centers Associates on page 31.

The 1992 special and nonrecurring charges and nonrecurring gain are reflected as special and nonrecurring items on a separate line in the consolidated statement of earnings. The 1992 special and nonrecurring items had no impact on full-year net earnings or earnings per share.

[The following "Six Year Summary by Business Segment" section is a reproduction of the same named section included in the paper format Annual Report on pages 28-29.]

Notes To Six Year Summary By Business Segment. Net retail sales exclude finance charge revenues and sales of nonreplaced closed stores and sold divisions in all periods. The revenues shown below include finance charge revenues and all sales of all stores operating during the period.

(millions)              1994       1993       1992       1991       1990      1989
Revenues:
  Department
     stores          $10,107    $ 9,563    $ 9,362    $ 9,067    $ 8,700    $8,356
  Payless
     ShoeSource        2,116      1,966      1,788      1,548      1,366     1,246

Total                $12,223    $11,529    $11,150    $10,615    $10,066    $9,602

Revenues for 1989 included 53 weeks.


Operating earnings represent LIFO earnings before federal and state income taxes, net interest expense and corporate expense, and exclude special and nonrecurring items and sold divisions. Goodwill, the fair value adjustment of property, equipment and leases, and the related amortization and depreciation of such items have been included in corporate expense and total assets. In addition, consolidation costs, store closing costs and gains have been included in corporate expense. In 1992, consolidation costs and store closing costs were shown in the special and nonrecurring items line in the consolidated statement of earnings. Had these items been included in the operating segments, operating earnings and total assets for department stores, corporate and real estate would have been:

(millions)               1994      1993      1992      1991      1990     1989
Operating Earnings:
 Department
   stores              $1,384    $1,262    $  722    $  912    $  907   $  941
 Real estate                -         -         7        49        40       35
 Corporate expense        (73)      (63)      127       (33)      (66)     (88)
Total Assets:
 Department
   stores              $8,194    $7,612    $7,240    $7,297    $7,193   $6,466
 Corporate and
  real estate             271       356       577       753       524      822


In 1994, corporate expense included a $10 million charge related to bondholder litigation. See Bondholder Litigation on page 31.

Total assets for corporate consist principally of cash, cash equivalents, goodwill and purchase accounting fair value adjustments, the investment in MCA partnership (prior to dissolution in 1992) and the net assets of discontinued operations (Caldor and Venture in 1989).

Net assets represent total assets of continuing operations plus the present value of operating leases, minus current liabilities excluding notes payable and the current portion of long-term debt. Return on net assets by segment represents operating earnings plus the interest component of operating leases, divided by net assets at the beginning of the year.

Capital expenditures for department stores exclude amounts related to the acquisition of Thalhimers in 1990.

                      The May Department Stores Company and Subsidiaries

                             SIX YEAR SUMMARY BY BUSINESS SEGMENT

(dollars in millions)              1994       1993       1992      1991      1990      1989

Net Retail Sales
Department stores               $ 9,761    $ 9,023    $ 8,416    $7,873    $7,503    $7,038
Payless ShoeSource                2,116      1,966      1,788     1,548     1,366     1,228

Total                           $11,877    $10,989    $10,204    $9,421    $8,869    $8,266

Operating Earnings
Department stores               $ 1,400    $ 1,276    $ 1,109    $  963    $  915    $  945
Payless ShoeSource                  219        225        214       184       161       144

Total                             1,619      1,501      1,323     1,147     1,076     1,089

Corporate expense                   (89)       (78)       (73)      (67)      (67)      (77)
Interest expense, net              (234)      (245)      (279)     (316)     (280)     (233)
Sold divisions
  and real estate                     -          -          7        32        33        20
Special and non-
  recurring items                     -          -       (187)        -         -         -

Earnings from
  continuing operations
  before income taxes           $ 1,296    $ 1,178    $   791    $  796    $  762    $  799

LIFO Charge (Credit)
Department stores               $   (46)   $     7    $    10    $   26    $   39    $  (22)

Operating Earnings
  as % of Revenues
Department stores                  13.8%      13.3%      11.8%     10.6%     10.5%     11.4%
Payless ShoeSource                 10.4       11.4       12.0      11.9      11.7      11.7

Total Assets
Department stores               $ 7,416    $ 6,822    $ 6,431    $6,498    $6,389    $5,752
Payless ShoeSource                1,007        833        728       678       519       442
Corporate and
  real estate                     1,049      1,145      1,386     1,552     1,328     1,536

Total                           $ 9,472    $ 8,800    $ 8,545    $8,728    $8,236    $7,730

Net Assets
Department stores               $ 6,244    $ 5,738    $ 5,413    $5,527    $5,499    $4,716
Payless ShoeSource                1,721      1,418      1,253     1,069       851       749
Corporate and
  real estate                       922        954      1,069     1,507     1,298     1,170

Total                           $ 8,887    $ 8,110    $ 7,735    $8,103    $7,648    $6,635

Return on Net Assets
Department stores                  24.7%      23.9%      20.5%     18.0%     20.0%     22.3%
Payless ShoeSource                 21.3       23.9       26.5      29.0      28.9      28.9

Total                              20.1%      19.6%      16.7%     16.0%     17.2%     18.0%

Capital Expenditures
Department stores               $   680    $   545    $   280    $  361    $  450    $  427
Payless ShoeSource                  255        140        120       146        82        51
Corporate and
  real estate                         2         15          4         5        16        44

Total                           $   937    $   700    $   404    $  512    $  548    $  522


                                              34

                      The May Department Stores Company and Subsidiaries

                         SIX YEAR SUMMARY BY BUSINESS SEGMENT (con't.)

(dollars in millions)              1994       1993      1992       1991      1990      1989

Depreciation and
  Amortization
Department stores               $   272    $   255    $  258     $  250    $  231    $  208
Payless ShoeSource                   77         67        58         46        40        36
Corporate and
  real estate                        25         26        25         23        23        25

Total                           $   374    $   348    $  341     $  319    $  294    $  269

Net retail sales for 1989, a 53-week year, are shown above on a 52-week basis for comparability.

See Notes to Six Year Summary By Business Segment on page 33.


[The following "Eleven Year Financial Summary" section is a reproduction of the same named section included in the paper format Annual Report on pages 30-31.]


                             The May Department Stores Company and Subsidiaries

                                         ELEVEN YEAR FINANCIAL SUMMARY

(dollars in
  millions, except
  per share)        1994      1993       1992       1991       1990      1989      1988      1987      1986      1985     1984

Net Retail
 Sales           $11,877   $10,989    $10,204    $ 9,421    $ 8,869    $8,354    $7,320    $5,821    $5,288    $4,684   $4,309

Operations
Revenues         $12,223   $11,529    $11,150    $10,615    $10,066    $9,602    $8,874    $7,480    $7,437    $6,825   $6,361
Cost of sales      8,374     7,910      7,691      7,339      6,978     6,581     6,098     5,186     5,202     4,775    4,399
Selling,
  general and
  administrative
  expenses         2,319     2,196      2,202      2,164      2,046     1,989     1,888     1,563     1,572     1,436    1,363
Interest expense,
  net                234       245        279        316        280       233       198        80        92        91       88
Earnings from
  continuing
  operations before
  income taxes     1,296     1,178        791*       796        762       799       690       651       571       523      511
Provision for
  income taxes       514       467        188*       281        262       284       242       258       238       237      234

Net Earnings from
  Continuing
  Operations         782       711        603        515        500       515       448       393       333       286      277

LIFO charge
 (credit)            (46)        7         10         26         39       (22)       (3)        8         4         2       (5)

Net earnings         782       711        603        515        500       498       534       444       381       347      327
Depreciation and
  amortization       374       348        341        319        294       269       266       212       209       181      160
Cash flow from
  operations (1)   1,156     1,059        944        834        794       784       714       605       542       467      437
Net issuances
  (repayments) of
  long-term debt(2)  117      (192)      (248)       313        590       169       891       (61)      159       141     (141)
Capital
  expenditures       937       700        404        512        548       522       337       424       435       400      266
Dividends on common
  stock              251       223        205        198        191       186       184       170       131       124      106

                                                                  36

                              The May Department Stores Company and Subsidiaries

                                       ELEVEN YEAR FINANCIAL SUMMARY (con't.)

(dollars in
  millions, except
  per share)        1994      1993       1992       1991       1990      1989      1988      1987      1986      1985     1984

Per Share
  Net Earnings
  from Continuing
  Operations (3) $  2.92   $  2.65    $  2.26    $  1.93    $  1.87    $ 1.82    $ 1.52    $ 1.28    $ 1.05    $  .91   $  .90

Net earnings (3)    2.92      2.65       2.26       1.93       1.87      1.76      1.81      1.44      1.20      1.11     1.06
Dividends paid      1.01       .90        .83        .81        .77       .69       .62       .56       .51       .46      .39
Annual dividend
  rate at
  year-end          1.04       .92        .83        .81        .79       .71       .64       .57       .52       .47      .43
Book value         16.65     14.65      12.82      11.26      10.04      9.32     10.75      9.13      8.50      7.86     7.25
Market price
  - high           45.13     46.50      37.25      30.19      29.56     26.31     20.00     25.44     22.06     16.25    12.09
  - low            32.25     33.44      26.00      22.63      18.69     17.31     14.38     11.13     15.94     10.50     7.52
  - average of
    high and low   38.69     39.97      31.63      26.41      24.13     21.81     17.19     18.28     19.00     13.38     9.81

Financial Position
Customer accounts
  receivable     $ 2,418   $ 2,368    $ 2,373    $ 2,377    $ 2,456    $2,223    $2,099    $1,590    $1,516    $1,578   $1,514
Merchandise
  inventories      2,207     2,020      1,791      1,741      1,628     1,491     1,318     1,044       999     1,035      933
Working capital    3,015     2,908      2,679      3,052      2,635     2,059     2,094     1,821     1,921     1,529    1,354
Property and
  equipment, net   3,866     3,411      3,158      3,151      2,985     2,666     2,506     2,037     1,917     1,846    1,496
Long-term debt,
  preferred and
  preference stock 3,251     3,204      3,270      4,315      3,965     3,406     2,404     1,111     1,153     1,071      778
Shareowners'
  equity           4,135     3,639      3,181      2,781      2,467     2,319     3,050     2,723     2,595     2,421    2,233
Total assets       9,472     8,800      8,545      8,728      8,236     7,730     7,532     5,652     5,756     5,221    4,599




                                                                  37

                             The May Department Stores Company and Subsidiaries

                                     ELEVEN YEAR FINANCIAL SUMMARY (con't.)

(dollars in
  millions, except
  per share)        1994      1993       1992       1991       1990      1989      1988      1987      1986      1985     1984

Statistics
Percent of revenues:
  Net earnings from
   continuing
   operations        6.4%      6.2%       5.4%       4.9%       5.0%      5.4%      5.1%      5.3%      4.5%      4.2%     4.4%
  Cash flow from
   operations (1)    9.5       9.2        8.5        7.9        7.9       8.2       8.1       8.1       7.3       6.8      6.9
Return on equity    21.3      22.1       21.5       20.7       21.8      18.0      18.6      17.0      15.7      15.5     16.1
Return on net
  assets            20.1      19.6       16.7**     16.0       17.2      18.0      17.5      17.4      17.7      18.8     18.9

Stores Open at
  Year-End
Department
  stores             314       301        303        318        324       288       297       258       286       301      303
Payless
  ShoeSource       4,435     3,779      3,563      3,295      2,967     2,746     2,602     2,436     2,210     1,867    1,662

Average Shares
  Outstanding and
  Equivalents
  - Primary        249.6     249.9      248.8      248.0      249.0     267.2     294.8     306.3     313.1     311.1    310.8
  - Fully Diluted  264.9     265.5      265.3      264.2      264.8     280.0     295.4     306.3     314.9     312.0    311.6

All years included 52 weeks, except 1989 and 1984 which included 53 weeks.

*     Pretax earnings include a net charge of $187 million from special and nonrecurring items, and income taxes include a tax benefit of $187 million from special and nonrecurring items.

**    Based on pretax earnings before special and nonrecurring items.

(1)   Cash flow from operations represents net earnings and depreciation/amortization from continuing operations and is different than cash flow from operating activities as shown on the statement of cash flows.

(2)   Net issuances (repayments) of long-term debt exclude the elimination of $618 million of MCAC loans in 1992 and $400 million of guaranteed ESOP debt in 1989.

(3)   Represents fully diluted basis.  Primary earnings per share were $.14 higher in 1994, $.12 higher in
      1993, $.09 higher in 1992, $.08 higher in 1991, $.07 higher in 1990, $.05 higher in 1989, and $.01 higher in each of 1988 and 1986.


                     MANAGEMENT'S RESPONSIBILITY AND REPORT OF
                          INDEPENDENT PUBLIC ACCOUNTANTS

Report of Management. Management is responsible for the preparation, integrity and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances. Management uses the services of specialists within and outside the company in making such estimates and judgments.

Management has established and maintains a system of accounting and controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements and that such financial statements are not misstated due to material fraud or error. The system of controls includes the careful selection of associates, the proper segregation of duties and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is a comprehensive internal audit program. Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the company's policies on business conduct which are publicized throughout the company.

Audit Committee of the Board of Directors. The Board of Directors, through the activities of its Audit Committee, participates in the reporting of financial information by the company. The committee meets regularly with management, the internal auditors and the independent public accountants. The committee met four times during 1994 and reviewed the scope, timing and fees for the annual audit and the results of audit examinations completed by the internal auditors and independent public accountants, including the recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors and attend each meeting of the committee.

The members of the Audit Committee are Russell E. Palmer
(chairman), Edward H. Meyer, Michael R. Quinlan, William P.
Stiritz, Robert D. Storey and Murray L. Weidenbaum.

The Audit Committee reports the results of its activities to the full Board of Directors.

[The following "Report of Independent Public Accountants" section is a reproduction of the same named section included in the paper format Annual Report on page 32.]


Report of Independent Public Accountants.

To the Board of Directors and Shareowners of The May Department Stores Company:

We have audited the accompanying consolidated balance sheet of The May Department Stores Company (a New York corporation) and subsidiaries as of January 28, 1995, and January 29, 1994, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 28, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of January 28, 1995, and January 29, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri  63101-2089

February 20, 1995