Form 10-K, Exhibit 13
period 1996-02-03
MAY DEPARTMENT STORES CO
filed 1996-04-24
CIK 63416

[DESCRIPTION] EXHIBIT 13 ANNUAL REPORT

                                                            EXHIBIT 13

[The following "Management's Discussion and Analysis" section is a reproduction of the same named section included in the paper format Annual Report on pages 12 - 16.]


                     MANAGEMENT'S DISCUSSION AND ANALYSIS

May achieved its 21st consecutive year of record sales and earnings per share from continuing operations. Our five-year compound growth rate for earnings per share from continuing operations was 11.6% - among the best in the retail industry.

In January 1996, May announced the spin-off of Payless ShoeSource, Inc., our family shoe store subsidiary, as a tax-free distribution to shareowners. As a result, Payless is being reported as a discontinued operation. The spin-off is targeted for May 1996.

Sales in 1995 were $10.5 billion, an increase of 7.7% over 1994 sales of $9.8 billion. The sales increase over last year was achieved during a period of deflation for department store prices. It reflects the benefit of new store openings and an increase in store-for-store sales of 2.5%. Store-for-store sales increases for the first through fourth quarters in 1995 were 2.4%, 5.0%, 1.5% and 1.9%, respectively.

We achieved $2.61 in earnings per share from continuing operations in 1995, a 7.4% increase over last year's $2.43. Net earnings from continuing operations totaled $700 million, compared with $650 million last year. Return on revenues was 6.4% in 1995 and 1994. Return on equity was 20.8% in 1995
(computed as net earnings from continuing operations divided by beginning shareowners' equity adjusted for the impact of the Payless spin-off). This was May's sixth consecutive year with a return on equity over 20%. Return on continuing operations' net assets was 20.1% in 1995 and 1994.

We opened 37 department stores during 1995, adding 6.3 million square feet of retail space. Four of these stores were Lord & Taylor locations, in King of Prussia, Pa.; Raleigh, N.C.; Schaumburg, Ill.; and Victor, N.Y. Hecht's opened 18 locations, 14 of which were acquired Wanamakers stores. These include 13 Pennsylvania locations, in downtown Philadelphia, northeast Philadelphia, Wynnewood, Jenkintown, King of Prussia, Reading, Langhorne, Springfield, North Wales, Whitehall, Camp Hill, York and Harrisburg; two New Jersey locations, in Moorestown and Bedford; one Maryland location in Chevy Chase; one Delaware location in Newark; and one North Carolina location in Raleigh. Kaufmann's opened four Pennsylvania stores, in Altoona, Scranton, Wilkes-Barre and Muncy; and three New York locations, in Horseheads, New Hartford and Rochester. Two stores were Foley's locations, in Austin and Temple, Tex. Robinsons-May reopened one location in Los Angeles, Calif., that had been damaged by the January 1994 earthquake. Filene's opened four stores, in Holyoke, Mass.; Stamford, Conn.; and in Kingston and Schenectady, N.Y.; Famous-Barr opened one store in St.Louis. In addition, we remodeled 12 department stores in 1995, totaling 845,000 retail square feet, and expanded eight of these stores by 290,000 square feet. At fiscal year-end, May operated 346 department stores in 30 states and the District of Columbia.

Five department stores were closed during the year, resulting in a net increase of 32 department stores and 5.4 million square feet of retail space. This is the second consecutive year of significant store openings following several years in which the department store count decreased as new department store openings were more than offset by the closings of low-productivity stores.

Our expansion program for 1996 includes 15 new department stores, which will add 2.3 million square feet of retail space. In 1996, the company plans to remodel 13 department stores totaling 1.4 million square feet of retail space, and to expand eight of these stores by a total of 150,000 square feet. The 1996-2000 expansion plan will add 115 new department stores totaling
18.9 million retail square feet. The expansion plan will result in a 6% net annualized increase in department store square footage. During this five-year period, May will invest $2.1 billion for new stores and will spend an additional $570 million to remodel existing stores. These are the major components of a $3.7 billion capital plan.

                                      1985   1986   1987   1988   1989   1990  1991   1992   1993   1994   1995
Net retail sales from
continuing operations (in billions)   $4.0   $4.4   $4.8   $6.2   $7.0   $7.5  $7.9   $8.4   $9.0   $9.8   $10.5


                                      1985   1986   1987   1988   1989   1990   1991   1992   1993   1994   1995
Earnings per share from
continuing operations                 $0.75  $0.83  $1.03  $1.23  $1.50  $1.51  $1.52  $1.76  $2.15  $2.43  $2.61


REVIEW OF OPERATIONS
Net earnings from continuing operations totaled $700 million in 1995, compared with $650 million in 1994 and $578 million in 1993. Return on revenues was 6.4% in 1995, compared with 6.4% in 1994 and 6.0% in 1993. Fully diluted earnings per share from continuing operations reached $2.61 in 1995, compared with $2.43 in 1994 and $2.15 in 1993.

Results of continuing operations for the past three years were as follows:
                                     1995                   1994                  1993
(dollars in millions, except   Percent of             Percent of            Percent of
per share)                   $   Revenues           $   Revenues           $
Revenues
Net Retail Sales          $10,507                 $ 9,759                 $9,020
Revenues                  $10,952  100.0%         $10,107 100.0%          $9,562 100.0%
Cost of sales               7,461   68.1            6,879  68.1            6,537  68.4
Selling, general
and administra-
tive expenses               2,081   19.0            1,916  18.9            1,824  19.1
Interest expense, net         250    2.3              233   2.3              244   2.5
Earnings before
  income taxes              1,160   10.6            1,079  10.7              957  10.0
Provision for
  income taxes*               460   39.7              429  39.7              379  39.6
Net Earnings              $   700    6.4%         $   650   6.4%          $  578   6.0%
Fully Diluted
  Earnings per Share      $  2.61                 $  2.43                 $ 2.15

* Percent of Revenues column represents effective income tax rate.

Fiscal 1995 included 53 weeks. The additional week did not materially affect 1995 earnings. All net retail sales information in this Review of Operations is presented on a 52-week basis for comparability.

Earnings before interest and taxes (EBIT) for the past three years were as follows:
                                                              Increase
(dollars in millions)       1995      1994      1993      1995      1994
Operating earnings         1,410     1,312     1,201      7.5%      9.3%
Percent of revenues         12.9%     13.0%     12.6%

EBIT presented above include a LIFO credit of $53 and $46 million in 1995 and 1994, respectively, and a charge of $7 million in 1993.

EBIT, excluding LIFO, is presented below on a supplementary basis for comparative purposes:
                                                              Increase
(dollars in millions)       1995      1994      1993      1995      1994
 Operating earnings       $1,357     1,266    $1,208      7.2%      4.8%
 Percent of revenues        12.4%     12.5%     12.6%

May's 346 quality department stores are operated by eight regional department store companies across the United States, each operating under long-standing and widely recognized names. Each store company holds a leading market position in its region.

The table below summarizes net retail sales, sales per square foot, building area square footage, and number of stores for each store company:


                                   Net Retail                   Building Area
                            Sales in Millions       Sales per  Square Footage
                                   of Dollars     Square Foot    in Thousands                Number of Stores
                                 1995    1994    1995    1994    1995    1994   1995    New    Closed    1994
Lord & Taylor, New York City  $ 1,586  $1,451    $233    $226   7,131   6,811     57      4         1      54
Hecht's, Washington, D.C.       1,661   1,423     207     212  10,455   6,959     62     18         1      45
Foley's, Houston                1,693   1,633     180     181   9,896   9,583     51      2         -      49

Robinsons-May, Los Angeles      1,562   1,494     170     171   9,568   9,527     53      1         -      52
Kaufmann's, Pittsburgh          1,394   1,302     201     198   7,747   6,908     46      7         1      40
Filene's, Boston                1,261   1,162     236     239   5,884   5,320     39      4         1      36

Famous-Barr, St. Louis            983     947     201     193   5,189   5,099     30      1         1      30
Meier & Frank, Portland, Ore.     367     347     213     204   1,770   1,770      8      -         -       8
Total                         $10,507  $9,759    $201    $200  57,640  51,977    346     37         5     314

Net retail sales represent sales of stores open at the end of 1995.
Sales per square foot are calculated from revenues and average gross retail square footage.

Building area represents gross retail square footage of stores open at the end of the period presented.

                                      1985   1986   1987   1988   1989   1990  1991   1992   1993   1994   1995
Dividends per common
share (year-end rate)                 $0.47  $0.52  $0.57  $0.64  $0.71  $0.79 $0.81  $0.83  $0.92  $1.04  $1.14


                                      1985   1986   1987   1988   1989   1990  1991   1992   1993   1994   1995
Sales per square foot                 $123   $138   $143   $158   $168   $172  $171   $179   $191   $200   $201


Net Retail Sales.

Net retail sales (see page 21 for definition) increases for 1995 and 1994 were as follows:

        1995 vs. 1994          1994 vs. 1993          Five-Year
           Store-for-             Store-for-           Compound
     Total      Store       Total      Store        Growth Rate
     7.7%        2.5%        8.2%       5.4%               7.0%

The total sales increase for 1995 reflect the opening of 37 new department stores and a 2.5% store-for-store increase. The total sales increase for 1994 include the results of 19 new department stores and a 5.4% store-for-store increase.

Sales per square foot were as follows:
                                           1995      Five-Year
                                       vs. 1994       Compound
       1995    1994    1993    1990    Increase    Growth Rate
       $201    $200    $191    $172        0.7%           3.1%

Sales include leased and licensed department sales of $311 million, $290 million and $313 million in 1995, 1994 and 1993, respectively. Revenues include finance charge revenues of $340 million, $334 million and $330 million in 1995, 1994 and 1993, respectively. The low finance charge revenue growth rate over the last two years reflects increased use of third-party credit cards.

Cost of Sales. Cost of sales includes cost of merchandise sold and buying and occupancy costs. Cost of sales was $7.46 billion in 1995, compared with $6.88 billion in 1994, an 8.5% increase. The overall increase resulted from an 8.4% increase in revenues. As a percent of revenues, cost of sales remained constant between 1995 and 1994 at 68.1%. A slight decline in merchandise gross margin was offset by a decrease in the occupancy rate and an increase in the LIFO credit.

Cost of sales was $6.88 billion in 1994, compared with $6.54 billion in 1993, a 5.2% increase. The overall increase of 5.2% resulted from a 5.7% increase in revenues, offset by a lower cost of sales rate. As a percent of revenues, cost of sales was 68.1% in 1994, compared with 68.4% in 1993. The lower 1994 percent compared with 1993 was due to a LIFO credit of $46 million in 1994 compared with a charge of $7 million in 1993 and a slightly lower buying expense rate, partially offset by a small decline in merchandise gross margin.

The impact of LIFO on cost of sales, as a percent of revenues, is shown below:
                                    1995      1994      1993
 Cost of sales                    68.1%     68.1%     68.4%
 LIFO charge (credit)             (0.5)     (0.4)      0.1
 Cost of sales before LIFO        68.6%     68.5%     68.3%

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2.08 billion in 1995, compared with $1.92 billion in 1994, an 8.6% increase. The overall increase was due to an 8.4% increase in revenues. As a percent of revenues, selling, general and administrative expenses increased 0.1% to 19.0% in 1995, compared with 18.9% in 1994, as payroll costs increased at a slightly higher rate than revenues.

Selling, general and administrative expenses were $1.92 billion in 1994, compared with $1.82 billion in 1993, a 5.0% increase. The overall increase was due to a 5.7% increase in revenues. As a percent of revenues, selling, general and administrative expenses decreased 0.2% to 18.9% in 1994, compared with 19.1% in 1993, as payroll costs increased at a lesser rate than revenues. Selling, general and administrative expenses include advertising and sales promotion costs of $404 million, $370 million and $358 million in 1995, 1994 and 1993, respectively.

Interest Expense. Interest expense components were:
(dollars in millions)      1995      1994      1993
 Interest expense          $283      $256      $262
 Interest income            (14)       (8)       (8)
 Capitalized interest       (19)      (15)      (10)
 Interest expense, net     $250      $233      $244
 Percent of revenues        2.3%      2.3%      2.5%

The increase in 1995 net interest expense from 1994 was due to increased average borrowings related to store growth including the acquisition of certain assets of John Wanamaker and Woodward & Lothrop.

The decrease in 1994 net interest expense compared with 1993 was the result of reduced average borrowings.

Income Taxes. The effective income tax rates were 39.7%, 39.7% and 39.6% in 1995, 1994 and 1993, respectively.

The 1995 effective income tax rate of 39.7% remained constant compared to 1994, as a 0.3% increase in the effective federal income tax rate was offset by a 0.3% decrease in the net effective state income tax rate. The 1994 effective income tax rate of 39.7% increased compared with 1993 because of slightly higher state income tax rates. See Taxes on page 24. Also see Summary of Significant Accounting Policies on page 21 for a discussion of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                      1985   1986   1987   1988   1989   1990   1991   1992   1993   1994   1995
Common stock price range
Low price                             $10.50 $15.94 $11.13 $14.38 $17.31 $18.69 $22.63 $26.00 $33.44 $32.25 $33.50
High price                            $16.25 $22.06 $25.44 $20.00 $26.31 $29.56 $30.19 $37.25 $46.50 $45.13 $46.25


                                      1985   1986   1987   1988   1989   1990    1991    1992    1993    1994    1995
Book value per common share           $7.86  $8.50  $9.13  $10.75 $9.32  $10.04  $11.26  $12.82  $14.65  $16.65  $18.42


Impact of Inflation. Overall, inflation has not had a material impact on the company's 1995 sales growth and earnings. The company values its inventory on a LIFO basis, and as a result, the current cost of merchandise is reflected in current operating results.

Discontinued Operation. Payless ShoeSource, Inc., is the nation's largest chain of self-service family shoe stores. At year-end, Payless operated 4,549 stores and 773 Payless Kids expansion stores in 49 states, the District of Columbia, Puerto Rico and the Virgin Islands.

Results for Payless for the fiscal years shown were:
                                                            Increase
                                                           (Decrease)
(dollars in millions)      1995      1994      1993      1995      1994
 Revenues                $2,330    $2,116    $1,966     10.1%       7.6%
 Operating earnings         162       218       222    (25.9)      (1.6)
 Percent of revenues        6.9%     10.3%     11.2%
 Return on net assets      13.9      20.6      23.1

Operating earnings, percent of revenues, and return on net assets for 1995 in the above table were computed with earnings before special and nonrecurring items. Operating earnings represent earnings before income taxes and net interest expense (EBIT). Payless recorded special and nonrecurring pretax charges of $72 million in 1995. See Discontinued Operation on page 27.

REVIEW OF FINANCIAL CONDITION
Our 1995 financial performance further strengthened our balance sheet and financial condition. We continue to meet our objective of generating superior shareowner returns while maintaining access to capital at reasonable costs.

Return on Equity. Return on equity is our principal measure in evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Our objective is to sustain performance that places our return on equity in the top quartile of the retail industry. Return on beginning equity was 20.8% in 1995, compared with 21.3% in 1994 and 22.1% in 1993.
The 1995 return on beginning equity was computed with net earnings from continuing operations divided by beginning shareowners' equity adjusted for the impact of the Payless spin-off. During this period, our financial strength improved. Our 1995 debt-to-capitalization ratio was 42%, which reflects the Payless spin-off, compared with 47% in 1992.
Net earnings from 1995 continuing and discontinued operations, yielded a return on beginning equity of 18.0%.

Return on Net Assets. Return on continuing operations' net assets measures performance independent of capital structure. Return on continuing operations' net assets represents pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year continuing operations' net assets (including present value of operating leases). Return on continuing operations' net assets was 20.1% in 1995, compared with 20.1% in 1994 and 19.0% in 1993. The improvement in the 1994 return on net assets over the 1993 figure was due to the growth in earnings exceeding the 3.0% growth in beginning-of-year net assets.

Cash Flow. Cash flow from continuing operations (earnings plus depreciation/amortization) was $1.0 billion. This was 9.4% of revenues in 1995, compared with 9.4% in 1994 and 9.0% in 1993. The company's cash flow as a percent of revenues continues to be one of the highest in the retail industry, and it gives the company ample resources to invest in its business.

Sources and (uses) of cash flows are summarized below:
(millions)                                           1995      1994      1993
 Earnings and depreciation/amortization            $1,033      $947      $859
 Working capital increases                           (331)     (165)     (176)
 Discontinued operation                                97        (1)       43
 Other operating activities                            49       (17)       65
 Investing activities                                (871)     (580)     (471)
 Net long-term debt issuances (repayments)            444       118      (190)

 Other financing activities                          (310)     (293)     (262)

 Increase (decrease) in  cash and cash equivalents $  111      $  9    $ (132)


Financing Activities. During the 1995 second quarter, the company issued $100 million, 7.50% debentures due in 2015 and $100 million, 7.60% debentures due in 2025. The proceeds from the issuance were added to the company's general funds and were available for capital expenditures, working capital needs, the purchase of certain of the company's other indebtedness, and other general corporate purposes, including investments and acquisitions.

During the 1995 third quarter, the company issued $125 million, 7.15% notes due in 2004, $125 million, 7.625% debentures due in 2013, and $150 million, 8.125% debentures due in 2035. The proceeds from the issuance were added to the company's general funds and were available for the acquisition of certain assets of John Wanamaker and Woodward & Lothrop.

                                      1985   1986   1987   1988   1989   1990   1991   1992   1993   1994   1995
Return on equity                      15.5%  15.7%  17.0%  18.6%  18.0%  21.8%  20.7%  21.5%  22.1%  21.3%  20.8%


                                      1985   1986   1987   1988   1989   1990   1991   1992   1993   1994   1995
Return on net assets
from continuing operations            16.8%  15.4%  15.7%  16.2%  16.9%  15.8%  14.5%  15.4%  19.0%  20.1%  20.1%


During the fourth quarter of 1995, the company recorded an extraordinary aftertax loss of $3 million ($5 million pretax) as it executed a binding contract to call $112 million of 9.25% debentures due to mature March 1, 2016. The debentures will be called effective March 1, 1996. During 1995 and 1994, the company retired $150 million and $35 million of debt, respectively.

Financial Condition Ratios. Our strong debt-to-capitalization and fixed charge coverage ratios will further improve with the spin-off of Payless. These figures are consistent with our capital structure objectives. Our capital structure provides us with substantial financial flexibility.

The debt-to-capitalization ratios reflecting the completion of the spin-off of Payless were 42%, 41% and 42% for 1995, 1994 and 1993, respectively. The debt-to-capitalization ratios including the discontinued operation were 44%, 44% and 45% at the end of 1995, 1994 and 1993, respectively. For purposes of the debt-to-capitalization ratio, total debt is defined as short-term and long-term debt (including the ESOP debt reduced by unearned compensation), redeemable preferred stock, and the capitalized value of all leases, including operating leases. Capitalization is defined as total debt, noncurrent deferred taxes, ESOP Preference Shares and shareowners' equity. See Profit Sharing on page 22 for discussion of the ESOP. The total debt, as defined above, related to Payless was $897 million at the end of 1995.

The fixed-charge coverage ratios reflecting the completion of the spin-off of Payless were 4.2x, 4.2x and 3.7x for 1995, 1994 and 1993, respectively. Fixed-charge coverage ratios including the discontinued operation were 3.1x, 3.4x and 3.2x in 1995, 1994 and 1993, respectively. Fixed charges are defined as gross interest expense, interest expense on the ESOP debt, total rent expense, and the pretax equivalent of dividends on redeemable preferred stock. In 1994, the improvement in coverage resulted from the increased level of earnings and a decrease in fixed charges, primarily interest expense.

Our bonds are rated A2 by Moody's Investors Service, Inc. and A by Standard & Poor's Corporation. Our commercial paper is rated P1 and A1 by Moody's and Standard & Poor's, respectively.

Capital Expenditures. Our strong financial condition enables us to make capital expenditures to enhance shareowners' returns. Return on net assets, internal rate of return, and sales per square foot are emphasized as the principal operating measures as we invest in new stores and remodelings and as we eliminate unproductive space.

Capital expenditures in 1996 will approximate $690 million. Capital expenditures for the 1996-2000 period are planned at $3.7 billion. We intend to use internal cash flow to finance substantially all of these expenditures.

Available Credit. The company has $750 million of available borrowing under its multiyear credit agreement. In addition, the company has filed with the Securities and Exchange Commission a shelf registration statement that would enable it to issue up to $800 million of additional debt securities.

Common Stock Dividends and Market Prices. Our policy is to increase dividends on common stock consistent with our earnings growth over time. The 1996 annual dividend rate was increased by 1.8%, or $.02 per share, to $1.16 per share. This is the 21st consecutive annual dividend increase. The new annual dividend rate of $1.16 per share will be effective with the June 1996 dividend payment. Dividends paid have increased at a compound rate of 7.7% during the past five years. The company has paid consecutive quarterly dividends since December 1, 1911.

The quarterly price ranges of the common stock and dividends per share in 1995 and 1994 were:
                                        1995                                1994
                 Market Price                        Market Price
                                   Dividends                           Dividends
Quarter       High        Low      Per Share      High        Low      Per Share
 First     $38        $33 1/2      $ .26       $45 1/8    $38              $.23
 Second     44 1/4     35 1/4        .28 1/2    41 7/8     37 3/8           .26
 Third      45 3/8     37            .28 1/2    42         36 1/2           .26
 Fourth     46 1/4     38 3/8        .28 1/2    39 7/8     32 1/4           .26
 Year      $46 1/4    $33 1/2      $1.11 1/2   $45 1/8    $32 1/4         $1.01

The approximate number of common shareowners as of March 1, 1996, was 44,200.

                                      1985   1986   1987   1988   1989   1990   1991   1992   1993   1994   1995
Cash flow from continuing operations (in millions)
Depreciation and amortization         $166   $189   $187   $236   $234   $253   $273   $283   $281   $297   $333
Net earnings                          $235   $264   $318   $362   $425   $404   $404   $472   $578   $650   $700


[The following "Consolidated Financial Statements" section is a reproduction of the same named section included in the Annual Report on pages 17 - 20.]

CONSOLIDATED STATEMENT OF EARNINGS

(dollars in millions, except per share)                        1995          1994          1993
Net Retail Sales                                            $10,507          $9,759        $9,020
Revenues                                                    $10,952         $10,107        $9,562
Cost of sales                                                 7,461           6,879         6,537
Selling, general and administrative expenses                  2,081           1,916         1,824
Interest expense, net                                           250             233           244
Total cost of sales and expenses                              9,792           9,028         8,605
Earnings from continuing operations before income taxes       1,160           1,079           957
Provision for income taxes                                      460             429           379
Net Earnings from Continuing Operations                         700             650           578
Net earnings from discontinued operation                         55             132           133
Impact of spin-off of discontinued operation                      -               -             -
Net earnings before extraordinary loss                          755             782           711
Extraordinary loss related to
  early extinguishment of debt, net of income taxes              (3)              -             -
Net earnings                                                   $752            $782          $711
Primary Earnings per Share:
  Continuing operations                                       $2.73           $2.53         $2.24
  Discontinued operation                                       0.22            0.53          0.53
  Impact of spin-off of discontinued operation                    -               -             -
  Net earnings before extraordinary loss                       2.95            3.06          2.77
  Extraordinary loss                                          (0.01)              -             -
Primary Earnings per Share                                    $2.94           $3.06         $2.77
Fully Diluted Earnings per Share:
  Continuing operations                                       $2.61           $2.43         $2.15
  Discontinued operation                                       0.21            0.49          0.50
  Impact of spin-off of discontinued operation                    -               -             -
  Net earnings before extraordinary loss                       2.82            2.92          2.65
  Extraordinary loss                                           (.01)              -             -
Fully Diluted Earnings per Share                              $2.81           $2.92         $2.65

Fiscal 1995 was a 53-week year. Net retail sales for fiscal 1995 are shown on a 52-week basis for comparability. Net retail sales for the 53 weeks ended February 3, 1996, were $10,613.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

                                              February 3,    January 28,
(dollars in millions, except per share)              1996           1995
Assets
Current Assets:
 Cash                                                $12              $8
 Cash equivalents                                    147              40
 Accounts receivable, net                          2,403           2,432
 Merchandise inventories                           2,134           1,813
 Other current assets                                169             182
 Net current assets of discontinued operation        232             243
Total Current Assets                               5,097           4,718
Property and Equipment:
 Land                                                238             200
 Buildings and improvements                        2,908           2,564
 Furniture, fixtures and equipment                 2,416           2,123
 Property under capital leases                        55              57
 Total property and equipment                      5,617           4,944
 Accumulated depreciation                         (1,873)         (1,669)
 Property and equipment, net                       3,744           3,275
Goodwill                                             671             600
Other Assets                                          89              93
Net Noncurrent Assets of Discontinued Operation      521             551
Total Assets                                     $10,122          $9,237
Liabilities and Shareowners' Equity
Current Liabilities:
 Current maturities of long-term debt               $132            $168
 Accounts payable                                    692             735
 Accrued expenses                                    650             658
 Income taxes payable                                128             128
Total Current Liabilities                          1,602           1,689
Long-term Debt                                     3,333           2,864
Deferred Income Taxes                                378             340
Other Liabilities                                    204             192
ESOP Preference Shares                               366             374
Unearned Compensation                               (346)           (357)
Shareowners' Equity:
 Common stock                                        124             124
 Additional paid-in capital                            -               5
 Retained earnings                                 4,461           4,006
Total Shareowners' Equity                          4,585           4,135
Total Liabilities and Shareowners' Equity        $10,122          $9,237

Common stock has a par value of $.50 per share; 700 million shares are authorized and 313.6 million shares were issued. At February 3, 1996, 248.9 million shares were outstanding and 64.7 million shares were held in treasury. At January 28, 1995,
248.4 million shares were outstanding and 65.2 million shares were held in treasury.

ESOP Preference Shares have a par value of $.50 per share, a stated value of $507 per share, and 800,000 shares are authorized. At February 3, 1996, 722,111 shares (convertible into 14.8 million common shares) were issued and outstanding. At January 28, 1995, 737,145 shares (convertible into 15.1 million common shares) were issued and outstanding.

See Preferred and Preference Stock in Notes to Consolidated Financial Statements for discussion of other preferred stock.

See Notes to Consolidated Financial Statements.

Consolidated Statement
of Cash Flows

(dollars in millions)                                 1995          1994         1993
Operating Activities:
Net earnings from continuing operations               $700          $650         $578
Net earnings from discontinued operation                55           132          133
Extraordinary loss related to early
 extinguishment of debt                                 (3)            -            -
Net earnings                                           752           782          711
Adjustments for noncash items included in earnings:
 Depreciation and amortization                         333           297          281
 Deferred income taxes (noncurrent)                     42            15           11
 Deferred and unearned compensation                     15            16           17
Working capital increases*                            (330)         (165)        (176)
Other assets and liabilities, net                       (6)          (48)          37
Discontinued operation:
 Expenses not requiring the outlay of cash              96            77           67
 Working capital and other                              10            24          (40)
Total Operating Activities                             912           998          908
Investing Activities:
Capital expenditures                                  (801)         (682)        (560)
Disposition of property and equipment                   20           106           95
Goodwill                                               (89)            -            -
Other                                                   (1)           (4)          (6)
Discontinued operation:
 Capital expenditures                                  (95)         (255)        (140)
 Disposition of property and equipment                  31            21           23
Total Investing Activities                            (935)         (814)        (588)
Financing Activities:
Issuance of long-term debt                             600           200           12
Repayment of long-term debt                           (156)          (82)        (202)
Purchase of common stock                               (71)          (56)         (54)
Issuance of common stock                                57            33           32
Dividend payments                                     (296)         (270)        (240)
Total Financing Activities                             134          (175)        (452)
Increase (Decrease) in Cash and Cash Equivalents       111             9         (132)
Cash and Cash Equivalents, Beginning of Year            48            39          171
Cash and Cash Equivalents, End of Year                $159           $48          $39
*Working capital increases comprise:
 Accounts receivable, net                              $29          $(43)        $(26)
 Merchandise inventories                              (321)         (166)        (171)
 Other current assets                                   13            14          106
 Accounts payable                                      (43)          (44)         121
 Accrued expenses                                       (8)           (6)        (201)
 Income taxes payable                                    -            80           (5)
 Net increase in working capital                    $ (330)        $(165)       $(176)
Cash paid during the year:
 Interest                                             $268          $240         $255
 Income taxes                                          448           418          322

Noncash investing and financing activities include conversions of ESOP Preference Shares into common stock of $8 million, $7 million and $9 million in 1995, 1994 and 1993, respectively.
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
                                                       Outstanding
                                                      Common Stock  Additional                      Total
(dollars in millions,                                                  Paid-in    Retained   Shareowners'
shares in thousands)                            Shares     Dollars     Capital    Earnings         Equity
Balance at January 30, 1993                    248,107        $124         $34      $3,023         $3,181
Net earnings                                         -           -           -         711            711
Dividends paid:
 Common stock ($.89 3/4 per share)                   -           -           -        (223)          (223)
 ESOP Preference Shares, net of tax benefit          -           -           -         (17)           (17)
 Preferred stock                                     -           -           -           -              -
Common stock issued                              1,611           1          40           -             41
Purchase of common stock                        (1,376)         (1)        (53)          -            (54)
Balance at January 29, 1994                    248,342         124          21       3,494          3,639
Net earnings                                         -           -           -         782            782
Dividends paid:
 Common stock ($1.01 per share)                      -           -           -        (251)          (251)
 ESOP Preference Shares, net of tax benefit          -           -           -         (19)           (19)
 Preferred stock                                     -           -           -           -              -
Common stock issued                              1,429           1          39           -             40
Purchase of common stock                        (1,388)         (1)        (55)          -            (56)
Balance at January 28, 1995                    248,383         124           5       4,006          4,135
Net earnings                                         -           -           -         752            752
Dividends paid:
 Common stock ($1.11 1/2  per share)                 -           -           -        (277)          (277)
 ESOP Preference Shares, net of tax benefit          -           -           -         (19)           (19)
 Preferred stock                                     -           -           -           -              -
Common stock issued                              2,198           1          64           -             65
Purchase of common stock                        (1,710)         (1)        (69)         (1)           (71)
Balance at February 3, 1996                    248,871        $124          $-      $4,461         $4,585

Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:
                                                1995     1994     1993
Balance, Beginning of Year                    65,254   65,295   65,530
Common stock issued:
 Exercise of stock options                    (1,419)    (677)    (967)
 Deferred compensation plan                     (158)    (181)    (239)
 Restricted stock grants, net of forfeitures    (236)    (157)      31
 Contribution to Profit Sharing Plan             (89)    (145)     (76)
 Conversion of ESOP Preference Shares           (296)    (269)    (360)
                                              (2,198)  (1,429)  (1,611)
Purchase of common stock                       1,710    1,388    1,376
Balance, End of Year                          64,766   65,254   65,295

See Notes to Consolidated Financial Statements.

[The following "Notes to Consolidated Financial Statements" section is a reproduction of the same named section included in the paper format Annual Report on pages 21 - 27.]

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Fiscal Year. The company's fiscal year ends on the Saturday closest to January
31. Fiscal 1995 ended on February 3, 1996, and included 53 weeks. Fiscal years 1994 and 1993 ended on January 28, 1995, and January 29, 1994, respectively, and both included 52 weeks. References to years in this annual report relate to fiscal years rather than calendar years.

Basis of Reporting. The consolidated financial statements include the accounts of the company and all wholly owned subsidiaries (the company), reflecting the operation of 346 quality department stores. The consolidated financial statements reflect Payless ShoeSource, Inc. ("Payless"), as a discontinued operation. All the following notes, except Discontinued Operation on page 27, reflect data on a continuing operations basis.

Net Retail Sales and Revenues. Net retail sales (sales) represent 52-week sales of stores operating at the end of the latest period, and exclude finance charge revenues and the sales of stores which have been closed and not replaced. Sales include sales of merchandise and services and sales of leased and licensed departments. Sales are net of returns and exclude sales tax. Store-for-store sales represent sales of those stores open during both years. Revenues include finance charge revenues and all sales from all stores operating during the period.

Cost of Sales. Cost of sales includes the cost of merchandise sold and buying and occupancy costs.

Advertising Costs. Advertising and sales promotion costs are expensed at the time the advertising takes place.

Preopening Expenses. Costs associated with the opening of new stores are expensed during the year incurred.

Income Taxes. Effective with the beginning of 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 was insignificant and, therefore, no adjustments were reflected in the financial statements.
SFAS No. 109 requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

Earnings Per Share. Primary earnings per share are computed by dividing net earnings less dividend requirements on redeemable preferred stock and ESOP Preference Shares (net of related income tax benefits on unallocated shares) by the average common shares outstanding and common share equivalents during the period. Fully diluted earnings per share assume conversion of the ESOP Preference Shares into common stock and adjust net earnings for the additional expense required to fund the ESOP debt service resulting from the assumed replacement of the ESOP Preference Shares dividends with common stock dividends. The average common shares outstanding and common share equivalents used to calculate fully diluted earnings per share were 265.3 million, 264.9 million and 265.5 million in 1995, 1994 and 1993, respectively. References to earnings per share in this annual report relate to fully diluted earnings per share.

Cash Equivalents. Cash equivalents consist primarily of commercial paper with maturities of less than three months. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable. In accordance with industry practice, installments on deferred payment accounts receivable maturing in more than one year have been included in current assets.

Merchandise Inventories. Merchandise inventories are valued by the retail method and are stated on the LIFO (last-in, first-out) cost basis, which is lower than market. The accumulated LIFO provision was $118 million and $171 million in 1995 and 1994, respectively.

Property and Equipment. Property and equipment are recorded at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms.

Goodwill. Goodwill represents the excess of cost over the fair value of net tangible assets acquired at the dates of acquisition. Substantially all amounts are amortized using the straight-line method over a 40-year period. Goodwill is presented in the consolidated balance sheet net of accumulated amortization of $129 million and $111 million in 1995 and 1994, respectively.

Use of Estimates. Management makes estimates and assumptions that affect the amounts reported in the consolidated statements of earnings, shareowners' equity and cash flows, the consolidated balance sheet, and notes to consolidated financial statements. Actual results could differ from these estimates.

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

Long-lived Assets. In March 1995, Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1995, the company adopted this statement and determined that no impairment loss need be recognized for applicable assets of continuing operations.

Reclassifications. Certain prior-period amounts have been reclassified to conform with the current-year presentation.

QUARTERLY RESULTS (Unaudited)
Quarterly results of continuing operations are determined in accordance with the annual accounting policies and include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:
(millions,
except per share)                                                               1995
Quarter                         First      Second      Third       Fourth       Year
Revenues                       $2,218      $2,325     $2,569       $3,840    $10,952
Cost of sales                  $1,543      $1,625     $1,798       $2,495     $7,461
Net earnings from
 continuing operations            $87        $107       $110         $396       $700
Primary earnings per share from
continuing operations           $0.33       $0.41      $0.42        $1.57      $2.73
Fully diluted earnings
per share from
continuing operations           $0.32       $0.40      $0.41        $1.48      $2.61

(millions,
except per share)                                                               1994
Quarter                         First      Second      Third       Fourth       Year
 Revenues                      $2,105      $2,162     $2,404       $3,436    $10,107
 Cost of sales                 $1,463      $1,510     $1,679       $2,227     $6,879
 Net earnings from
   continuing operations          $77         $93       $105         $375       $650
 Primary earnings
 per share from
 continuing operations          $0.29       $0.35      $0.40        $1.49      $2.53
 Fully diluted earnings
 per share from
 continuing operations          $0.28       $0.35      $0.38        $1.42      $2.43


There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. The following unaudited supplementary information shows the pro forma per share impact of LIFO had the final variables and factors been known at the beginning of each year.

                                 1995                     1994
                    Pro            As        Pro            As
Quarter           Forma      Reported      Forma      Reported
First             $(.02)         $.02     $(.02)          $.02
Second             (.03)          .02      (.02)           .02
Third              (.03)          .00      (.03)           .00
Fourth             (.04)         (.16)     (.04)          (.15)
Year              $(.12)       $ (.12)    $(.11)         $(.11)


ACQUISITION
Effective August 28, 1995, the company purchased 14 John Wanamaker stores
(one of which will not be operated) in the Philadelphia area and three Woodward & Lothrop stores in the Washington, D.C., area, for approximately $412 million, including $167 million for inventory, receivables and other current assets. The asset acquisition has been accounted for as a purchase, and accordingly, the operating results of the acquired stores have been included in the company's consolidated results since the effective acquisition date. The acquisition was funded principally with long-term debt. The acquisition did not have a material effect on the results of operations or financial position of the company in 1995.

PROFIT SHARING
The company has a qualified profit-sharing plan that covers substantially all associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $33 million, $29 million and $35 million in 1995, 1994 and 1993, respectively.

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

The $378 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet in long-term debt, because the company will ultimately fund the required debt service. The company's contributions to the ESOP, along with the dividends on the ESOP Preference Shares, are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $32 million in 1995, and $33 million in each of 1994 and 1993. ESOP Preference Shares dividends were $28 million in 1995 and 1994, and $29 million in 1993. ESOP debt principal payments began in 1993. ESOP Preference Shares are released based upon debt-service payments and are allocated to participating associates' accounts. Unearned compensation, initially an equal, offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP, and is amortized as principal is repaid.

The company's expense related to the Profit Sharing Plan was $17 million, $19 million and $20 million in 1995, 1994 and 1993, respectively.

At February 3, 1996, the Profit Sharing Plan beneficially owned 11.5 million shares of the company's common stock and 100% of the company's ESOP Preference Shares, which are convertible into 14.8 million shares of the company's common stock, representing 10.0% of the company's common stock on a fully converted basis.

PENSION
The company has a qualified retirement plan that covers substantially all associates who work 1,000 hours or more in a year and have attained age 21. The plan is noncontributory and provides benefits based upon years of service and pay during employment. The company also maintains a nonqualified supplementary retirement plan for certain associates and foreign retirement plans for certain overseas-based associates.

Pension expense is based on information provided by an outside actuarial firm, which uses assumptions to estimate the total benefits ultimately payable to associates and then allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The following tables summarize the funded status of the plans, components of pension expense, actuarial assumptions, and definitions of terms.
(millions)                                          1995     1994
Actuarial Present Value of Benefit Obligations:
 Vested benefit obligation                           $260    $ 185
 Nonvested benefit obligation                          29       23
 Accumulated benefit obligation (ABO)                 289      208
 Estimated effect of future salary increases           49       51
 Projected benefit obligation (PBO)                   338      259
Plan assets at fair value (primarily
 equity and fixed income securities)                  290      227
Plan assets less than PBO                             (48)     (32)
Unrecognized obligation                                 3        4
Unrecognized gain                                     (27)     (36)
Unrecognized prior service cost                        21       20
Accrued pension cost                                 $(51)   $ (44)
Plan assets in excess of ABO                         $  1    $  19

The accrued pension cost, which primarily represents the unfunded accumulated benefit obligation (ABO) for the nonqualified supplementary retirement plan, is included in other liabilities on the accompanying balance sheet. Qualified plan assets in excess of ABO were $61 million and $57 million in 1995 and 1994, respectively.

(millions)                         1995          1994          1993
 Components of Pension Expense:
  Service cost                       $21          $22           $21
  Interest on PBO                     22           19            20
  Actual return on assets            (61)           6           (22)
  Net amortization and deferral       46          (19)            3
 Total                               $28          $28           $22


At the end of 1995, the discount rate and expected rate of return on plan assets were decreased as a result of a general decrease in interest rates during the year.

                                                 January 1,
                                     1996        1995        1994
 Actuarial Assumptions:
  Discount rate                      7.00%       8.00%        7.0%
  Expected return on plan assets     7.25        8.25         7.5
  Salary increase                    4.50        5.00         5.0

Definitions of Terms:
 ABO is the actuarial present value of benefits (both vested and nonvested) attributed by the pension benefit formula to prior associate service; it is based on current and past compensation levels.

 PBO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service taking into consideration future salary increases.

 Accrued pension cost is the balance sheet accrued expense not yet paid to a plan.

 Net amortization and deferral represents the net effect during the period of the delayed recognition provisions of SFAS No. 87.

Another important element in the retirement programs for associates is the federal Social Security system into which the company paid $123 million in 1995 as its matching contribution to the $123 million paid in by associates.

The company maintains a postretirement benefit plan for certain associates. Benefits vary by the group of associates covered and include fixed or variable benefits for life and/or health insurance. At the end of 1995, the company decreased the discount rate assumption from 8.0% to 7.0%, which resulted in a $4 million increase in the present value of future obligations.

As of February 3, 1996, the company's estimated present value of future obligations for postretirement benefits was $43 million, of which $41 million was accrued. As provided in Statement of Financial Accounting Standards No.
106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," an unrecognized net loss of less than 10% of the liability is not required to be amortized. The estimated future obligations are based upon assumed annual health care cost increases of 11% for 1996, decreasing by 1% annually to 7% for 2000 and future years. A one-percentage-point increase/decrease in the assumed annual health care cost increases would increase/decrease the present value of estimated future obligations for postretirement benefits by $1 million. The postretirement plan is unfunded. The postretirement expense was $2 million, $3 million and $2 million in 1995, 1994 and 1993, respectively.

TAXES
The provision for income taxes and related percent of pretax earnings for the last three years were as follows:
                                  1995              1994               1993
(dollars in millions)           $       %         $       %          $      %

 Federal                     $343              $331               $240
 State and local               70                72                 52
 Taxes currently payable      413   35.7%       403   37.3%        292  30.5%
 Federal                       40                22                 74
 State and local                7                 4                 13
 Deferred taxes                47    4.O         26    2.4          87   9.1
 Total                       $460   39.7%      $429   39.7%       $379  39.6%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:
                                       1995     1994     1993
 Statutory federal income tax rate     35.0%    35.0%    35.0%
 State and local income taxes           6.7      7.2      7.0
 Federal tax benefit of state
 and local income taxes                (2.3)    (2.5)    (2.5)
 Other, net                             0.3        -      0.1
 Effective income tax rate             39.7%    39.7%    39.6%

Major components of deferred tax assets and (liabilities) were as follows:
                                                February 3,   January 28,
(millions)                                             1996          1995
 Accrued expenses and reserves                       $  132        $  134
 Deferred and other compensation                        104            99
 Depreciation/amortization and basis differences       (323)         (276)
 Other deferred income tax liabilities, net            (173)         (155)
 Net deferred income taxes                             (260)         (198)
 Less: Net current deferred income tax assets           118           142
 Noncurrent deferred income taxes                    $ (378)       $ (340)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

Taxes other than income taxes consisted of:
(millions)                            1995          1994          1993
 Payroll                              $160          $146          $139
 Real estate and personal property      83            79            79
 Total                                $243          $225          $218

ACCOUNTS RECEIVABLE
During 1995, credit sales under department store credit programs were $6.0 billion, or 54.5% of 1995 department store revenues; this compares with 57.3% in 1994 and 62.4% in 1993. An estimated 30 million customers hold credit cards under the company's various credit programs. During the past years, we have expanded our acceptance of third-party credit cards. Sales made through third-party credit cards totaled $2.4 billion in 1995, compared with $1.8 billion in 1994 and $1.3 billion in 1993.

Net accounts receivable consisted of:
                                      February 3,   January 28,
(millions)                                   1996          1995
 Customer accounts receivable              $2,377        $2,418
 Other accounts receivable                    110            92
 Total accounts receivable                  2,487         2,510
 Allowance for uncollectible accounts         (84)          (78)
 Accounts receivable, net                  $2,403        $2,432


OTHER CURRENT ASSETS
In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories.

OTHER ASSETS

Major components of other assets included:
                                      February 3,   January 28,
(millions)                                   1996          1995
 Notes receivable                             $37           $48
 Deferred debt expense                         26            20
 Restricted construction funds                  5             5

ACCRUED EXPENSES
Major components of accrued expenses included:
                                      February 3,   January 28,
(millions)                                   1996          1995
Insurance costs                              $185          $179
Sales and use and other taxes                  96           120
Salaries, wages and employee benefits          89            90
Interest and rent expense                      79            71
Store closings and real estate-related         71            81
Advertising and other operating expenses       53            53
Construction costs                             43            44

SHORT-TERM DEBT AND LINES OF CREDIT
Short-term borrowings for the last three years were:
(dollars in millions)                        1995     1994     1993
 Balance outstanding at year-end               -        -        -
 Average balance outstanding                $ 75     $ 83     $ 94
 Average interest rate on average balance    6.2%     5.0%     3.3%
 Maximum balance outstanding                $246     $317     $344

The average balance of short-term borrowings outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term borrowings were outstanding during the year. The company has available credit agreements amounting to $750 million. At February 3, 1996, there were no amounts outstanding under these agreements.

LONG-TERM DEBT
Long-term debt and capital lease obligations were:
                                      February 3,   January 28,
(dollars in millions)                        1996          1995
 5.7% to 10.75% unsecured notes and
 sinking fund debentures due 1997-2035     $3,341        $2,902
 3.0 % to 10.0 % mortgage notes
 and bonds due 1996-2012                       65            69
 Total debt                                 3,406         2,971
 Capital lease obligations                     59            61
                                            3,465         3,032
 Less current maturities                      132           168
 Total                                     $3,333        $2,864

During the 1995 second quarter, the company issued $100 million, 7.50% debentures due in 2015 and $100 million, 7.60% debentures due in 2025. The proceeds from the issuance were added to the company's general funds and were available for capital expenditures, working capital needs, the purchase of certain of the company's other indebtedness, and other general corporate purposes, including investments and acquisitions.

During the 1995 third quarter, the company issued $125 million, 7.15% notes due in 2004, $125 million, 7.625% debentures due in 2013 and $150 million, 8.125% debentures due in 2035. The proceeds from the issuance were added to the company's general funds and were available for the acquisition of certain assets of John Wanamaker and Woodward & Lothrop.

During the 1995 fourth quarter, the company recorded an extraordinary aftertax loss of $3 million ($5 million pretax) as it executed a binding contract to call $112 million 9.25% debentures due to mature March 1, 2016.
The debentures will be called effective March 1, 1996.

The annual maturities of long-term debt, including sinking fund requirements, are $132 million, $234 million, $242 million, $81 million and $254 million for 1996 through 2000, respectively.

The net book value of property and equipment encumbered under long-term debt agreements was $105 million at February 3, 1996.

LEASE OBLIGATIONS

The company owns approximately 74% of its stores. Rental expense for the company's operating leases consisted of:
(millions)                               1995      1994      1993
 Minimum rentals                          $38       $38       $37
 Contingent rentals based on sales         15        14        13
 Real property rentals                     53        52        50
 Equipment rentals                          4         5         6
 Total                                    $57       $57       $56

Future minimum lease payments at February 3, 1996, were as follows:
                                       Capital   Operating
(millions)                              Leases      Leases      Total
 1996                                       $8         $41        $49
 1997                                        8          37         45
 1998                                        7          32         39
 1999                                        7          30         37
 2000                                        7          27         34
 After 2000                                123         286        409
 Minimum lease payments                    160        $453       $613
 Less imputed interest component           101
 Present value of net minimum lease
 payments, of which $1 million is
 included in current liabilities           $59

The present value of operating leases was $234 million at February 3, 1996.

Property under capital leases is summarized as follows:
                           February 3,   January 28,
(millions)                        1996          1995
 Cost                              $55           $57
 Accumulated amortization          (19)          (19)
 Total                             $36           $38

OTHER LIABILITIES
In addition to accrued pension cost, other liabilities principally consisted of deferred compensation liabilities of $151 million and $145 million at February 3, 1996, and January 28, 1995, respectively. Under the company's deferred compensation plan, eligible associates may elect to defer a portion of their compensation each year into cash and/or stock unit alternatives. The company makes payments in shares to settle obligations with most participants who defer in stock units and maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

PREFERRED AND PREFERENCE STOCK
The company is authorized to issue 25,134,474 shares of preferred and preference stock. The following table summarizes the authorized, issued and outstanding shares by type:
                                                         Issued and Outstanding

                                                      February 3,       January28,
(dollars in millions,                    Shares              1996             1995
except per share)                    Authorized    $       Shares    $      Shares
 Preferred Stock, no par value           51,323    1       11,974    1      12,105
 $1.80 Preference Stock,
 no par value                            73,273    1       26,653    1      26,653
 3 3/4% Cumulative Preference
 Stock, $100 par value per share          9,878    -            -    -
 Preference Stock, $.50 par value
 per share, in the aggregate,
 including ESOP shares               25,000,000  366      722,111  374     737,145

The Preferred Stock and the $1.80 Preference Stock are included in other liabilities. The ESOP Preference Shares are shown separately in the consolidated balance sheet outside of shareowners' equity as the shares are redeemable by the holder or the company in certain situations.

STOCK OPTION AND STOCK RELATED PLANS

Under the company's common stock option plans, options are granted at the market price on the date of grant. Options to purchase may extend for a period of five or 10 years, may be exercised in installments only after stated intervals of time, and are conditional upon continued active employment with the company, except periods following retirement, disability or death. As the option price is fixed at the market price on the date of grant, no expense is charged against earnings by the company.

The changes in outstanding stock options were as follows:
                                                  1995                1994
                                                 Grant               Grant
(shares in thousands)                 Shares    Prices    Shares    Prices
Outstanding at beginning of year       5,329    $12-44     4,780     $8-44
Granted                                1,543     37-44     1,523     38-40
Exercised                             (1,419)    12-42      (677)     8-37
Cancelled or expired                    (294)    21-44      (297)    18-44
Outstanding at end of year             5,159    $12-44     5,329    $12-44
Exercisable at end of year             1,746    $12-44     1,971    $12-44
Shares available for
  additional grants                   10,432              11,803

Under the 1994 Stock Incentive Plan, the company is authorized to grant a maximum of 1.75 million shares of restricted stock to management associates. No monetary consideration is paid by associates receiving restricted stock. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to 10 years as determined at the date of the grant. The company granted 274,750 and 179,000 shares of restricted stock under the 1994 Stock Incentive Plan in 1995 and 1994, respectively.

Under the 1979 Restricted Stock Plan, the company was authorized to grant shares to management associates. No monetary consideration was paid by associates receiving restricted stock. Restrictions lapse over periods of up to 10 years as determined at the date of grant. During 1994, 5,000 shares of restricted stock were granted under the 1979 Restricted Stock Plan.

SHAREOWNER RIGHTS PLAN
The company has a Shareowner Rights Plan (Preferred Stock Purchase Rights) under which a right is attached to each share of the company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock or shares of common stock of the acquiring person. The rights will remain in existence until August 31, 2004, unless they are terminated, extended, exercised or redeemed.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table presents the carrying amounts and fair values of the company's financial instruments at February 3, 1996, and January 28, 1995. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                    1995                 1994
                       Carrying     Fair   Carrying      Fair
(millions)               Amount    Value     Amount     Value
 Accounts receivable    $2,403    $2,403     $2,432    $2,432
 Long-term debt          3,406     3,977      2,971     3,104

The carrying amounts shown in the table are included in the consolidated balance sheet under the indicated captions. The increase in the spread between the fair value and carrying amount of long-term debt in 1995 compared with 1994 was due to lower interest rates at the end of 1995. The fair value was determined with the use of borrowing rates currently available for debt instruments with similar remaining terms and maturities.

DISCONTINUED OPERATION
On January 17, 1996 the company announced its intention to spin off Payless, its chain of self-service family shoe stores, in May 1996. The company's financial statements presented herein have been restated to reflect Payless as a discontinued operation. The consolidated statement of earnings includes the results of Payless as a discontinued operation through January 17, 1996.
The estimated costs to effect the spin-off and the loss of discontinued operations from January 17, 1996, through 1995 year-end of $21 million were fully offset by a portion of Payless's 1996 estimated earnings through the anticipated spin-off date.

The costs to effect the spin-off included investment banker's, legal counsel's and accountant's fees, registration statement fees and expenses, and a curtailment loss on the company's nonqualified supplementary retirement plan. The curtailment loss reflects expense associated with previously unrecognized prior-service costs related to the Payless participants.
During the 1995 fourth quarter, in conjunction with the spin-off, Payless committed to close approximately 450 unprofitable stores.
In addition, Payless committed to restructure its central office and other personnel. A pretax special and nonrecurring charge of $72 million was recorded for these initiatives. Payless's 1995 net earnings before special and nonrecurring items would have been $99 million, or $.37 per fully diluted share.

The reported net earnings from the discontinued operation are net of $36 million, $86 million and $88 million in income tax expense for 1995, 1994 and 1993, respectively.

[The following "Eleven Year Financial Summary" section is a reproduction of the same named section included in the paper format Annual Report on pages 28 - 29.]


Eleven-Year Financial Summary


(dollars in millions,
except per share)        1995     1994     1993     1992     1991     1990    1989     1988     1987     1986    1985
Net Retail Sales      $10,507   $9,759   $9,020   $8,415   $7,872   $7,502  $7,037   $6,187   $4,755   $4,353  $3,987
Operations
Revenues              $10,952  $10,107   $9,562   $9,362   $9,068   $8,700  $8,356   $7,742   $6,415   $6,503  $6,129
Cost of sales           7,461    6,879    6,537    6,459    6,275    6,047   5,734    5,348    4,492    4,625   4,340
Selling, general and
  administrative
  expenses              2,081    1,916    1,824    1,859    1,861    1,772   1,735    1,645    1,325    1,353   1,276
Interest expense, net     250      233      244      279      315      278     231      196       77       90      90
Earnings from
 continuing
 operations before
 income taxes           1,160    1,079      957      579*     617      603     656      553      521      435     423
Provision for
 income taxes             460      429      379      107*     213      199     231      191      203      171     188
Net Earnings from
 Continuing Operations    700      650      578      472      404      404     425      362      318      264     235
LIFO charge (credit)      (53)     (46)       7       10       26       39     (22)      (3)       8        4       2
Net earnings              752      782      711      603      515      500     498      534      444      381     347
Depreciation and
 amortization             333      297      281      283      273      253     234      236      187      189     166
Cash flow from
 operations 1           1,033      947      859      755      677      657     659      599      505      454     401
Net issuances
  (repayments) of
  long-term debt 2        444      118     (190)    (248)     313      590     169      891      (61)     159     141
Capital expenditures      801      682      560      284      366      466     470      292      353      374     358
Dividends on
 common stock             278      251      223      204      198      191     186      184      170      131     124
Per Share
Net Earnings from
Continuing Operations   $2.61    $2.43    $2.15    $1.76    $1.52    $1.51   $1.50    $1.23    $1.03     $.83    $.75
Net earnings 3           2.81     2.92     2.65     2.26     1.93     1.87    1.76     1.81     1.44     1.20    1.11
Dividends paid           1.12     1.01      .90      .83      .81      .77     .69      .62      .56      .51     .46
Annual dividend
 rate at year-end        1.14     1.04      .92      .83      .81      .79     .71      .64      .57      .52     .47
Book value              18.42    16.65    14.65    12.82    11.26    10.04    9.32    10.75     9.13     8.50    7.86
Market price - high     46.25    45.13    46.50    37.25    30.19    29.56   26.31    20.00    25.44    22.06   16.25
Market price - low      33.50    32.25    33.44    26.00    22.63    18.69   17.31    14.38    11.13    15.94   10.50
Market price - average
 of high and low        39.88    38.69    39.97    31.63    26.41    24.13   21.81    17.19    18.28    19.00   13.38
Financial Position
Customer accounts
 receivable            $2,377   $2,418   $2,367   $2,373   $2,377   $2,456  $2,223   $2,099   $1,590   $1,516  $1,578
Merchandise inventories 2,134    1,813    1,647    1,476    1,436    1,375   1,278    1,141      880      848     908
Working capital         3,495    3,029    2,921    2,691    3,051    2,635   2,059    2,093    1,821    1,921   1,529
Property and
 equipment, net         3,744    3,275    2,977    2,774    2,808    2,728   2,446    2,285    1,830    1,745   1,704
Long-term debt,
 preferred and
 preference stock       3,701    3,240    3,192    3,256    4,299    3,948   3,387    2,384    1,048    1,131   1,048
Shareowners' equity     4,585    4,135    3,639    3,181    2,781    2,467   2,319    3,050    2,723    2,595   2,421
Total assets           10,122    9,237    8,614    8,376    8,566    8,083   7,570    7,374    5,464    5,629   5,311
Statistics
Percent of revenues:
  Net earnings from
    continuing
    operations            6.4%     6.4%     6.0%     5.0%     4.5%     4.6%    5.1%     4.7%     5.0%     4.1%    3.8%
 Cash flow from
 operations 1             9.4      9.4      9.0      8.1      7.5      7.6     7.9      7.7      7.9      7.0     6.5
Return on equity         20.8     21.3     22.1     21.5     20.7     21.8    18.0     18.6     17.0     15.7    15.5
Return on net assets     20.1     20.1     19.0     15.4**   14.5     15.8    16.9     16.2     15.7     15.4    16.8
Stores Open at
 Year-end                 346      314      301      303      318      324     288      297      258      286     301

Average Shares
 Outstanding and
 Equivalents
Primary                 249.9    249.6    249.9    248.8    248.0    249.0   267.2    294.8    306.3    313.1   311.1
Fully Diluted           265.3    264.9    265.5    265.3    264.2    264.8   280.0    295.4    306.3    314.9   312.0

  All years included 52 weeks, except 1995 and 1989, which included 53 weeks. Net retail sales for 1995 and 1989 are shown on a 52-week basis for comparability.

  1  Cash flow from operations
     represents net earnings and depreciation/amortization from continuing operations and is different than cash flow from operating activities as shown on the statement of cash flows.
  2 Net issuances (repayments) of long-term debt exclude the elimination of $618 million of MCAC loans in 1992 and $400 million of guaranteed
     ESOP debt in 1989.
  3 Represents fully diluted basis. Primary earnings per share were $.13 higher in 1995, $.14 higher in 1994, $.12 higher in 1993, $.09 higher in 1992, $.08 higher in 1991, $.07 higher in 1990, $.05 higher in 1989, and $.01 higher in each of 1988 and 1986.


  *  Pretax earnings include a net
     charge of $187 million from special and nonrecurring items, and income taxes include a tax benefit of $187 million from special and nonrecurring items.
  ** Based on pretax earnings before special and nonrecurring items.

                   MANAGEMENT'S RESPONSIBILITY AND REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

Report of Management. Management is responsible for the preparation, integrity and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgement and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside the company, actual results could differ from those estimates.

Management has established and maintains a system of accounting and controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements, and that such financial statements are not misstated due to material fraud or error. The system of controls includes the careful selection of associates, the proper segregation of duties and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is a comprehensive internal audit program. Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the company's policies on business conduct, which are publicized throughout the company.

Audit Committee of the Board of Directors. The Board of Directors, through the activities of its Audit Committee, participates in the reporting of financial information by the company. The committee meets regularly with management, the internal auditors and the independent public accountants. The committee met four times during 1995 and reviewed the scope, timing and fees for the annual audit and the results of audit examinations completed by the internal auditors and independent public accountants, including the recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors and attend each meeting of the committee.

The members of the Audit Committee are Russell E. Palmer (chairman), Edward
H. Meyer, Michael R. Quinlan, William P. Stiritz, Robert D. Storey and Murray
L. Weidenbaum.

The Audit Committee reports the results of its activities to the full Board of Directors.

[The following "Report of Independent Public Accountants" section is a reproduction of the same named section of the paper format Annual Report on page 30.]

Report of Independent Public Accountants.
To the Board of Directors and Shareowners of The May Department Stores
Company:

We have audited the accompanying consolidated balance sheet of The May Department Stores Company (a New York corporation) and subsidiaries as of February 3, 1996, and January 28, 1995, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of February 3, 1996, and January 28, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri  63101-2089
February 26, 1996