Form 10-K405, Exhibit 13
period 1997-02-01
MAY DEPARTMENT STORES CO
filed 1997-04-23
CIK 63416

                                                        EXHIBIT 13

[The following "Management's Dicussion and Analysis" section is a reproduction of the same named section included in the paper format Annual Report on pages 12 - 16.]

Management's Discussion and Analysis

May achieved its 22nd consecutive year of record sales and earnings per share from continuing operations. Our five-year compound growth rate for earnings per share from continuing operations was 13.2% - among the best in the retail industry.

Sales in 1996 were $11.6 billion, an increase of 11.1% over 1995 sales of $10.5 billion. The increase reflects the benefit of new-store openings and an increase in store-for-store sales of 4.3%. Store-for-store sales increases for the first through fourth quarters in 1996 were 6.7%, 2.3%, 3.9%, and 4.4%, respectively.

Our 1996 earnings per share from continuing operations increased 8.0% to $2.82 from last year's $2.61. Net earnings from continuing operations totaled $749 million, compared with $700 million last year. Returns on revenues, equity, and continuing operations' net assets were 6.2%, 19.4%, and 18.8%, respectively. Return on equity is computed as net earnings from continuing operations divided by beginning shareowners' equity adjusted for the Payless spin-off.

We opened 28 department stores during 1996, adding 5.2 million square feet of retail space. Four of these stores were Lord & Taylor locations, in Paramus, N.J.; Gaithersburg, Md.; Fairfax, Va.; and Woodbridge, N.J. Hecht's opened 14 locations, 13 of which were acquired Strawbridge & Clothier stores. These include eight Pennsylvania locations, in Philadelphia, Willow Grove, Exton, Bensalem, Plymouth Meeting, Springfield, Ardmore, and King of Prussia; three New Jersey locations, in Cherry Hill, Voorhees, and Burlington; two Delaware locations, in Newark and Wilmington; and one Virginia location, in Manassas. Foley's opened two Texas stores, in Sugarland and Laredo; one location in Albuquerque, N.M.; and one location in Tulsa, Okla. Robinsons-May opened one location in Henderson, Nev. Kaufmann's opened one store in Strongsville, Ohio. Filene's opened two locations, in Marlborough, Mass.; and Manchester, N.H. Famous-Barr opened two locations, a Famous-Barr store in Evansville, Ind., and an L.S. Ayres store in Muncie, Ind.

In addition, we remodeled 22 department stores in 1996, totaling
1.8 million retail square feet, which included the expansion of 12 stores by 405,000 square feet. At fiscal year-end, May operated 365 department stores in 30 states and the District of Columbia.

Nine department stores were closed during the year, resulting in a net increase of 19 department stores and 4.0 million square feet of retail space. This is the third consecutive year of significant store openings following several years in which the department store count decreased as new department store openings were more than offset by the closings of low-productivity stores.

During 1996, the company purchased 13 former Strawbridge & Clothier department stores in the greater Philadelphia area. These stores were added to the existing Hecht's stores in Philadelphia. All operate under the name Strawbridge's. The Strawbridge's operation enjoys a strong leadership position in Philadelphia.

The company delivered 4.5 million shares of May common stock and assumed $255 million of debt and certain other liabilities in exchange for the Strawbridge & Clothier department store assets. Subsequent to the transaction, the company repurchased 4.5 million shares in the open market.

In addition to the repurchase of 4.5 million shares, the company used its financial strength to purchase 12.7 million shares for $600 million. These stock purchases and corresponding borrowings result in a capital structure that is better balanced for shareowners and debtholders.

In February 1997, the company announced plans to repurchase up to $300 million of May common stock.

In May 1996, May completed the spin-off of Payless ShoeSource, Inc. ("Payless"), a self-service family shoe store subsidiary, as a tax-free distribution to shareowners. Payless is reported as a discontinued operation.

Our expansion program for 1997 includes 13 new department stores, totaling 2.0 million square feet of retail space. In addition, the company plans to remodel 29 department stores totaling 2.4 million square feet of retail space, which includes the expansion of 13 stores by a total of 430,000 square feet. The 1997-2001 new-store plan would add 100 new department stores totaling 15 million retail square feet, a 4% net annualized increase in department store square footage. During this five-year period, May plans to invest $1.7 billion for new stores, $650 million to expand and remodel existing stores, and $560 million related to systems and operations. These are the major components of a $3.4 billion capital plan.


                                      1986  1987  1988  1989  1990  1991  1992  1993  1994  1995  1996

Earnings per share from
continuing operations                $0.83 $1.03 $1.23 $1.50 $1.51 $1.52 $1.76 $2.15 $2.43 $2.61 $2.82



                                       1986  1987  1988  1989  1990  1991  1992  1993  1994   1995   1996

Net retail sales from
continuing operations (in billions)    $4.3  $4.7  $6.2  $7.0  $7.5  $7.9  $8.4  $9.0  $9.7  $10.5  $11.6


REVIEW OF OPERATIONS

Net earnings from continuing operations totaled $749 million in 1996, compared with $700 million in 1995 and $650 million in 1994. Return on revenues was 6.2% in 1996, compared with 6.4% in 1995 and 1994. Fully diluted earnings per share from continuing operations reached $2.82 in 1996, compared with $2.61 in 1995 and $2.43 in 1994.


Results of continuing operations for the past three years were as follows:
                                1996                   1995             1994
(DOLLARS IN
MILLIONS,
EXCEPT                       PERCENT OF             PERCENT OF          PERCENT OF
PER SHARE)             $      REVENUES        $      REVENUES       $    REVENUES
NET RETAIL
  SALES           $  11,650              $  10,484              $  9,748
Revenues          $  12,000     100.0%   $  10,952     100.0%   $ 10,107     100.0%
Cost of sales         8,226      68.5        7,461      68.1       6,879      68.1
Selling, general
  and administra-
  tive expenses       2,265      18.9        2,081      19.0       1,916      18.9
Interest
  expense, net          277       2.3          250       2.3         233       2.3
Earnings before
  income taxes        1,232      10.3        1,160      10.6       1,079      10.7
Provision for
  income taxes*         483      39.3          460      39.7         429      39.7
NET EARNINGS      $     749       6.2%   $     700       6.4%   $    650       6.4%
FULLY DILUTED
  EARNINGS
  PER SHARE       $    2.82              $    2.61              $   2.43

* Percent of Revenues column represents effective income tax rate.


Fiscal 1995 included 53 weeks; however, the additional week did not materially affect 1995 earnings. All net retail sales information in this Review of Operations is presented on a 52-week basis for comparability.

Earnings before interest and taxes (EBIT) for the past three years were as follows:

                                                                   INCREASE
 (DOLLARS IN MILLIONS)          1996      1995      1994     1996      1995
Operating earnings          $  1,509  $  1,410  $  1,312      7.0%      7.5%
Percent of revenues             12.6%     12.9%     13.0%

EBIT presented above includes a LIFO (last-in, first out) credit of $20 million, $53 million, and $46 million in 1996, 1995, and 1994, respectively.

EBIT, excluding LIFO, is presented below on a supplementary basis for comparative purposes:

                                                                   INCREASE
(DOLLARS IN MILLIONS)           1996      1995      1994     1996      1995
Operating earnings          $  1,489  $  1,357  $  1,266      9.6%      7.2%
Percent of revenues             12.4%     12.4%     12.5%




May's 365 quality department stores are operated by eight regional department store companies across the United States, operating under 10 long-standing and widely recognized names. Each store company holds a leading market position in its region.

The table below summarizes net retail sales, sales per square foot, building area square footage, and number of stores for each store company:

                                                NET RETAIL                          BUILDING AREA
                                         SALES IN MILLIONS           SALES PER     SQUARE FOOTAGE
                                                OF DOLLARS         SQUARE FOOT       IN THOUSANDS                NUMBER OF STORES
STORE COMPANY AND HEADQUARTERS                1996    1995         1996   1995        1996   1995         1996  NEW  CLOSED  1995

Lord & Taylor, New York City                $1,718  $1,574         $241   $233       7,473  7,131           59    4       2    57
Hecht's, Washington, D.C.
   (Strawbridge's in Philadelphia)           2,159   1,650          193    207      12,787 10,455           71   14       5    62
Foley's, Houston                             1,801   1,693          180    180      10,603  9,896           55    4       -    51
Robinsons-May, Los Angeles                   1,751   1,562          185    170       9,808  9,568           54    1       -    53
Kaufmann's, Pittsburgh                       1,447   1,394          191    201       7,968  7,747           47    1       -    46
Filene's, Boston                             1,364   1,261          232    236       6,255  5,884           40    2       1    39
Famous-Barr, St. Louis
   (L.S. Ayres in Indianapolis)              1,022     983          201    201       5,454  5,189           31    2       1    30
Meier & Frank, Portland, Ore.                  388     367          225    213       1,768  1,770            8    -       -     8
The May Department Stores Company          $11,650 $10,484         $201   $201      62,116 57,640          365   28       9   346

Net retail sales represent sales of stores open at the end of 1996. Sales per square foot are calculated from revenues and average gross retail square footage.
Building area represents gross retail square footage of stores open at the end of the period presented.



                         1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996

Year-end dividend rate
per common share        $0.52  $0.57  $0.64  $0.71  $0.79  $0.81  $0.83  $0.92  $1.04  $1.14  $1.16



                       1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996

Sales per square foot  $138   $143   $158   $168   $172   $171   $179   $191   $200   $201   $201


NET RETAIL SALES. Net retail sales (see page 21 for definition) increases for 1996 and 1995 were as follows:


          1996 VS. 1995           1995 VS. 1994      FIVE-YEAR
             STORE-FOR-              STORE-FOR-       COMPOUND
      TOTAL       STORE       TOTAL       STORE    GROWTH RATE
      11.1%        4.3%        7.5%        2.5%           8.2%

The total sales increase for 1996 reflects the opening of 28 new department stores and a 4.3% store-for-store increase. The total sales increase for 1995 includes the results of 37 new department stores and a 2.5% store-for-store increase.

Sales include leased and licensed department sales of $342 million, $311 million, and $290 million in 1996, 1995, and 1994, respectively. Revenues include finance charge revenues of $338 million, $340 million, and $334 million in 1996, 1995, and 1994, respectively. Finance charge revenues have remained relatively constant due to increased use of third-party credit cards.

COST OF SALES. Cost of sales includes cost of merchandise sold and buying and occupancy costs. Cost of sales was $8.23 billion in 1996, compared with $7.46 billion in 1995, a 10.2% increase. The overall increase resulted from a 9.9% increase in sales (52 weeks in 1996 versus 53 weeks in 1995) and a decrease in the LIFO credit. As a percent of revenues, cost of sales increased 0.4% from 68.1% in 1995 to 68.5% in 1996. This increase was caused primarily by the decrease in the LIFO credit.

Cost of sales was $7.46 billion in 1995, compared with $6.88 billion in 1994, an 8.5% increase. The overall increase resulted from an 8.6% increase in sales. As a percent of revenues, cost of sales remained constant between 1995 and 1994 at 68.1%.

The impact of LIFO on cost of sales, as a percent of revenues, is shown below:

                              1996       1995        1994
Cost of sales                 68.5%      68.1%       68.1%
LIFO credit                   (0.2)      (0.5)       (0.4)
Cost of sales before LIFO     68.7%      68.6%       68.5%

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses were $2.27 billion in 1996, compared with $2.08 billion in 1995, an 8.9% increase. The overall increase was due to a 9.6% increase in revenues. As a percent of revenues, selling, general, and administrative expenses decreased 0.1% to 18.9% in 1996, compared with 19.0% in 1995, as an increase in bad-debt expense was offset by efficiencies across the other selling, general, and administrative expense components.

Selling, general, and administrative expenses were $2.08 billion in 1995, compared with $1.92 billion in 1994, an 8.6% increase. The overall increase was due to an 8.4% increase in revenues. As a percent of revenues, selling, general, and administrative expenses increased 0.1% to 19.0% in 1995, compared with 18.9% in 1994, as payroll costs increased at a slightly higher rate than revenues.

Selling, general, and administrative expenses include advertising and sales promotion costs of $439 million, $404 million, and $370 million in 1996, 1995, and 1994, respectively.


INTEREST EXPENSE. Interest expense components were:

(DOLLARS IN MILLIONS)                  1996        1995       1994
Interest expense                       $310        $283       $256
Interest income                         (16)        (14)        (8)
Capitalized interest                    (17)        (19)       (15)
Interest expense, net                  $277        $250       $233
Percent of revenues                     2.3%        2.3%       2.3%

The increase in 1996 net interest expense from 1995 was due to increased average borrowings related to store growth, including the acquisition of certain assets of Strawbridge & Clothier, and financing the company's common stock repurchases.

The increase in 1995 net interest expense from 1994 was due to increased average borrowings related to store growth, including the acquisition of certain assets of John Wanamaker and Woodward &
Lothrop.

INCOME TAXES. The effective income tax rates were 39.3%, 39.7%, and 39.7% in 1996, 1995, and 1994, respectively.

The 1996 effective income tax rate of 39.3% decreased compared with 1995 as the company realized a partial-year benefit from our reincorporation in the state of Delaware and an overall decrease in our effective federal tax rate.


                               1986    1987    1988    1989    1990    1991    1992    1993    1994    1995    1996

Common stock price range:
Low price                    $15.94  $11.13  $14.38  $17.31  $18.69  $22.63  $26.00  $33.44  $32.25  $33.50  $40.50
High price                   $22.06  $25.44  $20.00  $26.31  $29.56  $30.19  $37.25  $46.50  $45.13  $46.25  $52.25
Closing price                $21.31  $16.81  $18.75  $22.88  $22.75  $27.44  $35.19  $39.75  $35.13  $43.88  $44.50



                               1986    1987    1988    1989    1990    1991    1992    1993    1994    1995    1996

Book value per common share
(1996 reflects the spin-off
 of Payless)                 $ 8.50  $ 9.13  $10.75  $ 9.32  $10.04  $11.26  $12.82  $14.65  $16.65  $18.42  $15.41


IMPACT OF INFLATION. Inflation has not had a material impact on the company's 1996 sales growth and earnings. The company values its inventory on a LIFO basis, and as a result, the current cost of merchandise is reflected in current operating results.

DISCONTINUED OPERATION. In January 1996, the company announced its intention to spin off Payless, its chain of self-service family shoe stores. The spin-off was completed effective May 4, 1996, as a tax-free distribution to shareowners.

REVIEW OF FINANCIAL CONDITION
We continue to meet our objective of generating superior shareowner returns while maintaining access to capital at reasonable costs.

RETURN ON EQUITY. Return on equity is our principal measure in evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Our objective is performance that places our return on equity in the top quartile of the retail industry. Return on beginning equity was 19.4% in 1996, compared with 20.8% in 1995, and 21.3% in 1994. The 1996 decrease results in part from our share repurchase. The cost of the share repurchase is included in interest expense with no corresponding reduction in beginning equity.

RETURN ON NET ASSETS. Return on continuing operations' net assets measures performance independent of capital structure. Return on continuing operations' net assets represents pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year continuing operations' net assets (including present value of operating leases). Return on continuing operations' net assets was 18.8% in 1996, compared with 20.1% in 1995 and 1994.

CASH FLOW. Cash flow from continuing operations (earnings plus depreciation/amortization) was $1.1 billion. This was 9.3% of revenues in 1996, compared with 9.4% in 1995 and 1994. The company's cash flow as a percent of revenues continues to be one of the highest in the retail industry, and it provides the company significant resources to invest in its business.

Sources and (uses) of cash flows are summarized below:

(MILLIONS)                                   1996      1995   1994
Earnings and depreciation/amortization     $1,122    $1,033   $947
Working capital (increases) decreases         142      (330)  (165)
Discontinued operation                        (13)       97     (1)
Other operating activities                      8        48    (17)
Investing activities                         (603)     (871)  (580)
Net long-term debt issuances                  412       444    118
Net purchases of common stock                (820)      (14)   (23)
Dividend payments                            (305)     (296)  (270)
Increase (decrease) in
  cash and cash equivalents                $  (57)   $  111   $  9

FINANCING ACTIVITIES. Debt issuances for the second through fourth quarters of 1996 were $200 million, $475 million, and $125 million, respectively. Maturities range from 2005 to 2036, with interest rates ranging from 6.875% to 8.30%. The proceeds from the issuances were added to the company's general funds. They were available for stock repurchases, capital expenditures, working capital needs, the purchase of certain of the company's other indebtedness, and other general corporate purposes, including investments and acquisitions.

During the fourth quarter of 1996, the company recorded an extraordinary aftertax loss of $5 million ($8 million pretax) as it retired $150 million of 9.125% debentures due to mature December 1, 2016.

During the fourth quarter of 1995, the company recorded an extraordinary aftertax loss of $3 million ($5 million pretax) as it executed a binding contract to call $112 million of 9.25% debentures due to mature March1, 2016. The debentures were called, effective March 1, 1996.

FINANCIAL CONDITION RATIOS. Our debt-to-capitalization and fixed charge coverage ratios are consistent with our capital structure objective. They provide us with substantial financial flexibility.


                            1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996

Return on equity            15.7%  17.0%  18.6%  18.0%  21.8%  20.7%  21.5%  22.1%  21.3%  20.8%  19.4%



                            1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996

Return on net assets
from continuing operations  15.4%  15.7%  16.2%  16.9%  15.8%  14.5%  15.4%  19.0%  20.1%  20.1%  18.8%


The debt-to-capitalization ratios were 48%, 42%, and 41% for 1996, 1995, and 1994, respectively. For purposes of the debt-to-capitalization ratio, total debt is defined as short-term and long-term debt (including the ESOP debt reduced by unearned compensation), redeemable preferred stock, and the capitalized value of all leases, including operating leases. Capitalization is defined as total debt, noncurrent deferred taxes, ESOP Preference Shares, and shareowners' equity. The 1996 debt-to-capitalization ratio increased because of the common stock repurchases previously discussed and debt assumed in the Strawbridge & Clothier transaction. See Profit Sharing on page 22 for discussion of the ESOP.

The fixed-charge coverage ratios were 4.1x in 1996, and 4.2x for 1995 and 1994. Fixed charges are defined as gross interest expense, interest expense on the ESOP debt, total rent expense, and the pretax equivalent of dividends on redeemable preferred stock.

Our bonds continue to be rated A2 by Moody's Investors Service, Inc. and A by Standard & Poor's Corporation. Our commercial paper is rated P1 by Moody's and A1 by Standard & Poor's.

CAPITAL EXPENDITURES. Our strong financial condition enables us to make capital expenditures to enhance shareowners' returns. Return on net assets, internal rate of return, and sales per square foot are emphasized as the principal operating measures as we invest in new stores and remodelings, and as we eliminate unproductive space.

Capital expenditures in 1997 will approximate $635 million. Capital expenditures for the 1997 - 2001 period are planned at $3.4 billion. We intend to use internal cash flow to finance substantially all of these expenditures.

AVAILABLE CREDIT. The company has $750 million of available borrowing under its multiyear credit agreement. In addition, the company has filed with the Securities and Exchange Commission a shelf registration statement that would enable it to issue up to $500 million of additional debt securities.

COMMON STOCK DIVIDENDS AND MARKET PRICES. Our dividend policy is based on historical and expected earnings growth rates and capital investment requirements. Our objective is to increase dividends on common stock consistent with our long-term earnings growth. The 1997 annual dividend rate was increased by 3.4%, or $.04 per share, to $1.20 per share. This is the 22nd consecutive annual dividend increase. The new annual dividend rate of $1.20 per share was effective with the March 1997 dividend payment. Dividends paid have increased at a compound rate of 7.4% during the past five years. This rate is lower than the five-year compound earnings growth rate of 13.2% as, over time, we are adjusting our dividend payout ratio to reflect the spin-off of Payless. The company has paid consecutive quarterly dividends since December 1, 1911.

The quarterly price ranges of the common stock and dividends per share in 1996 and 1995 were:



                               1996                            1995
            MARKET PRICE  DIVIDENDS         MARKET PRICE  DIVIDENDS
QUARTER    HIGH      LOW  PER SHARE        HIGH      LOW  PER SHARE
First   $51-7/8  $43-3/8  $ .28-1/2     $38      $33-1/2  $ .26
Second   52-1/4   40-1/2    .29          44-1/4   35-1/4    .28-1/2
Third    49-1/2   44-1/8    .29          45-3/8   37        .28-1/2
Fourth   49-5/8   43-5/8    .29          46-1/4   38-3/8    .28-1/2
Year    $52-1/4  $40-1/2  $1.15-1/2     $46-1/4  $33-1/2  $1.11-1/2

The approximate number of common shareowners as of March 1, 1997, was 43,100.

Effective May 4, 1996, the company distributed the common shares of Payless pro rata to May common shareowners of record on April 25, 1996. The May common stock price on May 8, 1996, was adjusted by the New York Stock Exchange from $50.00 per share to $45.25 per share, reflecting the impact of the distribution of the Payless common stock to May common shareowners.


                                      1986   1987   1988   1989   1990   1991   1992   1993   1994    1995    1996

(in millions)
Cash flow from continuing operations $ 454  $ 505  $ 599  $ 659  $ 657  $ 677  $ 755  $ 859  $ 947  $1,033  $1,122
Depreciation and amortization        $ 189  $ 187  $ 236  $ 234  $ 253  $ 273  $ 283  $ 281  $ 297  $  333  $  373
Net earnings                         $ 264  $ 318  $ 362  $ 425  $ 404  $ 404  $ 472  $ 578  $ 650  $  700  $  749


[The following "Consolidated Financial Statements" section is a reproduction of the same named section included in the Annual Report on pages 17 - 20.]


Consolidated Statement of Earnings

(DOLLARS IN MILLIONS,
EXCEPT PER SHARE)                     1996         1995        1994
Net Retail Ssles                   $11,650      $10,484     $ 9,748
Revenues                           $12,000      $10,952     $10,107
Cost of sales                        8,226        7,461       6,879
Selling, general, and
  administrative expenses            2,265        2,081       1,916
Interest expense, net                  277          250         233
Total cost of sales and expenses    10,768        9,792       9,028
Earnings from continuing operations
  before income taxes                1,232        1,160       1,079
Provision for income taxes             483          460         429

NET EARNINGS FROM
  CONTINUING OPERATIONS                749          700         650
Net earnings from
  discontinued operation                11           55         132
Net earnings before
  extraordinary loss                   760          755         782
Extraordinary loss related to
  early extinguishment of debt,
  net of income taxes                   (5)          (3)          -
Net earnings                       $   755      $   752     $   782
Primary Earnings per Share:
  Continuing operations            $  2.94      $  2.73     $  2.53
  Discontinued operation              0.05         0.22        0.53
  Net earnings before
    extraordinary loss                2.99         2.95        3.06
  Extraordinary loss                 (0.02)       (0.01)          -
Primary Earnings per Share         $  2.97      $  2.94     $  3.06
FULLY DILUTED EARNINGS PER SHARE:
  CONTINUING OPERATIONS            $  2.82      $  2.61     $  2.43
  Discontinued operation              0.04         0.21        0.49
  Net earnings before
      extraordinary loss              2.86         2.82        2.92
  Extraordinary loss                 (0.02)       (0.01)        -
Fully Diluted Earnings per Share   $  2.84      $  2.81     $  2.92

Fiscal 1995 was a 53-week year. Net retail sales for fiscal 1995 are shown on a 52-week basis for comparability. Net retail sales for the 53 weeks ended February 3, 1996, were $10,588.

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheet
                                            FEBRUARY 1,    FEBRUARY 3,
(DOLLARS IN MILLIONS, EXCEPT PER SHARE)            1997           1996
ASSETS
Current Assets:
  Cash                                           $   12        $    12
  Cash equivalents                                   90            147
  Accounts receivable, net                        2,425          2,403
    Merchandise inventories                       2,380          2,134
    Other current assets                            128            169
    Net current assets of
      discontinued operation                          -            232
Total Current Assets                              5,035          5,097
Property and Equipment:
  Land                                              287            238
  Buildings and improvements                      3,252          2,908
  Furniture, fixtures, and equipment              2,765          2,416
  Property under capital leases                      68             75
  Total property and equipment                    6,372          5,637
  Accumulated depreciation                       (2,213)        (1,893)
  Property and equipment, net                     4,159          3,744
Goodwill                                            776            671
Other Assets                                         89             89
Net Noncurrent Assets of
  Discontinued Operation                              -            521
Total Assets                                    $10,059        $10,122
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt          $   256        $   132
  Accounts payable                                  872            692
  Accrued expenses                                  658            650
  Income taxes payable                              137            128
Total Current Liabilities                         1,923          1,602
Long-term Debt                                    3,849          3,333
Deferred Income Taxes                               401            378
Other Liabilities                                   223            204
ESOP Preference Shares                              347            366
Unearned Compensation                              (334)          (346)
Shareowners' Equity:
    Common stock                                    118            124
    Additional paid-in capital                        -              -
    Retained earnings                             3,532          4,461
Total Shareowners' Equity                         3,650          4,585
Total Liabilities and Shareowners' Equity       $10,059        $10,122


Common stock has a par value of $.50 per share; 700 million shares are authorized and 313.6 million shares were issued. At February 1, 1997, 236.9 million shares were outstanding, and 76.7 million shares were held in treasury. At February 3, 1996, 248.9 million shares were outstanding, and 64.7 million shares were held in treasury.

ESOP Preference Shares have a par value of $.50 per share, a stated value of $507 per share, and 800,000 shares are authorized. At February 1, 1997, 685,050 shares (convertible into 15.4 million shares of common stock) were issued and outstanding. At February 3, 1996, 722,111 shares (convertible into 14.8 million shares of common stock) were issued and outstanding.

See Preferred and Preference Stock in Notes to Consolidated
Financial Statements for discussion of other preferred stock.

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

(DOLLARS IN MILLIONS)                       1996    1995     1994
OPERATING ACTIVITIES:
Net earnings from continuing operations   $  749   $ 700    $ 650
Net earnings from discontinued operation      11      55      132
Extraordinary loss related to early
  extinguishment of debt,
  net of income taxes                         (5)     (3)       -
Net earnings                                 755     752      782
Adjustments for noncash items
  included in earnings:
  Depreciation and amortization              373     333      297
  Deferred income taxes (noncurrent)          62      42       15
  Deferred and unearned compensation          10      15       16
Working capital changes*                     142    (330)    (165)
Other assets and liabilities, net            (59)     (6)     (48)

Total Operating Activities                 1,283     806      897

INVESTING ACTIVITIES:
Capital expenditures                        (632)   (801)    (682)
Dispositions of property and equipment        53      20      106
Goodwill                                     (24)    (89)       -
Other                                          -      (1)      (4)
Cash provided by (used in)
  discontinued operation                     (24)     42     (133)

Total Investing Activities                  (627)   (829)    (713)

FINANCING ACTIVITIES:
Issuances of long-term debt                  800     600      200
Repayments of long-term debt                (388)   (156)     (82)
Purchases of common stock                   (869)    (71)     (56)
Issuances of common stock                     49      57       33
Dividend payments                           (305)   (296)    (270)

Total Financing Activities                  (713)    134     (175)

INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                       (57)    111        9

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                          159      48       39
CASH AND CASH EQUIVALENTS,
  END OF YEAR                             $  102   $ 159    $  48
*Working capital changes comprise:
   Accounts receivable, net               $  137   $  29    $ (43)
   Merchandise inventories                  (211)   (321)    (166)
   Other current assets                       45      13       14
   Accounts payable                          180     (43)     (44)
   Accrued expenses                          (18)     (8)      (6)
   Income taxes payable                        9       -       80
   Net decrease (increase)
     in working capital                   $  142   $(330)   $(165)

Cash paid during the year:
  Interest                                $  288   $ 268    $ 240
  Income taxes                               380     448      418

Noncash investing and financing activities include conversions of ESOP Preference Shares into common stock of $19 million, $8 million, and $7 million in 1996, 1995, and 1994, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareowners' Equity

                                      OUTSTANDING
                                     COMMON STOCK  ADDITIONAL                  TOTAL
(DOLLARS IN MILLIONS,                                 PAID-IN  RETAINED SHAREOWNERS'
SHARES IN THOUSANDS)              SHARES  DOLLARS     CAPITAL  EARNINGS       EQUITY

BALANCE AT JANUARY 29, 1994      248,342    $ 124      $   21    $3,494       $3,639
Net earnings                           -        -           -       782          782
Dividends paid:
  Common stock
    ($1.01 per share)                  -        -           -      (251)        (251)
  ESOP Preference
    Shares, net of
    tax benefit                        -        -           -       (19)         (19)
  Preferred stock                      -        -           -         -            -
Common stock issued                1,429        1          39         -           40
Purchase of common stock          (1,388)      (1)        (55)        -          (56)
BALANCE AT JANUARY 28, 1995      248,383      124           5     4,006        4,135
Net earnings                           -        -           -       752          752
Dividends paid:
  Common stock
    ($1.11-1/2 per share)               -        -           -      (277)        (277)
  ESOP Preference
    Shares, net of
    tax benefit                        -        -           -       (19)         (19)
    Preferred stock                    -        -           -         -            -
Common stock issued                2,198        1          64         -           65
Purchase of common stock          (1,710)      (1)        (69)       (1)         (71)
BALANCE AT FEBRUARY 3, 1996      248,871      124           -     4,461        4,585
Net earnings                           -        -           -       755          755
Dividends paid:
  Common stock
    ($1.15-1/2 per share)               -        -           -      (287)        (287)
    ESOP Preference
      Shares, net of
      tax benefit                      -        -           -       (18)         (18)
    Preferred stock                    -        -           -         -            -
Common stock issued                6,646        3         258         -          261
Purchase of common stock         (18,591)      (9)       (258)     (602)        (869)
Distribution of equity
    in Payless
    ShoeSource, Inc.                   -        -           -      (777)        (777)
BALANCE AT FEBRUARY 1, 1997      236,926   $  118        $  -    $3,532       $3,650

Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:

                                 1996           1995           1994
BALANCE, BEGINNING OF YEAR     64,766         65,254         65,295
Common stock issued:
  Exercise of stock options      (997)        (1,419)         (677)
  Deferred compensation plan     (150)          (158)         (181)
  Restricted stock grants,
    net of forfeitures           (246)          (236)         (157)
  Contribution to Profit
    Sharing Plan                    -            (89)         (145)
  Conversion of ESOP
    Preference Shares            (796)          (296)         (269)
  Strawbridge & Clothier
    acquisition                (4,457)             -             -

                               (6,646)        (2,198)       (1,429)

Purchase of common stock       18,591          1,710         1,388
BALANCE, END OF YEAR           76,711         64,766        65,254

See Notes to Consolidated Financial Statements.

[The following "Notes to Consolidated Financial Statements" section is a reproduction of the same named section included in the paper format Annual Report on pages 21 - 27.]

Notes to Consolidated
Financial Statements

SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

FISCAL YEAR. The company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1996, 1995, and 1994 ended on February 1, 1997, February 3, 1996, and January 28, 1995, respectively. Fiscal 1995 included 53 weeks. References to years in this annual report relate to fiscal years rather than calendar years.

BASIS OF REPORTING. The consolidated financial statements include the accounts of the company and all wholly owned subsidiaries (the company), reflecting the operation of 365 quality department stores. The consolidated financial statements reflect Payless ShoeSource, Inc. ("Payless"), as a discontinued operation through May 4, 1996. All the following notes, except Discontinued Operation on page 27, reflect data on a continuing operations basis.

USE OF ESTIMATES. Management makes estimates and assumptions that affect the amounts reported in the consolidated statements of earnings, shareowners' equity and cash flows, the consolidated balance sheet, and notes to consolidated financial statements. Actual results could differ from these estimates.

NET RETAIL SALES AND REVENUES. Net retail sales (sales) represent sales of stores operating at the end of the latest period, and exclude finance charge revenues and the sales of stores that have been closed and not replaced. Sales include sales of merchandise and services, and sales from leased and licensed departments. Sales are net of returns and exclude sales tax. Store-for-store sales represent sales of those stores open during both years. Revenues include finance charge revenues and all sales from all stores operating during the period.

COST OF SALES. Cost of sales includes the cost of merchandise sold and buying and occupancy costs.

ADVERTISING COSTS. Advertising and sales promotion costs are expensed at the time the advertising takes place.

PREOPENING EXPENSES. Costs associated with the opening of new stores are expensed during the year incurred.

INCOME TAXES. Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities. Adjustments to deferred taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

EARNINGS PER SHARE. Primary earnings per share are computed by dividing net earnings less dividend requirements on redeemable preferred stock and ESOP Preference Shares (net of related income tax benefits on unallocated shares) by the average number of shares of common stock outstanding and common share equivalents during the period. Fully diluted earnings per share assume conversion of the ESOP Preference Shares into common stock, and adjust net earnings for the additional expense required to fund the ESOP debt service resulting from the assumed replacement of the ESOP Preference Shares dividends with common stock dividends. The average number of shares of common stock outstanding and common share equivalents used to calculate fully diluted earnings per share were 264.1 million, 265.3 million, and 264.9 million in 1996, 1995, and 1994, respectively. References to earnings per share in this annual report relate to fully diluted earnings per share.

STOCK-BASED COMPENSATION. In 1996, the company adopted the alternative under Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," which allows for continued application of APB Opinion No. 25 in accounting for stock-based compensation.

CASH EQUIVALENTS. Cash equivalents consist primarily of commercial paper with maturities of less than three months. Cash equivalents are stated at cost, which approximates fair value.

ACCOUNTS RECEIVABLE. In accordance with industry practice, installments on deferred payment accounts receivable maturing in more than one year have been included in current assets.

MERCHANDISE INVENTORIES. Merchandise inventories are valued by the retail method and are stated on the LIFO (last-in, first-out) cost basis, which is lower than market. The accumulated LIFO provision was $98 million and $118 million in 1996 and 1995, respectively.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms.

GOODWILL. Goodwill represents the excess of cost over the fair value of net tangible assets acquired, at the dates of acquisition. Substantially all amounts are amortized using the straight-line method over a 40-year period. Goodwill is presented in the consolidated balance sheet net of accumulated amortization of $151 million and $129 million in 1996 and 1995, respectively.

LONG-LIVED ASSETS. Beginning in 1995, long-lived assets and certain identifiable intangibles to be held and used or disposed of were reviewed to determine whether the carrying amount of the asset was recoverable. No impairment losses needed to be recognized for applicable assets of continuing operations.

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

QUARTERLY RESULTS (UNAUDITED)
Quarterly results of continuing operations are determined in accordance with the annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:

(MILLIONS, EXCEPT PER SHARE)                                   1996
QUARTER                   FIRST   SECOND    THIRD   FOURTH     YEAR
Revenues                 $2,511   $2,533   $2,855   $4,101  $12,000
Cost of sales            $1,755   $1,773   $2,004   $2,694  $ 8,226
NET EARNINGS FROM
CONTINUING OPERATIONS    $   98   $  110   $  118   $  423  $   749
Primary earnings
  per share from
  continuing operations  $ 0.37   $ 0.42   $ 0.45   $ 1.70  $  2.94
FULLY DILUTED EARNINGS
  PER SHARE FROM
  CONTINUING OPERATIONS  $ 0.36   $ 0.41   $ 0.44   $ 1.61  $  2.82

(MILLIONS, EXCEPT PER SHARE)                                   1995
QUARTER                   FIRST   SECOND    THIRD   FOURTH     YEAR
Revenues                 $2,218   $2,325   $2,569   $3,840  $10,952
Cost of sales            $1,543   $1,625   $1,798   $2,495  $ 7,461
NET EARNINGS FROM
  CONTINUING OPERATIONS  $   87   $  107   $  110   $  396  $   700
Primary earnings
  per share from
  continuing operations  $ 0.33   $ 0.41   $ 0.42   $ 1.57  $  2.73
FULLY DILUTED EARNINGS
  PER SHARE FROM
  CONTINUING OPERATIONS  $ 0.32   $ 0.40   $ 0.41   $ 1.48  $  2.61

There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. The following unaudited supplementary information shows the pro forma per share impact of LIFO had the final variables and factors been known at the beginning of each year.
                                 1996                    1995
                       PRO         AS          PRO         AS
QUARTER              FORMA   REPORTED        FORMA   REPORTED
First               $(0.01)    $ 0.02       $(0.02)    $ 0.02
Second               (0.01)      0.02        (0.03)      0.02
Third                (0.01)      0.00        (0.03)      0.00
Fourth               (0.02)     (0.09)       (0.04)     (0.16)
Year                $(0.05)    $(0.05)      $(0.12)    $(0.12)

ACQUISITIONS
On July 18, 1996, the company purchased 13 former Strawbridge & Clothier department stores in the greater Philadelphia area. The company delivered 4.5 million shares of May common stock and assumed $255 million of debt and certain other liabilities in exchange for the Strawbridge & Clothier department store assets.

In August 1995, the company purchased 14 John Wanamaker stores in the Philadelphia area and three Woodward & Lothrop stores in the Washington, D.C., area, for approximately $412 million. This acquisition was funded principally with long-term debt.

These asset acquisitions have been accounted for as purchases, and accordingly, the operating results of the acquired stores have been included in the company's consolidated results since the acquisition dates. The acquisitions did not have a material effect on the results of operations or financial position of the company in 1996 or 1995.

PROFIT SHARING
The company has a qualified profit-sharing plan that covers substantially all associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $43 million in 1996, representing a record effective match rate of 103%. The matching allocation value was $33 million and $29 million in 1995 and 1994, respectively.

The company's Profit Sharing Plan includes an Employee Stock Ownership Plan (ESOP) under which the Profit Sharing Plan borrowed $400 million in 1989, guaranteed by the company, at an average rate of 8.5% with an average maturity of 12 years. The proceeds were used to purchase $400 million, or 788,955 shares, of a new class of convertible preference stock of the company (ESOP Preference Shares). Each share is currently convertible into 22.525 shares of common stock and has a stated value of $22.51 per common share equivalent. The annual dividend rate on the ESOP Preference Shares is 7.5%, and the shares are redeemable by the holder or the company in certain situations.

The $363 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as long-term debt because the company will ultimately fund the required debt service.
The company's contributions to the ESOP, along with the dividends on the ESOP Preference Shares, are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $31 million in 1996, $32 million in 1995, and $33 million in 1994.
ESOP Preference Shares dividends were $26 million in 1996, and $28 million in 1995 and 1994. ESOP debt principal payments began in 1993. The release of ESOP Preference Shares is based upon debt-service payments, and the shares are allocated to participating associates' accounts. Unearned compensation, initially an equal, offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP, and it is amortized as principal is repaid.

The company's expense related to the Profit Sharing Plan was $22 million, $17 million, and $19 million in 1996, 1995, and 1994, respectively.

At February 1, 1997, the Profit Sharing Plan beneficially owned
11.5 million shares of the company's common stock and 100% of the company's ESOP Preference Shares. The Preference Shares are convertible into 15.4 million shares of the company's common stock, which represents 10.7% of the company's common stock on a fully converted basis.

PENSION
The company has a qualified retirement plan that covers substantially all associates who work 1,000 hours or more in a year and have attained age 21. The plan is noncontributory. It provides benefits based upon years of service and pay during employment. In addition, during 1996 the company assumed a fully funded qualified pension plan in connection with the acquisition of the Strawbridge & Clothier department store assets. This plan operates under provisions similar to those of the company's qualified plan. The acquired plan has an accumulated benefit obligation of $98 million and a pro-projected benefit obligation of $98 million. At February 1, 1997, the qualified plans' assets exceed the accumulated benefit obligation by $62 million.

The company also maintains a nonqualified supplementary retirement plan for certain associates. Further, the company assumed a similar nonqualified supplementary retirement plan from Strawbridge & Clothier with an accumulated benefit obligation of $13 million and a projected benefit obligation of $13 million.

Pension expense is based on information provided by an outside actuarial firm, which uses assumptions to estimate the total benefits ultimately payable to associates and then allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The following tables summarize the funded status of the plans, components of pension expense, actuarial assumptions, and definitions of terms for both the qualified and nonqualified plans.

QUALIFIED PLANS (FUNDED)
(MILLIONS)                                          1996      1995
Actuarial Present Value of Benefit Obligations:
  Vested benefit obligation                       $  323    $  213
  Nonvested benefit obligation                        24        16
  Accumulated benefit obligation (ABO)               347       229
  Estimated effect of future salary increases         33        35
  Projected benefit obligation (PBO)                 380       264
Plan assets at fair value (primarily
  equity and fixed income securities)                409       290
Plan assets in excess of PBO                          29        26
Unrecognized obligation                                1         1
Unrecognized gain                                    (32)      (30)
Unrecognized prior service cost                        2         3
Accrued pension cost                              $    0     $   0
Plan assets in excess of ABO                      $   62     $  61

NONQUALIFIED PLANS (UNFUNDED)
(MILLIONS)                                          1996      1995
Actuarial Present Value of Benefit Obligations:
  Vested benefit obligation                       $   59     $  47
  Nonvested benefit obligation                        13        13
  Accumulated benefit obligation (ABO)                72        60
  Estimated effect of future salary increases         18        14
  Projected benefit obligation (PBO)                  90        74
Plan assets at fair value                              0         0
Plan assets less than PBO                            (90)      (74)
Unrecognized obligation                                2         2
Unrecognized loss                                      3         3
Unrecognized prior service cost                       13        18
Accrued pension cost                              $  (72)    $ (51)
Plan assets less than ABO                         $  (72)    $ (60)

The accrued pension cost is included in other liabilities on the accompanying balance sheet. Accrued pension cost principally represents amounts expensed but not yet contributed to the nonqualified supplementary retirement plans.

COMPONENTS OF PENSION EXPENSE (ALL PLANS)
(MILLIONS)                         1996     1995       1994
  Service cost                      $27      $21        $22
  Interest on PBO                    24       22         19
  Actual return on assets           (30)     (61)         6
  Net amortization and deferral      10       46        (19)
Total                               $31      $28        $28

ACTUARIAL ASSUMPTIONS
                                                  JANUARY 1,
                                   1997     1996       1995
Discount rate                      7.5 %    7.0 %      8.0 %
Expected return on plan assets     7.75     7.25       8.25
Salary increase                    4.5      4.0        5.0

At the end of 1996, the discount rate was increased as a result of a general increase in interest rates during the year.

DEFINITIONS OF TERMS:
ABO is the actuarial present value of benefits (both vested and nonvested) attributed by the pension benefit formula to prior associate service; it is based on current and past compensation levels.

PBO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service; it takes into consideration future salary increases.

Accrued pension cost is the balance sheet accrued expense not yet paid to a plan.

Net amortization and deferral represents the net effect during the period of the delayed recognition provisions of SFAS No. 87.

Another important element in the retirement programs for associates is the federal Social Security system, into which the company paid $135 million in 1996 as its matching contribution to the $135 million paid in by associates.

The company maintains a postretirement benefit plan for certain associates. Benefits vary by the group of associates covered. They include fixed or variable benefits for life and/or health insurance. At the end of 1996, the company increased the discount rate assumption from 7.0% to 7.5%, which resulted in a $2 million decrease in the present value of future obligations.

As of February 1, 1997, the company's estimated present value of future obligations for postretirement benefits of $41 million is fully accrued in accordance with SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." The estimated future obligations are based upon assumed annual health care cost increases of 11% for 1997, decreasing by 1% annually to 7% for 2001 and future years. A one-percentage-point increase/ decrease in the assumed annual health care cost increases would increase/decrease the present value of estimated future obligations for postretirement benefits by $1 million. The postretirement plan is unfunded. The postretirement expense was $3 million, $2 million, and $3 million in 1996, 1995, and 1994, respectively.

TAXES
The provision for income taxes and related percent of pretax earnings for the last three years were as follows:

                               1996            1995           1994
(DOLLARS IN MILLIONS)       $     %         $     %        $     %
Federal                  $344            $343           $331
State and local            69              70             72
Taxes currently payable   413  33.6%      413  35.7%     403  37.3%
Federal                    58              40             22
State and local            12               7              4
Deferred taxes             70   5.7        47   4.0       26   2.4
Total                    $483  39.3%     $460  39.7%    $429  39.7%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

                                          1996     1995     1994
Statutory federal income tax rate         35.0%    35.0%    35.0%
State and local income taxes               6.6      6.7      7.2
Federal tax benefit of state
  and local income taxes                  (2.3)    (2.3)    (2.5)
Other, net                                   -      0.3        -
Effective income tax rate                 39.3%    39.7%    39.7%

Major components of deferred tax assets and (liabilities) were as follows:
                                    FEBRUARY 1,     FEBRUARY 3,
(MILLIONS)                                1997            1996
Accrued expenses and reserves            $ 130           $ 132
Deferred and other compensation            103             104
Depreciation/amortization
  and basis differences                   (407)           (323)
Other deferred income
  tax liabilities, net                    (155)           (173)
Net deferred income taxes                 (329)           (260)
Less: Net current deferred
  income tax assets                         72             118
Noncurrent deferred income taxes         $(401)          $(378)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

ACCOUNTS RECEIVABLE
During 1996, credit sales under department store credit programs were $6.0 billion, or 50.0% of 1996 department store revenues; this compares with 54.5% in 1995 and 57.3% in 1994. An estimated 30 million customers hold credit cards under the company's various credit programs. Sales made through third-party credit cards totaled $3.0 billion in 1996, compared with $2.4 billion in 1995 and $1.8 billion in 1994.

Net accounts receivable consisted of:

                                        FEBRUARY 1,     FEBRUARY 3,
(MILLIONS)                                    1997            1996
Customer accounts receivable                $2,410          $2,377
Other accounts receivable                      119             101
Total accounts receivable                    2,529           2,478
Allowance for uncollectible accounts          (104)            (75)
Accounts receivable, net                    $2,425          $2,403

OTHER CURRENT ASSETS
In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories of $56 million and $51 million in 1996 and 1995, respectively.

OTHER ASSETS
Major components of other assets included:

                                    FEBRUARY 1,     FEBRUARY 3,
(MILLIONS)                                1997            1996
Notes receivable                           $32             $37
Deferred debt expense                       31              26

ACCRUED EXPENSES
Major components of accrued expenses included:

                                    FEBRUARY 1,     FEBRUARY 3,
(MILLIONS)                                1997            1996
Insurance costs                           $197            $185
Salaries, wages, and employee benefits     105              89
Interest and rent expense                   94              79
Sales and use and other taxes               91              96
Store closings and real estate-related      51              71
Advertising and other operating expenses    51              53
Construction costs                          44              43

SHORT-TERM DEBT AND LINES OF CREDIT
Short-term borrowings for the last three years were:

(DOLLARS IN MILLIONS)                    1996       1995      1994
Balance outstanding at year-end             -          -         -
Average balance outstanding             $  35      $  75     $  83
Average interest rate on average balance  5.7%       6.2%      5.0%
Maximum balance outstanding              $178       $246      $317

The average balance of short-term borrowings outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term borrowings were outstanding during the year. The company has $750 million available under a credit agreement. At February 1, 1997, there were no amounts outstanding under this agreement.

LONG-TERM DEBT
Long-term debt and capital lease obligations were:

                                          FEBRUARY 1,   FEBRUARY 3,
(DOLLARS IN MILLIONS)                           1997          1996
5.7% to 10.75% unsecured notes and
  sinking-fund debentures due 1997 - 2036     $3,981        $3,341
3.0% to 10.0% mortgage notes
  and bonds due 1997 - 2012                       66            65
Debt                                           4,047         3,406
Capital lease obligations                         58            59
Total debt and capital lease obligations       4,105         3,465
Less current maturities                          256           132
Total long-term                               $3,849        $3,333

In the second quarter of 1996, the company issued $200 million of 8.30% debentures due in 2026. During the 1996 third quarter, the company issued a total of $475 million in debt securities which comprised $200 million of 7.875% debentures due in 2036, $150 million of 7.45% debentures due in 2011, and $125 million of 7.45% debentures due in 2016. During the 1996 fourth quarter, the company issued $125 million of 6.875% debentures due in 2005. The proceeds from these issuances were added to the company's general funds. They were available for capital expenditures, working-capital needs, stock repurchases, the purchase of certain of the company's other indebtedness, and other general corporate purposes, including investments and acquisitions.

During the 1996 fourth quarter, the company called $150 million of 9.125% debentures due to mature December 1, 2016, and recorded an extraordinary aftertax loss of $5 million ($8 million pretax).

During the 1995 fourth quarter, the company recorded an extraordinary aftertax loss of $3 million ($5 million pretax), as it executed a binding contract to call $112 million of 9.25% debentures due to mature March 1, 2016. The debentures were called on March 1, 1996.

The annual maturities of long-term debt, including sinking fund requirements, are $255 million, $237 million, $97 million, $250 million, and $83 million for 1997 through 2001, respectively.

The net book value of property and equipment encumbered under long-term debt agreements was $107 million at February 1, 1997.

LEASE OBLIGATIONS
The company owns approximately 74% of its stores. Rental expense for the company's operating leases consisted of:

(MILLIONS)                               1996     1995     1994
Minimum rentals                           $45      $38      $38
Contingent rentals based on sales          17       15       14
Real property rentals                      62       53       52
Equipment rentals                           4        4        5
Total                                     $66      $57      $57

Future minimum lease payments at February 1, 1997, were as follows:

                                    CAPITAL    OPERATING
(MILLIONS)                           LEASES       LEASES    TOTAL
1997                                   $  8         $ 44     $ 52
1998                                      8           40       48
1999                                      7           35       42
2000                                      7           32       39
2001                                      7           29       36
After 2001                              115          297      412
Minimum lease payments                  152         $477     $629
Less imputed interest component          94
Present value of net minimum lease
  payments, of which $1 million is
  included in current liabilities      $ 58

The present value of operating leases was $242 million at February
1, 1997.

Property under capital leases is summarized as follows:

                                  FEBRUARY 1,   FEBRUARY 3,
(MILLIONS)                              1997          1996
Cost                                    $ 68          $ 75
Accumulated amortization                 (34)          (39)
Total                                   $ 34          $ 36

OTHER LIABILITIES
In addition to accrued pension cost, other liabilities principally consisted of deferred compensation liabilities of $151 million at February 1, 1997, and at February 3, 1996. Under the company's deferred compensation plan, eligible associates may elect to defer a portion of their compensation each year into cash and/or stock unit alternatives. The company makes payments in shares to settle obligations with most participants who defer in stock units, and maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

PREFERRED AND PREFERENCE STOCK
The company is authorized to issue 25,134,474 shares of preferred and preference stock. The following table summarizes the authorized, issued, and outstanding shares by type:

                                                         ISSUED AND OUTSTANDING
                                                  FEBRUARY 1,        FEBRUARY 3,
                                                        1997               1996
(DOLLARS IN MILLIONS,                SHARES
 EXCEPT PER SHARE)               AUTHORIZED     $     SHARES        $    SHARES
Preferred Stock, no par value        51,323    $ -         -      $ 1    11,974
$1.80 Preference Stock,
  no par value                       73,273      -         -        1    26,653
3-3/4 % Cumulative Preference
  Stock, $100 par value per share     9,878      -         -        -         -
Preference Stock, $.50 par value
  per share, in the aggregate,
  including ESOP shares          25,000,000   $347   685,050     $366   722,111

The Preferred Stock and the $1.80 Preference Stock were included in other liabilities in 1995. The ESOP Preference Shares are shown separately in the consolidated balance sheet outside of shareowners' equity as the shares are redeemable by the holder or the company in certain situations.

COMMON STOCK REPURCHASE PROGRAM
During 1996, the company repurchased $600 million of its common stock (12.7 million shares) in the open market from time to time as market conditions allowed.

In addition, on February 12, 1997, the company announced plans to repurchase up to $300 million of May common stock. Such purchases, which will be made in the open market from time to time as market conditions allow, are subject to Securities and Exchange Commission rules and regulations.

STOCK OPTION AND STOCK-RELATED PLANS
Under the company's common stock option plans, options are granted at the market price on the date of grant. Options to purchase may extend for a period of up to 10 years, may be exercised in installments only after stated intervals of time, and are conditional upon continued active employment with the company. The options may be exercised during certain periods following retirement, disability or death.

During 1996, the number of stock options and option prices were adjusted proportionally to reflect the distribution of Payless common shares to May common shareowners. For comparability with 1996, option information for 1995 is presented on an adjusted basis.

A summary of the status of the various stock option plans at the end of 1996 and 1995, and the changes within years is presented below:

                                        1996                       1995
                           RANGE OF  AVERAGE          RANGE OF  AVERAGE
(SHARES IN                 EXERCISE EXERCISE          EXERCISE EXERCISE
THOUSANDS)          SHARES   PRICES    PRICE   SHARES   PRICES    PRICE
Outstanding at
  beginning of year  5,687   $11-40     $32     5,874   $11-40     $29
Granted              2,583    43-49      45     1,704    33-40      34
Exercised           (1,042)   11-40      28    (1,567)   12-38      24
Forfeited or expired  (507)   25-45      36      (324)   19-40      33
Outstanding at
  end of year        6,721   $11-49     $37     5,687   $11-40     $32
Exercisable at
  end of year        2,186   $11-40     $31     1,929   $11-40     $29
Shares available for
  additional grants  9,349                     11,535
Fair value of
  options granted                       $17                        $12

The following table summarizes information about stock options outstanding at February 1, 1997:

             OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                         AVERAGE
RANGE OF NUMBER REMAINING AVERAGE NUMBER AVERAGE EXERCISE OUTSTANDING CONTRACTUAL EXERCISE EXERCISABLE EXERCISE
  PRICES   AT FEB. 1        LIFE     PRICES   AT FEB. 1     LIFE
  $   11           4           4        $11           4        4
   19-27         833           5         25         723        5
   28-40       3,378           7         34       1,411        7
   43-49       2,506           9         46          48        9
               6,721           8        $31       2,186        6


Under the 1994 Stock Incentive Plan, the company is authorized to grant a maximum of 1.75 million shares of restricted stock to management associates. No monetary consideration is paid by associates who receive restricted stock. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to 10years, as determined at the date of the grant. In 1996 and 1995, the company granted 257,790 and 274,750 shares of restricted stock, respectively, under the 1994 Stock Incentive Plan.

The company's plans are accounted for by applying APB Opinion No.
25. For stock options, no compensation cost has been recognized because the option exercise price is fixed at the market price on the date of grant. For restricted stock grants, compensation expense is based upon the grant date market price and is recorded over the lapsing period. For performance-based restricted stock, compensation expense is recorded over the performance period based on estimates of performance levels and the issuance-date market price.

In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. SFAS No. 123 provides an alternative method of accounting for stock-based compensation. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the company's net earnings and net earnings per share would have been as follows:
                                              1996           1995
Net earnings from continuing operations:
  As reported                                $ 749          $ 700
  Pro forma                                    740            697
Primary EPS from continuing operations:
  As reported                                $2.94          $2.73
  Pro forma                                   2.91           2.72
Fully diluted EPS from continuing operations:
  As reported                                $2.82          $2.61
  Pro forma                                   2.79           2.60

The option expense is estimated on the date of grant (for 1995 or later grants) using the Black-Scholes option pricing model. The option expense is recognized (on a pro forma basis) as the options vest. As the option expense only measures 1995 or later grants, the pro forma impact above may not be representative of future years. The respective 1996 and 1995 Black-Scholes assumptions include 6.8% and 6.4% risk-free interest rates, $1.16 and $1.14 expected dividend yields, 10-year lives, and 25.1% and 23.0% expected volatility.

SHAREOWNER RIGHTS PLAN
The company has a Shareowner Rights Plan (Preferred Stock Purchase Rights) under which a right is attached to each share of the company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or by affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock, or shares of common stock of the acquiring person. The rights will remain in existence until August 31, 2004, unless they are terminated, extended, exercised or redeemed.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table presents the carrying amounts and fair values of the company's financial instruments at February 1, 1997, and February 3, 1996. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
                                   1996                   1995
                      CARRYING     FAIR      CARRYING     FAIR
(MILLIONS)              AMOUNT    VALUE        AMOUNT    VALUE
Accounts receivable     $2,425   $2,425        $2,403   $2,403
Long-term debt           4,047    4,381         3,406    3,977

The carrying amounts shown in the table are included in the consolidated balance sheet under the indicated captions.

The decrease in the spread between the fair value and carrying amount of long-term debt in 1996 compared with 1995 was due to higher interest rates at the end of 1996. The fair value was determined with the use of borrowing rates currently available for debt instruments with similar remaining terms and maturities.

DISCONTINUED OPERATION
On January 17, 1996, the company announced its intention to spin off Payless, its chain of self-service family shoe stores. The spin-off was completed effective May 4, 1996, as a tax-free distribution to shareowners. The company's financial statements presented herein have been restated to reflect Payless as a discontinued operation.

Payless revenues were $601 million, $2,330 million, and $2,116 million for 1996, 1995, and 1994, respectively. The reported net earnings from the discontinued operation are net of $16 million, $36 million, and $86 million in income tax expense for 1996, 1995, and 1994, respectively.

In 1995, Payless recorded a pretax special and nonrecurring charge of $72 million, related primarily to store closings. Payless's 1995 net earnings before special and nonrecurring items would have been $99 million, or $.37 per fully diluted share.

[The following "Eleven Year Financial Summary" section is a reproduction of the same named section included in the paper format Annual Report on pages 28 - 29.]


Eleven-Year Financial Summary

(DOLLARS IN MILLIONS, EXCEPT PER SHARE)     1996     1995     1994    1993    1992     1991    1990    1989    1988    1987    1986

Net Retail Sales                         $11,650  $10,484  $ 9,748  $9,010  $8,405   $7,862  $7,491  $7,026  $6,175  $4,744  $4,343
OPERATIONS
Revenues                                 $12,000  $10,952  $10,107  $9,562  $9,362   $9,068  $8,700  $8,356  $7,742  $6,415  $6,503
Cost of sales                              8,226    7,461    6,879   6,537   6,459    6,275   6,047   5,734   5,348   4,492   4,625
Selling, general, and
  administrative expenses                  2,265    2,081    1,916   1,824   1,859    1,861   1,772   1,735   1,645   1,325   1,353
Interest expense, net                        277      250      233     244     279      315     278     231     196      77      90
Earnings from continuing operations
  before income taxes                      1,232    1,160    1,079     957     579*     617     603     656     553     521     435
Provision for income taxes                   483      460      429     379     107*     213     199     231     191     203     171

NET EARNINGS FROM
  CONTINUING OPERATIONS                      749      700      650     578     472      404     404     425     362     318     264

LIFO charge (credit)                         (20)     (53)     (46)      7      10       26      39     (22)     (3)      8       4
Net earnings                                 755      752      782     711     603      515     500     498     534     444     381
Depreciation and amortization                373      333      297     281     283      273     253     234     236     187     189
Cash flow from operations 1                1,122    1,033      947     859     755      677     657     659     599     505     454
Net issuances (repayments)
  of long-term debt 2                        412      444      118    (190)   (248)     313     590     169     891     (61)    159
Capital expenditures                         632      801      682     560     284      366     466     470     292     353     374
Dividends on common stock                    287      278      251     223     204      198     191     186     184     170     131

PER SHARE
NET EARNINGS FROM
  CONTINUING OPERATIONS 3                $  2.82  $  2.61   $ 2.43  $ 2.15  $ 1.76   $ 1.52  $ 1.51  $ 1.50  $ 1.23  $ 1.03  $  .83
Net earnings 3,4                            2.84     2.81     2.92    2.65    2.26     1.93    1.87    1.76    1.81    1.44    1.20
Dividends paid                              1.16     1.12     1.01     .90     .83      .81     .77     .69     .62     .56     .51
Annual dividend rate at year-end            1.16     1.14     1.04     .92     .83      .81     .79     .71     .64     .57     .52
Book value                                 15.41    18.42    16.65   14.65   12.82    11.26   10.04    9.32   10.75    9.13    8.50
Market price - high                        52.25    46.25    45.13   46.50   37.25    30.19   29.56   26.31   20.00   25.44   22.06
Market price - low                         40.50    33.50    32.25   33.44   26.00    22.63   18.69   17.31   14.38   11.13   15.94
Market price - average of high and low     46.38    39.88    38.69   39.97   31.63    26.41   24.13   21.81   17.19   18.28   19.00

FINANCIAL POSITION
Customer accounts receivable             $ 2,410  $ 2,377  $ 2,418  $2,367  $2,373   $2,377  $2,456  $2,223  $2,099  $1,590  $1,516
Merchandise inventories                    2,380    2,134    1,813   1,647   1,476    1,436   1,375   1,278   1,141     880     848
Working capital                            3,112    3,495    3,029   2,921   2,691    3,051   2,635   2,059   2,093   1,821   1,921
Property and equipment, net                4,159    3,744    3,275   2,977   2,774    2,808   2,728   2,446   2,285   1,830   1,745
Long-term debt, preferred, and
   preference stock                        4,196    3,701    3,240   3,192   3,256    4,299   3,948   3,387   2,384   1,048   1,131
Shareowners' equity                        3,650    4,585    4,135   3,639   3,181    2,781   2,467   2,319   3,050   2,723   2,595
Total assets                              10,059   10,122    9,237   8,614   8,376    8,566   8,083   7,570   7,374   5,464   5,629

STATISTICS
Percent of revenues:
Net earnings from continuing operations      6.2%     6.4%     6.4%    6.0%    5.0%     4.5%    4.6%    5.1%    4.7%    5.0%    4.1%
Cash flow from operations 1                  9.3      9.4      9.4     9.0     8.1      7.5     7.6     7.9     7.7     7.9     7.0
Return on equity                            19.4     20.8     21.3    22.1    21.5     20.7    21.8    18.0    18.6    17.0    15.7
Return on net assets                        18.8     20.1     20.1    19.0    15.4**   14.5    15.8    16.9    16.2    15.7    15.4

STORES OPEN AT YEAR-END                      365      346      314     301     303      318     324     288     297     258     286
AVERAGE SHARES OUTSTANDING
  AND EQUIVALENTS
Primary                                    248.7    249.9    249.6   249.9   248.8    248.0   249.0   267.2   294.8   306.3   313.1
Fully diluted                              264.1    265.3    264.9   265.5   265.3    264.2   264.8   280.0   295.4   306.3   314.9

 All years included 52 weeks, except 1995 and 1989, which included 53 weeks. Net retail sales for 1995 and 1989 are shown on a 52-week basis for comparability.

 1 Cash flow from operations represents net earnings and depreciation/amortization from continuing operations. It is different from cash flow from operating activities as shown on the statement of cash flows.

 2 Net issuances (repayments) of long-term debt exclude the elimination of $618 million of MCAC loans in 1992 and $400 million of guaranteed ESOP debt in 1989.

 3 Represents earnings per share on a fully diluted basis.

 4 Primary earnings per share were $.13 higher in 1996, $.13 higher in 1995, $.14 higher in 1994, $.12 higher in 1993, $.09 higher in
   1992, $.08 higher in 1991, $.07 higher in 1990, $.05 higher in
   1989, and $.01 higher in each of 1988 and 1986.

 * Pretax earnings include a net charge of $187 million from special and nonrecurring items, and income taxes include a tax benefit of $187 million from special and nonrecurring items.

** Based on pretax earnings before special and nonrecurring items.


Management's Responsibility and Report of Independent Public
Accountants

REPORT OF MANAGEMENT. Management is responsible for the preparation, integrity, and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside the company, actual results could differ from those estimates.

Management has established and maintains an internal control structure to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements, and that such financial statements are not misstated due to material fraud or error. Internal controls include the careful selection of associates, the proper segregation of duties, and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this structure is a comprehensive internal audit program. Management continually reviews, modifies, and improves its systems of accounting and controls in response to changes in business conditions and operations, and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the company's policies on business conduct, which are publicized throughout the company.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. The Board of Directors, through the activities of its Audit Committee, participates in the reporting of financial information by the company. The committee meets regularly with management, the internal auditors, and the independent public accountants. The committee met four times during 1996. It reviewed the scope, timing, and fees for the annual audit and the results of audit examinations completed by the internal auditors and independent public accountants. The audit results included recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors. They attend each meeting of the committee.

The members of the Audit Committee are Russell E. Palmer
(chairman), Helene L. Kaplan, Edward H. Meyer, Michael R. Quinlan, William P. Stiritz, Robert D. Storey, and Murray L. Weidenbaum.

The Audit Committee reports the results of its activities to the full Board of Directors.

[The following "Report of Independent Public Accountants" section is a reproduction of the same named section of the paper format Annual Report on page 30.]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.
To the Board of Directors and Shareowners of The May Department
Stores Company:

We have audited the accompanying consolidated balance sheet of The May Department Stores Company (a Delaware corporation) and subsidiaries as of February 1, 1997, and February 3, 1996, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of February 1, 1997, and February 3, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri  63101-2089
February 12, 1997