Form 10-K405, Exhibit 13
period 1998-01-31
MAY DEPARTMENT STORES CO
filed 1998-04-22
CIK 63416

EXHIBIT 13

[The following "Management's Discussion and Analysis" section is a reproduction of the same named section included in the paper format Annual Report on pages 12 - 16.]

Management's Discussion and Analysis

May achieved its 23rd consecutive year of record sales and earnings per share from continuing operations. Our five-year earnings per share compound growth rate of 12.1% is among the best in the retail industry.

Sales were $12.4 billion, an increase of 7.0% over 1996 sales of $11.5 billion. The increase reflects the benefit of new-store openings, the full-year impact of 1996 store openings, and an increase in store-for-store sales of 3.6%. Store-for-store sales increases for the first through fourth quarters in 1997 were 1.9%, 4.7%, 3.1%, and 4.2%, respectively.

Our 1997 diluted earnings per share from continuing operations increased 10.3% to $3.11 from last year's $2.82. Net earnings from continuing operations totaled $779 million, compared with $749 million last year. Return on revenues was 6.1% versus 6.2% in 1996. Return on beginning equity increased to 21.2% from 19.4% in 1996, and return on net assets was 18.5%, compared with 18.8% in 1996.

We opened 11 department stores during 1997, adding 1.9 million square feet of retail space. Five were Lord & Taylor stores, in Wayne, N.J., Newark, Del., Harrisburg, Pa., Philadelphia, Pa., and Denver, Colo. Hecht's opened two Strawbridge's stores, in Springfield, Pa., and Dover, Del. Foley's opened two stores, in Denver, Colo., and McAllen, Texas. Filene's opened two stores, in Waterbury, Conn., and Auburn, Mass.

In addition, we remodeled 26 department stores in 1997, totaling
2.2 million retail square feet, which included the expansion of 11 stores by 351,000 square feet. At fiscal year-end, May operated 369 department stores in 30 states and the District of Columbia.

During 1997, the company completed a $300 million stock repurchase program totaling 6.4 million shares. This program was funded with cash flow from operations. The 1997 buyback was in addition to a $600 million 1996 stock repurchase program totaling 12.7 million shares. In February 1998, the company announced additional plans to repurchase up to $650 million of May shares.



Our expansion program for 1998 includes 20 new department stores, totaling 2.8 million square feet of retail space. In addition, the company plans to remodel 22 department stores totaling 1.7 million square feet of retail space, which includes the expansion of seven stores by a total of 224,000 square feet.

The new-store plan for 1998 through 2002 would add 100 new department stores totaling 16 million retail square feet, a 4% annualized increase, net of closings. During this five-year period, May plans to invest $1.8 billion for new stores, $600 million to expand and remodel existing stores, and $350 million related to systems and operations. These are the major components of our $3.6 billion capital plan.

The remainder of Management's Discussion and Analysis reflects data on a continuing operations basis.

                                 1997    1996    1995   1994   1993   1992   1991   1990   1989   1988   1987
Net retail sales(in millions) $12,352 $11,546 $10,402 $9,688 $8,945 $8,334 $7,785 $7,420 $6,951 $6,103 $4,681



                        1997   1996   1995   1994   1993   1992   1991   1990   1989   1988   1987
Earnings per share     $3.11  $2.82  $2.61  $2.43  $2.15  $1.76  $1.52  $1.51  $1.50  $1.23  $1.03

Year-end dividend rate
per common share       $1.20  $1.16  $1.14  $1.04  $0.92  $0.83  $0.81  $0.79  $0.71  $0.64  $0.57



                       1997   1996   1995   1994   1993   1992   1991   1990   1989   1988   1987
Return on net assets   18.5%  18.8%  20.1%  20.1%  19.0%  15.4%  14.5%  15.8%  16.9%  16.2%  15.7%



                       1997  1996  1995  1994  1993  1992  1991  1990  1989  1988  1987
Sales per square foot  $204  $201  $201  $200  $191  $179  $171  $172  $168  $158  $143


Review of Operations

Diluted earnings per share reached $3.11 in 1997, compared with $2.82 in 1996 and $2.61 in 1995. Net earnings totaled $779 million in 1997, compared with $749 million in 1996 and $700 million in 1995. The 1997 and 1996 diluted earnings per share growth rates were 10.3% and 8.0%, respectively. Net earnings growth rates were lower due to $900 million of stock repurchases completed in 1996 and 1997. Return on revenues was 6.1% in 1997, compared with 6.2% in 1996 and 6.4% in 1995.


Results for the past three years were as follows:

                                      1997              1996              1995
(dollars in millions,           Percent of        Percent of        Percent of
     except per share)       $    Revenues     $    Revenues     $    Revenues

Net Retail Sales           $12,352           $11,546           $10,402

Revenues                   $12,685   100.0%  $12,000   100.0%  $10,952   100.0%

Cost of sales                8,732    68.8     8,226    68.5     7,461    68.1
Selling, general, and
  administrative expenses    2,375    18.7     2,265    18.9     2,081    19.0
Interest expense, net          299     2.4       277     2.3       250     2.3

Earnings before
  income taxes               1,279    10.1     1,232    10.3     1,160    10.6
Provision for income taxes*    500    39.1       483    39.3       460    39.7

Net Earnings               $   779     6.1%  $   749     6.2%  $   700     6.4%

Diluted Earnings per Share $  3.11           $  2.82           $  2.61

*Percent of revenues columns represent effective income tax rates.


Fiscal 1995 included 53 weeks; however, the additional week did not materially affect 1995 earnings. The 1995 net retail sales information in this Review of Operations is presented on a 52-week basis for comparability.




Earnings before interest and taxes (EBIT) for the past three years were as follows:
                                                        Increase
(dollars in millions)   1997      1996      1995     1997   1996

Operating earnings    $1,578    $1,509    $1,410      4.6%   7.0%
Percent of revenues     12.5%     12.6%     12.9%

EBIT presented above includes a LIFO (last-in, first out) credit of $5 million, $20 million, and $53 million in 1997, 1996, and 1995, respectively.

EBIT, excluding LIFO, is presented below on a supplementary basis for comparative purposes:

                                                         Increase
(dollars in millions)      1997     1996     1995     1997   1996

Operating earnings       $1,573   $1,489   $1,357      5.7%   9.6%
Percent of revenues        12.4%    12.4%    12.4%


May's 369 quality department stores are operated by eight regional department store companies across the United States under 10 long-standing and widely recognized names. Each store company holds a leading market position in its region.

The table below summarizes net retail sales, sales per square foot, gross retail square footage, and number of stores for each store company:

                                      Net Retail                      Gross Retail
                               Sales in Millions      Sales per     Square Footage
Store Company                         of Dollars    Square Foot       in Thousands           Number of Stores
and Headquarters                   1997     1996     1997  1996      1997     1996    1997   New Closed    1996

Lord & Taylor, New York City    $ 1,875  $ 1,718     $243  $241    8,208     7,473      63     5      1      59
Hecht's, Washington, D.C.
  (Strawbridge's in Philadelphia) 2,333    2,113      195   193   12,318    12,787      71     2      2      71
Foley's, Houston                  1,888    1,749      186   180   10,647    10,200      55     2      -      53
Robinsons-May, Los Angeles        1,862    1,779      189   185   10,140    10,211      55     -      1      56
Kaufmann's, Pittsburgh            1,489    1,444      193   191    7,961     7,968      47     -      -      47
Filene's, Boston                  1,450    1,347      236   232    6,394     6,255      40     2      2      40
Famous-Barr, St. Louis
  (L.S. Ayres in Indianapolis)    1,060    1,011      202   201    5,408     5,454      30     -      1      31
Meier & Frank, Portland, Ore.       395      385      229   225    1,768     1,768       8     -      -       8
The May Department
  Stores Company                $12,352  $11,546     $204  $201   62,844    62,116     369    11      7     365

Net retail sales represent sales of stores open at the end of 1997.
Sales per square foot are calculated from revenues and average gross retail square footage.
Gross retail square footage represents square footage of stores open at the end of the period presented.


Net Retail Sales
Net retail sales (see page 21 for definition) increases for 1997 and 1996 were as follows:

                  1997 vs. 1996      1996 vs. 1995     Five-year
                     Store-for-         Store-for-      Compound
               Total      Store   Total      Store   Growth Rate

                 7.0%       3.6%   11.0%       4.3%          8.2%


The total sales increase for 1997 reflects the opening of four net new department stores, the full-year impact of 1996 store openings, and a 3.6% store-for-store increase. The total sales increase for 1996 includes the results of 19 net new department stores, the full-year impact of 1995 store openings, and a 4.3% store-for-store increase.

Sales include leased and licensed department sales of $353 million, $326 million, and $293 million in 1997, 1996, and 1995, respectively. Revenues include finance charge revenues of $319 million, $338 million, and $340 million in 1997, 1996, and 1995, respectively. Finance charge revenues have decreased due to increased use of third-party credit cards.

Cost of Sales
Cost of sales includes cost of merchandise sold and buying and occupancy costs. Cost of sales was $8.73 billion in 1997, compared with $8.23 billion in 1996, a 6.2% increase. The overall increase resulted from a 7.0% increase in sales. As a percent of revenues, cost of sales increased 0.3% from 68.5% in 1996 to 68.8% in 1997. Approximately 0.2% of this increase relates to the finance charge component of revenues decreasing 5.7% with no corresponding decrease in cost of sales. The remaining increase was caused by the decrease in the LIFO credit.


Cost of sales was $8.23 billion in 1996, compared with $7.46 billion in 1995, a 10.2% increase. The overall increase resulted from a 9.9% increase in sales (52 weeks in 1996 versus 53 weeks in 1995). As a percent of revenues, cost of sales increased 0.4% from 68.1% in 1995 to 68.5% in 1996. This increase was caused primarily by the decrease in the LIFO credit.

The impact of LIFO on cost of sales, as a percent of revenues, is shown below:

                             1997           1996           1995
Cost of sales                68.8%          68.5%          68.1%

LIFO credit                  (0.1)          (0.2)          (0.5)
Cost of sales before LIFO    68.9%          68.7%          68.6%


Selling, General, and Administrative Expenses
Selling, general, and administrative expenses were $2.38 billion in 1997, compared with $2.27 billion in 1996, a 4.8% increase. The overall increase was due to a 7.0% increase in sales. As a percent of revenues, selling, general, and administrative expenses decreased 0.2% to 18.7% in 1997, compared with 18.9% in 1996, due to a decrease in credit expense that was partially offset by higher payroll costs.

Selling, general, and administrative expenses were $2.27 billion in 1996, compared with $2.08 billion in 1995, an 8.9% increase. The overall increase was due to a 9.9% increase in sales. As a percent of revenues, selling, general, and administrative expenses decreased 0.1% to 18.9% in 1996, compared with 19.0% in 1995, due to an increase in credit expense that was offset by efficiencies across the other selling, general, and administrative expense components.

Selling, general, and administrative expenses include advertising and sales promotion costs of $463 million, $439 million, and $404 million in 1997, 1996, and 1995, respectively.

Interest Expense
Interest expense components were:

(dollars in millions)       1997            1996            1995

Interest expense            $324            $310            $283
Interest income              (11)            (16)            (14)
Capitalized interest         (14)            (17)            (19)
Interest expense, net       $299            $277            $250
Percent of revenues          2.4%            2.3%            2.3%


The increase in 1997 net interest expense was due to increased average debt balances related to 1996 borrowings to finance the company's 1996 common stock purchases, including the purchase of the number of shares issued to acquire certain assets of Strawbridge & Clothier and debt assumed in the Strawbridge & Clothier transaction.

The increase in 1996 net interest expense from 1995 was due to increased average borrowings both to finance store growth, including the acquisition of certain assets of Strawbridge & Clothier, and to finance the company's common stock repurchases.

Income Taxes
The effective income tax rates were 39.1%, 39.3%, and 39.7% in 1997, 1996, and 1995, respectively. The 1997 effective income tax rate was lower than the 1996 rate as the company realized a full-year benefit from our 1996 second-quarter reincorporation in the state of Delaware.

Impact of Inflation
Inflation has not had a material impact on the company's 1997 sales growth and earnings. The company values its inventory on a LIFO basis, and as a result, the current cost of merchandise is reflected in current operating results.

Year 2000
In 1996, the company began preparing its computer systems and applications for the year 2000, and anticipates that all significant programming efforts and related testing will be complete by December 1998. These programming and testing costs are not expected to be material.

Primary merchandise vendors and other third parties have assured the company that they are implementing programs to ensure their systems are year 2000 compliant.

Discontinued Operation
Effective May 4, 1996, the company spun off Payless ShoeSource,
Inc. (Payless) as a tax-free distribution to shareowners.

Review of Financial Condition

We continue to meet our objective of generating superior shareowner returns while maintaining access to capital at reasonable costs.

Return on Equity
Return on equity is our principal measure for evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Our objective is performance that places our return on equity in the top quartile of the retail industry. Return on beginning equity was 21.2% in 1997, compared with 19.4% in 1996, and 20.8% in 1995. The 1997 increase results from the 1996 share repurchase.



Return on Net Assets
Return on net assets measures performance independent of capital structure. Return on net assets represents pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year net assets (including present value of operating leases). Return on net assets was 18.5% in 1997, compared with 18.8% in 1996 and 20.1% in 1995.

Cash Flow
Cash flow from operations (net earnings plus depreciation/amortization) was $1.2 billion. This was 9.4% of revenues in 1997, compared with 9.3% in 1996 and 9.4% in 1995. The company's cash flow as a percent of revenues continues to be one of the highest in the retail industry, and provides the company with significant resources to enhance shareowners' value.

Sources and (uses) of cash flows are summarized below:

(dollars in millions)                      1997     1996     1995

Net earnings and
  depreciation/amortization              $1,191   $1,123   $1,033
Working capital (increases) decreases       265      142     (330)
Discontinued operation                        -      (13)      97
Other operating activities                   70        7       48
Capital expenditures and other
  investing activities                     (463)    (603)    (871)
Net long-term debt issuances (repayments)  (340)     412      444
Net purchases of common stock              (329)    (820)     (14)
Dividend payments                          (297)    (305)    (296)
Increase (decrease) in cash
  and cash equivalents                   $   97   $  (57)  $  111

See "Consolidated Statement of Cash Flows" on page 19.



                                 1997    1996    1995  1994  1993  1992  1991  1990  1989  1988  1987
Cash flow (in millions)        $1,191  $1,123  $1,033  $947  $859  $755  $677  $657  $659  $599  $505
Depreciation and amortization  $  412  $  374  $  333  $297  $281  $283  $273  $253  $234  $236  $187
Net earnings                   $  779  $  749  $  700  $650  $578  $472  $404  $404  $425  $362  $318



                               1997    1996    1995    1994    1993    1992    1991    1990    1989    1988    1987
Book value per common share  $16.49  $15.41  $18.42  $16.65  $14.65  $12.82  $11.26  $10.04  $ 9.32  $10.75  $ 9.13



                             1997   1996   1995   1994   1993   1992   1991   1990   1989   1988   1987
Return on beginning equity   21.2%  19.4%  20.8%  21.3%  22.1%  21.5%  20.7%  21.8%  18.0%  18.6%  17.0%


                               1997    1996    1995    1994    1993    1992    1991    1990    1989    1988    1987

Common stock closing price
and price range:

Low price                    $43.63  $40.50  $33.50  $32.25  $33.44  $26.00  $22.63  $18.69  $17.31  $14.38  $11.13
High price                   $57.13  $52.25  $46.25  $45.13  $46.50  $37.25  $30.19  $29.56  $26.31  $20.00  $25.44
Closing price                $52.56  $44.50  $43.88  $35.13  $39.75  $35.19  $27.44  $22.75  $22.88  $18.75  $16.81


Financing Activities
In 1997, the company did not issue long-term debt. Commercial paper borrowings were made to fund seasonal working capital requirements.




During the first quarter of 1997, the company recorded an extraordinary aftertax loss of $4 million ($5 million pretax) as it retired $100 million of 9.875% debentures due to mature June 1, 2017.

During the fourth quarter of 1996, the company recorded an extraordinary aftertax loss of $5 million ($8 million pretax) as it retired $150 million of 9.125% debentures due to mature
December 1, 2016.

Financial Condition Ratios
Our debt-to-capitalization and fixed charge coverage ratios are consistent with our capital structure objective. They provide us with substantial financial flexibility.

The debt-to-capitalization ratios were 44%, 48%, and 42% for 1997, 1996, and 1995, respectively. For purposes of the debt-to-capitalization ratio, total debt is defined as short-term and long-term debt (including the ESOP debt reduced by unearned compensation), and the capitalized value of all leases, including operating leases. Capitalization is defined as total debt, noncurrent deferred taxes, ESOP preference shares, and shareowners' equity. The 1997 debt-to-capitalization ratio decreased because debt repayments of $340 million were funded with cash flow from operations. See "Profit Sharing" on page 22 for discussion of the ESOP.

The fixed-charge coverage ratios were 4.1x in 1997 and in 1996, and 4.2x in 1995. Fixed charges are defined as gross interest expense, interest expense on the ESOP debt, total rent expense, and the pretax equivalent of dividends on redeemable preferred stock.

Our bonds continue to be rated A2 by Moody's Investors Service, Inc., and A by Standard & Poor's Corporation. Our commercial paper is rated P1 by Moody's and A1 by Standard & Poor's.

Capital Expenditures
Our strong financial condition enables us to make capital expenditures to enhance shareowners' returns. Return on net assets, internal rate of return, and sales per square foot are emphasized as the principal operating measures as we invest in new stores, remodel existing stores, and eliminate unproductive space.

The 1998 capital expenditure plan approximates $735 million.
Capital expenditures for the period 1998 through 2002 are planned at $3.6 billion. We intend to use internal cash flow to finance substantially all of these expenditures.

Available Credit
The company has $750 million of available borrowing under its multiyear credit agreement. In addition, the company has filed with the Securities and Exchange Commission a shelf registration statement that would enable it to issue up to $500 million of additional debt securities.

Common Stock Dividends and Market Prices Our dividend policy is based on historical and expected earnings growth rates and capital investment requirements. Our objective is to increase dividends on common stock consistent with our long-term earnings growth. The 1998 annual dividend rate was increased by 5.8%, or $.07 per share, to $1.27 per share. This is the 23rd consecutive annual dividend increase. The new annual dividend rate of $1.27 per share was effective with the March 1998 dividend payment. Dividends paid have increased at a compound rate of 7.8% during the past five years. This rate is lower than the five-year compound diluted earnings per share growth rate of 12.1% as, over time, we are returning to the dividend payout levels that existed prior to the spinoff of Payless. The company has paid consecutive quarterly dividends since December 1, 1911.

The quarterly price ranges of the common stock and dividends per share in 1997 and 1996 were:
                               1997                           1996
            Market Price  Dividends       Market Price   Dividends
Quarter    High      Low  per Share      High      Low   per Share

First   $49-3/4  $43-5/8      $ .30   $51-7/8  $43-3/8   $ .28-1/2
Second   56-7/8   45-1/4        .30    52-1/4   40-1/2     .29
Third    57-1/8   50-3/4        .30    49-1/2   44-1/8     .29
Fourth   56-7/8   49-7/8        .30    49-5/8   43-5/8     .29
Year    $57-1/8  $43-5/8      $1.20   $52-1/4  $40-1/2   $1.15-1/2

The approximate number of common shareowners as of March 1, 1998, was 43,200.


Effective May 4, 1996, the company distributed the common stock of Payless pro rata to May common shareowners of record on April 25, 1996. The May common stock price on May 8, 1996, was adjusted by the New York Stock Exchange from $50.00 per share to $45.25 per share, reflecting the impact of the distribution of the Payless common stock to May common shareowners.

[The following "Consolidated Financial Statements" section is a reproduction of the same named section in the paper format Annual
Report on pages 17 - 20.]






Consolidated Statement of Earnings

(dollars in millions, except per share)        1997       1996       1995
Net Retail Sales                            $12,352    $11,546    $10,402

Revenues                                    $12,685    $12,000    $10,952

Cost of sales                                 8,732      8,226      7,461
Selling, general, and
  administrative expenses                     2,375      2,265      2,081
Interest expense, net                           299        277        250

Total cost of sales and expenses             11,406     10,768      9,792

Earnings from continuing operations
  before income taxes                         1,279      1,232      1,160
Provision for income taxes                      500        483        460

Net Earnings from Continuing Operations         779        749        700

Net earnings from discontinued operation          -         11         55

Net earnings before extraordinary loss          779        760        755

Extraordinary loss related to
  early extinguishment of debt,
  net of income taxes                            (4)        (5)        (3)

Net earnings                                $   775    $   755    $   752

Basic Earnings per Share:

  Continuing operations                     $  3.27    $  2.95    $  2.73

  Discontinued operation                          -       0.05       0.22

  Net earnings before extraordinary loss       3.27       3.00       2.95

  Extraordinary loss                          (0.01)     (0.02)     (0.01)

Basic Earnings per Share                    $  3.26    $  2.98    $  2.94

Diluted Earnings per Share:

  Continuing operations                     $  3.11    $  2.82    $  2.61

  Discontinued operation                          -       0.04       0.21

  Net earnings before extraordinary loss       3.11       2.86       2.82

  Extraordinary loss                          (0.01)     (0.02)     (0.01)

Diluted Earnings per Share                  $  3.10    $  2.84    $  2.81


Fiscal 1995 was a 53-week year. Net retail sales for fiscal 1995 are shown on a 52-week basis for comparability. Net retail sales for the 53 weeks ended February 3, 1996, were $10,506.

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheet


(dollars in millions,                January 31,      February 1,
 except per share)                          1998             1997
Assets
Current Assets:
 Cash                                     $   14          $    12
 Cash equivalents                            185               90
 Accounts receivable, net                  2,164            2,425
 Merchandise inventories                   2,433            2,380
 Other current assets                         82              128
Total Current Assets                       4,878            5,035

Property and Equipment:
 Land                                        304              287
 Buildings and improvements                3,393            3,252
 Furniture, fixtures, and equipment        3,028            2,765
 Property under capital leases                62               68
Total property and equipment               6,787            6,372
Accumulated depreciation                  (2,563)          (2,213)
 Property and equipment, net               4,224            4,159
Goodwill                                     752              776
Other Assets                                  76               89
Total Assets                              $9,930          $10,059

Liabilities and Shareowners' Equity
Current Liabilities:
  Current maturities of long-term debt    $  233          $   256
  Accounts payable                           842              872
  Accrued expenses                           640              614
  Income taxes payable                       151              137
Total Current Liabilities                  1,866            1,879

Long-term Debt                             3,512            3,849
Deferred Income Taxes                        449              401
Other Liabilities                            277              267

ESOP Preference Shares                       337              347

Unearned Compensation                       (320)            (334)
Shareowners' Equity:
  Common stock                               115              118
  Additional paid-in capital                   -                -
  Retained earnings                        3,694            3,532
Total Shareowners' Equity                  3,809            3,650

Total Liabilities and Shareowners' Equity $9,930          $10,059

Common stock has a par value of $.50 per share; 700 million shares are authorized and 313.6 million shares were issued. At January 31, 1998, 231.0 million shares were outstanding, and 82.6 million shares were held in treasury. At February 1, 1997, 236.9 million shares were outstanding, and 76.7 million shares were held in treasury.

ESOP Preference Shares have a par value of $.50 per share and a stated value of $507 per share; 800,000 shares are authorized. At January 31, 1998, 665,866 shares (convertible into 15.0 million shares of common stock) were issued and outstanding. At February 1, 1997, 685,050 shares (convertible into 15.4 million shares of common stock) were issued and outstanding.

See Notes to Consolidated Financial Statements.


Consolidated Statement of Cash Flows

(dollars in millions)                           1997         1996       1995
Operating Activities:
Net earnings from continuing operations       $  779       $  749      $ 700
Net earnings from discontinued operation           -           11         55
Extraordinary loss related to early
  extinguishment of debt, net of income taxes     (4)          (5)        (3)
Net earnings                                     775          755        752
Adjustments for noncash
  items included in earnings:
    Depreciation and amortization                412          374        333
    Noncurrent deferred income taxes              58           45         42
    Deferred and unearned compensation             8           10         15
Working capital changes*                         265          142       (330)
Other assets and liabilities, net                  8          (43)        (6)
Total Operating Activities                     1,526        1,283        806
Investing Activities:
Capital expenditures                            (496)        (632)      (801)
Dispositions of property and equipment            33           29         20
Goodwill                                           -            -        (89)
Other                                              -            -         (1)
Cash provided by (used in)
  discontinued operation                           -          (24)        42
Total Investing Activities                      (463)        (627)      (829)
Financing Activities:
Issuances of long-term debt                        -          800        600
Repayments of long-term debt                    (340)        (388)      (156)
Purchases of common stock                       (394)        (869)       (71)
Issuances of common stock                         65           49         57
Dividend payments                               (297)        (305)      (296)
Total Financing Activities                      (966)        (713)       134

Increase (Decrease) in
  Cash and Cash Equivalents                       97          (57)       111
Cash and Cash Equivalents, Beginning of Year     102          159         48
Cash and Cash Equivalents, End of Year        $  199       $  102      $ 159
*Working capital changes comprise:
  Accounts receivable, net                    $  262       $  139      $  29
  Merchandise inventories                        (53)        (211)      (321)
  Other current assets                            46           45         13
  Accounts payable                               (30)         180        (43)
  Accrued expenses                                26          (20)        (8)
  Income taxes payable                            14            9          -
  Net decrease (increase) in
   working capital                            $  265       $  142       $(330)
Cash paid during the year:
Interest                                      $  319       $  288       $ 268
Income taxes                                     355          380         448

See Notes to Consolidated Financial Statements.



Consolidated Statement of Shareowners' Equity

                               Outstanding
                              Common Stock  Additional                 Total
(dollars in millions,                          Paid-in  Retained  Shareowners'
shares in thousands)       Shares  Dollars     Capital  Earnings       Equity
Balance at
  January 28, 1995       248,383      $124        $  5    $4,006       $4,135

Net earnings                   -         -           -       752          752
Dividends paid:
  Common stock
   ($1.11 1/2 per share)       -         -           -      (277)        (277)
   ESOP preference shares,
   net of tax benefit          -         -           -       (19)         (19)
Common stock issued        2,198         1          64         -           65
Common stock purchased    (1,710)       (1)        (69)       (1)         (71)

Balance at
  February 3, 1996       248,871       124           -     4,461        4,585

Net earnings                   -         -           -       755          755
Dividends paid:
  Common stock
   ($1.15 1/2 per share)       -         -           -      (287)        (287)
  ESOP preference shares,
   net of tax benefit          -         -           -       (18)         (18)
Common stock issued        6,646         3         258         -          261
Common stock purchased   (18,591)       (9)       (258)     (602)        (869)
Distribution of equity in
  Payless ShoeSource, Inc.     -         -           -      (777)        (777)

Balance at
  February 1, 1997       236,926       118           -     3,532        3,650

Net earnings                  -          -           -       775          775
Dividends paid:
  Common stock
   ($1.20 per share)          -          -           -      (279)        (279)
  ESOP preference shares,
   net of tax benefit         -          -           -       (18)         (18)
Common stock issued       2,279          1          74         -           75
Common stock purchased   (8,197)        (4)        (74)     (316)        (394)

Balance at
  January 31, 1998      231,008       $115        $  -    $3,694       $3,809


Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:

                                      1997        1996         1995
Balance, Beginning of Year          76,711      64,766       65,254
Common stock issued:
  Exercise of stock options         (1,581)       (997)      (1,419)
  Deferred compensation plan          (162)       (150)        (158)
  Restricted stock grants,
   net of forfeitures                 (104)       (246)        (236)
  Contribution to
   Profit Sharing Plan                   -           -          (89)
  Conversion of ESOP
   preference shares                  (432)       (796)        (296)
Strawbridge & Clothier acquisition       -      (4,457)           -

                                    (2,279)     (6,646)       (2,198)
Common stock purchased               8,197      18,591         1,710
Balance, End of Year                82,629      76,711        64,766

See Notes to Consolidated Financial Statements.


[The following "Notes to Consolidated Financial Statements"
section is a reporduction of the same named section included in the paper format Annual Report on pages 21 - 27.]

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Fiscal Year
The company's fiscal year ends on the Saturday closest to January
31. Fiscal years 1997, 1996, and 1995 ended on January 31, 1998, February 1, 1997, and February 3, 1996, respectively. Fiscal 1995 included 53 weeks. References to years in this annual report relate to fiscal years rather than calendar years.

Basis of Reporting
The consolidated financial statements include the accounts of the company and all wholly owned subsidiaries (the company), reflecting the operation of 369 quality department stores. The consolidated financial statements reflect Payless ShoeSource, Inc. (Payless), as a discontinued operation through May 4, 1996. All the following notes, except "Discontinued Operation" on page 27, reflect data on a continuing operations basis.

Use of Estimates
Management makes estimates and assumptions that affect the amounts reported in the consolidated statements of earnings, shareowners' equity and cash flows, the consolidated balance sheet, and notes to consolidated financial statements. Actual results could differ from these estimates.

Net Retail Sales and Revenues
Net retail sales (sales) represent sales of stores operating at the end of the latest period, and exclude finance charge revenues and the sales of stores that have been closed and not replaced. Sales include sales of merchandise and services, and sales from leased and licensed departments. Sales are net of returns and exclude sales tax. Store-for-store sales represent sales of those stores open during both years. Revenues include finance charge revenues and all sales from all stores operating during the period.

Cost of Sales
Cost of sales includes the cost of merchandise sold and the company's buying and occupancy costs.

Advertising Costs Advertising and sales promotion costs are expensed at the time the advertising takes place.

Preopening Expenses Costs associated with the opening of new stores are expensed during the year they are incurred.

Income Taxes
Income taxes are accounted for by a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

Earnings per Share
In 1997, the company adopted Statement of Financial Accounting Standards (SFAS) No.128, "Earnings per Share," for all periods presented. The company's diluted earnings per share calculated under SFAS No. 128 for all prior periods is the same as the previously reported fully diluted earnings per share. References to earnings per share in this annual report relate to diluted earnings per share.

Stock-based Compensation
The company accounts for stock-based compensation by applying APB
Opinion No. 25, as allowed under SFAS No. 123, "Accounting for
Stock-based Compensation."

Cash Equivalents
Cash equivalents consist primarily of commercial paper with maturities of less than three months. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable
In accordance with industry practice, installments on deferred payment accounts receivable maturing in more than one year have been included in current assets.

Merchandise Inventories
Merchandise inventories are valued by the retail method and are stated on the LIFO (last-in, first-out) cost basis, which is lower than market. The accumulated LIFO provision was $93 million and $98 million in 1997 and 1996, respectively.

Property and Equipment
Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives.
Investments in properties under capital leases and leasehold improvements are amortized over their useful lives or related lease terms, whichever is shorter.

Goodwill
Goodwill represents the excess of cost over the fair value, at the dates of acquisition, of net tangible assets acquired.
Substantially all amounts are amortized using the straight-line method over a 40-year period. Goodwill is presented in the consolidated balance sheet net of accumulated amortization of $174 million and $151 million in 1997 and 1996, respectively.

Long-lived Assets
Long-lived assets and certain identifiable intangibles, to be held and used or disposed of, are reviewed to determine whether the carrying amount of the asset is recoverable. No impairment losses have resulted from these reviews.

Financial Derivatives
Financial derivatives are used only to reduce risk in conjunction with specific business transactions. The company periodically purchased forward contracts on firm commitments to minimize the risk of foreign currency fluctuations. None of these contracts were significant.

Reclassifications
Certain prior-period amounts have been reclassified to conform with the current-year presentation.

Quarterly Results (Unaudited)
Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:

(dollars in millions,                     1997 Quarter      1997
except per share)     First   Second    Third   Fourth      Year
Revenues             $2,675   $2,749   $2,969   $4,292   $12,685
Cost of sales        $1,881   $1,921   $2,097   $2,833   $ 8,732
Net earnings         $   98   $  116   $  120   $  445   $   779
Basic earnings
  per share          $ 0.39   $ 0.48   $ 0.50   $ 1.90   $  3.27
Diluted earnings
  per share          $ 0.38   $ 0.46   $ 0.48   $ 1.79   $  3.11

(dollars in millions,                     1996 Quarter      1996
except per share)     First   Second    Third   Fourth      Year
Revenues             $2,511   $2,533   $2,855   $4,101   $12,000
Cost of sales        $1,755   $1,773   $2,004   $2,694   $ 8,226
Net earnings         $   98   $  110   $  118   $  423   $   749
Basic earnings
  per share          $ 0.37   $ 0.42   $ 0.46   $ 1.70   $  2.95
Diluted earnings
  per share          $ 0.36   $ 0.41   $ 0.44   $ 1.61   $  2.82

There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. The following unaudited supplementary information shows what the pro forma diluted per share impact of LIFO would have been had the final variables and factors been known at the beginning of each year:
                                 1997                   1996
                       Pro         As         Pro         As
Quarter              Forma   Reported       Forma   Reported
First               $ 0.00     $ 0.02      $(0.01)    $ 0.02
Second                0.00       0.02       (0.01)      0.02
Third                 0.00       0.01       (0.01)      0.00
Fourth               (0.01)     (0.06)      (0.02)     (0.09)
Year                $(0.01)    $(0.01)     $(0.05)    $(0.05)

Profit Sharing
The company has a qualified profit-sharing plan that covers substantially all associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined-contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $48 million for 1997, which represents a record effective match rate of 104%. The matching allocation value was $43 million and $33 million in 1996 and 1995, respectively.

The company's Profit Sharing Plan includes an Employee Stock Ownership Plan (ESOP) under which the Profit Sharing Plan borrowed $400 million in 1989, guaranteed by the company, at an average rate of 8.5% with an average maturity of 12 years. The proceeds were used to purchase $400 million (788,955 shares) of convertible preference stock of the company (ESOP preference shares). Each share is convertible into 22.525 shares of common stock and has a stated value of $22.51 per common share equivalent. The annual dividend rate on the ESOP preference shares is 7.5%.

The $342 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as long-term debt because the company will ultimately fund the required debt service. The company's contributions to the ESOP, along with the dividends on the ESOP preference shares, are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $29 million in 1997, $31 million in 1996, and $32 million in 1995. ESOP preference shares' dividends were $26 million in 1997 and 1996, and $28 million in 1995. ESOP debt principal payments began in 1993. The release of ESOP preference shares is based upon debt-service payments. Upon release, the shares are allocated to participating associates' accounts. Unearned compensation, initially an equal, offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP. It is reduced as principal is repaid.

The company's expense related to the Profit Sharing Plan was $24 million, $22 million, and $17 million in 1997, 1996, and 1995, respectively.

At January 31, 1998, the Profit Sharing Plan beneficially owned
11.0 million shares of the company's common stock and 100% of the company's ESOP preference shares. These holdings represent 10.6% of the company's common stock.

Pension
The company has two qualified defined-benefit retirement plans that cover substantially all associates who work 1,000 hours or more in a year and have attained age 21. The plans are noncontributory. They provide benefits based upon years of service and pay during employment.

The company also maintains two nonqualified supplementary defined-benefit retirement plans for certain associates.

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

Qualified Plans (funded)
(dollars in millions)                              1997     1996
Actuarial Present Value of Benefit Obligations:
  Vested benefit obligation                        $406     $323
  Nonvested benefit obligation                       27       27

  Accumulated benefit obligation (ABO)              433      350
  Estimated effect of future salary increases        43       33

  Projected benefit obligation (PBO)                476      383
Plan assets at fair value
  (primarily equity and fixed income securities)    490      409

Plan assets in excess of PBO                         14       26
Unrecognized obligation                               1        1
Unrecognized gain                                   (20)     (32)
Unrecognized prior service cost                       2        2

Accrued pension cost                               $ (3)    $ (3)

Plan assets in excess of ABO                       $ 57     $ 59

Nonqualified Plans (unfunded)
(dollars in millions)                              1997     1996
Actuarial Present Value of Benefit Obligations:
  Vested benefit obligation                       $  69     $ 62
  Nonvested benefit obligation                       17       13

  Accumulated benefit obligation (ABO)               86       75
  Estimated effect of future salary increases        16       15

  Projected benefit obligation (PBO)                102       90
Plan assets at fair value                             0        0

Plan assets less than PBO                          (102)     (90)
Unrecognized obligation                               1        2
Unrecognized loss                                    10        3
Unrecognized prior service cost                      13       13

Accrued pension cost                              $ (78)    $(72)

Plan assets less than ABO                         $ (86)    $(75)

The accrued pension cost is included in other liabilities on the accompanying balance sheet. Accrued pension cost principally represents amounts expensed but not yet contributed to the nonqualified supplementary retirement plans.

Components of Pension Expense (all plans)
(dollars in millions)               1997        1996        1995
Service cost                         $28         $27         $21
Interest on PBO                       34          24          22
Expected return on assets            (30)        (20)        (18)
Net amortization                       2           -           3

Total                                $34         $31         $28

                                                        January 1,
Actuarial Assumptions                1998        1997        1996
Discount rate                        7.0 %       7.5 %       7.0 %
Expected return on plan assets       7.25        7.75        7.25
Salary increase                      4.5         4.5         4.5

At the end of 1997, the discount rate was decreased as a result of a general decrease in interest rates during the year.

Definitions of Terms:

ABO is the actuarial present value of benefits (both vested and nonvested) attributed by the pension benefit formula to prior associate service; it is based on current and past compensation levels.

PBO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service; it takes into consideration future salary increases.

Net amortization is the net effect during the period of the delayed recognition provisions of SFAS No. 87.

Another important element in the retirement programs for associates is the federal Social Security system, into which the company paid $144 million in 1997 as its matching contribution to the $144 million paid in by associates.

The company provides postretirement life and/or health benefits for certain associates. At the end of 1997, the company decreased the discount rate assumption from 7.5% to 7.0%, which resulted in a $2 million increase in the present value of future obligations. As of January 31, 1998, the company's estimated present value of future obligations for postretirement benefits was $44 million, of which $42 million was accrued in other liabilities on the accompanying balance sheet. As provided in SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," an unrecognized net loss of less than 10% of the liability need not be amortized. The estimated future obligations are based upon assumed annual health care cost increases of 11% for 1998, decreasing by 1% annually to 7% for 2002 and future years. A one-percentage-point increase/ decrease in the assumed annual health care cost increases would increase/decrease the present value of estimated future obligations for postretirement benefits by $1 million. The post-retirement plan is unfunded. The postretirement expense was $3 million in 1997 and 1996, and $2 million in 1995.

Taxes

The provision for income taxes and the related percent of pretax earnings for the last three years were as follows:
(dollars                          1997         1996         1995
in millions)                  $      %     $      %     $      %
Federal                     $359         $344         $343
State and local               65           69           70

Taxes currently payable      424  33.2%   413  33.6%   413  35.7%

Federal                       64           58           40
State and local               12           12            7

Deferred taxes                76   5.9     70   5.7     47   4.0

Total                       $500  39.1%  $483  39.3%  $460  39.7%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

                                    1997        1996         1995
Statutory federal income tax rate   35.0%       35.0%        35.0%
State and local income taxes         6.0         6.6          6.7
Federal tax benefit of state
  and local income taxes            (2.1)       (2.3)        (2.3)
Other, net                           0.2           -          0.3

Effective income tax rate           39.1%       39.3%        39.7%

Major components of deferred tax assets and (liabilities) were as follows:

                                              Jan. 31,     Feb. 1,
(dollars in millions)                            1998        1997
Accrued expenses and reserves                    $144        $130
Deferred and other compensation                   116         103
Depreciation/amortization and
  basis differences                              (460)       (407)
Other deferred income tax liabilities, net       (224)       (155)

Net deferred income taxes                        (424)       (329)
Less: Net current deferred income tax assets       25          72

Noncurrent deferred income taxes                $(449)      $(401)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

Earnings per Share

During 1997, the company adopted SFAS No. 128, "Earnings per Share," for all periods. The following tables reconcile net earnings and weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for 1997, 1996, and 1995.
                                                             1997
(dollars in millions,                    Net             Earnings
except per share)                   Earnings   Shares   per Share

Net earnings                            $779

ESOP preference shares' dividends        (18)


Basic earnings per share                 761    232.3       $3.27

ESOP preference shares                    14     15.2

Assumed exercise of options
  (treasury stock method)                  -      1.5

Diluted earnings per share              $775    249.0       $3.11

                                                             1996
(dollars in millions,                    Net             Earnings
except per share)                   Earnings   Shares   per Share

Net earnings                            $749

ESOP preference shares' dividends        (18)


Basic earnings per share                 731    247.2       $2.95

ESOP preference shares                    13     15.4

Assumed exercise of options
  (treasury stock method)                  -      1.5

Diluted earnings per share              $744    264.1       $2.82

                                                             1995
(dollars in millions,                    Net             Earnings
except per share)                   Earnings   Shares   per Share

Net earnings                            $700
ESOP preference shares' dividends        (19)

Basic earnings per share                 681     248.9      $2.73

ESOP preference shares                    12      14.9
Assumed exercise of options
  (treasury stock method)                  -       1.0

Diluted earnings per share              $693     264.8      $2.61


Accounts Receivable

During 1997, credit sales under department store credit programs were $5.8 billion, or 45.6% of 1997 revenues; this compares with 50.0% in 1996 and 54.5% in 1995. An estimated 28 million customers hold credit cards under the company's various credit programs.

Sales made through third-party credit cards totaled $3.6 billion in 1997, compared with $3.0 billion in 1996 and $2.4 billion in 1995.

Net accounts receivable consisted of:
                                          Jan. 31,        Feb. 1,
(dollars in millions)                        1998           1997
Customer accounts receivable               $2,167         $2,410
Other accounts receivable                      93            119

Total accounts receivable                   2,260          2,529
Allowance for uncollectible accounts          (96)          (104)

Accounts receivable, net                   $2,164         $2,425

The fair value of trade accounts receivable approximates their carrying values at January 31, 1998, and February 1, 1997, due to the short-term nature of these accounts.

Other Current Assets

In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories of $57 million and $56 million in 1997 and 1996, respectively.

Other Assets

Major components of other assets included:
                                            Jan. 31,       Feb. 1,
(dollars in millions)                          1998          1997

Notes receivable                                $29           $32
Deferred debt expense                            30            31

Accrued Expenses

Major components of accrued expenses included:
                                            Jan. 31,       Feb. 1,
(dollars in millions)                          1998          1997
Insurance costs                                $164          $153
Salaries, wages, and employee benefits          112           105
Sales, use, and other taxes                      97            91
Interest and rent expense                        92            94
Advertising and other operating expenses         65            51
Store closings and real estate-related expenses  38            51
Construction costs                               34            44

Short-term Debt and Lines of Credit

Short-term borrowings for the last three years were:

(dollars in millions)                    1997      1996      1995
Balance outstanding at year end             -         -         -
Average balance outstanding              $182      $ 35      $ 75
Average interest rate on average balance  5.7%      5.7%      6.2%
Maximum balance outstanding              $487      $178      $246

The average balance of short-term borrowings outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term borrowings were outstanding during the year. The company has $750 million available under a credit agreement.

Long-term Debt

Long-term debt and capital lease obligations were:

                                             Jan. 31,    Feb. 1,
(dollars in millions)                           1998       1997
5.7% to 10.75% unsecured notes and
  sinking-fund debentures due 1998-2036       $3,630     $3,981
3.0 % to 10.0 % mortgage notes and
  bonds due 2000-2012                             62         66

Debt                                           3,692      4,047
Capital lease obligations                         53         58

Total debt and capital lease obligations       3,745      4,105
Less current maturities                          233        256

Total long-term                               $3,512     $3,849

In the first quarter of 1997, the company called $100 million of 9.875% debentures due to mature June 1, 2017, and recorded an extraordinary aftertax loss of $4 million ($5 million pretax).

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

The annual maturities of long-term debt, including sinking fund requirements, are $233 million, $93 million, $246 million, $79 million, and $268 million for 1998 through 2002.

The net book value of property and equipment encumbered under long-term debt agreements was $127 million at January 31, 1998.

The fair value of long-term debt (excluding capital lease obligations) was approximately $4.2 billion and $4.4 billion at January 31, 1998, and February 1, 1997, respectively. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities. The increase in the spread between fair value and the carrying amount of long-term debt in 1997 compared with 1996 was due to lower interest rates at the end of 1997.

Lease Obligations

The company owns approximately 75% of its stores. Rental expense for the company's operating leases consisted of:
(dollars in millions)               1997    1996    1995
Minimum rentals                      $47     $45     $38
Contingent rentals based on sales     17      17      15
Real property rentals                 64      62      53
Equipment rentals                      4       4       4
Total                                $68     $66     $57

Future minimum lease payments at January 31, 1998, were as
follows:
                              Capital     Operating
(dollars in millions)          Leases        Leases     Total

1998                             $  7          $ 46      $ 53
1999                                7            42        49
2000                                7            39        46
2001                                7            35        42
2002                                6            33        39
After 2002                        100           299       399

Minimum lease payments           $134          $494      $628

Less imputed interest component    81

Present value of net minimum
  lease payments of which
  $1 million is included in
  current liabilities            $ 53

The present value of operating leases was $260 million at January
31, 1998.

Property under capital leases is summarized as follows:

                                 Jan. 31,            Feb. 1,
(dollars in millions)               1998               1997

Cost                                $ 62               $ 68
Accumulated amortization             (33)               (34)

Total                               $ 29               $ 34

Other Liabilities

In addition to accrued pension and postretirement costs, other liabilities consisted principally of deferred compensation liabilities of $154 million at January 31, 1998, and $151 million at February 1, 1997. Under the company's deferred compensation plan, eligible associates may elect to defer a portion of their compensation each year into cash and/or stock unit alternatives. The company makes payments in shares to settle obligations with participants who defer in stock units, and it maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

Preference Stock

The company is authorized to issue up to 25,000,000 shares of $.50 par value preference stock. As of January 31, 1998, 800,000 ESOP preference shares were authorized and 665,866 were outstanding.

The ESOP preference shares are shown separately outside of shareowners' equity in the consolidated balance sheet because the shares are redeemable by the holder or by the company in certain situations.

Common Stock Repurchase Programs

During 1997 and 1996, the company repurchased $300 million and $600 million of May common stock (6.4 million and 12.7 million shares, respectively) in the open market.

In addition, on February 12, 1998, the company announced plans to repurchase up to $650 million of May common stock. Such purchases will be made in the open market as market conditions and regulatory rules allow.

Stock Option and Stock-related Plans

Under the company's common stock option plans, options are granted at the market price on the date of grant. Options to purchase may extend for up to 10 years, may be exercised in installments only after stated intervals of time, and are conditional upon continued active employment with the company. The options may be exercised during certain periods following retirement, disability, or death.

During 1996, the number of stock options and option prices were adjusted proportionally to reflect the distribution of Payless common shares to May common shareowners.

A summary of the status of the various stock option plans at the end of 1997 and 1996 and of the changes within years is presented below:

                                    1997                      1996
                       Exercise  Average          Exercise  Average
(shares in                Price Exercise             Price Exercise
thousands)      Shares    Range    Price   Shares    Range    Price

Outstanding
  at beginning
  of year        6,721   $11-49      $37    5,687   $11-40      $32
Granted          2,105    47-55       48    2,583    43-49       45
Exercised       (1,590)   11-47       31   (1,042)   11-40       28
Forfeited or
  expired         (416)   19-55       42     (507)   25-45       36

Outstanding
  at end
  of year        6,820   $11-55      $42    6,721   $11-49      $37

Exercisable
  at end
  of year        2,143   $11-49      $36    2,186   $11-40      $31

Shares available
  for additional
  grants         7,647                      9,349

Fair value
  of options
  granted                            $17                        $17

The following table summarizes information about stock options outstanding at January 31, 1998:

              Options Outstanding              Options Exercisable
               Number     Average                  Number

Exercise   Outstanding    Remaining   Average   Exercisable  Average
   Price    at Jan. 31  Contractual  Exercise    at Jan. 31 Exercise
   Range (in thousands)        Life     Price (in thousands)    Life

$   11               3            3       $11             3        3

 24-36           2,333            6        32         1,450        6
 36-54           4,418            8        44           690        8
    55              66           10         -             -        -
                 6,820            8        36         2,143        6

Under the 1994 Stock Incentive Plan, the company is authorized to grant a maximum of 1.75 million shares of restricted stock to management associates. No monetary consideration is paid by associates who receive restricted stock. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to 10 years, as determined at the date of the grant. In 1997 and 1996, the company granted 123,032 and 257,790 shares of restricted stock, respectively, under the 1994 Stock Incentive Plan.

The company's plans are accounted for as provided by APB Opinion No. 25. For stock options, no compensation cost has been recognized because the option exercise price is fixed at the market price on the date of grant. For restricted stock grants, compensation expense is based upon the grant date market price; it is recorded over the lapsing period. For performance-based restricted stock, compensation expense is recorded over the performance period based on estimates of performance levels.

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-based Compensation," establishes a fair-value method of accounting for employee stock options or similar equity instruments. The company used the Black-Scholes option pricing model to estimate the grant date fair value of its 1995 and later option grants. The fair value is recognized over the option vesting period. As the fair value represents only 1995 and later option grants, the pro forma impact shown below may not be representative of future years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the company's net earnings and net earnings per share would have been as follows:

(dollars in millions,
except per share)                   1997        1996         1995

Net earnings from continuing
  operations:
   As reported                     $ 779       $ 749        $ 700
   Pro forma                         766         740          697

Basic EPS from continuing
  operations:
   As reported                     $3.27       $2.95        $2.73
   Pro forma                        3.22        2.92         2.72

Diluted EPS from continuing
  operations:
   As reported                    $ 3.11       $2.82        $2.61
   Pro forma                        3.07        2.79         2.60

The following Black-Scholes assumptions were used in the
calculations above:
                                    1997        1996        1995

Risk-free interest rate              6.6%        6.8%        6.4%
Expected dividend yield            $1.20       $1.16       $1.14
Option life                       10 yrs.     10 yrs.     10 yrs.
Expected volatility                   24%         25%         23%

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

Acquisition

In July 1996, the company purchased 13 former Strawbridge & Clothier department stores in the greater Philadelphia area. The company delivered 4.5 million shares of May common stock and assumed $255 million of debt and certain other liabilities in exchange for the Strawbridge & Clothier department store assets. This asset acquisition has been accounted for as a purchase. Accordingly, the operating results of the acquired stores have been included in the company's consolidated results since the acquisition date. The acquisition did not have a material effect on the results of operations or financial position of the company in 1996.

Discontinued Operation

The company spun off Payless effective May 4, 1996, as a tax-free distribution to shareowners. The company's financial statements presented herein reflect Payless as a discontinued operation. Payless revenues were $601 million and $2,330 million, in 1996 and 1995, respectively. The reported net earnings from the discontinued operation were net of $16 million and $36 million in income tax expense for 1996 and 1995, respectively.

[The following "Eleven-year Financial Summary" is a reproduction of the same named section in the paper format Annual Report on pages 28 - 29.]



Eleven-year Financial Summary

(dollars in millions,
except per share)     1997     1996     1995     1994     1993     1992     1991     1990     1989     1988     1987
Net Retail Sales   $12,352  $11,546  $10,402  $ 9,688   $8,945   $8,334   $7,785   $7,420   $6,951   $6,103   $4,681

Operations
Revenues           $12,685  $12,000  $10,952  $10,107   $9,562   $9,362   $9,068   $8,700   $8,356   $7,742   $6,415
Cost of sales        8,732    8,226    7,461    6,879    6,537    6,459    6,275    6,047    5,734    5,348    4,492
Selling, general,
  and administrative
  expenses           2,375    2,265    2,081    1,916    1,824    1,859    1,861    1,772    1,735    1,645    1,325
Interest expense,
  net                  299      277      250      233      244      279      315      278      231      196       77
Earnings from
  continuing
  operations before
  income taxes       1,279    1,232    1,160    1,079      957      579*     617      603      656      553      521
Provision for
  income taxes         500      483      460      429      379      107*     213      199      231      191      203
Net Earnings from
  Continuing
  Operations           779      749      700      650      578      472      404      404      425      362      318
LIFO charge (credit)    (5)     (20)     (53)     (46)       7       10       26       39      (22)      (3)       8
Net earnings           775      755      752      782      711      603      515      500      498      534      444
Depreciation and
  amortization         412      374      333      297      281      283      273      253      234      236      187
Cash flow from
  operations 1       1,191    1,123    1,033      947      859      755      677      657      659      599      505
Net issuances
  (repayments) of
  long-term debt 2    (340)     412      444      118     (190)    (248)     313      590      169      891      (61)
Capital expenditures   496      632      801      682      560      284      366      466      470      292      353
Dividends on
  common stock         279      287      277      251      223      204      198      191      186      184      170
Per Share
Net Earnings from
  Continuing
  Operations 3     $  3.11  $  2.82  $  2.61  $  2.43   $ 2.15   $ 1.76   $ 1.52   $ 1.51   $ 1.50   $ 1.23   $ 1.03
Net earnings 3,4      3.10     2.84     2.81     2.92     2.65     2.26     1.93     1.87     1.76     1.81     1.44
Dividends paid 5      1.20     1.16     1.12     1.01      .90      .83      .81      .77      .69      .62      .56
Book value           16.49    15.41    18.42    16.65    14.65    12.82    11.26    10.04     9.32    10.75     9.13
Market price:
  - high             57.13    52.25    46.25    45.13    46.50    37.25    30.19    29.56    26.31    20.00    25.44
  - low              43.63    40.50    33.50    32.25    33.44    26.00    22.63    18.69    17.31    14.38    11.13
  - average of
    high and low     50.38    46.38    39.88    38.69    39.97    31.63    26.41    24.13    21.81    17.19    18.28
Financial Position
Customer accounts
  receivable       $ 2,167  $ 2,410  $ 2,377  $ 2,418   $2,367   $2,373   $2,377   $2,456   $2,223   $2,099   $1,590
Merchandise
  inventories        2,433    2,380    2,134    1,813    1,647    1,476    1,436    1,375    1,278    1,141      880
Working capital      3,012    3,156    3,536    3,069    2,960    2,730    3,089    2,672    2,094    2,123    1,827
Property and
  equipment, net     4,224    4,159    3,744    3,275    2,977    2,774    2,808    2,728    2,446    2,285    1,830
Long-term debt and
  preference stock   3,849    4,196    3,701    3,240    3,192    3,256    4,299    3,948    3,387    2,384    1,048
Shareowners' equity  3,809    3,650    4,585    4,135    3,639    3,181    2,781    2,467    2,319    3,050    2,723
Total assets         9,930   10,059   10,122    9,237    8,614    8,376    8,566    8,083    7,570    7,374    5,464
Statistics
Percent of revenues:
  Net earnings from
    continuing
    operations         6.1%     6.2%     6.4%     6.4%     6.0%     5.0%     4.5%     4.6%     5.1%     4.7%     5.0%
  Cash flow from
    operations1        9.4      9.3      9.4      9.4      9.0      8.1      7.5      7.6      7.9      7.7      7.9
Return on equity      21.2     19.4     20.8     21.3     22.1     21.5     20.7     21.8     18.0     18.6     17.0
Return on net assets  18.5     18.8     20.1     20.1     19.0     15.4**   14.5     15.8     16.9     16.2     15.7
Stores Open at
  Year-end             369      365      346      314      301      303      318      324      288      297      258
Average Shares
  Outstanding and
  Equivalents
    Basic            232.3    247.2    248.9    248.4    248.4    247.5    246.8    248.1    265.7    294.0    303.7
    Diluted          249.0    264.1    264.8    264.9    265.4    264.7    264.0    264.8    279.5    294.8    306.3

All years included 52 weeks, except 1995 and 1989, which included 53 weeks. Net retail sales for 1995 and 1989 are shown on a 52-week basis for comparability.
 1 Cash flow from operations represents net earnings and depreciation/amortization from continuing operations. It is different from cash flow from operating activities as shown on the statement of cash flows.
 2 Net issuances (repayments) of long-term debt exclude $247 million of debt assumed in the Strawbridge & Clothier acquisition in 1996, the elimination of $618 million of MCAC loans in 1992, and $400 million of guaranteed ESOP debt in 1989.
 3 Represents earnings per share on a diluted basis.
 4 Basic earnings per share were $.16 higher in 1997, $.14 higher in 1996, $.13 higher in 1995, $.15 higher in 1994, $.14 higher in 1993, $.10 higher in 1992, $.08 higher in 1991, $.07 higher in 1990, $.06 higher in 1989, and $.01 higher in each of 1988 and 1987.
 5 The annual dividend was increased to $1.27 per share effective with the March 15, 1998, dividend payment.
 * Pretax earnings include a net charge of $187 million from special and nonrecurring items, and income taxes include a tax benefit of $187 million from special and nonrecurring items.
** Based on pretax earnings before special and nonrecurring items.


[The following "Management's Responsibility and Report of
Independent Public Accountants" section is a reproduction of the same named section included in the paper format Annual
Report on page 30.]

Management's Responsibility and Report of Independent Public
Accountants

Management's Responsibility

Report of Management
Management is responsible for the preparation, integrity, and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside the company, actual results could differ from those estimates.

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

Audit Committee of the Board of Directors
The Board of Directors, through the activities of its Audit Committee, participates in the reporting of financial information by the company. The committee meets regularly with management, the internal auditors, and the independent public accountants. The committee met five times during 1997. It reviewed the scope, timing, and fees for the annual audit and the results of audit examinations completed by the internal auditors and independent public accountants. The audit results included recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors. They attend each meeting of the committee. The members of the Audit Committee are Russell E. Palmer (chairman), Helene L. Kaplan, Edward H. Meyer, Michael R. Quinlan, William P. Stiritz, Robert D. Storey, and Murray L. Weidenbaum.


The Audit Committee reports the results of its activities to the full Board of Directors.

Report of Independent Public Accountants
To the Board of Directors and Shareowners of The May Department
Stores Company:

We have audited the accompanying consolidated balance sheet of The May Department Stores Company (a Delaware corporation) and subsidiaries as of January 31, 1998, and February 1, 1997, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of January 31, 1998, and February 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri  63101-2089
February 11, 1998