Form 10-K405, Exhibit 13
period 1999-01-30
MAY DEPARTMENT STORES CO
filed 1999-04-21
CIK 63416

                                                        EXHIBIT 13

[The following "Management's Discussion and Analysis" section is a reproduction of the same named section included in the paper format Annual Report on pages 16-20.]


Management's Discussion and Analysis

Our 24th consecutive year of record sales and earnings per share positions May as one of the most consistent companies in the retail industry. Our five-year earnings per share compound growth rate of 10.0% and our 22.2% return on equity are among the industry's best.

Sales were $13.1 billion, an increase of 6.4% over 1997 sales of $12.3 billion. The increase reflects a 3.5% rise in store-for-store sales, 1998 store openings, and the full-year impact of 1997 store openings. Store-for store sales increases for the first through fourth quarters in 1998 were 4.6%, 4.3%, 2.2%, and 3.3%, respectively.

Our 1998 diluted earnings per share increased 11.1% to $2.30 from last year's $2.07. Net earnings totaled $849 million, compared with $779 million last year. Return on beginning equity increased to 22.2% from 21.2% in 1997, and return on net assets was 19.8%, compared with 18.5% in 1997.

During 1998, the company purchased 11 former Mercantile stores. Ten of these stores were in operation at fiscal year-end 1998. The remaining store was closed for remodeling and will reopen in fall 1999. We acquired two additional stores which will open in 1999.

We opened 29 department stores as detailed below during 1998, including the 10 former Mercantile stores, adding 4.6 million square feet of retail space:

Lord & Taylor: 10 stores
NY   Palisades Ctr.       West Nyack
     South Shore          Bayshore
     Walt Whitman         Long Island
MD   Owings Mill          Baltimore
     White Marsh          Baltimore
     Annapolis Mall       Annapolis
     The Mall             Columbia
VA   Dulles Town Ctr.     Reston
TX   Willowbrook          Houston
KY   St. Matthews         Louisville

Hecht's: 3 stores
VA   Patrick Henry        Newport News
     Lynnhaven            Virginia Beach
     Dulles Town Ctr.     Reston

Foley's: 2 stores
CO   Chapel Hill          Colorado Springs
TX   Ridgmar Mall         Ft. Worth

Robinsons-May: 1 store
CA   Inland Ctr.          San Bernardino

Filene's: 2 stores
NY   Palisades Ctr.       West Nyack
MA   Bangor Mall          Bangor

Kaufmann's: 2 stores
PA   Robinson Town Ctr.   Pittsburgh
OH   Richmond Town Sq.    Cleveland

Famous-Barr: 9 stores
Operating as The Jones Store:
MO   Metro North          Kansas City
     Bannister            Kansas City
     Blue Ridge           Kansas City
     Independence         Independence
KS   Metcalf South        Overland Park
     West Ridge           Topeka
     Prairie Village Ctr. Prairie Village
Operating as Famous-Barr:
KY   Towne Sq.            Owensboro
Operating as L.S. Ayres:
IN   Honey Creek Sq.      Terre Haute

In addition, we remodeled 19 department stores in 1998, totaling
1.5 million retail square feet, which included the expansion of five stores by 164,000 square feet. At fiscal year-end, May operated 393 department stores in 32 states and the District of Columbia.

Our expansion program for 1999 includes 18 new department stores, totaling 2.5 million square feet of retail space. In addition, the company plans to remodel 29 department stores totaling 1.5 million square feet of retail space, which includes the expansion of 23 stores by a total of 734,000 square feet. We also plan to continue the aggressive pursuit of home store sales by converting space previously dedicated to consumer electronics. We plan to complete conversion of this space in 190 stores in 1999 and 70 stores in 2000.

The new-store plan for 1999 through 2003 would add 78 new department stores totaling 12 million retail square feet, a 3% annualized increase, net of closings. During this five-year period, May plans to invest $1.5 billion for new stores, $800 million to expand and remodel existing stores, and $360 million related to systems and operations. These are the major components of our $3.4 billion capital plan.

During 1998, the company completed a $500 million stock repurchase program totaling 12.5 million shares. The 1998 buyback was in addition to a $300 million 1997 stock repurchase program totaling
9.6 million shares and a $600 million 1996 stock repurchase program totaling 19.1 million shares. In February 1999, the company announced plans to repurchase up to an additional $500 million of May shares.


Review of Operations

Diluted earnings per share reached $2.30 in 1998, compared with $2.07 in 1997 and $1.87 in 1996. Net earnings totaled $849 million in 1998, compared with $779 million in 1997 and $749 million in 1996. The 1998 and 1997 diluted earnings per share growth rates were 11.1% and 10.7%, respectively. Net earnings growth rates were lower than diluted earnings per share growth rates due to $1.4 billion of stock repurchases completed in 1998, 1997, and 1996. Return on revenues was 6.3% in 1998, compared with 6.1% in 1997 and 6.2% in 1996.

Results for the past three years on a continuing operations basis and the related percent of revenues were as follows:

                                        1998              1997             1996
(dollars in millions, except
per share data)                     $      %          $      %         $      %

Net retail sales              $13,072           $12,291          $11,492

Revenues                      $13,413  100.0%   $12,685  100.0%  $12,000  100.0%
Cost of sales                   9,224   68.8      8,732   68.8     8,226   68.5
Selling, general, and
  administrative expenses       2,516   18.7      2,375   18.7     2,265   18.9
Interest expense, net             278    2.1        299    2.4       277    2.3

Earnings before income taxes    1,395   10.4      1,279   10.1     1,232   10.3
Provision for income taxes*       546   39.1        500   39.1       483   39.3

Net earnings                  $   849    6.3%   $   779    6.1%  $   749    6.2%

Diluted earnings per share**  $  2.30           $  2.07          $  1.87

*   Percent of revenues columns represent effective income tax rates.
**  Reflects three-for-two common stock split effective March 22, 1999.


LIFO (last-in, first-out) was a credit of $28 million, $5 million, and $20 million in 1998, 1997, and 1996, respectively. The impact of LIFO on cost of sales, as a percent of revenues, is shown below:

                                      1998     1997     1996

Cost of sales                         68.8%    68.8%    68.5%
LIFO credit                           (0.2)    (0.1)    (0.2)
Cost of sales before LIFO credit      69.0%    68.9%    68.7%

Earnings before interest and taxes excluding the LIFO credit for the past three years were as follows:

                                                         Increase
(dollars in millions)     1998     1997     1996      1998   1997
Operating earnings      $1,645   $1,573   $1,489       4.6%   5.7%
Percent of revenues       12.3%    12.4%    12.4%

The slight decline in operating earnings as a percentage of revenues was due to lower gross margins resulting from higher markdown levels.

May's 393 quality department stores are operated by eight regional department store companies across the United States under 11 long-standing and widely recognized trade names. Each store company holds a leading market position in its region.

The table below summarizes net retail sales, sales per square foot, gross retail square footage, and number of stores for each store company:

                                                       Net Retail                  Gross Retail
                                                Sales in Millions   Sales per    Square Footage
                                                       of Dollars  Square Foot     in Thousands         Number of Stores
Store Company: Headquarters                          1998    1997   1998  1997     1998    1997 1998   New  Closed  1997
Lord & Taylor: New York City                      $ 1,976 $ 1,875   $232  $243    9,461   8,208   73    10       -    63
Hecht's, Strawbridge's: Washington, D.C.            2,368   2,285    200   195   12,231  12,318   71     3       3    71
Foley's: Houston                                    2,060   1,888    196   186   10,993  10,647   57     2       -    55
Robinsons-May: Los Angeles                          1,936   1,849    196   189   10,156  10,140   55     1       1    55
Filene's: Boston                                    1,578   1,450    244   236    6,710   6,394   42     2       -    40
Kaufmann's: Pittsburgh                              1,549   1,489    199   193    8,177   7,961   48     2       1    47
Famous-Barr, L.S. Ayres, The Jones Store: St. Louis 1,206   1,060    207   202    7,159   5,408   39     9       -    30
Meier & Frank: Portland, Ore.                         399     395    231   229    1,768   1,768    8     -       -     8
The May Department Stores Company                 $13,072 $12,291   $209  $204   66,655  62,844  393    29       5   369

Net retail sales represent sales of stores open at the end of 1998.
Sales per square foot are calculated from revenues and average gross retail square footage.
Gross retail square footage represents square footage of stores open at the end of the period presented.


                             1998    1997    1996    1995    1994    1993    1992    1991    1990    1989    1988
Return on beginning equity   22.2%   21.2%   19.4%   20.8%   21.3%   22.1%   21.5%   20.7%   21.8%   18.0%   18.6%

                             1998    1997    1996    1995    1994    1993    1992    1991    1990    1989    1988
Return on net assets         19.8%   18.5%   18.8%   20.1%   20.1%   19.0%   15.4%   14.5%   15.8%   16.9%   16.2%

                              1998    1997    1996    1995    1994    1993    1992    1991    1990    1989    1988
Year-end dividend rate
per common share             $0.85   $0.80   $0.77   $0.76   $0.69   $0.61   $0.55   $0.54   $0.53   $0.47   $0.38

                              1998     1997     1996     1995     1994     1993     1992     1991     1990     1989     1988
Common stock closing price
and price range:
Low price                   $33.17   $29.08   $27.00   $22.33   $21.50   $22.29   $17.33   $15.08   $12.46   $11.54   $ 9.58
High price                  $47.25   $38.08   $34.83   $30.83   $30.08   $31.00   $24.83   $20.13   $19.71   $17.54   $13.33
Closing price               $40.25   $35.04   $29.67   $29.25   $23.42   $26.50   $23.46   $18.29   $15.17   $15.25   $12.50

Net Retail Sales
Net retail sales (see page 25 for definition) increases for 1998 and 1997 were as follows:

                   1998 vs. 1997      1997 vs. 1996
                                                        Five-year
                     Store-for-          Store-for-      Compound
           Total          Store   Total       Store   Growth Rate

             6.4%           3.5%    7.0%        3.6%          7.9%

The total sales increase for 1998 reflects a 3.5% rise in store-for-store sales, the opening of 24 net new stores in 1998, and the full-yearimpact of 1997 store openings. The total sales increase for 1997 includes a 3.6% store for-store sales increase, the opening of four net new stores, and the full year impact of 1996 store openings.

Sales include leased and licensed department sales of $385 million, $353 million, and $326 million in 1998, 1997, and 1996,respectively. Revenues include finance charge revenues of $298 million, $319 million, and $338 million in 1998, 1997, and 1996, respectively. Finance charge revenues have decreased due to increased use of third-party credit cards and corresponding decreased use of the company's proprietary credit cards.

Cost of Sales
Cost of sales includes cost of merchandise sold and buying and occupancy costs. Cost of sales was $9.22 billion in 1998, compared with $8.73 billion in 1997, a 5.6% increase. The overall increase resulted from a 6.4% increase in sales. As a percent of revenues, cost of sales remained constant between 1997 and 1998 at 68.8%. Excluding the LIFO credit, cost of sales increased to 69.0% in 1998, compared with 68.9% in 1997. This increase was primarily the result of higher promotional markdown levels.

Cost of sales was $8.73 billion in 1997, compared with $8.23 billion in 1996, a 6.2% increase. The overall increase resulted from a 7.0% increase in sales. As a percent of revenues, cost of sales increased 0.3% from 68.5% in 1996 to 68.8% in 1997. This increase was due to higher promotional activity and a lower LIFO credit in 1997. Excluding the LIFO credit, cost of sales increased to 68.9% in 1997, compared with 68.7% in 1996.

Selling, General, and Administrative Expenses
Selling, general, and administrative expenses were $2.52 billion in 1998, compared with $2.38 billion in 1997, a 5.9% increase. The overall increase was due to a 6.4% increase in sales. As a percent of revenues, selling, general, and administrative expenses remained constant at 18.7% in 1998, compared with 1997. A decrease in credit expense, partly related to lower bankruptcy rates, was offset by increases in advertising, retirement, and profit-sharing expense.

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

Selling, general, and administrative expenses include advertising and sales promotion costs of $500 million, $463 million, and $439 million in 1998, 1997, and 1996, respectively.

Interest Expense
Interest expense components were:

(dollars in millions)       1998    1997     1996
Interest expense            $311    $324     $310
Interest income              (19)    (11)     (16)
Capitalized interest         (14)    (14)     (17)
Interest expense, net       $278    $299     $277
Percent of revenues          2.1%    2.4%     2.3%

The decrease in 1998 net interest expense compared with 1997 was due to both lower average long-term debt balances and higher average cash equivalent balances.

The increase in 1997 net interest expense compared with 1996 was due to increased averagelong-term debt balances related to borrowings to finance the company's 1996 common stock repurchases and debt assumed in the Strawbridge & Clothier transaction.

Income Taxes
The effective income tax rates were 39.1%, 39.1%, and 39.3% in 1998, 1997, and 1996, respectively.

Discontinued Operation
Effective May 4, 1996,the company spun off Payless ShoeSource, Inc. (Payless) as a tax-free distribution to shareowners.

Extraordinary Items
The company recorded an aftertax loss of $4 million ($5 million pretax) in 1997 and $5 million ($8 million pretax) in 1996 related to the early retirement of debt.

Impact of Inflation
Inflation did not have a material impact on the company's 1998 sales growth and earnings. The company values its inventory on a LIFO basis, and as a result, the current cost of merchandise is reflected in current operating results.

Review of Financial Condition

We continue to meet our objective of generating superior shareowner returns while maintaining access to capital at reasonable costs.

Return on Equity
Return on equity is our principal measure for evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Our objective is performance that places our return on equity in the top quartile of the retail industry. Return on beginning equity was 22.2% in 1998, compared with 21.2% in 1997 and 19.4% in 1996. Both years' increases resulted from net earnings growth and stock repurchases in the prior year.

Return on Net Assets
Return on net assets measures performance independent of capital structure. Return on net assets represents pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year net assets (including present value of operating leases). Return on net assets was 19.8% in 1998, compared with 18.5% in 1997 and 18.8% in 1996.

Cash Flow
Cash flow from operations (net earnings plus depreciation/ amortization) was $1.3 billion, or 9.6% of revenues in 1998. This compares with 9.4% in 1997 and 9.3% in 1996. The company's cash flow as a percent of revenues continues to be one of the highest in the retail industry, and provides the company with significant resources to enhance shareowners' value.

Sources (uses) of cash flows are summarized below:

(dollars in millions)             1998      1997       1996
Net earnings and
   depreciation/amortization    $1,288     $1,191     $1,123
Working capital decreases          158        265        142
Discontinued operation               -          -        (13)
Other operating activities          59         70          7
Capital expenditures and
   other investing activities     (888)      (463)      (603)
Net long-term debt
   issuances (repayments)          129       (340)       412
Net purchases of common stock     (525)      (329)      (820)
Dividend payments                 (308)      (297)      (305)
Increase (decrease) in
   cash and cash equivalents    $  (87)     $  97      $ (57)

See "Consolidated Statement of Cash Flows" on page 23.

Financing Activities
During the third quarter of 1998, May issued $350 million in new debt: $200 million of 6.70% debentures due September 15, 2028, and $150 million of 5.95% notes due November 1, 2008. The proceeds from the issuances were added to the company's general funds and were used primarily for repayment of a portion of May's short-term indebtedness, capital expenditures, store acquisitions, and stock repurchases. Commercial paper borrowings were made to fund seasonal working capital requirements. In 1997, the company did not issue any long term debt.

Available Credit
The company has $767 million of available borrowing under its multiyear credit agreements, including a minority-owned bank facility. In addition, the company has filed with the Securities and Exchange Commission shelf registration statements that would enable it to issue up to $1.0 billion of additional debt securities.

Financial Condition Ratios
Our debt-to-capitalization and fixed-charge coverage ratios are consistent with our capital structure objective. They provide us with substantial financial flexibility.

The debt-to-capitalization ratios were 45%, 44%, and 48% for 1998, 1997, and 1996, respectively. For purposes of the debt-to-capitalization ratio, total debt is defined as short-term and long-term debt (including the Employee Stock Ownership Plan
(ESOP) debt reduced by unearned compensation), and the capitalized value of all leases, including operating leases. Capitalization is defined as total debt, noncurrent deferred taxes, ESOP preference shares, and shareowners' equity. See "Profit Sharing" on page 26 for discussion of the ESOP.

The fixed-charge coverage ratios were 4.5x in 1998 and 4.1x in 1997 and 1996. Fixed charges are defined as gross interest expense, interest expense on the ESOP debt, total rent expense, and the pretax equivalent of dividends on redeemable preferred stock.

Debt Ratings
In November 1998, May's bond rating by Moody's Investors Service, Inc. was increased from A2 to A1. Our bonds continue to be rated A by Standard & Poor's Corporation. Our commercial paper is rated P1 by Moody's and A1 by Standard & Poor's. May's senior unsecured bank credit agreement was assigned an A1 rating by Moody's.

Capital Expenditures
Our strong financial condition enables us to make capital expenditures to enhance shareowners' returns. Return on net assets, internal rate of return, and sales per square foot are emphasized as the principal operating measures as we invest in new stores, remodel existing stores, and eliminate unproductive space.

The 1999 capital expenditure plan approximates $700 million.
Capital expenditures for the period 1999 through 2003 are planned at $3.4 billion.

Common Stock Dividends and Market Prices
Subsequent to year-end, the board of directors approved a three-for-two common stock split for distribution on March 22, 1999, equivalent to one share of common stock for each two shares of common stock held by shareowners of record on March 1, 1999. All share and per share data included in this annual report have been restated to reflect the stock split.

Our dividend policy is based on earnings growth and capital investment requirements. Our objective is to increase dividends on common stock as we achieve earnings growth. The company increased the 1999 annual dividend rate by 5.1%, or 4-1/3 cents per share, to 89 cents per share. This is our 24th consecutive annual dividend increase. The new annual dividend rate of 89 cents per share was effective with the March 1999 dividend payment. Dividends paid have increased at a compound rate of 7.2% during the past five years. The company has paid consecutive quarterly dividends since 1911.

The quarterly price ranges of the common stock and dividends per share in 1998 and 1997 were:
                                1998                               1997
             Market Price  Dividends           Market Price   Dividends
Quarter    High       Low  per Share        High       Low    per Share
First  $44-5/16  $35-5/16   $.21-1/6   $33-3/16   $29-1/16         $.20
Second  47-1/4    41-5/16    .21-1/6    37-15/16   30-3/16          .20
Third   44-11/16  33-3/16    .21-1/6    38-1/16    33-13/16         .20
Fourth  43        37-11/16   .21-1/6    37-15/16   33-1/4           .20
Year   $47-1/4   $33-3/16   $.84-2/3    $38-1/16   $29-1/16        $.80

The approximate number of common shareowners as of March 1, 1999, was 46,000.

Forward-looking Statements
Management's Discussion and Analysis contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. While such statements reflect all available information and management's judgment and estimates of current and anticipated conditions and circumstances, prepared with the assistance of specialists within and outside the company, many factors outside of May's control exist that have an impact on its operations. Such factors include, but are not limited to: competitive changes; general and regional economic conditions; consumer preferences and spending patterns; availability of adequate locations for building or acquiring new stores; ability to hire and retain qualified associates; possible widespread inability to perform due to year 2000 issues by merchandise vendors, public utilities, telecommunications providers, and financial institutions; and the general economic impact of the year 2000 issues. Because of these factors, actual performance could differ materially from that described in the forward-looking statements.

Year 2000 Readiness
In 1996, May began assessing and preparing its critical information systems, communications networks, equipment, and facilities for the year 2000. As of the end of fiscal 1998, May completed this assessment and substantially completed the coding, testing, and installation of necessary modifications. May will test certain interfaces with some merchandise and service vendors for year 2000 compliance through the spring of 1999. Since May is substantially complete with its modifications, the company does not expect any material disruption of business. Through participation in a National Retail Federation sponsored survey and other means, May is receiving assurances from its primary merchandise vendors and service providers regarding their year 2000 readiness.

May developed and maintains most of its application systems internally. Over the past 12 months, May used approximately 15% of its information systems resources to address companywide year 2000 issues. May's use of outside consultants and contractors to address year 2000 compliance has not been significant. Through fiscal 1998, the cumulative cost of the company's year 2000 effort approximates $6 million, which May expensed as incurred.

Under the most reasonably likely worst case scenario, May does not anticipate more than isolated, temporary disruptions of its operations caused by year 2000 failures affecting either the company or its primary merchandise and service vendors. May expects that its technically trained personnel, working in cooperation with key vendors and service providers, should be able to address year 2000 system issues that may arise. To the extent May's vendors are unable to deliver products and provide services due to their own year 2000 issues, May believes it will generally have alternative sources for comparable products and services and does not expect to experience any material business disruptions. Many risks, however, such as the failure to perform by public utilities, telecommunications providers, and financial institutions, and the impact of the year 2000 issue on the economy as a whole, are outside May's control and could adversely affect the company and its ability to conduct business. While May has made a significant effort to address all anticipated risks within its control, this is an event without precedent; consequently, there can be no assurance that the year 2000 issue will not have a material adverse impact on May's financial condition, operating results, or business.

[The following "Consolidated Financial Statements" section is a reproduction of the same named section in the paper format Annual
Report on pages 21-24.]

Consolidated Statement of Earnings

(dollars in millions, except per share)
                                             1998     1997     1996

Net retail sales                          $13,072  $12,291  $11,492

Revenues                                  $13,413  $12,685  $12,000
Cost of sales                               9,224    8,732    8,226
Selling, general, and
  administrative expenses                   2,516    2,375    2,265
Interest expense, net                         278      299      277

Total cost of sales and expenses           12,018   11,406   10,768
Earnings from continuing operations
  before income taxes                       1,395    1,279    1,232
Provision for income taxes                    546      500      483

Net earnings from continuing operations       849      779      749
Net earnings from discontinued operation        -        -       11
Net earnings before extraordinary loss        849      779      760

Extraordinary loss related to early
  extinguishment of debt, net
  of income taxes                               -       (4)      (5)

Net earnings                              $   849  $   775  $   755

Basic earnings per share:
  Continuing operations                   $  2.43  $  2.18  $  1.97
  Discontinued operation                        -        -     0.03
  Net earnings before extraordinary loss     2.43     2.18     2.00
  Extraordinary loss                            -    (0.01)   (0.01)
Basic earnings per share                  $  2.43  $  2.17  $  1.99

Diluted earnings per share:
  Continuing operations                   $  2.30  $  2.07  $  1.87
  Discontinued operation                        -        -     0.03
  Net earnings before extraordinary loss     2.30     2.07     1.90
  Extraordinary loss                            -    (0.01)   (0.01)
Diluted earnings per share                $  2.30  $  2.06  $  1.89

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

(dollars in millions,                     January 30,  January 31,
 except per share)                              1999         1998

Assets
Current assets:
  Cash                                    $       15   $       14
  Cash equivalents                                97          185
  Accounts receivable, net                     2,144        2,164
  Merchandise inventories, net of LIFO
   reserves of $65 and $93                     2,655        2,433
  Other current assets                            76           82
Total current assets                           4,987        4,878

Property and equipment:
  Land                                           316          304
  Buildings and improvements                   3,581        3,393
  Furniture, fixtures, and equipment           3,232        3,028
  Property under capital leases                  131           62
Total property and equipment                   7,260        6,787
Accumulated depreciation                      (2,747)      (2,563)
  Property and equipment, net                  4,513        4,224

Goodwill, net of accumulated
   amortization of $199 and $174                 933          752
Other assets                                     100           76
Total assets                              $   10,533   $    9,930

Liabilities and shareowners' equity
Current liabilities:
  Current maturities of long-term debt    $       98   $      233
  Accounts payable                             1,017          842
  Accrued expenses                               755          640
  Income taxes payable                           189          151
Total current liabilities                      2,059        1,866

Long-term debt                                 3,825        3,512
Deferred income taxes                            482          449
Other liabilities                                309          277

ESOP preference shares                           327          337
Unearned compensation                           (305)        (320)

Shareowners' equity:
  Common stock                                   167          173
  Additional paid-in capital                       -            -
  Retained earnings                            3,669        3,636
Total shareowners' equity                      3,836        3,809

Total liabilities and shareowners' equity $   10,533   $    9,930

Common stock has a par value of $.50 per share; 700 million shares are authorized and 470.5 million shares were issued. At January 30, 1999, 334.7 million shares were outstanding, and 135.8 million shares were held in treasury. At January 31, 1998, 346.5 million shares were outstanding, and 124.0 million shares were held in treasury.

ESOP preference shares have a par value of $.50 per share and a stated value of $507 per share; 800,000 shares are authorized. At January 30, 1999, 645,320 shares (convertible into 21.8 million shares of common stock) were issued and outstanding. At January 31, 1998, 665,866 shares (convertible into 22.5 million shares of common stock) were issued and outstanding.

See Notes to Consolidated Financial Statements.

Consolidated  Statement of Cash Flows
(dollars in millions)                            1998    1997   1996

Operating activities:
Net earnings                                  $   849  $  775 $  755
Adjustments for noncash items
 included in earnings:
  Depreciation and amortization                   439     412    374
  Deferred income taxes                            48      58     45
  Deferred and unearned compensation                5       8     10
Working capital changes*                          158     265    142
Other assets and liabilities, net                   6       8    (43)

Total operating activities                      1,505   1,526  1,283

Investing activities:
Capital expenditures                             (630)   (496)  (632)
Dispositions of property and equipment             44      33     29
Acquisition                                      (302)      -      -
Cash used in discontinued operation                 -       -    (24)

Total investing activities                       (888)   (463)  (627)

Financing activities:
Issuances of long-term debt                       350       -    800
Repayments of long-term debt                     (221)   (340)  (388)
Purchases of common stock                        (589)   (394)  (869)

Issuances of common stock                          64      65     49
Dividend payments                                (308)   (297)  (305)

Total financing activities                       (704)   (966)  (713)

Increase (decrease) in
  cash and cash equivalents                       (87)     97    (57)

Cash and cash equivalents, beginning of year      199     102    159
Cash and cash equivalents, end of year        $   112  $  199   $102

*Working capital changes comprise:
  Accounts receivable, net                    $    20  $  262   $139
  Merchandise inventories                        (176)    (53)  (211)
  Other current assets                             12      46     45
  Accounts payable                                176     (30)   180
  Accrued expenses                                 89      26    (20)
  Income taxes payable                             37      14      9
  Net decrease in working capital             $   158  $  265 $  142

Cash paid during the year:
Interest                                      $   297   $ 319 $  288
Income taxes                                      411     355    380

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareowners' Equity

                                                  Outstanding    Additional                             Total
(dollars in millions,                            Common Stock       Paid-in       Retained        Shareowners'
shares in thousands)                     Shares       Dollars       Capital       Earnings             Equity
Balance at February 3, 1996              373,307         $187       $   -           $4,398             $4,585
Net earnings                                   -           -            -              755                755
Dividends paid:
  Common stock ($0.77 per share)               -           -            -             (287)              (287)
  ESOP preference shares,
   net of tax benefit                          -           -            -              (18)                (18)
Common stock issued                        9,968           5          256                -                 261
Common stock purchased                   (27,886)        (14)        (256)            (599)               (869)
Distribution of equity in
   Payless ShoeSource, Inc.                    -           -            -             (777)               (777)

Balance at February 1, 1997              355,389         178            -            3,472               3,650
Net earnings                                   -           -            -              775                 775
Dividends paid:
  Common stock ($0.80 per share)               -           -            -             (279)               (279)
  ESOP preference shares,
   net of tax benefit                          -           -            -              (18)                (18)
Common stock issued                        3,419           2           73                -                  75
Common stock purchased                   (12,296)         (7)         (73)            (314)               (394)

Balance at January 31, 1998              346,512         173            -            3,636               3,809
Net earnings                                   -           -            -              849                 849
Dividends paid:
  Common stock ($0.84 2/3 per share)           -           -            -             (290)               (290)
  ESOP preference shares,
   net of tax benefit                          -           -            -              (18)                (18)
Common stock issued                        3,141           1           74                -                  75
Common stock purchased                   (14,989)         (7)         (74)            (508)               (589)

Balance at January 30, 1999              334,664        $167        $   -           $3,669              $3,836

Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:
                                                                     1998            1997                1996
Balance, beginning of year                                        123,943         115,066              97,148
Common stock issued:
  Exercise of stock options                                        (1,914)         (2,372)             (1,495)
  Deferred compensation plan                                         (227)           (243)               (225)
  Restricted stock grants,
   net of forfeitures                                                (306)           (156)               (368)
  Conversion of ESOP preference shares                               (694)           (648)             (1,194)
  Acquisitions                                                          -               -              (6,686)
                                                                   (3,141)         (3,419)             (9,968)
Common stock purchased                                             14,989          12,296              27,886
Balance, end of year                                              135,791         123,943             115,066

See Notes to Consolidated Financial Statements.

[The following "Notes to Consolidated Financial Statements" section is a reproduction of the same named section included in the paper format Annual Report on pages 25-31.]


Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Fiscal Year
The company's fiscal year ends the Saturday closest to January 31. Fiscal years 1998, 1997, and 1996 ended on January 30, 1999,
January 31, 1998, and February 1, 1997, respectively. References to years in this annual report relate to fiscal years rather than calendar years.

Basis of Reporting
The consolidated financial statements include the accounts of The May Department Stores Company, a Delaware corporation, and all wholly owned subsidiaries (May or the company). The company's 393 quality department stores are operated by eight regional department store companies across the United States under 11 long-standing and widely recognized trade names. The company aggregates its eight store companies into one reportable segment. The consolidated financial statements reflect Payless ShoeSource, Inc. (Payless), as a discontinued operation through May 4, 1996. All the notes, except "Discontinued Operation" on page 31, reflect data on a continuing operations basis.

Use of Estimates
Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

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

Preopening Expenses
Preopening expenses of new stores are expensed as incurred.

Income Taxes
Income taxes are accounted for by the liability method. The liability method applies statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

Earnings per Share
In 1997, the company adopted Statement of Financial Accounting
Standards (SFAS) No.128, "Earnings per Share," for all periods presented. References to earnings per share relate to diluted earnings per share.

Common Stock Split
All share and per share data included in this annual report have been restated to reflect a three-for-two common stock split effective March 22, 1999.

Stock-based Compensation
The company accounts for stock-based compensation by applying APB
Opinion No. 25, as allowed under SFAS No. 123, "Accounting for
Stock-based Compensation."

Cash Equivalents
Cash equivalents consist primarily of commercial paper with maturities of less than three months. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable
In accordance with industry practice, installments on deferred-payment accounts receivable maturing in more than one year have been included in current assets.

Merchandise Inventories
Merchandise inventories are valued by the retail method and are stated on the LIFO (last-in, first-out) cost basis, which is lower than market.

Property and Equipment
Property and equipment are recorded at cost and are depreciated on a straight line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over their useful lives or related lease terms, whichever is shorter. In 1998, the company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which did not have a significant impact on the company.

Goodwill
Goodwill represents the excess of cost over the fair value, at the dates of acquisition, of net tangible assets acquired.
Substantially all amounts are amortized using the straight-line method over a 40-year period.

Long-lived Assets
Long-lived assets and certain identifiable intangibles, to be held and used or disposed of, are reviewed to determine whether the carrying amount of the asset is recoverable. Impairment losses resulting from these reviews have not been significant.

Financial Derivatives
Financial derivatives are used only to reduce risk in specific business transactions. The company periodically purchased forward contracts on firm commitments to minimize the risk of foreign currency fluctuations. These contracts were not significant.

Reclassifications
Certain prior-period amounts have been reclassified to conform with the current-year presentation.

Quarterly Results (Unaudited)

Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:

(dollars in millions,                         1998 Quarter    1998
except per share)           First  Second    Third  Fourth    Year
Revenues                   $2,817  $2,889   $3,089  $4,618 $13,413
Cost of sales               1,983   2,019    2,180   3,042   9,224
Selling, general, and
  administrative expenses     584     587      625     720   2,516
Pretax earnings               183     218      215     779   1,395
Net earnings                  110     131      130     478     849
Basic earnings per share   $ 0.30  $ 0.37   $ 0.36  $ 1.40 $  2.43
Diluted earnings per share   0.29    0.35     0.35    1.31    2.30


(dollars in millions,                         1997 Quarter    1997
except per share)           First  Second    Third  Fourth    Year
Revenues                   $2,675  $2,749   $2,969  $4,292 $12,685
Cost of sales               1,881   1,921    2,097   2,833   8,732
Selling, general, and
  administrative expenses     555     559      599     662   2,375
Pretax earnings               163     193      199     724   1,279
Net earnings                   98     116      120     445     779
Basic earnings per share   $ 0.26  $ 0.32   $ 0.34  $ 1.26 $  2.18
Diluted earnings per share   0.26    0.31     0.32    1.18    2.07

There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. The following unaudited supplementary information shows what the pro forma diluted per share impact of LIFO would have been had the final variables and factors been known at the beginning of each year:
                                    1998              1997
                          Pro         As     Pro        As
Quarter                 Forma   Reported   Forma   Reported
First                  $(0.01)    $ 0.01  $ 0.00     $ 0.01
Second                  (0.01)      0.01    0.00       0.01
Third                   (0.01)      0.01    0.00       0.01
Fourth                  (0.02)     (0.08)  (0.01)     (0.04)
Year                   $(0.05)    $(0.05) $(0.01)    $(0.01)

Profit Sharing

The company has a qualified profit-sharing plan that covers associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined-contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $57 million for 1998, which represents a record effective match rate of 113%. The matching allocation value was $48 million and $43 million in 1997 and 1996, respectively.

The plan includes an Employee Stock Ownership Plan (ESOP) under which the plan borrowed $400 million in 1989, guaranteed by the company, at an average rate of 8.5%. The proceeds were used to purchase $400 million (788,955 shares) of convertible preference stock of the company (ESOP preference shares). Each share is convertible into 33.787 shares of common stock and has a stated value of $15.01 per common share equivalent. The annual dividend rate on the ESOP preference shares is 7.5%.

The $317 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as long-term debt because the company will fund the required debt service through 2004. The company's contributions to the ESOP, along with the dividends on the ESOP preference shares, are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $27 million in 1998, $29 million in 1997, and $31 million in 1996. ESOP preference shares' dividends were $25 million in 1998, and $26 million in 1997 and 1996.

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

The company's profit-sharing expense was $28 million, $24 million, and $22 million in 1998, 1997, and 1996, respectively.

At January 30, 1999, the plan beneficially owned 15.6 million shares of the company's common stock and 100% of the company's ESOP preference shares. These holdings represent 10.5% of the company's common stock.

Pension and Other Postretirement Benefits

The company has two qualified defined-benefit plans that cover associates who work 1,000 hours or more in a year and have attained age 21. The company also maintains two nonqualifled, supplementary defined-benefit plans for certain associates. All plans are noncontributory and provide benefits based upon years of service and pay during employment.

Pension expense is based on information provided by an outside actuarial firm, which uses assumptions to estimate the total benefits ultimately payable to associates, then allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The accumulated benefit obligations (ABO), change in projected benefit obligations (PBO), change in net plan assets, and funded status of the benefit plans are summarized in the tables below:

                                            Qualified   Nonqualified
                                                Plans          Plans
                                              (funded)     (unfunded)
(dollars in millions)                      1998  1997   1998    1997
Change in PBO: (1)
PBO at beginning of year                   $476  $383   $102   $  90
Service cost                                 30    25      3       3
Interest cost                                32    28      8       6
Business combinations                         8     -      -       -
Actuarial loss (2)                           24    71     14       7
Benefits paid                               (53)  (31)    (5)     (4)
PBO at end of year                         $517  $476   $122   $ 102
ABO at end of year (3)                     $464  $433   $ 99   $  86

Change in net plan assets:
Fair value of net plan assets
   at beginning of year                    $490  $409   $  -   $   -
Actual return on plan assets                 89    89      -       -
Employer contribution                        44    23      -       -
Business combinations                         9     -      -       -
Benefits paid                               (53)  (31)     -       -
Fair value of net plan
   assets at end of year                   $579  $490   $  -   $   -

Funded status:
Plan assets in excess of(less than) PBO    $ 62  $ 14  $(122)  $(102)
Unrecognized net actuarial loss (gain)      (50)  (20)    21      10
Unrecognized prior service cost               2     3     14      14
Additional minimum liability (4)              -     -    (12)      -
Prepaid (accrued) benefit cost             $ 14   $(3) $ (99)  $ (78)
Plan assets in excess of(less than) ABO    $115   $57  $ (99)  $ (86)

The components of net periodic benefit costs and actuarial assumptions for the benefit plans are summarized in the following tables:

(dollars in millions)                       1998     1997     1996
Components of pension expense (all plans):
Service cost                                $ 33     $ 28     $ 27
Interest on PBO                               40       34       24
Expected return on assets                    (34)     (30)     (20)
Net amortization (5)                           3        2        -
Total                                       $ 42     $ 34     $ 31

                                                         January 1,
                                            1999     1998     1997
Actuarial assumptions:
Discount rate                               6.75%    7.00%    7.50%
Expected return on plan assets              7.00     7.25     7.75
Salary increase                             4.25     4.50     4.50

Definition of terms:
(1) PBO is the actuarial present value of benefits attributed by the benefit formula to prior associate service; it takes into consideration future salary increases.
(2) Actuarial loss is the change in value of the benefit obligations or the plan assets resulting from changes in actuarial assumptions or from experience different than assumed.
(3) ABO is the actuarial present value of benefits (both vested and nonvested) attributed by the pension benefit formula to prior associate service based on current and past compensation levels.
(4) The additional minimum liability represents the excess of the accumulated benefit obligation over the accrued pension costs recognized. Recognizing the additional minimum liability results in an intangible asset being recorded for an equal amount.
(5) Prior service cost is amortized over the remaining service period.

The accrued pension costs are included in other liabilities.
Prepaid pension costs and intangible assets are included in other assets.

The company also provides postretirement life and/or health benefits for certain associates. As of January 30, 1999, the company's estimated PBO (using a discount rate of 6.75%) for postretirement benefits was $48 million, of which $45 million was accrued in other liabilities. As of January 31, 1998, the company's estimated PBO (using a discount rate of 7.0%) for postretirement benefits was $44 million, of which $42 million was accrued in other liabilities. An unrecognized net loss of less than 10% of PBO need not be amortized. The postretirement plan is unfunded. The postretirement benefit expense was $4 million in 1998, and $3 million in 1997 and 1996.

The estimated future obligations for postretirement medical benefits are based upon assumed annual healthcare cost increases of 10% for 1999, decreasing by 1% annually to 6% for 2003 and future years. A 1% increase or decrease in the assumed annual health care cost increases would increase or decrease the present value of estimated future obligations for postretirement benefits by approximately $1 million.

Another important element in the retirement programs is the federal Social Security system, into which the company paid $155 million in 1998 as its matching contribution to the $155 million paid in by associates.

Taxes

The provision for income taxes and the related percent of pretax earnings for the last three years were as follows:

                            1998        1997        1996
(dollars in millions)    $     %     $     %     $     %
Federal               $420        $359        $344
State and local         77          65          69
Current taxes          497  35.6%  424  33.2%  413  33.6%

Federal                 41          64          58
State and local          8          12          12
Deferred taxes          49   3.5    76   5.9    70   5.7
Total                 $546  39.1% $500  39.1% $483  39.3%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

                                    1998        1997        1996
Statutory federal income tax rate   35.0%       35.0%       35.0%
State and local income taxes         6.1         6.0         6.6
Federal tax benefit of state
   and local incometaxes            (2.2)       (2.1)       (2.3)
Other, net                           0.2         0.2           -
Effective income tax rate           39.1%       39.1%       39.3%

Major components of deferred tax assets (liabilities) were as follows:
                                               Jan. 30,  Jan. 31,
(dollars in millions)                             1999      1998
Accrued expenses and reserves                     $102     $ 144
Deferred and other compensation                    123       116
Depreciation/amortization and basis differences   (474)     (460)
Other deferred income tax liabilities, net        (206)     (224)
Net deferred income taxes                         (455)     (424)
Less: Net current deferred income tax assets        27        25
Noncurrent deferred income taxes                 $(482)    $(449)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

Earnings per Share

The following tables reconcile net earnings and weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for 1998, 1997, and 1996.

                                                              1998
                                         Net              Earnings
(in millions, except per share)     Earnings   Shares    per Share
Net earnings                            $849
ESOP preference
   shares' dividends                     (18)
Basic earnings per share                 831    342.6        $2.43
ESOP preference shares                    15     22.2
Assumed exercise of options
   (treasury stock method)                 -      2.6
Diluted earnings per share              $846    367.4        $2.30

                                                              1997
                                         Net              Earnings
(in millions, except per share)     Earnings    Shares   per Share
Net earnings                            $779
ESOP preference
   shares' dividends                     (18)
Basic earnings per share                 761     348.5       $2.18
ESOP preference shares                    14      22.9
Assumed exercise of options
   (treasury stock method)                 -       2.2
Diluted earnings per share              $775     373.6       $2.07

                                                              1996
                                         Net              Earnings
(in millions, except per share)     Earnings    Shares   per Share
Net earnings                            $749
ESOP preference
   shares' dividends                     (18)
Basic earnings per share                 731     370.8       $1.97
ESOP preference shares                    13      23.1
Assumed exercise of options
   (treasury stock method)                 -       2.3
Diluted earnings per share              $744     396.2       $1.87

Accounts Receivable

During 1998, credit sales under department store credit programs were $5.8 billion, or 43.6% of 1998 revenues; this compares with 45.6% in 1997 and 50.0% in 1996. An estimated 27 million customers hold credit cards under the company's various credit programs. Sales made through third-party credit cards totaled $4.1 billion in 1998, compared with $3.6 billion in 1997 and $3.0 billion in 1996. Net accounts receivable consisted of:
                                              Jan. 30,   Jan. 31,
(dollars in millions)                            1999       1998
Customer accounts receivable                   $2,127     $2,167
Other accounts receivable                          99         93
Total accounts receivable                       2,226      2,260
Allowance for uncollectible accounts              (82)       (96)
Accounts receivable, net                       $2,144     $2,164

The fair value of customer accounts receivable approximates their carrying values at January 30, 1999, and January 31, 1998, due to the short-term nature of these accounts.

Other Current Assets

In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories of $49 million and $57 million in 1998 and 1997, respectively.

Other Assets

Other assets consisted of:
                                                Jan. 30,   Jan. 31,
(dollars in millions)                              1999       1998
Deferred debt expense                              $ 33        $30
Notes receivable                                     30         29
Prepaid and intangible pension asset                 26          -
Other                                                11         17
Total                                              $100        $76

Accrued Expenses

Accrued expenses consisted of:
                                                Jan. 30,   Jan. 31,
(dollars in millions)                              1999       1998
Insurance costs                                    $179       $164
Salaries, wages, and employee benefits              127        112
Sales, use, and other taxes                         107         97
Interest and rent expense                            96         92
Advertising and other operating expenses             79         65
Construction costs                                   51         34
Store closings and real estate-related expenses      45         38
Other                                                71         38
Total                                              $755       $640

Short-term Debt and Lines of Credit

Short-term borrowings for the last three years were:

(dollars in millions)                       1998     1997     1996
Balance outstanding at year end                -        -        -
Average balance outstanding                 $195     $182     $ 35
Average interest rate on average balance     5.4%     5.7%     5.7%
Maximum balance outstanding                 $621     $487     $178

The average balance of short-term borrowings outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term borrowings were outstanding during the year. The company has $767 million available under credit agreements, including a minority-owned bank facility.

Long-term Debt

Long-term debt and capital lease obligations were:
                                                 Jan. 30,  Jan. 31,
(dollars in millions)                               1999      1998
5.7% to 10.75% unsecured notes and
   sinking-fund debentures due 1999-2036          $3,741    $3,630
3.0% to 10.0% mortgage notes and
   bonds due 2000-2012                                59        62
Debt                                               3,800     3,692
Capital lease obligations                            123        53
Total debt and capital lease obligations           3,923     3,745
Less current maturities                               98       233
Total long-term                                   $3,825    $3,512

The company recorded an extraordinary aftertax loss of $4 million
($5 million pretax) in 1997 and $5 million ($8 million pretax) in 1996 related to the early retirement of debt.

The annual maturities of long-term debt, including sinking fund requirements, are $98 million, $260 million, $86 million, $270 million, and $134 million for 1999 through 2003.

The net book value of property and equipment encumbered under long-term debt agreements was $114 million at January 30, 1999.

The fair value of long-term debt (excluding capital lease obligations) was approximately $4.5 billion and $4.2 billion at January 30, 1999, and January 31, 1998, respectively. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities.

Lease Obligations

The company owns approximately 75% of its stores. Rental expense for the company's operating leases consisted of:

(dollars in millions)                       1998     1997    1996
Minimum rentals                              $49      $47     $45
Contingent rentals based on sales             18       17      17
Real property rentals                         67       64      62
Equipment rentals                              3        4       4
Total                                        $70      $68     $66

Future minimum lease payments at January 30, 1999, were as follows:

                                     Capital    Operating
(dollars in millions)                 Leases       Leases    Total
1999                                    $ 14         $ 46     $ 60
2000                                      13           41       54
2001                                      13           37       50
2002                                      13           35       48
2003                                      13           31       44
After 2003                               189          241      430

Minimum lease payments                  $255         $431     $686

Less imputed interest component          132

Present value of net minimum
  lease payments of which
  $3 million is included in
  current liabilities                   $123

The present value of operating leases was $256 million at January
30, 1999.

Property under capital leases, including property under capital leases described in the "Acquisitions" footnote (page 31), is summarized as follows:

                                              Jan. 30,     Jan. 31,
(dollars in millions)                            1999         1998
Cost                                             $131         $ 62
Accumulated amortization                          (32)         (33)
Total                                            $ 99         $ 29

Other Liabilities

In addition to accrued pension and postretirement costs, other liabilities consisted principally of deferred compensation liabilities of $161 million at January 30, 1999, and $154 million at January 31, 1998. Under the company's deferred compensation plan, eligible associates may elect to defer part of their compensation each year into cash and/or stock unit alternatives. The company issues shares to settle obligations with participants who defer in stock units, and it maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

Preference Stock

The company is authorized to issue up to 25,000,000 shares of $.50 par value preference stock. As of January 30, 1999, 800,000 ESOP preference shares were authorized and 645,320 were outstanding.

The ESOP preference shares are shown separately outside of shareowners' equity in the consolidated balance sheet because the shares are redeemable by the holder or by the company in certain situations.

Common Stock Repurchase Programs

During 1998, 1997, and 1996, the company repurchased $500 million, $300 million, and $600 million of May common stock (12.5 million shares, 9.6 million shares, and 19.1 million shares, respectively) in the open market.

On February 10, 1999, the board of directors authorized the company to repurchase up to an additional $500 million of May shares as market conditions allow.

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

A summary of the status of the various stock option plans at the end of 1998 and 1997 and of the changes within years is presented below:

                                     1998                       1997
                       Exercise   Average          Exercise  Average
(shares in                Price  Exercise             Price Exercise
   thousands)    Shares   Range     Price    Shares   Range    Price
Outstanding
   at beginning
   of year       10,230  $ 7-36     $28      10,081  $ 7-33     $25
Granted           4,230   36-43      43       3,158   32-36      32
Exercised        (1,922)   7-36      25      (2,384)   7-32      21
Forfeited or
   expired         (774)  16-43      33        (625)  12-36      28

Outstanding at
  end of year    11,764  $ 7-43     $33      10,230  $ 7-36     $28

Exercisable at
   end of year    3,719  $ 7-36     $26       3,214  $ 7-33     $24

Shares available
   for additional
   grants         9,832                       13,287

Fair value of
   options granted                  $12                         $11

The following table summarizes information about stock options outstanding at January 30, 1999:

                Options Outstanding              Options Exercisable
                Number      Average                 Number
Exercise   Outstanding    Remaining  Average   Exercisable   Average
   Price    at Jan. 30  Contractual Exercise    at Jan.30   Exercise
   Range (in thousands)        Life    Price (in thousands)     Life

  $    7             2           2       $ 7            2          2
   16-24         2,143           5        22        1,740          5
   25-36         5,853           8        30        1,977          8
   40-43         3,766           9         -            -          -
                11,764           8        26        3,719          6

Under the 1994 Stock Incentive Plan, the company is authorized to grant a maximum of 2.9 million shares of restricted stock to management associates. No monetary consideration is paid by associates who receive restricted stock. Restricted stock can be granted with or without performance restrictions. All restrictions lapse over periods of up to 10 years, as determined at the date of the grant. In 1998 and 1997, the company granted 328,356 and 184,548 shares of restricted stock, respectively, under the 1994 Stock Incentive Plan.

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

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-based Compensation," establishes a fair value method of accounting for employee stock options or similar equity instruments. The company used the Black-Scholes option pricing model to estimate the grant date fair value of its 1995 and later option grants. The fair value is recognized over the option vesting period. As the fair value represents only 1995 and later option grants, the pro forma impact shown below may not be representative of future years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the company's net earnings and net earnings per share would have been as follows:


(dollars in millions, except per share) 1998 1997 1996 Net earnings from continuing operations:
  As reported                              $ 849    $ 779    $ 749
  Pro forma                                  833      766      740

Basic EPS from continuing operations:
  As reported                              $2.43    $2.18    $1.97
  Pro forma                                 2.38     2.14     1.95

Diluted EPS from continuing operations:
  As reported                              $2.30     $2.07   $1.87
  Pro forma                                 2.27      2.04    1.85

The following Black-Scholes assumptions were used in the calculations above:

                                            1998      1997    1996

Risk-free interest rate                      5.6%      6.6%    6.8%
Expected dividend yield                    $0.85     $0.80   $0.77
Expected option life (years)                   7         7       7
Expected volatility                           23%       24%     25%

Shareowner Rights Plan

The company has a shareowner rights plan under which a right is attached to each share of the company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of the company's common stock by a person or by affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock, or shares of common stock of the acquiring person. The rights will remain in existence until August 31, 2004, unless they are terminated, extended, exercised, or redeemed.

Acquisitions

In September 1998, May purchased 11 former Mercantile stores for approximately $302 million, including merchandise inventories. Nine of these stores are leased under a long-term capital lease. The lease has both put and call options that, if exercised, would result in the company buying the underlying properties for approximately $100 million.

In July 1996, the company purchased 13 former Strawbridge & Clothier department stores in the greater Philadelphia area. The company delivered 4.5 million shares of May common stock and assumed $255 million of debt and certain other liabilities in exchange for the Strawbridge & Clothier department store assets.

These acquisitions have been accounted for as purchases and did not have a material effect on the results of operations or financial position.

Discontinued Operation

The company spun off Payless effective May 4, 1996, as a tax-free distribution to shareowners. The company's financial statements reflect Payless as a discontinued operation.

Payless revenues were $601 million in 1996. The reported net earnings from the discontinued operation were net of $16 million in income tax expense for 1996.

[The following "Eleven-year Financial Summary" is a reproduction of the same named section in the paper format Annual Report on pages
32-33.]


Eleven-year Financial Summary

(in millions, except per share and operating statistics)

                                       1998     1997     1996     1995     1994    1993    1992     1991    1990    1989    1988
Net retail sales                    $13,072  $12,291  $11,492  $10,374  $ 9,666  $8,921  $8,304   $7,755  $7,386  $6,917  $6,072
  Total percent increase                6.4%     7.0%    10.8%     7.3%     8.4%    7.4%    7.1%     5.0%    6.8%   13.9%   30.6%
  Store-for-store percent increase      3.5%     3.6%     4.3%     2.5%     5.4%    5.4%    4.5%    (0.6%)   0.6%    6.4%    5.5%

Operations
Revenues                            $13,413  $12,685  $12,000  $10,952  $10,107  $9,562  $9,362   $9,068  $8,700  $8,356  $7,742
Cost of sales                         9,224    8,732    8,226    7,461    6,879   6,537   6,459    6,275   6,047   5,734   5,348
Selling, general, and
  administrative expenses             2,516    2,375    2,265    2,081    1,916   1,824   1,859    1,861   1,772   1,735   1,645
Interest expense, net                   278      299      277      250      233     244     279      315     278     231     196
Earnings before income taxes          1,395    1,279    1,232    1,160    1,079     957     579*     617     603     656     553
Provision for income taxes              546      500      483      460      429     379     107*     213     199     231     191
Net earnings (1)                        849      779      749      700      650     578     472      404     404     425     362
  Percent of revenues                   6.3%     6.1%     6.2%     6.4%     6.4%    6.0%    5.0%     4.5%    4.6%    5.1%    4.7%
LIFO charge (credit)                $   (28) $    (5) $   (20) $   (53) $   (46) $    7  $   10   $   26  $   39  $  (22) $   (3)

Per share
Net earnings (1)                    $  2.30  $  2.07  $  1.87  $  1.75  $  1.62  $ 1.43  $ 1.18   $ 1.02  $ 1.01  $ 1.00  $  .82
Dividends paid (2)                      .85      .80      .77      .74      .67     .60     .55      .54     .51     .46     .42
Book value                            11.46    10.99    10.27    12.28    11.10    9.77    8.55     7.51    6.69    6.22    7.17
Market price - high                   47.25    38.08    34.83    30.83    30.08   31.00   24.83    20.13   19.71   17.54   13.33
Market price - low                    33.17    29.08    27.00    22.33    21.50   22.29   17.33    15.08   12.46   11.54    9.58
Market price - year-end close         40.25    35.04    29.67    29.25    23.42   26.50   23.46    18.29   15.17   15.25   12.50

Financial statistics
Return on equity                       22.2%    21.2%    19.4%    20.8%    21.3%   22.1%   21.5%    20.7%   21.8%   18.0%   18.6%
Return on net assets                   19.8     18.5     18.8     20.1     20.1    19.0    15.4**   14.5    15.8    16.9    16.2

Operating Statistics
Stores open at year-end                 393      369      365      346      314     301     303      318     324     288     297
Gross retail square footage
   (in millions)                       66.7     62.8     62.1     57.6     52.0    49.4    49.5     51.9    52.4    48.4    50.0
Sales per square foot (3)           $   209  $   204  $   201  $   201  $   200  $  191  $  179   $  171  $  172  $  168  $  158

Cash flow and financial position
Cash flow from operations (4)       $ 1,288  $ 1,191  $ 1,123  $ 1,033  $   947  $  859  $  755   $  677  $  657  $  659  $  599
  Percent of revenues                   9.6%     9.4%     9.3%     9.4%     9.4%    9.0%    8.1%     7.5%    7.6%    7.9%    7.7%
Depreciation and amortization       $   439  $   412  $   374  $   333  $   297  $  281  $  283   $  273  $  253  $  234  $  236
Capital expenditures                    630      496      632      801      682     560     284      366     466     470     292
Dividends on common stock               290      279      287      277      251     223     204      198     191     186     184
Working capital                       2,928    3,012    3,156    3,536    3,069   2,960   2,730    3,089   2,672   2,094   2,123
Long-term debt and
   preference stock                   4,152    3,849    4,196    3,701    3,240   3,192   3,256    4,299  3,948    3,387   2,384
Shareowners' equity                   3,836    3,809    3,650    4,585    4,135   3,639   3,181    2,781  2,467    2,319   3,050
Total assets                         10,533    9,930   10,059   10,122    9,237   8,614   8,376    8,566  8,083    7,570   7,374

Average shares outstanding
   and equivalents
Diluted                               367.4    373.6    396.2    397.3    397.3   398.2   397.0    394.3  397.1    419.3   442.2

All years included 52 weeks, except 1995 and 1989, which included 53 weeks. Net retail sales for 1995 and 1989 are shown on a 52-week basis for comparability.
(1) Represents net earnings and diluted earnings per share from continuing operations.
(2) The annual dividend was increased to $.89 per share effective with the March 15, 1999, dividend payment.
(3) Sales per square foot are calculated from revenues and average gross retail square footage.
(4) Cash flow from operations represents net earnings plus depreciation/amortization. It is different from cash flow from operating activities as shown on the statement of cash flows.
*   Pretax earnings include a net special and nonrecurring charge of $187 million, and the provision for income taxes includes a nonrecurring tax benefit of $187 million.
**  Based on pretax earnings before special and nonrecurring items.

[The following "Reports of Management and Audit Committee" and
"Report of Independent Public Accountants" section is a reproduction of the same named section included in the paper format Annual Report on page 34.]

Reports of Management and Audit Committee

Report of Management
Management is responsible for the preparation, integrity, and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally acceptedaccounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, prepared with the assistance of specialists withinand outside the company, actual results could differ from those estimates.

Management has established and maintains an internal control structure to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements, and that such financial statements are not misstated due to material fraud or error. Internal controls include the careful selection of associates, the proper segregation of duties, and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this structure is a comprehensive internal audit program. Management continually reviews, modifies, and improves its systems of accounting and controls in response to changes in business conditions and operations, and in response to recommendations in the reports prepared by the independent public accountants andinternal auditors.

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the company's policies on business conduct, which are publicized throughout the company.

Report of Audit Committee

The Board of Directors, through the activities of its audit committee, participates in the reporting of financialinformation by the company. The committee meets regularly with management, the internal auditors, and the independent public accountants. The committee met three times during 1998. It reviewed the scope, timing, and fees for the annual audit and the results of audit examinations completed by the internal auditors and independent public accountants. The audit results included recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors. They attend each meeting of the committee. The audit committee reports the results of its activities to the Board of Directors.

Members of the audit committee are Russell E. Palmer (chairman), Marsha J. Evans, Helene L. Kaplan, James M. Kilts, Edward H. Meyer, Michael R. Quinlan, William P. Stiritz, Robert D. Storey, and
Murray L. Weidenbaum.

Report of Independent Public Accountants

To the Board of Directors and Shareowners of The May Department Stores Company:

We have audited the accompanying consolidated balance sheet of The May Department Stores Company (a Delaware corporation) and subsidiaries as of January 30, 1999, and January 31, 1998, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of January 30, 1999, and January 31, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999, in conformity with generally accepted accounting principles.


/s/Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101-2089
February 10, 1999