Form 10-K405, Exhibit 13
period 2000-01-29
MAY DEPARTMENT STORES CO
filed 2000-04-19
CIK 63416

Management's Discussion and Analysis

Our 25th consecutive year of record sales and earnings per share marks an important milestone for May and is a performance record few companies in retailing can match. Our 25-year compound earnings per share growth rate of 11.0% and total return to shareowners of 16.1% demonstrate the underlying strength of our store companies to perform under a range of economic conditions.

Our 1999 performance was highlighted by a 13.0% increase in diluted earnings per share to $2.60 from last year's $2.30. Net earnings totaled $927 million versus $849 million last year. Our three-year earnings per share compound growth rate of 11.6%, our return on equity of 24.1%, and our return on net assets of 20.7% continue to be among the best in retailing.

Sales were $13.9 billion, an increase of 6.3% over 1998 sales of $13.0 billion. The increase reflects a 2.6% rise in store-for-store sales, 1999 store openings, and the full-year impact of 1998 store openings. We discontinued our consumer electronics business in 1999, which penalized sales by about 1% for the year.

We also opened the following 18 department stores during 1999, adding 2.5 million square feet of retail space:

Lord & Taylor: 5 stores
Emerald Square          North Attleboro, MA
Lynnhaven Mall          Virginia Beach, VA
Mall of Georgia         Atlanta, GA
Meriden Square          Meriden, CT
Park Meadows            Denver, CO

Hecht's: 3 stores
Operating as Hecht's:
Chesapeake Sq.          Chesapeake, VA
Valley Mall             Hagerstown, MD
Operating as Strawbridge's:
Moorestown Mall         Moorestown, NJ

Robinsons-May: 2 stores
Pacific View Mall       San Buenaventura, CA
The Promenade           Temecula, CA

Filene's: 2 stores
Burlington Square       Burlington, VT
Providence Place        Providence, RI

Kaufmann's: 2 stores
Washington Crown Ctr.   Washington, PA
Nittany Mall            State College, PA

Famous-Barr: 4 stores
Operating as Famous-Barr:
Eastland Mall           Bloomington, IL
Greenwood Mall          Bowling Green, KY
Market Place Mall       Champaign, IL
Operating as The Jones Store:
Westroads Mall          Omaha, NE

We remodeled 23 department stores in 1999 totaling 1.5 million square feet, which included the expansion of 17 stores by 519,000 square feet. We continued aggressively pursuing home store sales by converting space previously dedicated to consumer electronics in 181 stores in 1999. At fiscal year-end we operated 408 department stores in 34 states and the District of Columbia.

On December 31, 1999 we completed the acquisition of Zions
Co-operative Mercantile Institution (ZCMI) stores. Our Meier &
Frank division opened 13 ZCMI stores located in Utah and Idaho on January 31, 2000.

Our 2000 new-store plan includes 10 new department stores in addition to the ZCMI stores, adding 3.3 million square feet of retail space. We also plan to remodel 30 department stores totaling
1.9 million square feet of retail space that includes the expansion of 17 stores by a total of 535,000 square feet.

The new-store plan for 2000 through 2004 would add 83 new department stores totaling 13 million retail square feet, a 4% annualized increase. During this five-year period the major components of our $3.5 billion capital plan include plans to invest $1.4 billion for new stores, $1.0 billion to expand and remodel existing stores, and $370 million related to systems and operations improvements.

Common stock repurchase programs authorized by May's board of directors since 1996 totaled more than $2.5 billion, as shown below:

                               Shares Repurchased
(in millions)     Authorized           $   Shares
2000                    $650        $  -        -
1999                     500         361      9.9
1998                     500         500     12.5
1997                     300         300      9.6
1996                     600         600     19.1

Review of Operations

Diluted earnings per share reached $2.60 in 1999, compared with $2.30 in 1998 and $2.07 in 1997. Net earnings totaled $927 million in 1999, compared with $849 million in 1998 and $779 million in 1997. The 1999, 1998, and 1997 diluted earnings per share growth rates were 13.0%, 11.1%, and 10.7%, respectively. Return on revenues was 6.7% in 1999, compared with 6.5% in 1998 and 6.3% in 1997.

Results for the past three years and the related percent of revenues were as follows:

                                      1999                     1998               1997
(dollars in millions,
except per share data)        $          %           $            %          $        %
Net retail sales        $13,869                $13,048                 $12,265
Revenues                $13,866      100.0%    $13,090        100.0%   $12,390   100.0%
Cost of sales             9,370       67.6       8,901         68.0      8,437    68.1
Selling, general, and
     administrative       2,686       19.4       2,516         19.2      2,375    19.2
Interest expense, net       287        2.0         278          2.1        299     2.4
Earnings before
     income taxes         1,523       11.0       1,395         10.7      1,279    10.3
Provision for
     income taxes*          596       39.1         546         39.1        500    39.1
Net earnings            $   927        6.7%    $   849          6.5%   $   779     6.3%
Diluted earnings
     per share**        $  2.60       13.0%    $  2.30         11.1%   $  2.07    10.7%

*Percent of revenues columns represent effective income tax rates.
**Percent of revenues columns represent diluted earnings per share growth rates.

The following table shows earnings before interest and taxes excluding the LIFO (last-in, first-out) credit of $30 million in 1999, $28 million in 1998, and $5 million in 1997:

(dollars in millions)               1999     1998     1997
Operating earnings                $1,780   $1,645   $1,573
Percent of revenues                 12.8%    12.6%    12.7%

Our 408 quality department stores are operated by eight regional department store companies across the United States under 12 long-standing and widely recognized trade names. Each store company holds a leading market position in its region.

The table below summarizes net retail sales, sales per square foot, gross retail square footage, and the number of stores for each store company:

                                               Net Retail                        Gross Retail
                                        Sales in Millions        Sales per     Square Footage
                                               of Dollars      Square Foot       in Thousands             Number of Stores

Store Company: Headquarters                 1999     1998      1999   1998       1999    1998      1999  New   Closed 1998
Lord & Taylor: New York City             $ 2,129  $ 1,976      $222   $232     10,070   9,461        78    5       0    73
Hecht's, Strawbridge's: Washington, D.C.   2,457    2,368       203    200     12,668  12,231        74    3       0    71
Foley's: Houston                           2,174    2,060       203    196     10,975  10,993        57    0       0    57
Robinsons-May: Los Angeles                 2,057    1,925       210    196     10,198  10,156        55    2       2    55
Filene's: Boston                           1,703    1,578       253    244      7,212   6,710        44    2       0    42
Kaufmann's: Pittsburgh                     1,597    1,549       196    199      8,513   8,177        50    2       0    48
Famous-Barr, L.S. Ayres,
 The Jones Store: St. Louis                1,348    1,193       189    207      7,655   7,159        42    4       1    39
Meier & Frank, ZCMI*: Portland, Ore.         404      399       233    231      1,769   1,768         8    0       0     8

The May Department Stores Company        $13,869  $13,048      $210   $209     69,060  66,655       408   18       3   393

Net retail sales exclude the sales of stores that have been closed and not replaced and include lease department sales.
Sales per square foot are calculated from net retail sales plus finance charge revenues and average gross retail square footage.
Gross retail square footage represents square footage of stores open at the end of the period presented.
*Table excludes 13 ZCMI stores that opened in fiscal 2000.

(in millions)         1999     1998      1997      1996      1995     1994     1993     1992     1991     1990     1989
Net retail sales   $13,869  $13,048   $12,265   $11,465   $10,347   $9,643   $8,905   $8,291   $7,748   $7,378   $6,907

                      1999     1998     1997     1996     1995     1994     1993     1992     1991     1990     1989
Earnings per share   $2.60    $2.30    $2.07    $1.87    $1.75    $1.62    $1.43    $1.18    $1.02    $1.01    $1.00

                        1999    1998    1997    1996    1995    1994    1993    1992    1991    1990    1989
Sales per square foot   $210    $209    $204    $201    $201    $200    $191    $179    $171    $172    $168

(in millions)                  1999     1998     1997     1996     1995   1994   1993   1992   1991   1990   1989
Cash flows                   $1,396   $1,288   $1,191   $1,123   $1,033   $947   $859   $755   $677   $657   $659
Depreciation and amortization  $469     $439     $412     $374     $333   $297   $281   $283   $273   $253   $234
Net earnings                   $927     $849     $779     $749     $700   $650   $578   $472   $404   $404   $425

                   1999     1998     1997     1996     1995     1994     1993     1992     1991     1990     1989
Return on equity   24.1%    22.2%    21.2%    19.4%    20.8%    21.3%    22.1%    21.5%    20.7%    21.8%    18.0%

                        1999     1998     1997     1996     1995     1994     1993     1992     1991     1990     1989
Return on net assets    20.7%    19.8%    18.5%    18.8%    20.1%    20.1%    19.0%    15.4%    14.5%    15.8%    16.9%


                             1999    1998    1997    1996    1995    1994    1993    1992    1991    1990    1989
Dividend rate at year-end
 (per common share)         $0.89   $0.85   $0.80   $0.77   $0.76   $0.69   $0.61   $0.55   $0.54   $0.53   $0.47


                              1999     1998     1997     1996     1995     1994     1993     1992     1991     1990     1989
Common stock closing price
  and price range:
Low price                   $29.19   $33.17   $29.08   $27.00   $22.33   $21.50   $22.29   $17.33   $15.08   $12.46   $11.54
High price                  $45.38   $47.25   $38.08   $34.83   $30.83   $30.08   $31.00   $24.83   $20.13   $19.71   $17.54
Closing price               $31.25   $40.25   $35.04   $29.67   $29.25   $23.42   $26.50   $23.46   $18.29   $15.17   $15.25

Net Retail Sales
Net retail sales (sales) exclude the sales of stores that have been closed and not replaced and include lease department sales. Sales increases for 1999 and 1998 were as follows:

                        1999              1998
                   Store-for-        Store-for-
Quarter       Total    Store    Total    Store
First          8.1%     3.5%     6.3%     4.6%
Second         9.2      4.7      5.9      4.3
Third          5.4      1.1      4.6      2.2
Fourth         4.0      1.6      8.0      3.3
Year           6.3%     2.6%     6.4%     3.5%

The total sales increase for 1999 reflects a 2.6% rise in store-for-store sales, the opening of 15 net new stores in 1999, and the full-year impact of 1998 store openings. We discontinued our consumer electronics business in 1999, which penalized sales comparisons by about 1% for the year. The total sales increase for 1998 includes a 3.5% store-for-store sales increase, the opening of 24 net new stores, and the full-year impact of 1997 store openings.

Revenues (see page 26 for definition) include finance charge revenues of $304 million, $298 million, and $319 million in 1999, 1998, and 1997, respectively.

Cost of Sales
Cost of sales includes cost of merchandise sold and buying and occupancy costs. The impact of LIFO on cost of sales and the related percent of revenues is shown below:

                                1999           1998           1997
(dollars in millions)        $     %        $     %        $     %

Cost of sales           $9,370  67.6%  $8,901  68.0%  $8,437  68.1%
LIFO credit                 30   0.2       28   0.2        5   0.0

Cost of sales
  before LIFO credit    $9,400  67.8%  $8,929  68.2%  $8,442  68.1%

Before the LIFO credit, cost of sales as a percentage of revenues decreased in 1999 compared with 1998 due to the elimination of the lower-margin consumer electronics business. Before the LIFO credit, cost of sales as a percentage of revenues increased in 1998 compared with 1997 as a result of higher promotional mark-down levels.

Selling, General, and Administrative Expenses
Selling, general, and administrative expenses were $2.69 billion in 1999, compared with $2.52 billion in 1998, a 6.8% increase. The overall increase was due to a 6.3% increase in sales. As a percent of revenues, selling, general, and administrative expenses increased from 19.2% in 1998 to 19.4% in 1999 as a result of increases in payroll, retirement, and profit sharing expense.

Selling, general, and administrative expenses were $2.52 billion in 1998, compared with $2.38 billion in 1997, a 5.9% increase. The overall increase was due to a 6.4% increase in sales. As a percent of revenues, selling, general, and administrative expenses remained constant at 19.2% in 1998 and 1997. A decrease in credit expense partly related to lower bankruptcy rates was offset by increases in advertising, retirement, and profit sharing expense.

Selling, general, and administrative expenses included advertising and sales promotion costs of $540 million, $500 million, and $463 million in 1999, 1998, and 1997, respectively.

Interest Expense
Interest expense components were:

(dollars in millions)        1999     1998     1997
Interest expense             $315     $311     $324
Interest income               (12)     (19)     (11)
Capitalized interest          (16)     (14)     (14)
Interest expense, net        $287     $278     $299
Percent of revenues           2.0%     2.1%     2.4%

Interest expense principally relates to long-term debt. Seasonal working capital requirements were met through commercial paper borrowings. We did not issue any long-term debt in 1999 or 1997. In the third quarter of 1998, we issued $350 million in new debt.

Impact of Inflation
Inflation did not have a material impact on our 1999 sales and earnings growth. We value inventory on a LIFO basis, and as a result, the current cost of merchandise is reflected in current operating results.

Review of Financial Condition
We continue to meet our objective of generating superior shareowner returns while maintaining access to capital at reasonable costs.

Return on Equity
Return on equity is our principal measure for evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Our objective is performance that places our return on equity in the top quartile of the retail industry. Return on beginning equity was 24.1% in 1999, compared with 22.2% in 1998 and 21.2% in 1997.

Return on Net Assets
Return on net assets measures performance independent of capital structure. Return on net assets is pretax earnings before net interest expense and the interest component of operating leases, divided by beginning-of-year net assets (including present value of operating leases). Return on net assets was 20.7% in 1999, compared with 19.8% in 1998 and 18.5% in 1997.

Cash Flows
Cash flows from operations (net earnings plus depreciation/amortization) was $1.4 billion, or 10.1% of revenues in 1999. This compares with 9.8% in 1998 and 9.6% in 1997. Our cash flows as a percent of revenues continues to be one of the highest in the retail industry and provides us with significant resources to enhance shareowners' value.

Sources (uses) of cash flows are summarized below:

(dollars in millions)                1999      1998      1997
Net earnings plus
     depreciation/amortization     $1,396    $1,288    $1,191
Working capital decreases              14       158       265
Other operating activities            120        59        70
Capital expenditures and
     other investing activities      (718)     (888)     (463)
Net long-term debt
     issuances (repayments)          (135)      129      (340)
Net purchases of common stock        (434)     (525)     (329)
Dividend payments                    (314)     (308)     (297)
Increase (decrease) in
     cash and cash equivalents     $  (71)   $  (87)   $   97

See "Consolidated Statement of Cash Flows" on page 24.

Available Credit and Debt Ratings
We can borrow up to $780 million under our multiyear credit agreements. In addition we have filed with the Securities and Exchange Commission shelf registration statements that enable us to issue up to $1.0 billion of debt securities, of which $200 million was issued in February 2000.

In July 1999, our bond rating by Standard & Poor's Corporation was increased from A to A+. Our bonds continue to be rated A1 by Moody's Investors Service, Inc. Our commercial paper is rated P1 by Moody's and A1 by Standard & Poor's. Our senior unsecured bank credit agreement is rated A1 by Moody's.

Capital Expenditures
Our strong financial condition enables us to make capital expenditures to enhance shareowners' returns. The operating measures we emphasize when we invest in new stores and remodel or expand existing stores include return on net assets, internal rate of return, and sales per square foot.

Financial Ratios
Our debt-to-capitalization and fixed-charge coverage ratios are consistent with our capital structure objective. Our capital structure provides us with substantial financial and operational flexibility.

The debt-to-capitalization ratios were 44%, 45%, and 44% for 1999, 1998, and 1997, respectively. For purposes of the debt-to-capitalization ratio, we define total debt as short-term and long-term debt (including the Employee Stock Ownership Plan (ESOP) debt reduced by unearned compensation) and the capitalized value of all leases including operating leases. We define capitalization as total debt, noncurrent deferred taxes, ESOP preference shares, and shareowners' equity. See "Profit Sharing" on page 27 for discussion of the ESOP.

The fixed-charge coverage ratios were 4.8x in 1999, 4.5x in 1998, and 4.1x in 1997. We define fixed charges as gross interest expense, interest expense on the ESOP debt, total rent expense, and the pretax equivalent of dividends on redeemable preferred stock.

Common Stock Dividends and Market Prices
Our dividend policy is based on earnings growth and capital investment requirements. We increased the annual dividend by 4.5%, or 4 cents, to 93 cents per share effective with the March 2000 dividend. This is our 25th consecutive annual dividend increase. We have paid consecutive quarterly dividends since 1911.

During the first quarter of 1999, we effected a three-for-two common stock split. All share and per share data included in this annual report have been restated to reflect the split.

The quarterly price ranges of the common stock and dividends per share in 1999 and 1998 were:

                                1999                        1998
            Market Price   Dividends     Market Price  Dividends
Quarter     High     Low   per Share     High     Low  per Share
First   $42-3/16  $36       $.22-1/4 $44-5/16 $35-5/16  $.21-1/6
Second   45-3/8    38-1/8    .22-1/4  47-1/4   41-5/16   .21-1/6
Third    41-9/16   32-1/2    .22-1/4  44-11/16 33-3/16   .21-1/6
Fourth   34-5/8    29-3/16   .22-1/4  43       37-11/16  .21-1/6

Year    $45-3/8   $29-3/16  $.89     $47-1/4  $33-3/16  $.84-2/3

The approximate number of common shareowners as of March 1, 2000, was 45,000.

Forward-looking Statements
Management's Discussion and Analysis contains forward-looking statements as defined by the Private Securities Litigation Reform
Act of 1995. While such statements reflect all available information and management's judgment and estimates of current and anticipated conditions and circumstances and are prepared with the assistance of specialists within and outside the company, there are many factors outside of our control that have an impact on our operations. Such factors include but are not limited to competitive changes, general and regional economic conditions, consumer preferences and spending patterns, availability of adequate locations for building or acquiring new stores, and our ability to hire and retain qualified associates.
Because of these factors, actual performance could differ materially from that described in the forward-looking statements.

Consolidated Statement of Earnings

(dollars in millions, except per share)           1999    1998    1997

Net retail sales                               $13,869 $13,048 $12,265

Revenues                                       $13,866 $13,090 $12,390
Cost of sales                                    9,370   8,901   8,437
Selling, general, and administrative expenses    2,686   2,516   2,375
Interest expense, net                              287     278     299
Earnings before income taxes                     1,523   1,395   1,279
Provision for income taxes                         596     546     500

Net earnings before extraordinary loss             927     849     779
Extraordinary loss, net of income taxes              -       -      (4)
Net earnings                                   $   927 $   849 $   775

Basic earnings per share:
     Net earnings before extraordinary loss    $  2.73 $  2.43 $  2.18
     Extraordinary loss                              -       -   (0.01)
Basic earnings per share                       $  2.73 $  2.43 $  2.17

Diluted earnings per share:
     Net earnings before extraordinary loss     $ 2.60  $ 2.30 $  2.07
     Extraordinary loss                              -       -   (0.01)
Diluted earnings per share                      $ 2.60  $ 2.30 $  2.06

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
                                          January 29, January 30,
(dollars in millions, except per share)         2000        1999

Assets
Current assets:
  Cash                                       $    16     $    15
  Cash equivalents                                25          97
  Accounts receivable, net                     2,173       2,144
  Merchandise inventories, net of
    LIFO reserves of $35 and $65               2,817       2,655
  Other current assets                            84          76
Total current assets                           5,115       4,987

Property and equipment:
  Land                                           326         316
  Buildings and improvements                   3,863       3,656
  Furniture, fixtures, and equipment           3,543       3,232
  Property under capital leases                   65          56
  Total property and equipment                 7,797       7,260
  Accumulated depreciation                    (3,028)     (2,747)
Property and equipment, net                    4,769       4,513

Goodwill, net of accumulated
  amortization of $228 and $199                  981         933
Other assets                                      70         100
Total assets                                 $10,935     $10,533

Liabilities and shareowners' equity
Current liabilities:
  Current maturities of long-term debt       $   259     $    98
  Accounts payable                             1,030         965
  Accrued expenses                               892         807
  Income taxes payable                           234         189
Total current liabilities                      2,415       2,059

Long-term debt                                 3,560       3,825
Deferred income taxes                            540         482
Other liabilities                                314         309

ESOP preference shares                           315         327
Unearned compensation                           (286)       (305)

Shareowners' equity:
  Common stock                                   163         167
  Additional paid-in capital                       -           -
  Retained earnings                            3,914       3,669
Total shareowners' equity                      4,077       3,836
Total liabilities and
  shareowners' equity                        $10,935     $10,533

Common stock has a par value of $.50 per share; 1 billion shares are authorized and 470.5 million shares were issued. At January 29, 2000, 325.5 million shares were outstanding, and 145.0 million shares were held in treasury. At January 30, 1999, 334.7 million shares were outstanding, and 135.8 million shares were held in treasury.

ESOP preference shares have a par value of $.50 per share and a stated value of $507 per share; 800,000 shares are authorized. At January 29, 2000, 622,197 shares (convertible into 21.0 million shares of common stock) were issued and outstanding. At January 30, 1999, 645,320 shares (convertible into 21.8 million shares of common stock) were issued and outstanding.

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

(dollars in millions)                                   1999     1998    1997
Operating activities
Net earnings                                          $  927   $  849  $  775
Adjustments for noncash items included in earnings:
  Depreciation and amortization                          469      439     412
  Deferred income taxes                                   75       48      58
Working capital changes:
  Accounts receivable, net                                13       20     262
  Merchandise inventories                               (137)    (176)    (53)
  Other current assets                                   (22)      12      46
  Accounts payable                                        57      176     (30)
  Accrued expenses                                        57       89      26
  Income taxes payable                                    46       37      14
Other assets and liabilities, net                         45       11      16

Total operating activities                             1,530    1,505   1,526

Investing activities
Capital expenditures                                    (703)    (630)   (496)
Dispositions of property and equipment                    25       44      33
Acquisitions                                             (40)    (302)      -

Total investing activities                              (718)    (888)   (463)

Financing activities
Issuances of long-term debt                                -      350       -
Repayments of long-term debt                            (135)    (221)   (340)
Purchases of common stock                               (468)    (589)   (394)
Issuances of common stock                                 34       64      65
Dividend payments                                       (314)    (308)   (297)

Total financing activities                              (883)    (704)   (966)

Increase (decrease) in cash and cash equivalents         (71)     (87)     97
Cash and cash equivalents, beginning of year             112      199     102
Cash and cash equivalents, end of year                $   41   $  112  $  199

Cash paid during the year:
  Interest expense                                    $  307   $  297  $  319
  Income taxes                                           463      411     355

See Acquisitions in Notes to Consolidated Financial Statements for a description of noncash transactions.

See Notes to Consolidated Financial Statements.


Consolidated Statement of Shareowners' Equity
                                                  Outstanding   Additional                   Total
                                                 Common Stock      Paid-in   Retained  Shareowners'
(dollars in millions, shares in thousands)    Shares  Dollars      Capital   Earnings       Equity
Balance at February 1, 1997                  355,389     $178        $   -     $3,472       $3,650
Net earnings                                       -        -            -        775          775
Dividends paid:
  Common stock ($0.80 per share)                   -        -            -       (279)        (279)
  ESOP preference shares,
    net of tax benefit                             -        -            -        (18)         (18)
Common stock issued                            3,419        2           73          -           75
Common stock purchased                       (12,296)      (7)         (73)      (314)        (394)

Balance at January 31, 1998                  346,512      173            -      3,636        3,809
Net earnings                                       -        -            -        849          849
Dividends paid:
  Common stock ($0.84-2/3 per share)               -        -            -       (290)        (290)
  ESOP preference shares,
    net of tax benefit                             -        -            -        (18)         (18)
Common stock issued                            3,141        1           74          -           75
Common stock purchased                       (14,989)      (7)         (74)      (508)        (589)

Balance at January 30, 1999                  334,664      167            -      3,669        3,836
Net earnings                                       -        -            -        927          927
Dividends paid:
  Common stock ($0.89 per share)                   -        -            -       (295)        (295)
  ESOP preference shares,
    net of tax benefit                             -        -            -        (19)         (19)
Common stock issued                            3,678        2           94          -           96
Common stock purchased                       (12,877)      (6)         (94)      (368)        (468)

Balance at January 29, 2000                  325,465     $163        $   -     $3,914       $4,077



Treasury Shares

(shares in thousands)                                1999      1998       1997

Balance, beginning of year                        135,791   123,943    115,066
Common stock issued:
  Exercise of stock options                          (673)   (1,914)    (2,372)
  Deferred compensation plan                         (224)     (227)      (243)
  Restricted stock grants, net of forfeitures        (372)     (306)      (156)
  Conversion of ESOP preference shares               (781)     (694)      (648)
  Acquisition                                      (1,628)        -          -

                                                   (3,678)    (3,141)   (3,419)

Common stock purchased                             12,877     14,989    12,296
Balance, end of year                              144,990    135,791   123,943

Outstanding common stock excludes shares held in treasury.
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Fiscal Year
The company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1999, 1998, and 1997 ended on January
29, 2000, January 30, 1999, and January 31, 1998, respectively.
References to years in this annual report relate to fiscal years or year-ends rather than calendar years.

Basis of Reporting
The consolidated financial statements include the accounts of The May Department Stores Company, a Delaware corporation, and all wholly owned subsidiaries (May or the company). The company's 408 quality department stores are operated by eight regional department store companies across the United States under 12 long-standing and widely recognized trade names. The company aggregates its eight store companies into one reportable segment.

Use of Estimates
Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Net Retail Sales
Net retail sales (sales) represent sales of stores operating at the end of the latest period including lease department sales and excluding finance charge revenues and the sales of stores that have been closed and not replaced.
Store-for-store sales represent sales of those stores open during both years.

Revenues
Revenues include sales from all stores operating during the period, finance charge revenues, and lease department income. Sales are net of returns and exclude sales tax. A reserve is provided for estimated merchandise returns based on experience. In December 1999 new accounting rules were issued requiring lease department income rather than lease department sales to be included in revenues. The company has restated its revenues and cost of sales to reflect this accounting change with no impact on earnings or earnings per share.

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

Earnings per Share
References to earnings per share relate to diluted earnings per share.

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

Merchandise Inventories
Merchandise inventories are valued by the retail method and are stated on the lower of LIFO (last-in, first-out) cost basis or market.

Property and Equipment
Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or related lease terms. Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software.

Goodwill
Goodwill represents the excess of cost over the fair value of net tangible assets acquired at the dates of acquisition. Substantially all amounts are amortized using the straight-line method over a 40-year period.

Long-lived Assets
Long-lived assets and certain identifiable intangibles are reviewed to determine whether the net book value is recoverable. Impairment losses resulting from these reviews have not been significant.

Financial Derivatives
The company uses financial derivatives only to reduce risk in specific business transactions. The company periodically purchases forward contracts on firm commitments to minimize the risk of foreign currency fluctuations. These contracts are not significant. The company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in
2000. This statement will not have a material impact on the company.

Reclassifications
Certain prior-period amounts have been reclassified to conform with the current-year presentation.



Quarterly Results (Unaudited)

Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:


(dollars in millions,                                         1999
except per share)          First   Second   Third   Fourth    Year
Revenues                   $2,989  $3,067   $3,176  $4,634 $13,866
Cost of sales               2,086   2,098    2,218   2,968   9,370
Selling, general, and
  administrative expenses     629     640      660     757   2,686
Pretax earnings               203     257      228     835   1,523
Net earnings                  122     154      138     513     927
Earnings per share:
  Basic                    $ 0.35  $ 0.45   $ 0.40  $ 1.53 $  2.73
  Diluted                    0.34    0.43     0.38    1.45    2.60


(dollars in millions,                                         1998
except per share)          First   Second   Third   Fourth    Year
Revenues                  $2,760   $2,826  $3,027   $4,477 $13,090
Cost of sales              1,926    1,956   2,118    2,901   8,901
Selling, general, and
  administrative expenses    584      587     625      720   2,516
Pretax earnings              183      218     215      779   1,395
Net earnings                 110      131     130      478     849

Earnings per share:
  Basic                   $ 0.30   $ 0.37  $ 0.36   $ 1.40 $  2.43
  Diluted                   0.29     0.35    0.35     1.31    2.30

There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. If the final variables and factors had been known at the beginning of the year, the pro forma diluted earnings (loss) per share impact of LIFO would have been as follows:

                                1999                1998
                      Pro         As      Pro         As
Quarter             Forma   Reported    Forma   Reported
First               $0.01    $(0.01)    $0.01    $(0.01)
Second               0.01     (0.01)     0.01     (0.01)
Third                0.01     (0.01)     0.01     (0.01)
Fourth               0.02      0.08      0.02      0.08
Year                $0.05    $ 0.05     $0.05    $ 0.05

Profit Sharing

The company has a qualified profit sharing plan that covers associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined-contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $54 million for 1999, an effective match rate of 100%. The matching allocation values were $57 million in 1998 and $48 million in 1997.

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

The $286 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as long-term debt because the company will fund the required debt service through 2004. The company's contributions to the ESOP and the dividends on the ESOP preference shares are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $25 million in 1999, $27 million in 1998, and $29 million in 1997. ESOP preference shares' dividends were $24 million in 1999, $25 million in 1998, and $26 million in 1997.

The release of ESOP preference shares is based upon debt-service payments. Upon release, the shares are allocated to participating associates' accounts. Unearned compensation, initially an equal offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP. It is reduced as principal is repaid.

The company's profit sharing expense was $40 million in 1999, $28 million in 1998, and $24 million in 1997.

At January 29, 2000, the plan beneficially owned 15.3 million shares of the company's common stock and 100% of the company's ESOP preference shares, representing 10.5% of the company's common stock.

Pension and Other Postretirement Benefits

The company has two qualified defined-benefit plans that cover associates who work 1,000 hours or more in a year and have attained age 21. The company also maintains two nonqualified, supplementary defined-benefit plans for certain associates. All plans are noncontributory and provide benefits based upon years of service and pay during employment.

Pension expense is based on information provided by an outside actuarial firm that uses assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The accumulated benefit obligations (ABO), change in projected benefit obligations (PBO), change in net plan assets, and funded status of the benefit plans are summarized in the tables below:

                                 Qualified Plans  Nonqualified Plans
(dollars in millions)              1999     1998       1999     1998
Change in PBO (1)
PBO at beginning of year          $ 517     $476      $ 122    $ 102
Service cost                         36       30          3        3
Interest cost                        36       32          9        8
Business combinations                27        8          -        -
Actuarial loss (gain) (2)           (74)      24          1       12
Plan amendments                      68        -          -        2
Benefits paid                       (68)     (53)        (6)      (5)
PBO at end of year                $ 542     $517      $ 129    $ 122
ABO at end of year (3)            $ 516     $464      $ 104    $  99

Change in net plan assets
Fair value of net plan assets
  at beginning of year            $ 579     $490      $   -    $   -
Actual return on plan assets         38       89          -        -
Employer contribution                48       44          -        -
Business combinations                25        9          -        -
Benefits paid                       (68)     (53)         -        -
Fair value of net plan
  assets at end of year           $ 622     $579      $   -    $   -

Funded status
Plan assets in excess of
  (less than) PBO                 $  80     $ 62      $(129)   $(122)
Unrecognized net actuarial
  loss (gain)                      (124)     (50)        19       21
Unrecognized prior service cost      66        2         14       14
Additional minimum liability (4)      -        -         (8)     (12)
Prepaid (accrued) benefit cost    $  22     $ 14      $(104)   $ (99)
Plan assets in excess of
  (less than) ABO                 $ 106     $115      $(104)   $ (99)

(1) PBO is the actuarial present value of benefits attributed by the benefit formula to prior associate service; it takes into consideration future salary increases.
(2) Actuarial loss (gain) is the change in value of the benefit obligations or the plan assets resulting from changes in actuarial assumptions or from experience different than assumed.
(3) ABO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service based on current and past compensation levels.
(4) The additional minimum liability represents the excess of the accumulated benefit obligation over the accrued pension costs recognized. Recognizing the additional minimum liability results in an intangible asset being recorded for an equal amount.

The components of net periodic benefit costs and actuarial assumptions for the benefit plans are summarized in the following tables:

(dollars in millions)                       1999     1998     1997

Components of pension expense (all plans)
Service cost                                $ 39     $ 33     $ 28
Interest on PBO                               45       40       34
Expected return on assets                    (39)     (34)     (30)
Net amortization (1)                           8        3        2

Total                                       $ 53     $ 42     $ 34

(1) Prior service cost and actuarial (gain) loss are amortized over the remaining service period.

(as of January 1)                   2000      1999      1998

Actuarial assumptions
Discount rate                       8.00%     6.75%     7.00%
Expected return on plan assets      8.25      7.00      7.25
Salary increase                     4.50      4.25      4.50

The accrued pension costs are included in other liabilities.
Prepaid pension costs and intangible assets are included in other assets.

The company also provides postretirement life and/or health benefits for certain associates. As of January 29, 2000 the company's estimated PBO (at a discount rate of 8.00%) for postretirement benefits was $48 million, which was accrued in other liabilities. As of January 30, 1999 the company's estimated PBO (at a discount rate of 6.75%) for postretirement benefits was $48 million, of which $45 million was accrued in other liabilities. The postretirement plan is unfunded. The postretirement benefit expense was $4 million in 1999 and 1998 and $3 million in 1997.

The estimated future obligations for postretirement medical benefits are based upon assumed annual healthcare cost increases of 12% for 2000 and 2001, decreasing by 1% annually to 8% for 2005 and future years. A 1% increase or decrease in the assumed annual health care cost increases would increase or decrease the present value of estimated future obligations for postretirement benefits by approximately $2 million.

Another important element in the retirement programs is the Social Security system, into which the company paid $163 million in 1999 as its matching contribution to the $163 million paid in by associates.

Taxes

The provision for income taxes and the related percent of pretax earnings for the last three years were as follows:

                               1999           1998           1997
(dollars in millions)      $      %       $      %       $      %

Federal                 $440           $420           $359
State and local           81             77             65
Current taxes            521   34.2%    497   35.6%    424   33.2%
Federal                   63             41             64
State and local           12              8             12
Deferred taxes            75    4.9      49    3.5      76    5.9
Total                   $596   39.1%   $546   39.1%   $500   39.1%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

(percent of pretax earnings)               1999     1998     1997

Statutory federal income tax rate          35.0%    35.0%    35.0%
State and local income taxes                6.1      6.1      6.0
Federal tax benefit of state
  and local income taxes                   (2.2)    (2.2)    (2.1)
Other, net                                  0.2      0.2      0.2
Effective income tax rate                  39.1%    39.1%    39.1%

Major components of deferred tax assets (liabilities) were as follows:

(dollars in millions)                              1999      1998

Accrued expenses and reserves                     $  96     $ 102
Deferred and other compensation                     139       123
Depreciation/amortization and basis differences    (528)     (474)
Other deferred income tax liabilities, net         (216)     (206)
Net deferred income taxes                          (509)     (455)
Less: Net current deferred income tax assets         31        27
Noncurrent deferred income taxes                  $(540)    $(482)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

Earnings per Share

The following tables reconcile net earnings and weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for 1999, 1998, and 1997.

                                                           1999
                                        Net            Earnings
(in millions, except per share)    Earnings   Shares  per Share

Net earnings                           $927
ESOP preference shares' dividends       (19)
Basic earnings per share               $908    332.2      $2.73
ESOP preference shares                   16     21.5
Assumed exercise of options
  (treasury stock method)                 -      1.9
Diluted earnings per share             $924    355.6      $2.60


                                                           1998
                                        Net            Earnings
(in millions, except per share)    Earnings   Shares  per Share

Net earnings                           $849
ESOP preference shares' dividends       (18)
Basic earnings per share               $831    342.6      $2.43
ESOP preference shares                   15     22.2
Assumed exercise of options
  (treasury stock method)                 -      2.6
Diluted earnings per share             $846    367.4      $2.30

                                                           1997
                                        Net            Earnings
(in millions, except per share)    Earnings   Shares  per Share

Net earnings                           $779
ESOP preference shares' dividends       (18)
Basic earnings per share               $761    348.5     $2.18
ESOP preference shares                   14     22.9
Assumed exercise of options
 (treasury stock method)                  -      2.2
Diluted earnings per share             $775    373.6     $2.07

Accounts Receivable

Credit sales under department store credit programs as a percent of net retail sales were 40.7% in 1999. This compares with 42.3% in 1998 and 44.3% in 1997. An estimated 26 million customers hold credit cards under the company's various credit programs. Sales made through third-party credit cards totaled $4.6 billion in 1999, compared with $4.1 billion in 1998 and $3.6 billion in 1997.

Net accounts receivable consisted of:

(dollars in millions)                       1999       1998

Customer accounts receivable              $2,124     $2,127
Other accounts receivable                    125         99
Total accounts receivable                  2,249      2,226
Allowance for uncollectible accounts         (76)       (82)
Accounts receivable, net                  $2,173     $2,144

In accordance with industry practice, installments on deferred-payment accounts receivable maturing in more than one year have been included in current assets. The fair value of customer accounts receivable approximates their carrying values at January 29, 2000 and January 30, 1999 due to the short-term nature of these accounts.

Other Current Assets

In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories of $53 million in 1999 and $49 million in 1998.

Other Assets

Other assets consisted of:

(dollars in millions)                       1999     1998

Prepaid and intangible pension asset         $32     $ 26
Deferred debt expense                         31       33
Notes receivable                               -       30
Other                                          7       11
Total                                        $70     $100

Accrued Expenses

Accrued expenses consisted of:

(dollars in millions)                       1999     1998

Salaries, wages, and employee benefits      $196     $147
Insurance costs                              184      178
Interest and rent expense                    143      156
Advertising and other operating expenses     128      112
Sales, use, and other taxes                  110      106
Construction costs                            71       59
Other                                         60       49
Total                                       $892     $807

Short-term Debt and Lines of Credit

Short-term borrowings for the last three years were:

(dollars in millions)                      1999     1998     1997
Balance outstanding at year end            $  -     $  -     $  -
Average balance outstanding                  67      195      182
Average interest rate on average balance    5.7%     5.4%     5.7%
Maximum balance outstanding                $407     $621     $487

The average balance of short-term borrowings outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term borrowings were outstanding during the year. The company has $780 million available under credit agreements.

Long-term Debt

Long-term debt and capital lease obligations were:

(dollars in millions)                         1999       1998

5.7% to 10.6% unsecured notes and
  sinking-fund debentures due 2000-2036 $3,638 $3,741 3.0% to 10.0% mortgage notes and
  bonds due 2000-2015                          124        134
Capital lease obligations                       57         48
Total debt                                   3,819      3,923
Less: Current maturities of long-term debt     259         98
Long-term debt                              $3,560     $3,825

The annual maturities of long-term debt, including sinking fund requirements, are $259 million, $85 million, $329 million, $132 million, and $258 million for 2000 through 2004.

The net book value of property encumbered under long-term debt agreements was $143 million at January 29, 2000.

The company recorded an extraordinary aftertax loss of $4 million
($5 million pretax) in 1997 related to the early retirement of debt.

The fair value of long-term debt (excluding capital lease obligations) was approximately $3.7 billion and $4.5 billion at January 29, 2000, and January 30, 1999, respectively. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities.

Lease Obligations

The company owns approximately 77% of its stores. Rental expense for the company's operating leases consisted of:

(dollars in millions)               1999     1998    1997

Minimum rentals                      $48      $49     $47
Contingent rentals based on sales     18       18      17
Real property rentals                 66       67      64
Equipment rentals                      3        3       4
Total                                $69      $70     $68

Future minimum lease payments at January 29, 2000 were as follows:

                      Capital   Operating
(dollars in millions)  Leases      Leases    Total

2000                     $  7        $ 51     $ 58
2001                        7          46       53
2002                        7          43       50
2003                        7          40       47
2004                        7          38       45
After 2004                 93         264      357
Minimum lease payments   $128        $482     $610

The present value of minimum lease payments under capital leases was $57 million at January 29, 2000, of which $1 million was included in current liabilities. The present value of operating leases was $291 million at January 29, 2000.

Property under capital leases is summarized as follows:

(dollars in millions)      1999     1998

Cost                       $ 65     $ 56
Accumulated amortization    (32)     (31)
Total                      $ 33     $ 25

Other Liabilities

In addition to accrued pension and postretirement costs, other liabilities consisted principally of deferred compensation liabilities of $162 million at January 29, 2000 and $161 million at January 30, 1999. Under the company's deferred compensation plan, eligible associates may elect to defer part of their compensation each year into cash and/or stock unit alternatives. The company issues shares to settle obligations with participants who defer in stock units and it maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

Acquisitions

On December 31, 1999 May completed the acquisition of Zions Co-operative Mercantile Institution (ZCMI) stores. May issued 1.6 million shares of May common stock valued at $50 million to ZCMI shareholders and assumed $73 million of debt, of which $40 million was repaid at closing. The company repurchased a comparable number of shares in the open market as were issued to acquire ZCMI.

In September 1998, May purchased 11 former Mercantile stores for approximately $302 million including merchandise inventories. At the date of acquisition nine of these stores were leased. The leases have both put and call options that obligate the company to buy the underlying properties for approximately $100 million. As of January 29, 2000 the company has purchased three of these stores for $42 million.

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

A combined summary of the stock option plans at the end of 1999, 1998, and 1997 and of the changes in outstanding shares within years is presented below:

                                 1999               1998               1997
                              Average            Average            Average
                             Exercise           Exercise           Exercise
(shares in thousands)  Shares   Price     Shares   Price     Shares   Price

Beginning of year     11,764      $33     10,230     $28     10,081     $25
Granted                4,329       44      4,230      43      3,158      32
Exercised               (690)      25     (1,922)     25     (2,384)     21
Forfeited or expired    (531)      42       (774)     33       (625)     28
End of year           14,872      $37     11,764     $33     10,230     $28
Exercisable at
  end of year          5,904      $30      3,719     $26      3,214     $24
Shares available
  for grants           4,218               8,015             11,471
Fair value of
  options granted                 $14                $12                $11

The following table summarizes information about stock options outstanding at January 29, 2000:

             Options Outstanding                    Options Exercisable
                         Average
 Exercise     Number    Remaining       Average        Number   Average
 Price   Outstanding  Contractual      Exercise   Exercisable  Exercise
 Range (in thousands)        Life         Price (in thousands)     Life
$    7             2            1           $ 7             2         1
 16-24         1,699            4            22         1,699         4
 25-33         5,119            7            30         3,127         7
 35-45         8,052            9            42         1,076         8
              14,872            7           $30         5,904         6

Under the 1994 Stock Incentive Plan, the company is authorized to grant up to 2.9 million shares of restricted stock to management associates with or without performance restrictions. No monetary consideration is paid by associates who receive restricted stock. All restrictions lapse over periods of up to 10 years. In 1999 and 1998 the company granted 407,167 and 328,356 shares of restricted stock, respectively, under the 1994 Stock Incentive Plan. For restricted stock grants, compensation expense is based upon the grant date market price; it is recorded over the lapsing period. For performance-based restricted stock, compensation expense is recorded over the performance period and is based on estimates of performance levels.

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-based Compensation," establishes a fair-value method of accounting for employee stock options or similar equity instruments. The company used the Black-Scholes option pricing model to estimate the grant date fair value of its 1995 and later option grants. The fair value is recognized over the option vesting period, which is typically four years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the company's net earnings and net earnings per share would have been as follows:

(dollars in millions, except per share)   1999      1998      1997
Net earnings:
  As reported                            $ 927     $ 849     $ 779
  Pro forma                                903       833       766
Basic earnings per share:
  As reported                            $2.73     $2.43     $2.18
  Pro forma                               2.66      2.38      2.14
Diluted earnings per share:
  As reported                            $2.60     $2.30     $2.07
  Pro forma                               2.54      2.27      2.04

The following Black-Scholes assumptions were used:

Assumptions                          1999     1998     1997

Risk-free interest rate               5.5%     5.6%     6.6%
Expected dividend yield             $0.89    $0.85    $0.80
Expected option life (years)            7        7        7
Expected volatility                    26%      23%      24%

Common Stock Repurchase Programs

During 1999, the company purchased $361 million or 9.9 million shares under a $500 million stock repurchase program authorized in fiscal 1999. The 1999 buyback was in addition to a $500 million 1998 stock repurchase program totaling 12.5 million shares and a $300 million 1997 stock repurchase program totaling 9.6 million shares. In February 2000, the company announced plans to repurchase up to an additional $650 million of May shares.

Preference Stock

The company is authorized to issue up to 25 million shares of $.50 par value preference stock. As of January 29, 2000, 800,000 ESOP preference shares were authorized and 622,197 were outstanding.

The ESOP preference shares are shown outside of shareowners' equity in the consolidated balance sheet because the shares are redeemable by the holder or by the company in certain situations.

Shareowner Rights Plan

The company has a shareowner rights plan under which a right is attached to each share of the company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of May's common stock by a person or by affiliated persons. Depending upon the circumstances the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock, or shares of common stock of the acquiring person. The rights will remain in existence until August 31, 2004, unless they are terminated, extended, exercised, or redeemed.

Eleven-Year Financial Summary

(in millions, except per share
and operating statistics)            1999     1998    1997   1996     1995   1994   1993   1992       1991    1990   1989
Net retail sales                   $13,869 $13,048 $12,265 $11,465 $10,347 $9,643 $8,905 $8,291     $7,748  $7,378  $6,907

  Total percent increase               6.3%    6.4%    7.0%   10.8%    7.3%   8.3%   7.4%   7.0%       5.0%    6.8%   14.0%
  Store-for-store percent increase     2.6%    3.5%    3.6%    4.3%    2.5%   5.4%   5.4%   4.5%      (0.6%)   0.6%    6.4%

Operations

Revenues                           $13,866 $13,090 $12,390 $11,727 $10,708 $9,886 $9,353 $9,154     $8,864  $8,497  $8,169
Cost of sales                        9,370   8,901   8,437   7,953   7,217  6,658  6,328  6,251      6,071   5,844   5,547
Selling, general,
  and administrative expenses        2,686   2,516   2,375   2,265   2,081  1,916  1,824  1,859      1,861   1,772   1,735
Interest expense, net                  287     278     299     277     250    233    244    279        315     278     231
Earnings before income taxes         1,523   1,395   1,279   1,232   1,160  1,079    957    579*       617     603     656
Provision for income taxes             596     546     500     483     460    429    379    107*       213     199     231

Net earnings (1)                       927     849     779     749     700    650    578    472        404     404     425
  Percent of revenues                  6.7%    6.5%    6.3%    6.4%    6.5%   6.6%   6.2%   5.2%       4.6%    4.8%    5.2%

LIFO provision (credit)            $   (30)$   (28)$    (5)$   (20)$   (53)$  (46)$    7 $   10     $   26  $   39  $  (22)

Per share
Net earnings (1)                   $  2.60 $  2.30 $  2.07 $  1.87 $  1.75 $ 1.62 $ 1.43 $ 1.18     $ 1.02  $ 1.01  $ 1.00

Dividends paid (2)                     .89     .85     .80     .77     .74    .67    .60    .55        .54     .51     .46
Book value                           12.53   11.46   10.99   10.27   12.28  11.10   9.77   8.55       7.51    6.69    6.22
Market price - high                  45.38   47.25   38.08   34.83   30.83  30.08  31.00  24.83      20.13   19.71   17.54
Market price - low                   29.19   33.17   29.08   27.00   22.33  21.50  22.29  17.33      15.08   12.46   11.54
Market price - year-end close        31.25   40.25   35.04   29.67   29.25  23.42  26.50  23.46      18.29   15.17   15.25

Financial statistics

Return on equity                      24.1%   22.2%   21.2%   19.4%   20.8%  21.3%  22.1%  21.5%      20.7%   21.8%   18.0%
Return on net assets                  20.7    19.8    18.5    18.8    20.1   20.1   19.0   15.4**     14.5    15.8    16.9

Operating statistics
Stores open at year-end                408     393     369     365     346    314    301    303        318     324     288
Gross retail square footage
  (in millions)                       69.1    66.7    62.8    62.1    57.6   52.0   49.4   49.5       51.9    52.4    48.4
Sales per square foot (3)          $   210 $   209 $   204 $   201 $   201 $  200 $  191 $  179     $  171  $  172  $  168
Cash flows and financial position
Cash flows from operations (4)     $ 1,396 $ 1,288 $ 1,191 $ 1,123 $ 1,033 $  947 $  859 $  755     $  677  $  657  $  659
     Percent of revenues              10.1%    9.8%    9.6%    9.6%    9.6%   9.6%   9.2%   8.3%       7.6%    7.7%    8.1%

Depreciation and amortization      $   469 $   439 $   412 $   374 $   333 $  297 $  281 $  283     $  273  $  253  $  234

Capital expenditures                   703     630     496     632     801    682    560    284        366     466     470
Dividends on common stock              295     290     279     287     277    251    223    204        198     191     186
Working capital                      2,700   2,928   3,012   3,156   3,536  3,069  2,960  2,730      3,089   2,672   2,094
Long-term debt and preference stock  3,875   4,152   3,849   4,196   3,701  3,240  3,192  3,256      4,299   3,948   3,387
Shareowners' equity                  4,077   3,836   3,809   3,650   4,585  4,135  3,639  3,181      2,781   2,467   2,319
Total assets                        10,935  10,533   9,930  10,059  10,122  9,237  8,614  8,376      8,566   8,083   7,570

Average diluted shares outstanding
  and equivalents                    355.6   367.4   373.6   396.2   397.3  397.3  398.2  397.0      394.3   397.1   419.3

All years included 52 weeks, except 1995 and 1989, which included 53 weeks. Net retail sales for 1995 and 1989 are shown on a 52-week basis for comparability.
(1) Represents net earnings and diluted earnings per share from continuing operations.
(2) The annual dividend was increased to $.93 per share effective with the March 15, 2000, dividend payment.
(3) Sales per square foot are calculated from net retail sales plus finance charge revenues and average gross retail square footage.
(4) Cash flows from operations represents net earnings plus depreciation/amortization. It is different from cash flows from operating activities as shown on the statement of cash flows.
 * Pretax earnings include a net special and nonrecurring charge of $187 million, and the provision for income taxes includes a nonrecurring tax benefit of $187 million.
** Based on pretax earnings before special and nonrecurring items.



REPORTS OF MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS

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




To the Board of Directors and Shareowners of The May Department
Stores Company:

We have audited the accompanying consolidated balance sheet of The May Department Stores Company (a Delaware corporation) and subsidiaries as of January 29, 2000, and January 30, 1999, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 29, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of January 29, 2000, and January 30, 1999, and the results of their operations and their cash Flows for each of the three fiscal years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri  63101-2089
February 9, 2000