Form 10-K405, Exhibit 13
period 2001-02-03
MAY DEPARTMENT STORES CO
filed 2001-04-25
CIK 63416

Exhibit 13

Management's Discussion and Analysis

Our 26th consecutive year of increased sales and earnings per share is a record few companies in retailing can match. A solid fourth quarter performance resulted in record earnings per share of $2.62 in 2000, compared with last year's $2.60. Our three-year earnings per share compound growth rate is 8.2%. Net earnings totaled $858 million versus $927 million last year. Our return on equity of 21.0% and our return on net assets of 19.5% continue to be among the best in retailing.

Sales were $14.5 billion, an increase of 4.3% over 1999 sales of $13.9 billion. The increase reflects a 0.5% rise in store-for-store sales, 2000 store openings, the full-year impact of 1999 store openings, and the sales from David's Bridal.

In 2000 we opened 23 department stores, including 13 former ZCMI stores located in Utah and Idaho, adding 3.3 million square feet of retail space:

Lord & Taylor: 4 stores
Pittsburgh (Downtown) Pittsburgh, PA
Flatiron Crossing     Denver, CO
Moorestown Mall       Moorestown, NJ
Providence Place      Providence, RI

Foley's: 4 stores
Flatiron Crossing     Denver, CO
NorthPark Center      Dallas, TX
Stonebriar Center     Frisco, TX
South Park Mall       San Antonio, TX

Kaufmann's: 1 store
Oakdale Mall          Johnson City, NY

Famous-Barr: 1 store
Merle Hay Mall        Des Moines, IA

Meier & Frank: 13 stores
Cottonwood Mall       Salt Lake City, UT
Fashion Place         Salt Lake City, UT
Foothill Village      Salt Lake City, UT
Layton Hills Mall     Salt Lake City, UT
Ogden City Mall       Salt Lake City, UT
South Towne Center    Salt Lake City, UT
Valley Fair Mall      Salt Lake City, UT
ZCMI Center           Salt Lake City, UT
Cache Valley Mall     Logan, UT
Red Cliffs Mall       St. George, UT
University Mall       Orem, UT
Grand Teton Mall      Idaho Falls, ID
Pine Ridge Mall       Pocatello, ID


We remodeled 20 department stores in 2000 totaling 1.6 million square feet, including the expansion of nine stores by 259,000 square feet. At fiscal year-end we operated 427 department stores in 37 states and the District of Columbia.

David's Bridal, the largest retailer of bridal apparel in the United States, joined May in August 2000. At fiscal year-end,
David's Bridal operated 123 stores in 36 states and Puerto Rico.

We plan to open 22 new department stores in 2001 totaling 4.1 million square feet, including eight stores purchased from Saks Incorporated. We also plan to remodel 32 department stores totaling
2.0 million square feet of retail space, which includes the expansion of 20 stores by a total of 743,000 square feet. David's Bridal plans to add 28 new stores in 2001 totaling 308,000 square feet of retail space. In addition, we have agreed to purchase 13 former Wards stores. Seven are planned as new stores and the remainder will provide expansion in existing malls. We plan to reopen most of the locations in 2002.

The new-store plan for 2001 through 2005 would add 89 new department stores and 148 David's Bridal stores totaling 17 million retail square feet, a 5% annualized increase. During this five-year period, the major components of our $4.3 billion capital plan include plans to invest $2.0 billion for new stores, $1.1 billion to expand and remodel existing stores, and $380 million related to systems and operations improvements.

Common stock repurchase programs authorized by our board of directors since 1996 totaled more than $2.5 billion:

                                                    As Repurchased
(in millions, except per share)                              Average Price
                                 Authorized    $     Shares      per Share

2000                                $  650   $789      28.4            $28
1999                                   500    361       9.9             36
1998                                   500    500      12.5             40
1997                                   300    300       9.6             31
1996                                   600    600      19.1             31
Total                               $2,550 $2,550      79.5            $32

Review of Operations

Earnings per share was $2.62 in 2000, compared with $2.60 in 1999 and $2.30 in 1998. Net earnings totaled $858 million in 2000, compared with $927 million in 1999 and $849 million in 1998. The decline in net earnings is due to lower operating earnings during the first three quarters of 2000, including a $63 million charge to clear excess spring and summer merchandise, and increased interest expense related to the 1999 and 2000 common stock repurchase programs. The 2000, 1999, and 1998 earnings per share growth rates were 0.8%, 13.0%, and 11.1%, respectively. Return on revenues was 5.9% in 2000, compared with 6.7% in 1999 and 6.5% in 1998.

Results for the past three years and the related percent of revenues were:

                                     2000              1999             1998
(dollars in millions,
except per share)              $        %        $        %        $        %

Net retail sales         $14,454           $13,854           $13,031
Revenues                 $14,511   100.0%  $13,866   100.0%  $13,090   100.0%
Cost of sales              9,929    68.4     9,370    67.6     8,901    68.0
Selling, general, and
   administrative          2,835    19.5     2,686    19.4     2,516    19.2
Interest expense, net        345     2.4       287     2.0       278     2.1
Earnings before
   income taxes            1,402     9.7     1,523    11.0     1,395    10.7
Provision for
   income taxes    (1)       544    38.8       596    39.1       546    39.1
Net earnings               $ 858     5.9%  $   927     6.7%  $   849     6.5%
Earnings per share (2)     $2.62     0.8%  $  2.60    13.0%  $  2.30    11.1%

(1) Percent of revenues columns represent effective income tax rates.

(2) Percent of revenues columns represent earnings per share growth rates.


Fiscal 2000 included 53 weeks. The additional week did not materially affect 2000 earnings. All net retail sales information is presented on a 52-week basis for comparability. References to earnings per share are to diluted earnings per share.

The following table shows earnings before interest and taxes excluding the LIFO (last-in, first-out) credit of $29 million in 2000, $30 million in 1999, and $28 million in 1998:

(dollars in millions)
                                 2000         1999       1998
Operating earnings             $1,718       $1,780     $1,645
Percent of revenues              11.8%        12.8%      12.6%

Our 427 quality department stores are operated by eight regional department store companies across the United States under 11 long-standing and widely recognized trade names. Each department store company holds a leading market position in its region. David's Bridal operates 123 stores and is the nation's largest retailer of bridal gowns and bridal-related merchandise.

The table below summarizes net retail sales, sales per square foot, gross retail square footage, and the number of stores for each department store company and David's Bridal:





                                                       Net  Retail
                                                  Sales in Millions
                                                     of Dollars (1)

Store Company: Headquarters                             2000   1999

Lord & Taylor: New York City                       $ 2,181   $2,129
Hecht's, Strawbridge's: Washington, D.C.             2,502    2,442
Foley's: Houston                                     2,206    2,174
Robinsons-May: Los Angeles                           2,171    2,057
Filene's: Boston                                     1,790    1,703
Kaufmann's: Pittsburgh                               1,600    1,597
Famous-Barr, L.S. Ayres, The Jones Store: St. Louis  1,319    1,348
Meier & Frank: Portland, Ore.                          581      404

Total Department Stores                            $14,350  $13,854

David's Bridal: Philadelphia (2)                       248      192

The May Department Stores Company (3)              $14,454  $13,854

                                                         Sales  per
                                                    Square Foot (1)

Store Company: Headquarters                         2000       1999

Lord & Taylor: New York City                        $214       $222
Hecht's, Strawbridge's: Washington, D.C.             203        203
Foley's: Houston                                     201        203
Robinsons-May: Los Angeles                           217        210
Filene's: Boston                                     253        253
Kaufmann's: Pittsburgh                               191        196
Famous-Barr, L.S. Ayres, The Jones Store: St. Louis  174        189
Meier & Frank: Portland, Ore.                        170        233

Total Department Stores                             $205       $210

David's Bridal: Philadelphia (2)                     205        207

The May Department Stores Company (3)               $205       $210

                                                     Gross Retail
                                                   Square Footage
                                                     in Thousands

Store Company: Headquarters                          2000     1999

Lord & Taylor: New York City                        10,601  10,070
Hecht's, Strawbridge's: Washington, D.C.            12,583  12,668
Foley's: Houston                                    11,572  10,975
Robinsons-May: Los Angeles                          10,210  10,198
Filene's: Boston                                     7,222   7,212
Kaufmann's: Pittsburgh                               8,721   8,513
Famous-Barr, L.S. Ayres, The Jones Store: St. Louis  7,630   7,655
Meier & Frank: Portland, Ore.                        3,487   1,769

Total Department Stores                             72,026  69,060

David's Bridal: Philadelphia (2)                     1,322   1,061

The May Department Stores Company (3)               73,348  69,060

                                                   Number of Stores

Store Company: Headquarters                  2000  New  Closed 1999

Lord & Taylor: New York City                   82    4      -   78
Hecht's, Strawbridge's: Washington, D.C.       73    -      1   74
Foley's: Houston                               60    4      1   57
Robinsons-May: Los Angeles                     55    -      -   55
Filene's: Boston                               44    -      -   44
Kaufmann's: Pittsburgh                         51    1      -   50
Famous-Barr, L.S. Ayres,
    The Jones Store: St. Louis                 42    1      1   42
Meier & Frank: Portland, Ore.                  20   13      1    8

Total Department Stores                       427   23      4  408

David's Bridal: Philadelphia (2)              123   23      -  100

The May Department Stores Company (3)         550  146      4  408

(1) Fiscal 2000 net retail sales and sales per square foot are shown on a 52-week basis for comparability.
(2) David's Bridal shown on a full-year basis.
(3) Results of David's Bridal included since August 2000. All
    David's Bridal stores included as new.

Net retail sales exclude the sales of stores that have been closed and not replaced and include lease department sales.

Sales per square foot are calculated from net retail sales plus finance charge revenues and average gross retail square footage.

Gross retail square footage represents square footage of stores open at the end of the period presented.

(in millions)
                     2000    1999    1998    1997    1996    1995   1994   1993   1992   1991   1990
Net retail sales  $14,454 $13,854 $13,031 $12,248 $11,446 $10,327 $9,622 $8,884 $8,270 $7,723 $7,349


                    2000     1999    1998    1997    1996    1995    1994   1993   1992   1991   1990
Earnings per share $2.62    $2.60   $2.30   $2.07   $1.87   $1.75   $1.62  $1.43  $1.18  $1.02  $1.01



                      2000     1999    1998    1997    1996   1995   1994   1993   1992   1991   1990
Sales per square foot $205     $210    $209    $204    $201   $201   $200   $191   $179   $171   $172

(in millions)            2000     1999    1998     1997   1996   1995   1994   1993   1992   1991   1990
Cash flows             $1,369   $1,396  $1,288   $1,191 $1,123 $1,033   $947   $859   $755   $677   $657
Depreciation and
   amortization        $  511   $  469  $  439   $  412 $  374 $  333   $297   $281   $283   $273   $253
Net earnings           $  858   $  927  $  849   $  779 $  749 $  700   $650   $578   $472   $404   $404


                      2000     1999    1998    1997   1996  1995   1994   1993   1992   1991   1990
Return on equity      21.0%    24.1%   22.2%   21.2%  19.4% 20.8%  21.3%  22.1%  21.5%  20.7%  21.8%


                      2000     1999    1998    1997    1996  1995   1994   1993   1992   1991   1990
Return on net assets  19.5%    20.7%   19.8%   18.5%   18.8% 20.1%  20.1%  19.0%  15.4%  14.5%  15.8%


(per common share)
                            2000     1999    1998    1997    1996  1995   1994   1993   1992   1991   1990
Dividend rate at year-end  $0.93    $0.89   $0.85   $0.80   $0.77 $0.76  $0.69  $0.61  $0.55  $0.54  $0.53


                           2000     1999    1998    1997    1996   1995   1994   1993   1992   1991   1990
Common stock closing price
   and price range
Low price                $19.19   $29.19  $33.17  $29.08  $27.00 $22.33 $21.50 $22.29 $17.33 $15.08 $12.46
High price               $39.50   $45.38  $47.25  $38.08  $34.83 $30.83 $30.08 $31.00 $24.83 $20.13 $19.71
Closing price            $37.30   $31.25  $40.25  $35.04  $29.67 $29.25 $23.42 $26.50 $23.46 $18.29 $15.17

Net Retail Sales
Net retail sales (sales) exclude the sales of stores that have been closed and not replaced and include lease department sales. Store-for-store sales represent sales of those stores open during both years. David's Bridal sales are included in total sales since August 2000, but are not included in store-for-store sales. Sales increases (decreases) for 2000 and 1999 were:

                                    2000                     1999
                              Store-for-               Store-for-
Quarter             Total          Store     Total          Store
First                 3.5%          0.0%       8.1%          3.5%
Second                2.6          (0.6)       9.2           4.7
Third                 5.0          (0.1)       5.4           1.1
Fourth                5.5           1.8        4.0           1.6
Year                  4.3%          0.5%       6.3%          2.6%

The total sales increase for 2000 reflects a 0.5% rise in store-for-store sales, the opening of 19 net new department stores in 2000, the full-year impact of 1999 store openings, and the sales from David's Bridal. The total sales increase for 1999 includes a 2.6% store-for-store sales increase, the opening of 15 net new stores, and the full-year impact of 1998 store openings.

Revenues
Revenues (see page 26 for definition) include finance charge revenues of $301 million, $304 million, and $298 million in 2000, 1999, and 1998, respectively.

Cost of Sales
Cost of sales includes cost of merchandise sold and buying and occupancy costs. The impact of LIFO on cost of sales and the related percent of revenues were:

                               2000            1999           1998
(dollars in millions)      $      %         $     %        $     %
Cost of sales         $9,929   68.4%   $9,370  67.6%  $8,901  68.0%
LIFO credit               29    0.2        30   0.2       28   0.2
Cost of sales
  before LIFO credit  $9,958   68.6%    9,400  67.8%  $8,929  68.2%

Before the LIFO credit, cost of sales as a percent of revenues increased in 2000 compared with 1999 due to a higher level of markdowns, including a $63 million charge to clear excess spring and summer merchandise, which increased cost of sales as a percent of revenues by 0.5% in 2000. The remaining increase in cost of sales as a percent of revenues was in buying and occupancy costs. Before the LIFO credit, cost of sales as a percent of revenues decreased in 1999 compared with 1998 due to the elimination of the consumer electronics business.

Selling, General, and Administrative Expenses
Selling, general, and administrative expenses and the related percent of revenues were:

                                2000           1999           1998
(dollars in millions)        $     %        $     %        $     %
Selling, general, and
     administrative     $2,835  19.5%  $2,686  19.4%  $2,516  19.2%

As a percent of revenues, selling, general, and administrative expenses increased from 19.4% in 1999 to 19.5% in 2000 as a result of an increase in payroll expense partially offset by lower retirement and other employee benefit expenses. As a percent of revenues, selling, general, and administrative expenses increased from 19.2% in 1998 to 19.4% in 1999 as a result of increases in advertising and sales promotion, payroll, retirement, and profit sharing expenses.

Selling, general, and administrative expenses included advertising and sales promotion costs of $572 million, $540 million, and $500 million in 2000, 1999, and 1998, respectively. As a percent of revenues, advertising and sales promotion costs were 3.9% in 2000 and 1999 and 3.8% in 1998.

Interest Expense
Interest expense components were:

(dollars in millions)           2000           1999         1998
Interest expense                $373           $315         $311
Interest income                  (11)           (12)         (19)
Capitalized interest             (17)           (16)         (14)
Interest expense, net           $345           $287         $278
Percent of revenues              2.4%           2.0%         2.1%

Interest expense principally relates to long-term debt. Seasonal working capital requirements were met through commercial paper borrowings. In 2000, we issued $1.1 billion in new debt. We did not issue any long-term debt in 1999. In 1998, we issued $350 million in new debt.

Income Taxes
The effective income tax rate for 2000 was 38.8%,compared with 39.1% in 1999 and 1998, as a result of implementing corporate structure changes which have a favorable impact on our effective tax rate.

Impact of Inflation
Inflation did not have a material impact on our 2000 sales and earnings growth. We value inventory principally on a LIFO basis, and as a result the current cost of merchandise is reflected in current operating results.

Review of Financial Condition
We continue to meet our objective of generating top quartile shareowner returns in the retail industry while maintaining access to capital at reasonable costs.

Return on Equity
Return on equity is our principal measure for evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Our objective is performance that places our return on equity in the top quartile of the retail industry. Return on beginning equity was 21.0% in 2000, compared with 24.1% in 1999 and 22.2% in 1998.

Return on Net Assets
Return on net assets measures performance independent of capital structure. Return on net assets is pretax earnings before net interest expense and the interest component of operating leases, divided by beginning-of-year net assets(including present value of operating leases). Return on net assets was 19.5% in 2000, compared with 20.7% in 1999 and 19.8% in 1998.

Cash Flows
Cash flows from operations (net earnings plus depreciation and amortization) was $1.4 billion, or 9.4% of revenues in 2000. This compares with 10.1% in 1999 and 9.8% in 1998. Our cash flows as a percent of revenues continues to be one of the highest in the retail industry and provides us with significant resources to enhance shareowners' value.

Sources (uses) of cash flows were:

(dollars in millions)                       2000      1999    1998
Net earnings plus
    depreciation and amortization         $1,369    $1,396  $1,288
Working capital (increases) decreases        (71)       14     158
Other operating activities                    48       120      59
Net capital expenditures                    (550)     (678)   (586)
Business combinations                       (420)      (40)   (302)
Net long-term debt issuances (repayments)    835      (135)    129
Net purchases of common stock (1)           (792)     (434)   (525)
Dividend payments                           (304)     (314)   (308)
Increase (decrease) in cash and
    cash equivalents                      $  115    $  (71) $  (87)

(1)Includes common stock repurchase programs authorized by our board of directors as described on page 18.

See "Consolidated Statement of Cash Flows" on page 24.

Capital Expenditures
Capital expenditures are primarily related to new stores, remodels and expansions. Our strong financial condition enables us to make capital expenditures to enhance growth and improve operations. The operating measures we emphasize when we invest in new stores and remodel or expand existing stores include return on net assets, internal rate of return, and sales per square foot.

Business Combinations
In August 2000, David's Bridal, Inc. joined May. The cost of this transaction was approximately $420 million. In December 1999, we completed the merger of Zions Co-operative Mercantile Institution
(ZCMI) stores. We issued 1.6 million shares of May common stock valued at $50 million to ZCMI shareholders and assumed $73 million of debt, of which $40 million was repaid at closing. In September 1998, we purchased 11 former Mercantile stores for approximately $302 million including merchandise inventories. These business combinations have been accounted for as purchases and did not have a material effect on our results of operations or financial position.

In January 2001, we announced that we will purchase nine department store locations from Saks Incorporated. The cash purchase price includes approximately $237 million for the stores and approximately $72 million for merchandise inventories and accounts receivable. The transaction is expected to close in the first quarter of 2001. This transaction will be accounted for as a purchase and will not have a material effect on our financial statements.

Available Credit and Debt Ratings
We can borrow up to $878 million under our credit agreements. In addition we have filed with the Securities and Exchange Commission shelf registration statements that enable us to issue up to $775 million of debt securities.

Our bonds are rated A1 by Moody's Investors Service, Inc. and A+ by Standard & Poor's Corporation. Our commercial paper is rated P1 by Moody's and A1 by Standard & Poor's. Our senior unsecured bank credit agreement is rated A1 by Moody's.

Financial Ratios
Our debt-to-capitalization and fixed-charge coverage ratios are consistent with our capital structure objective. Our capital structure provides us with substantial financial and operational flexibility.

The debt-to-capitalization ratios were 50%, 44%, and 45% for 2000, 1999, and 1998, respectively. The ratio increased in 2000 due to current year long-term borrowings of $1.1 billion and the repurchase of $789 million of our common stock. For purposes of the debt-to-capitalization ratio, we define total debt as short-term and long-term debt (including the Employee Stock Ownership Plan [ESOP] debt reduced by unearned compensation) and the capitalized value of all leases, including operating leases. We define capitalization as total debt, noncurrent deferred taxes, ESOP preference shares, and shareowners' equity. See "Profit Sharing" on page 27 for discussion of the ESOP.

The fixed-charge coverage ratios were 4.0x in 2000, 4.8x in 1999, and 4.5x in 1998. The ratio declined in 2000 due to higher interest expense related to the new debt issuances and lower operating earnings as previously discussed in "Review of Operations,"compared with 1999. We define fixed charges as gross interest expense, interest expense on the ESOP debt, total rent expense, and the pretax equivalent of dividends on redeemable preferred stock.

Common Stock Dividends and Market Prices
Our dividend policy is based on earnings growth and capital investment requirements. We increased the annual dividend by 1 cent to 94 cents per share effective with the March 2001 dividend. This is our 26th consecutive annual dividend increase. We have paid consecutive quarterly dividends since 1911.

The quarterly price ranges of the common stock and dividends per share in 2000 and 1999 were:

                                2000                           1999
             Market Price  Dividends       Market Price   Dividends
Quarter     High      Low  per Share     High       Low   per Share
First     $32.13   $23.75    $0.2325   $42.19    $36.00     $0.2225
Second     31.13    23.25     0.2325    45.38     38.13      0.2225
Third      25.50    19.19     0.2325    41.56     32.50      0.2225
Fourth     39.50    22.94     0.2325    34.63     29.19      0.2225

Year      $39.50   $19.19    $0.9300   $45.38    $29.19     $0.8900

The approximate number of common shareowners as of March 1, 2001, was 43,000.

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

CONSOLIDATED STATEMENT OF EARNINGS

(dollars in millions, except per share)  2000      1999      1998

Net retail sales                      $14,454   $13,854    $13,031
Revenues                              $14,511   $13,866    $13,090
Cost of sales                           9,929     9,370      8,901
Selling, general, and
 administrative expenses                2,835     2,686      2,516
Interest expense, net                     345       287        278
Earnings before income taxes            1,402     1,523      1,395
Provision for income taxes                544       596        546

Net earnings                          $   858   $   927    $   849

Basic earnings per share              $  2.74   $  2.73    $  2.43

Diluted earnings per share            $  2.62   $  2.60    $  2.30

Fiscal 2000 was a 53-week year. Net retail sales for fiscal 2000 are shown on a 52-week basis for comparability.

Net retail sales for the 53 weeks ended February 3, 2001, were $14,593.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
                                         February 3,   January 29,
(dollars in millions, except per share)       2001          2000

Assets
Current assets:
  Cash                                    $    17       $    16
  Cash equivalents                            139            25
  Accounts receivable, net of allowance
    for uncollectible accounts of
    $76 and $76                             2,081         2,173
  Merchandise inventories, net of LIFO
      reserve of $6 and $35                 2,938         2,817
  Other current assets                         95            84
Total current assets                        5,270         5,115

Property and equipment:
  Land                                        329           326
  Buildings and improvements                4,090         3,863
  Furniture, fixtures, and equipment        3,689         3,543
  Property under capital leases                59            65
  Total property and equipment              8,167         7,797
  Accumulated depreciation                 (3,268)       (3,028)
Property and equipment, net                 4,899         4,769

Goodwill, net of accumulated amortization
   of $263 and $228                         1,312           981
Other assets                                   93            70
Total assets                              $11,574       $10,935

Liabilities and shareowners' equity
Current liabilities:
  Current maturities of long-term debt    $    85       $   259
  Accounts payable                            965         1,030
  Accrued expenses                            871           892
  Income taxes payable                        293           234
Total current liabilities                   2,214         2,415

Long-term debt                              4,534         3,560
Deferred income taxes                         586           540
Other liabilities                             335           314

ESOP preference shares                        299           315
Unearned compensation                        (249)         (286)

Shareowners' equity:
  Common stock                                149           163
  Additional paid-in capital                    -             -
  Retained earnings                         3,706         3,914
Total shareowners' equity                   3,855         4,077

Total liabilities and shareowners' equity $11,574       $10,935

Common stock has a par value of $0.50 per share; 1 billion shares are authorized and 470.5 million shares were issued. At February 3, 2001, 298.2 million shares were outstanding, and 172.3 million shares were held in treasury. At January 29, 2000, 325.5 million shares were outstanding, and 145.0 million shares were held in treasury.

ESOP preference shares have a par value of $0.50 per share and a stated value of $507 per share; 800,000 shares are authorized. At February 3, 2001, 589,962 shares (convertible into 19.9 million shares of common stock) were issued and outstanding. At January 29, 2000, 622,197 shares (convertible into 21.0 million shares of common stock) were issued and outstanding.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in millions)                       2000     1999     1998

Operating activities
Net earnings                             $   858   $   927  $  849
Adjustments for noncash items included
 in earnings:
  Depreciation and other amortization        476       440     414
  Goodwill amortization                       35        29      25
  Deferred income taxes                       59        75      49
Working capital changes:
  Accounts receivable, net                    97        13      20
  Merchandise inventories                    (77)     (137)   (176)
  Other current assets                        (9)      (22)     12
  Accounts payable                           (77)       57     176
  Accrued expenses                           (70)       57      89
  Income taxes payable                        65        46      37
Other assets and liabilities, net            (11)       45      10
Total operating activities                 1,346     1,530   1,505

Investing activities
Capital expenditures                        (598)     (703)   (630)
Dispositions of property and equipment        48        25      44
Business combinations                       (420)      (40)   (302)
Total investing activities                  (970)     (718)   (888)

Financing activities
Issuances of long-term debt                1,076         -     350
Repayments of long-term debt                (241)     (135)   (221)
Purchases of common stock                   (828)     (468)   (589)
Issuances of common stock                     36        34      64
Dividend payments                           (304)     (314)   (308)
Total financing activities                  (261)     (883)   (704)

Increase (decrease) in cash and
    cash equivalents                         115       (71)    (87)
Cash and cash equivalents, beginning
    of year                                   41       112     199
Cash and cash equivalents, end of year   $   156    $   41   $ 112

Cash paid during the year:
  Interest expense                       $   376    $   307  $ 297
  Income taxes                               414        463    411

See "Business Combinations" in Notes to Consolidated Financial
Statements for a description of noncash transactions.

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
                                                       Outstanding   Additional       		     Total
                                                      Common Stock    Paid-in    Retained     Shareowners'
(dollars in millions, shares in thousands)   Shares        Dollars    Capital    Earnings           Equity

Balance at January 31, 1998                  346,512       $   173    $     -     $ 3,636           $3,809
Net earnings                                      -             -           -         849              849
Dividends paid:
  Common stock ($0.84 2/3 per share)              -             -           -        (290)            (290)
  ESOP preference shares,
    net of tax benefit                            -             -           -         (18)             (18)
Common stock issued                           3,141             1          74           -               75
Common stock purchased                      (14,989)           (7)        (74)       (508)            (589)

Balance at January 30, 1999                 334,664           167           -       3,669            3,836
Net earnings                                      -             -           -         927              927
Dividends paid:
  Common stock ($0.89 per share)                  -             -           -        (295)            (295)
  ESOP preference shares,
    net of tax benefit                            -             -           -         (19)             (19)
Common stock issued                           3,678             2          94           -               96
Common stock purchased                      (12,877)           (6)        (94)       (368)            (468)

Balance at January 29, 2000                 325,465           163           -       3,914            4,077
Net earnings                                      -             -           -         858              858
Dividends paid:
  Common stock ($0.93 per share)                  -             -           -        (286)            (286)
  ESOP preference shares,
    net of tax benefit                            -             -           -         (18)             (18)
Common stock issued                           2,350             1          51           -               52
Common stock purchased                      (29,645)          (15)        (51)       (762)            (828)
Balance at February 3, 2001                 298,170          $149       $   -      $3,706           $3,855



Treasury Shares
(shares in thousands)                                      2000           1999         1998

Balance, beginning of year                              144,990        135,791       123,943
Common stock issued:
  Exercise of stock options                                (569)          (673)       (1,914)
  Deferred compensation plan                               (221)          (224)         (227)
  Restricted stock grants, net of forfeitures              (158)          (372)         (306)
  Conversion of ESOP preference shares                   (1,089)          (781)         (694)
  Contribution to profit sharing plan                      (313)             -             -
  Business combination                                        -         (1,628)            -
                                                         (2,350)        (3,678)       (3,141)
Common stock purchased                                   29,645         12,877        14,989
Balance, end of year                                    172,285        144,990       135,791

Outstanding common stock excludes shares held in treasury.

See Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Fiscal Year The company's fiscal year ends on the Saturday closest to January 31. Fiscal year 2000 ended on February 3, 2001, and included 53 weeks. The additional week did not materially affect 2000 earnings. Fiscal years 1999 and 1998 ended on January 29, 2000, and January 30, 1999, respectively, and included 52 weeks. References to years in this annual report relate to fiscal years or year-ends rather than calendar years.

Basis of Reporting
The consolidated financial statements include the accounts of The May Department Stores Company, a Delaware corporation, and all wholly owned subsidiaries (May or the company). The company's 427 quality department stores are operated by eight regional department store companies across the United States under 11 long-standing and widely recognized trade names.
David's Bridal operates 123 stores and is the nation's largest retailer of bridal gowns and bridal-related merchandise. The company aggregates its eight department store companies and David's Bridal into one reportable segment.

Use of Estimates
Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Net Retail Sales
Net retail sales (sales) represent sales of stores operating at the end of the latest period including lease department sales and excluding finance charge revenues and the sales of stores that have been closed and not replaced. Sales are net of returns and exclude sales tax. Store-for-store sales represent sales of those stores open during both years. David's Bridal sales are included in total sales since August 2000, but are not included in store-for-store sales.

Revenues
Revenues include sales from all stores operating during the period, finance charge revenues, and lease department income.
Revenues are net of estimated merchandise returns. Revenues include finance charge revenues of $301 million, $304 million, and $298 million in 2000, 1999, and 1998, respectively.

Cost of Sales
Cost of sales includes the cost of merchandise sold and the company's buying and occupancy costs.

Advertising Costs
Advertising and sales promotion costs are expensed at the time the advertising takes place. These costs were $572 million, $540 million, and $500 million in 2000, 1999, and 1998, respectively.

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

Merchandise Inventories
Merchandise inventories are principally valued at the lower of LIFO (last-in, first-out) cost basis or market using the retail method.

Property and Equipment
Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or related lease terms. Software development costs are capitalized and amortized over the expected useful life. Capitalized interest was $17 million, $16 million, and $14 million in 2000, 1999, and 1998, respectively.

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

Financial Derivatives
The company uses financial derivatives only to reduce risk in specific business transactions. The company periodically purchases forward contracts on firm commitments to minimize the risk of foreign currency fluctuations. These contracts are not significant. The company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000. This statement did not have a material impact on the company.

Reclassifications
Certain prior-period amounts have been reclassified to conform with the current-year presentation.

Quarterly Results (Unaudited)

Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were:

(dollars in millions,                                         2000
except per share)       First  Second  Third (1)  Fourth (2)  Year
Revenues               $3,050  $3,131  3,326      $5,004   $14,511
Cost of sales           2,141   2,154  2,397       3,237     9,929
Selling, general, and
  administrative expenses 638     670    697         830     2,835
Pretax earnings           200     225    141         836     1,402
Net earnings              120     135     85         518       858

Earnings per share:
  Basic                $ 0.36  $ 0.42 $ 0.28      $ 1.68   $  2.74
  Diluted                0.35    0.41   0.27        1.59      2.62

(1) The 2000 third quarter results included a $63 million charge to clear excess spring and summer merchandise.

(2) The 2000 fourth quarter included 14 weeks. The additional week increased both cost of sales and selling, general, and administrative expenses as a percent of revenues by 0.2%.

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

There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. If the final variables and factors had been known at the beginning of the year, the pro forma earnings (loss) per share impact of LIFO would have been:

                           2000                       1999
               Pro           As           Pro           As
Quarter      Forma     Reported         Forma     Reported
First        $0.01      $(0.01)         $0.01       $(0.01)
Second        0.01       (0.01)          0.01        (0.01)
Third         0.01       (0.01)          0.01        (0.01)
Fourth        0.02        0.08           0.02         0.08
Year         $0.05      $ 0.05          $0.05       $ 0.05

Profit Sharing

The company has a qualified profit sharing plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined-contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $52 million for 2000, an effective match rate of 92%. The matching allocation values were $54 million in 1999 and $57 million in 1998.

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

The $249 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as long-term debt because the company will fund the required debt service through 2004. The company's contributions to the ESOP and the dividends on the ESOP preference shares are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $22 million in 2000, $25 million in 1999, and $27 million in 1998. ESOP preference shares' dividends were $23 million in 2000, $24 million in 1999, and $25 million in 1998.

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

The company's profit sharing expense was $41 million in 2000, $40 million in 1999, and $28 million in 1998.

At February 3, 2001, the plan beneficially owned 15.1 million shares of the company's common stock and 100% of the company's ESOP preference shares, representing 11.0% of the company's common stock.

Pension and Other Postretirement Benefits

The company has a qualified defined-benefit plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The company also maintains two nonqualified, supplementary defined-benefit plans for certain associates. All plans are noncontributory and provide benefits based upon years of service and pay during employment.

Pension expense is based on information provided by an outside actuarial firm that uses assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The accumulated benefit obligations (ABO), change in projected benefit obligations (PBO), change in net plan assets, and funded status of the benefit plans were:

                          Qualified Plan        Nonqualified Plans
(dollars in millions)       2000       1999        2000       1999
Change in PBO (1)
PBO at beginning of year     $542      $517       $ 129      $ 122
Service cost                   31        36           3          3
Interest cost                  41        36          10          9
Business combinations           -        27           -          -
Actuarial loss (gain) (2)      52       (74)         12          1
Plan amendments                 -        68           -          -
Benefits paid                 (74)      (68)         (7)        (6)
PBO at end of year           $592      $542       $ 147      $ 129
ABO at end of year (3)       $536      $516       $ 121      $ 104

Change in net plan assets
Fair value of net plan assets at
  beginning of year          $622      $579       $   -      $   -
Actual return on plan assets    4        38           -          -
Employer contribution          26        48           -          -
Business combinations           -        25           -          -
Benefits paid                 (74)      (68)          -          -
Fair value of net plan
   assets at end of year     $578      $622       $   -      $   -

Funded status
Plan assets in excess of
  (less than) PBO            $(14)     $ 80       $(147)     $(129)
Unrecognized net actuarial
  loss (gain)                 (26)     (124)         28         19
Unrecognized prior service
   cost                        59        66          14         14
Additional minimum liability(4) -         -         (16)        (8)
Prepaid (accrued) benefit
   cost                      $ 19      $ 22       $(121)     $(104)
Plan assets in excess of
   (less than) ABO           $ 42      $106       $(121)     $(104)

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

The components of net periodic benefit costs and actuarial assumptions for the benefit plans were:

(dollars in millions)                        2000     1999    1998
Components of pension expense (all plans)
Service cost                                 $ 34     $ 39    $ 33
Interest on PBO                                51       45      40
Expected return on assets                     (48)     (39)    (34)
Net amortization (1)                            4        8       3

Total                                        $ 41     $ 53    $ 42

(1) Prior service cost and actuarial (gain) loss are amortized over the remaining service period.

(as of January 1)                       2001       2000       1999
Actuarial assumptions
Discount rate                           7.50%      8.00%      6.75%
Expected return on plan assets          7.75       8.25       7.00
Salary increase                         4.25       4.50       4.25

The accrued pension costs are included in other liabilities.
Prepaid pension costs and intangible assets are included in other assets.

The company also provides postretirement life and/or health benefits for certain associates. As of February 3, 2001, the company's estimated PBO (at a discount rate of 7.50%) for postretirement benefits was $51 million, of which $49 million was accrued in other liabilities. As of January 29, 2000, the company's estimated PBO (at a discount rate of 8.00%) for postretirement benefits was $48 million, which was accrued in other liabilities. An unrecognized net loss of less than 10% of PBO need not be amortized. The postretirement plan is unfunded. The postretirement benefit expense was $4 million in 2000, 1999, and 1998.

The estimated future obligations for postretirement medical benefits are based upon assumed annual healthcare cost increases of 12% for 2001, decreasing by 1% annually to 5% for 2008 and future years. A 1% increase or decrease in the assumed annual healthcare cost increases would increase or decrease the present value of estimated future obligations for postretirement benefits by approximately $2 million.

Another important element in the retirement programs is the Social Security system, into which the company paid $174 million in 2000 as its matching contribution to the $174 million paid in by associates.

David's Bridal provides retirement benefits to associates who have worked three months or more and have attained age 21 through a separate 401(k) plan (a defined-contribution plan) that provides for a discretionary company contribution.

Taxes

The provision for income taxes and the related percent of pretax earnings for the last three years were:

                               2000            1999           1998
(dollars in millions)      $      %        $      %       $      %
Federal                 $412            $440           $420
State and local           73              81             77
Current taxes            485   34.6%     521   34.2%    497   35.6%
Federal                   50              63             41
State and local            9              12              8
Deferred taxes            59    4.2       75    4.9      49    3.5
Total                   $544   38.8%    $596   39.1%   $546   39.1%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

(percent of pretax earnings)          2000        1999        1998
Statutory federal income tax rate     35.0%       35.0%       35.0%
State and local income taxes           5.8         6.1         6.1
Federal tax benefit of state
  and local income taxes              (2.0)       (2.2)       (2.2)
Other, net                               -         0.2         0.2
Effective income tax rate             38.8%       39.1%       39.1%

Major components of deferred tax assets (liabilities) were:

(dollars in millions)                                  2000   1999
Accrued expenses and reserves                         $ 132  $  96
Deferred and other compensation                         134    139
Merchandise inventories                                (167)  (167)
Depreciation and amortization and basis differences    (587)  (528)
Other deferred income tax liabilities, net              (52)   (49)
Net deferred income taxes                              (540)  (509)
Less: Net current deferred income tax assets             46     31
Noncurrent deferred income taxes                      $(586) $(540)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

Earnings per Share

The following tables reconcile net earnings and weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for 2000, 1999, and 1998.


                                                               2000
                                       Net                 Earnings
(in millions, except per share)    Earnings    Shares     per Share
Net earnings                           $858
ESOP preference shares' dividends       (18)
Basic earnings per share               $840     306.4         $2.74
ESOP preference shares                   17      20.5
Assumed exercise of options
  (treasury stock method)                 -       0.8
Diluted earnings per share             $857     327.7         $2.62


                                                               1999
                                        Net                Earnings
(in millions, except per share)    Earnings    Shares     per Share
Net earnings                           $927
ESOP preference shares' dividends       (19)
Basic earnings per share               $908     332.2         $2.73
ESOP preference shares                   16      21.5
Assumed exercise of options
  (treasury stock method)                 -       1.9
Diluted earnings per share             $924     355.6         $2.60

                                                               1998
                                        Net                Earnings
(in millions, except per share)    Earnings    Shares     per Share

Net earnings                           $849
ESOP preference shares' dividends       (18)
Basic earnings per share               $831     342.6         $2.43
ESOP preference shares                   15      22.2
Assumed exercise of options
  (treasury stock method)                 -       2.6
Diluted earnings per share             $846     367.4         $2.30

Accounts Receivable

Credit sales under department store credit programs as a percent of net retail sales were 40.3% in 2000. This compares with 40.7% in 1999 and 42.3% in 1998. An estimated 27 million customers hold credit cards under the company's various credit programs. Sales made through third-party credit cards totaled $5.0 billion in 2000, compared with $4.6 billion in 1999 and $4.1 billion in 1998.

Net accounts receivable consisted of:

(dollars in millions)                     2000            1999
Customer accounts receivable (1)        $2,032          $2,124
Other accounts receivable                  125             125
Total accounts receivable                2,157           2,249
Allowance for uncollectible accounts       (76)            (76)
Accounts receivable, net                $2,081          $2,173

(1) The decrease in customer accounts receivable was primarily related to the additional week of customer payments as a result of the 53-week year.

The fair value of customer accounts receivable approximates their carrying values at February 3, 2001, and January 29, 2000, due to the short-term nature of these accounts.

Other Current Assets

In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories of $49 million in 2000 and $53 million in 1999.

Other Assets

Other assets consisted of:

(dollars in millions)                       2000          1999
Deferred debt expense                        $40           $31
Prepaid and intangible pension asset          35            32
Other                                         18             7

Total                                        $93           $70

Accrued Expenses

Accrued expenses consisted of:

(dollars in millions)                        2000           1999
Insurance costs                              $184           $184
Salaries, wages, and employee benefits        172            196
Advertising and other operating expenses      148            128
Interest and rent expense                     127            143
Sales, use, and other taxes                   116            110
Construction costs                             52             71
Other                                          72             60

Total                                        $871           $892

Short-term Debt and Lines of Credit

Short-term borrowings for the last three years were:

(dollars in millions)                         2000    1999     1998
Balance outstanding at year                   $  -    $  -     $ -
Average balance outstanding                    242      67     195
Average interest rate on average balance       6.6%    5.7%    5.4%
Maximum balance outstanding                   $667    $407    $621

The average balance of short-term borrowings outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term borrowings were outstanding during the year. The company has $878 million available under credit agreements.

Long-term Debt

Long-term debt and capital lease obligations were:

(dollars in millions)                           2000          1999
Unsecured notes and sinking-fund
  debentures due 2001-2036                    $4,470        $3,638
Mortgage notes and bonds due 2001-2016            97           124
Capital lease obligations                         52            57

Total debt                                     4,619         3,819
Less: Current maturities of long-term debt        85           259
Long-term debt                                $4,534        $3,560

The weighted average interest rate of long-term debt was 8.2% at February 3, 2001, and 8.3% at January 29, 2000.

The annual maturities of long-term debt, including sinking fund requirements, are $85 million, $315 million, $134 million, $258 million, and $172 million for 2001 through 2005.

The net book value of property encumbered under long-term debt agreements was $128 million at February 3, 2001.

The fair value of long-term debt (excluding capital lease obligations) was approximately $4.8 billion and $3.7 billion at February 3, 2001, and January 29, 2000, respectively. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities.

Lease Obligations

The company leases approximately 27% of its gross retail square footage. Rental expense for the company's operating leases consisted of:

(dollars in millions)                2000      1999        1998
Minimum rentals                       $63       $48         $49
Contingent rentals based on sales      18        18          18
Real property rentals                  81        66          67
Equipment rentals                       4         3           3
Total                                 $85       $69         $70

Future minimum lease payments at February 3, 2001, were:

                            Capital           Operating
(dollars in millions)        Lease               Leases       Total
2001                          $  7                 $ 72        $ 79
2002                             7                   68          75
2003                             7                   65          72
2004                             7                   61          68
2005                             7                   55          62
After 2005                      76                  286         362
Minimum lease payments        $111                 $607        $718

The present value of minimum lease payments under capital leases was $52 million at February 3, 2001, of which $2 million was included in current liabilities. The present value of operating leases was $414 million at February 3, 2001.

Property under capital leases was:

(dollars in millions)                          2000          1999
Cost                                           $ 59          $ 65
Accumulated amortization                        (29)          (32)
Total                                           $30          $ 33

Other Liabilities

In addition to accrued pension and postretirement costs, other liabilities consisted principally of deferred compensation liabilities of $165 million at February 3, 2001, and $162 million at January 29, 2000. Under the company's deferred compensation plan, eligible associates may elect to defer part of their compensation each year into cash and/or stock unit alternatives. The company issues shares to settle obligations with participants who defer in stock units and it maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

Litigation

There are no legal proceedings, other than ordinary routine litigation incidental to the business, to which the company or any of its subsidiaries is a party or of which any of their property is the subject.

Business Combinations

In August 2000, David's Bridal, Inc. joined the company. The cost of this transaction was approximately $420 million.

In December 1999, the company completed the merger of Zions Co-operative Mercantile Institution (ZCMI) stores. May issued 1.6 million shares of May common stock valued at $50 million to ZCMI shareholders and assumed $73 million of debt, of which $40 million was repaid at closing. The company repurchased a comparable number of shares in the open market as were issued to acquire ZCMI.

In September 1998, the company purchased 11 former Mercantile stores for approximately $302 million including merchandise inventories. At the date of purchase, nine of these stores were leased. The leases have both put and call options that obligate the company to buy the underlying properties for approximately $100 million. As of February 3, 2001, the company has purchased five of these stores for $57 million.

These business combinations have been accounted for as purchases and did not have a material effect on the results of operations or financial position.

In January 2001, the company announced that it will purchase nine department store locations from Saks Incorporated. The cash purchase price includes approximately $237 million for the stores and approximately $72 million for merchandise inventories and accounts receivable. The transaction is expected to close in the first quarter of 2001. This transaction will be accounted for as a purchase and will not have a material effect on the company's financial statements.

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

A combined summary of the stock option plans at the end of 2000, 1999, and 1998, and of the changes in outstanding shares within years is presented below:

                                 2000           1999           1998
                              Average        Average        Average
                             Exercise       Exercise       Exercise
(shares in thousands) Shares    Price  Shares  Price  Shares  Price
Beginning of year     14,872      $37  11,764    $33  10,230    $28
Granted                7,222       25   4,329     44   4,230     43
Exercised               (570)      24    (690)    25  (1,922)    25
Forfeited or expired  (1,467)      34    (531)    42    (774)    33
End of year           20,057      $33  14,872    $37  11,764    $33
Exercisable at
  end of year          8,377      $34   5,904    $30   3,719    $26
Shares available
  for grants          14,463            4,218          8,015
Fair value of
  options granted                 $ 8            $14            $12

The following table summarizes information about stock options outstanding at February 3, 2001:

                 Options Outstanding            Options Exercisable
                             Average
  Exercise        Number   Remaining  Average       Number  Average
     Price   Outstanding Contractual Exercise  Exercisable Exercise
     Range (in thousands)       Life   Price (in thousands)    Life
    $16-24         1,408           4     $22         1,257      3
     25-34        11,245           8      30         4,142      6
     35-45         7,404           8      43         2,978      8
                  20,057           7     $34         8,377      6

Under the 1994 Stock Incentive Plan, the company is authorized to grant up to 3.4 million shares of restricted stock to management associates with or without performance restrictions. No monetary consideration is paid by associates who receive restricted stock. All restrictions lapse over periods of up to 10 years. In 2000 and 1999, the company granted 235,150 and 407,167 shares of restricted stock, respectively. For restricted stock grants, compensation expense is based upon the grant date market price; it is recorded over the lapsing period. For performance-based restricted stock, compensation expense is recorded over the performance period and is based on estimates of performance levels.

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-based Compensation," establishes a fair-value method of accounting for employee stock options or similar equity instruments. The company used the Black-Scholes option pricing model to estimate the grant date fair value of its 1995 and later option grants. The fair value is recognized over the option vesting period, which is typically four years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the company's net earnings and net earnings per share would have been:

(dollars in millions, except per share)     2000   1999     1998

Net earnings:
  As reported                              $ 858  $ 927    $ 849
  Pro forma                                  835    903      833
Basic earnings per share:
  As reported                              $2.74  $2.73    $2.43
  Pro forma                                 2.67   2.66     2.38
Diluted earnings per share:
  As reported                              $2.62  $2.60    $2.30
  Pro forma                                 2.55   2.54     2.27

The Black-Scholes assumptions were:

Assumptions                                2000     1999      1998
Risk-free interest rate                     6.4%     5.5%      5.6%
Expected dividend                         $0.93    $0.89     $0.85
Expected option life (years)                  7        7         7
Expected volatility                          32%      26%       23%

Common Stock Repurchase Programs

During 2000, the company purchased $789 million or 28.4 million shares of May common stock. These repurchases completed the remaining $139 million of stock repurchases related to the $500 million 1999 stock repurchase program and the $650 million common stock repurchase program authorized in 2000. The 2000 buyback was in addition to $361 million, or 9.9 million shares, purchased in 1999 and $500 million, or 12.5 million shares, purchased in 1998.

Preference Stock

The company is authorized to issue up to 25 million shares of $0.50 par value preference stock. As of February 3, 2001, 800,000 ESOP preference shares were authorized and 589,962 were outstanding.

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


Eleven-year financial summary


(in millions, except per share
   and operating statistics)
                            2000     1999    1998     1997     1996    1995    1994    1993   1992   1991   1990
Net retail sales         $14,454  $13,854 $13,031  $12,248  $11,446  $10,327  $9,622  $8,884 $8,270 $7,723 $7,349
 Total percent increase      4.3%     6.3%    6.4%     7.0%    10.8%     7.3%    8.3%    7.4%   7.1%   5.1%   6.8%
 Store-for-store
   percent increase          0.5      2.6     3.5      3.6      4.3      2.5     5.4     5.4    4.5   (0.6)   0.6
Operations
Revenues                 $14,511  $13,866 $13,090  $12,390  $11,727  $10,708  $9,886  $9,353 $9,154 $8,864 $8,497
Cost of sales              9,929    9,370   8,901    8,437    7,953    7,217   6,658   6,328  6,251  6,071  5,844
Selling, general, and
 administrative expenses   2,835    2,686   2,516    2,375    2,265    2,081   1,916   1,824  1,859  1,861  1,772
Interest expense, net        345      287     278      299      277      250     233     244    279    315    278
Earnings before
   income taxes            1,402    1,523   1,395    1,279    1,232    1,160   1,079     957    579(7) 617    603
Provision for
   income taxes              544      596     546      500      483      460     429     379    107(7) 213    199
Net earnings (1)             858      927     849      779      749      700     650     578    472    404    404
  Percent of revenues        5.9%     6.7%    6.5%     6.3%     6.4%     6.5%    6.6%    6.2%   5.2%   4.6%   4.8%

LIFO provision(credit)   $   (29) $   (30)$   (28) $    (5) $   (20) $   (53) $  (46) $    7 $   10 $   26 $   39

Per share
Net earnings (1)         $  2.62  $  2.60 $  2.30  $  2.07  $  1.87  $  1.75  $ 1.62  $ 1.43 $ 1.18 $ 1.02 $ 1.01

Dividends paid (2)          0.93     0.89    0.85     0.80     0.77     0.74    0.67    0.60   0.55   0.54   0.51
Book value                 12.93    12.53   11.46    10.99    10.27    12.28   11.10    9.77   8.55   7.51   6.69
Market price - high        39.50    45.38   47.25    38.08    34.83    30.83   30.08   31.00  24.83  20.13  19.71
Market price -low          19.19    29.19   33.17    29.08    27.00    22.33   21.50   22.29  17.33  15.08  12.46
Market price -
   year-end close          37.30    31.25   40.25    35.04    29.67    29.25   23.42   26.50  23.46  18.29  15.17

Financial statistics
Return on equity            21.0%    24.1%   22.2%    21.2%    19.4%    20.8%   21.3%   22.1%  21.5%  20.7%  21.8%
Return on net assets        19.5     20.7    19.8     18.5     18.8     20.1    20.1    19.0   15.4(8)14.5   15.8

Operating statistics
Stores open at year-end
  Department stores          427      408     393      369      365      346     314     301    303    318    324
  David's Bridal (3)         123      100      77       59       48       36      23      14      6      5      1
Gross retail
   square footage
   (in millions) (4)        73.3     69.1    66.7     62.8     62.1     57.6    52.0    49.4   49.5   51.9   52.4
Sales per square
   foot (4) (5)          $   205  $   210 $   209  $   204  $   201  $   201  $  200  $  191 $  179 $  171 $  172

Cash flows and financial position
Cash flows from
   operations (6)        $ 1,369  $ 1,396 $ 1,288  $ 1,191  $ 1,123  $ 1,033  $  947  $  859 $  755 $  677 $  657
  Percent of revenues        9.4%    10.1%    9.8%     9.6%     9.6%     9.6%    9.6%    9.2%   8.3%   7.6%   7.7%
Depreciation and
  amortization           $   511  $   469 $   439  $   412  $   374  $   333  $  297  $  281 $  283 $  273 $  253
Capital expenditures         598      703     630      496      632      801     682     560    284    366    466
Dividends on
   common stock              286      295     290      279      287      277     251     223    204    198    191
Working capital            3,056    2,700   2,928    3,012    3,156    3,536   3,069   2,960  2,730  3,089  2,672
Long-term debt and
 preference stock          4,833    3,875   4,152    3,849    4,196    3,701   3,240   3,192  3,256  4,299  3,948
Shareowners' equity        3,855    4,077   3,836    3,809    3,650    4,585   4,135   3,639  3,181  2,781  2,467
Total assets              11,574   10,935  10,533    9,930   10,059   10,122   9,237   8,614  8,376  8,566  8,083
Average diluted shares
 outstanding
 and equivalents           327.7    355.6   367.4    373.6    396.2    397.3   397.3   398.2  397.0  394.3  397.1


All years included 52 weeks, except 2000 and 1995, which included 53 weeks.
Net retail sales for 2000 and 1995 are shown on a 52-week basis for comparability.

(1)  Represents net earnings and diluted earnings per share from continuing operations.
(2)  The annual dividend was increased to $0.94 per share effective with the
     March 15, 2001, dividend payment.
(3)  David's Bridal joined the company in 2000. Stores open at year-end prior to 2000 are shown for comparability.
(4)  David's Bridal included since August 2000.
(5)  Sales per square foot are calculated from net retail sales plus finance charge revenues and average gross retail square footage.
(6)  Cash flows from operations represents net earnings plus depreciation and amortization. It is different from cash flows from operating activities as shown on the statement of cash flows.
(7)  Pretax earnings include a net special and nonrecurring charge of $187 million, and the provision for income taxes includes a nonrecurring tax benefit of
     $187 million.
(8)  Based on pretax earnings before special and nonrecurring items.


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

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. These standards are described in the company's policies on business conduct, which are publicized throughout the company.


To the Board of Directors and Shareowners of

The May Department Stores Company:

We have audited the accompanying consolidated balance sheet of The May Department Stores Company (a Delaware corporation) and subsidiaries as of February 3, 2001, and January 29, 2000, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of February 3, 2001, and January 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri  63101-2089
February 14, 2001